Fekola Gold Project

Mali

NI 43-101 Technical Report on Preliminary Economic Assessment

Pervasive
hem-ab-ak
Hem-ab-ak
Qtz-cb-chl
Ak-qtz veins
DOWNHOLE

Prepared for:
B2 Gold Corp.

Report Effective Date:
3 June, 2014

Prepared by:
Mr Tom Garagan, PGeo (B2Gold Corp.);
Mr Bill Lytle, P.E., (B2Gold Corp.);
Mr Nic Johnson, MAIG, (MPR Geological Consultants Pty Ltd.);
Mr Chris Kaye, FAusIMM, (Mine and Quarry Engineering Services, Inc.);
Mr Don Tschabrun RM SME, (Mine and Quarry Engineering Services, Inc.);
Mr Guy Wiid, Pr Eng, (Epoch Resources Pty Ltd.);
Mr Stephanus Coetzee, Pr SciNat, (Epoch Resources Pty Ltd.).

CERTIFICATE OF QUALIFIED PERSON

I, Tom Garagan, P. Geo., am employed as a Senior Vice President of Exploration with B2Gold Corp (“B2Gold”).

This certificate applies to the technical report prepared for B2Gold entitled “Fekola Gold Project, Mali, NI 43-101 Report on Preliminary Economic Assessment” that has an effective date of 3 June 2014 and a filing date of 13 August 2014 (the “technical report”).

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. I graduated from the University of Ottawa with a Bachelor of Science (Honours) degree in Geological Sciences in 1980.

I have practiced my profession for 34 years. In this time I have been directly involved in generating and managing exploration activities, and in the collection, supervision and review of geological, mineralization, exploration and drilling data; geological models; sampling, sample preparation, assaying and other resource-estimation related analyses; assessment of quality assurance-quality control data and databases; and supervision of mineral resource estimates.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I visited the Fekola Gold Project between 2 June 2014 and 4 June 2014.

I am responsible for Sections 1.1 to 1.9 and 1.21 to 1.22; Section 2; Section 3; Section 4; Section 5; Section 6; Section 7; Section 8; Section 9; Section 10; Section 11; Section 12; Section 15; Section 23; Sections 25.1 to 25.5; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43–101. I have had no previous involvement with the Fekola Gold Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 13 August, 2014

“Signed and Sealed”

__________________________________

Tom Garagan, P. Geo.

B2Gold Corp
Suite 3100, 595 Burrard Street
PO Box 49143
Vancouver, BC
Canada V7X 1J1
Tel. (604) 681 8371 Fax (604) 681 6209	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, William (Bill) Lytle, PE, am employed as a Vice President and Country Manager with B2Gold Corp. (“B2Gold”).

This certificate applies to the technical report prepared for B2Gold entitled “Fekola Gold Project, Mali, NI 43-101 Report on Preliminary Economic Assessment” that has an effective date of June 3, 2014 and a filing date of August 13, 2014 (the “technical report”).

I am a member of the American Society of Civil Engineers (membership # 9134979). I graduated from Colorado State University in 1995 with a B. Sc. in Chemical Engineering, and in 2010 with a M. Sc. in Civil Engineering.

I have practiced my profession for 19 years.

I have been directly involved in the design, construction, start up (Russia and Namibia) and operation of gold projects in Russia, Nicaragua, and Namibia. I have also participated in studies and the execution of infrastructure projects including detailed construction planning and execution of major mining and infrastructure projects in Russia, Nicaragua, and Namibia. I have been involved in the preparation and evaluation of financial models for development and operational gold projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I visited the Fekola Gold Project and surrounding areas from July 13-15, 2014.

I am responsible for Sections 1.15, 1.6, 1.20, 1.21 and 1.22; Section 3; Sections 18.1 to 18.4 and 18.6 to 18.12; Section 19; Section 22; Section 24; Sections 25.10, 25.11 and 25.15; Section 26 and Section 27 of the technical report.

I am not independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have had no previous involvement with the Fekola Gold Property.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

B2Gold Corp
Suite 3100, 595 Burrard Street
PO Box 49143
Vancouver, BC
Canada V7X 1J1	www.b2gold.com

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: August 13, 2014

“signed and sealed”
__________________________________

Bill Lytle, PE (Colorado, USA # 44940)

B2Gold Corp
Suite 3100, 595 Burrard Street
PO Box 49143
Vancouver, BC
Canada V7X 1J1	www.b2gold.com

CERTIFICATE OF QUALIFIED PERSON

I, Nic Johnson, MAIG am employed as a Consulting Geologist with MPR Geological Consultants Pty Ltd.

This certificate applies to the technical report prepared for B2Gold entitled “Fekola Gold Project, Mali, NI 43-101 Report on Preliminary Economic Assessment” that has an effective date of 3 June 2014 and a filing date of 13 August 2014 (the “technical report”).

I am a Member of the Australian Institute of Geoscientists, membership number 1890. I graduated from Latrobe University, Melbourne, Australia in 1988 with a Bachelor of Science (Honours) degree in Geology.

I have practiced my profession for 26 years. I have been directly involved in the international mining industry continuously since graduation mainly in the areas of mine geology and resource estimation of precious and base metal projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I visited the Fekola Gold Project on 15 August, 2012.

I am responsible for Sections 1.11 and 1.12; Section 3, Sections 12.2 and 12.3; Section 14, Section 25.7 and Section 27 of the technical report.

I am independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

My previous involvement with the Fekola Gold Project has consisted of a number of updates of resource estimations performed for Papillon Resources Limited during 2009–2013.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

MPR Geological Consultants Pty Ltd,
Unit 17/123A Colin Street,
West Perth, WA 6005,
Australia

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 13 August, 2014

“Signed”

__________________________________

Nic Johnson, MAIG

MPR Geological Consultants Pty Ltd,
Unit 17/123A Colin Street,
West Perth, WA 6005,
Australia

CERTIFICATE OF QUALIFIED PERSON

I, Christopher Kaye, Fellow AusIMM, am employed as a Principal Process Engineer with Mine and Quarry Engineering Services, Inc. (“MQes”) in San Mateo, CA.

This certificate applies to the technical report prepared for B2Gold entitled “Fekola Gold Project, Mali, NI 43-101 Report on Preliminary Economic Assessment” that has an effective date of 3 June 2014 and a filing date of 13 August 2014 (the “technical report”).

I am a Fellow of Australasian Institute of Mining and Metallurgy. I graduated from the University of Queensland with a Bachelor of Engineering (Chemical) in 1984.

I have practiced my profession for 30 years. I have worked for operating mines as well as engineering and consulting companies. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for precious and base metals

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I have not visited the Fekola Project.

I am responsible for Sections 1.10, 1.14, and 1.18; Section 3; Section 13; Section 17; Section 21; Sections 25.6, 25.9, 25.13 and 25.14; and Section 27 of the technical report.

I am independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have had no previous involvement with the Fekola Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 13 August 2014

“Signed”

__________________________________

Chris Kaye, FAusIMM #107127

MQes
Mine & Quarry Engineering Services, Inc.
635 Mariner's Island Blvd., Suite 202
San Mateo, California 94404, USA
Phone: +1 (650) 378 5750
Fax: +1 (650) 378 4480
www.MQes.com

CERTIFICATE OF QUALIFIED PERSON

I, Don Tschabrun, SME-RM, am employed as an Associate Principal Mining Engineer with MQes in San Mateo, CA.

This certificate applies to the technical report titled “Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment” with an effective date of 3 June 2014 (the “technical report”).

I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME). I graduated from the Colorado School of Mines with a Bachelor of Science degree in Geological Engineering (1976). I also hold a Master of Science degree in Mineral Economics (1981) from the Colorado School of Mines.

I have practiced my profession continuously for 38 years since 1976. I have been directly involved in the evaluation and operation of precious metal, base metal and industrial mineral mining projects in North and South America, Australia, Asia Pacific and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Fekola Project.

I am responsible for Sections 16 and 21 of the technical report.

I am independent of B2Gold Inc. as independence is described by Section 1.5 of NI 43–101.

I have had no previous involvement with the Fekola Project.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 13 August 2014

“Signed and sealed”

__________________________________

Don Tschabrun, SME-RM #4029733

MQes
Mine & Quarry Engineering Services, Inc.
635 Mariner's Island Blvd., Suite 202
San Mateo, California 94404, USA
Phone: +1 (650) 378 5750??
Fax: +1 (650) 378 4480
www.MQes.com

CERTIFICATE OF QUALIFIED PERSON

I, Guy John Wiid (Pr.Eng), am employed as a Director and Consulting Civil Engineer with Epoch Resources Pty Ltd (“Epoch”).

This certificate applies to the technical report prepared for B2Gold entitled “Fekola Gold Project, Mali, NI 43-101 Report on Preliminary Economic Assessment” that has an effective date of 3 June 2014 and a filing date of 13 August 2014 (the “technical report”).

I am a registered as a Professional Engineer with the Engineering Council of South Africa (ECSA Membership No. 940269). I graduated from the University of the Witwatersrand with a B.Sc Eng (Civil) in 1988 and an M.Sc Eng (Civil) in 1995.

I have practiced my profession for 24 years.

I have been directly involved in the conceptual design, construction and management of mine residue disposal facilities, environmental management and mine closure planning for various mines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I have not visited the Fekola Mine

I am responsible for Section 1.17.3; Section 20.6; and Section 20.8, of the technical report.

I am independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Fekola Gold Project during the preparation of the Conceptual Closure Plan and estimate of associated costs and this technical report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

Epoch Resources Pty Ltd
1st Floor, Building 22A,
The Woodlands Office Park,
Woodlands Drive,
Woodmead, 2148
South Africa	www.epochresources.co.za

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 13 August 2014

“Signed and sealed”

__________________________________

Guy John Wiid (Pr.Eng)

Epoch Resources Pty Ltd
1st Floor, Building 22A,
The Woodlands Office Park,
Woodlands Drive,
Woodmead, 2148
South Africa	www.epochresources.co.za

CERTIFICATE OF QUALIFIED PERSON

I, Mr. Stephanus JP Coetzee, (Pr.Sci.Nat), am employed as a Director with Epoch Resources (Pty) Ltd (“Epoch”).

This certificate applies to the technical report prepared for B2Gold entitled “Fekola Gold Project, Mali, NI 43-101 Report on Preliminary Economic Assessment” that has an effective date of 3 June 2014 and a filing date of 13 August 2014 (the “technical report”).

I am a registered Environmental Scientist with the South African Council for Natural Scientific Professions. I graduated from Potchefstroom University (now North West University) with a B.Sc (Hons) degree in Geography and Environmental Studies.

I have practiced my profession for 17 years.

I have been directly involved in the Environmental and Social Impact Assessment for the Fekola Gold Project as project manager and have undertaken a number of Environmental and Social Impact Assessments through my career.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I visited the Medinandi Tenement (Fekola Gold Project site) between 16/01/2013 and 20/01/2013 as well as 14/08/2012 to 18/08/2012.

I am responsible for Section 1.17; Section 4.1.6; Section 4.1.7, Section 4.6, Section 5, Section 20, Section 25.12 and Section 27 of the technical report.

I am independent of B2Gold as independence is described by Section 1.5 of NI 43–101.

I have been involved with the Fekola Gold Project during the preparation of the Environmental and Social Impact Statement and this technical report.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

Epoch Resources Pty Ltd
1st Floor, Building 22A,
The Woodlands Office Park,
Woodlands Drive,
Woodmead, 2148
South Africa	www.epochresources.co.za

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 13 August 2014

Signed

__________________________________

Mr SJP Coetzee (Pr.SciNat)

Epoch Resources Pty Ltd
1st Floor, Building 22A,
The Woodlands Office Park,
Woodlands Drive,
Woodmead, 2148
South Africa	www.epochresources.co.za

Fekola Gold Project
Mali
NI 43-101 Technical Report on Preliminary Economic Assessment

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Principal Outcomes		1-1
	1.3	Project Description and Location		1-2
	1.4	Ownership and Mineral Tenure		1-2
	1.5	Accessibility, Climate, Local Resources, Infrastructure and Physiography		1-3
	1.6	History		1-3
	1.7	Geology and Mineralization		1-4
	1.8	Drilling, Sampling and Analysis		1-5
	1.9	Data Verification		1-7
	1.10	Metallurgical Testwork		1-7
	1.11	Mineral Resource Estimation		1-9
	1.12	Mineral Resource Statement		1-11
	1.13	Proposed Mine Plan		1-14
	1.14	Proposed Recovery Plan		1-15
	1.15	Infrastructure		1-16
	1.16	Marketing		1-17
	1.17	Environmental, Permitting and Social Considerations		1-18
		1.17.1	Environmental Considerations	1-18
		1.17.2	Social Considerations	1-19
		1.17.3	Closure Considerations	1-20
		1.17.4	Permitting Considerations	1-21
	1.18	Capital and Operating Cost Estimates		1-21
	1.19	Economic Analysis		1-22
	1.20	Sensitivity Analysis		1-23
	1.21	Interpretation and Conclusions		1-24
	1.22	Recommendations		1-24
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Persons		2-3
	2.3	Site Visits and Scope of Personal Inspection		2-3
	2.4	Effective Dates		2-4
	2.5	Information Sources and References		2-4
	2.6	Previous Technical Reports		2-4
3.0	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Project Ownership		3-1
	3.2	Mineral Tenure		3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Overview of Property and Title in Mali		4-1
		4.1.1	Country Overview	4-1
		4.1.2	Mineral Tenure Regime	4-1

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Mali
NI 43-101 Technical Report on Preliminary Economic Assessment

		4.1.3	State Participation	4-4
		4.1.4	Surface Rights	4-4
		4.1.5	Royalty and Mining Tax Considerations	4-5
		4.1.6	Environmental Considerations	4-5
		4.1.7	Social Considerations	4-6
		4.1.8	Taxation Considerations	4-6
		4.1.9	Policy Perception Index	4-7
	4.2	Project Ownership		4-8
		4.2.1	Médinandi Exploitation License Ownership	4-8
		4.2.2	Songhoi Legal Standing	4-9
		4.2.3	Establishment Convention	4-10
		4.2.4	Mali Government Interest	4-10
		4.2.5	Option Agreements	4-11
		4.2.6	Legal Proceedings	4-12
	4.3	Mineral Tenure		4-12
		4.3.1	Médinandi Exploitation License	4-12
		4.3.2	Exploration Permits	4-16
	4.4	Additional Tenure in Mali		4-16
	4.5	Surface Rights		4-16
	4.6	Water Rights		4-17
	4.7	Royalties and Encumbrances		4-17
	4.8	Property Agreements		4-17
	4.9	Permits		4-17
	4.10	Environmental Liabilities		4-17
	4.11	Social License		4-18
	4.12	Comments on Section 4		4-18
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
	5.4	Physiography		5-2
	5.5	Comments on Section 5		5-3
6.0	HISTORY			6-1
	6.1	Médinandi Exploitation License		6-1
	6.2	Exploration Permits		6-9
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-3
	7.3	Fekola Deposit		7-5
		7.3.1	Lithostratigraphy	7-5
		7.3.2	Structure	7-6
		7.3.3	Alteration	7-10
		7.3.4	Mineralization	7-14
		7.3.5	Regolith and Weathering	7-18

August 2014	TOC ii

Fekola Gold Project
Mali
NI 43-101 Technical Report on Preliminary Economic Assessment

	7.4	Prospects/Exploration Targets		7-18
	7.5	Comments on Section 7		7-20
8.0	DEPOSIT TYPES			8-1
	8.1	Deposit Model		8-1
	8.2	Comment on Deposit Model		8-2
	8.3	Comparison with Other Kofi Series-hosted Deposits in Mali		8-3
9.0	EXPLORATION			9-1
	9.1	Grids and Surveys		9-1
	9.2	Geological Mapping		9-1
	9.3	Geochemical Sampling		9-1
	9.4	Geophysics		9-2
	9.5	Pits and Trenches		9-2
	9.6	Petrology, Mineralogy, and Research Studies		9-2
		9.6.1	Schandl (2012)	9-6
		9.6.2	Pathfinder (2012–2013)	9-6
	9.7	Exploration Potential		9-7
		9.7.1	Fekola Deposit	9-7
		9.7.2	Exploration Targets	9-7
	9.8	Comments on Section 9		9-9
10.0	DRILLING			10-1
	10.1	Introduction		10-1
	10.2	Legacy Drilling		10-1
	10.3	Drill Data for January 2013 PEA Mineral Resource Estimate (as at January 15, 2013)		10-5
	10.4	Drill Data for August 2013 Mineral Resource Estimate Update (as at August 5, 2013)		10-5
	10.5	Drill Contractors		10-5
	10.6	Papillon Drill Methods		10-8
		10.6.1	Auger, Rotary Air Blast and Aircore	10-8
		10.6.2	Reverse Circulation	10-8
		10.6.3	Core Drilling	10-8
	10.7	Papillon Geological Logging		10-9
		10.7.1	RC	10-9
		10.7.2	Core	10-11
		10.7.3	Exploration-stage Geotechnical Logging	10-13
		10.7.4	Magnetic Susceptibility	10-13
	10.8	Recovery		10-13
	10.9	Collar Surveys		10-13
	10.10	Downhole Surveys		10-14
		10.10.1	RC	10-14
		10.10.2	Core	10-14
	10.11	Condemnation, Geotechnical and Hydrogeological Drilling		10-14
	10.12	Metallurgical Drilling		10-17
	10.13	Sample Length/True Thickness		10-17
	10.14	Drilling Since Completion of Resource Estimates		10-17

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Mali
NI 43-101 Technical Report on Preliminary Economic Assessment

	10.15	Comments on Section 10		10-20
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Legacy Data		11-1
	11.2	Sampling Methods		11-2
	11.3	Metallurgical Sampling		11-3
	11.4	Density Determinations		11-3
	11.5	Analytical and Test Laboratories		11-6
	11.6	Sample Preparation and Analysis		11-6
	11.7	Quality Assurance and Quality Control		11-9
		11.7.1	Magnetic Susceptibility	11-9
		11.7.2	Density	11-9
		11.7.3	Analytical QA/QC	11-9
		11.7.4	Blanks	11-9
		11.7.5	Field Duplicates	11-11
		11.7.6	CRMs	11-11
	11.8	Portable X-ray Fluorescence Sampling		11-11
	11.9	Databases		11-11
	11.10	Sample Storage		11-13
	11.11	Sample Security		11-14
	11.12	Comments on Section 11		11-14
12.0	DATA VERIFICATION			12-1
	12.1	QA/QC Data Reviews		12-1
		12.1.1	Papillon Data Checks	12-1
		12.1.2	ioGlobal Data Checks	12-2
		12.1.3	Results	12-2
	12.2	MPR Review, January 2013 PEA Mineral Resource estimate Data Support		12-3
		12.2.1	First Duplicates	12-3
		12.2.2	Blanks	12-3
		12.2.3	Standards (CRMs)	12-3
		12.2.4	Core and RC Duplicates	12-3
		12.2.5	Twin Hole Drilling	12-4
	12.3	MPR Review, August 2013 Mineral Resource estimate update Data Support		12-5
		12.3.1	First Duplicates	12-5
		12.3.2	Blanks	12-6
		12.3.3	Standards (CRMs)	12-6
		12.3.4	Core and RC Duplicates	12-6
	12.4	Comments on Section 12		12-7
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Introduction		13-1
	13.2	Metallurgical Testwork Samples		13-2
	13.3	Metallurgical Testwork Results		13-2
		13.3.1	Mineralogy	13-2
		13.3.2	Comminution	13-5

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Mali
NI 43-101 Technical Report on Preliminary Economic Assessment

		13.3.3	Gravity Recovery	13-6
		13.3.4	Leach Testing	13-7
		13.3.5	Cyanide Destruction Test Work	13-7
		13.3.6	Settling and Rheology Test Work for Thickener Sizing	13-8
	13.4	Metallurgical Recovery Estimates		13-8
	13.5	Comment on Section 13		13-9
14.0	MINERAL RESOURCE ESTIMATES			14-11
	14.1	Introduction		14-11
	14.2	January 2013 PEA Mineral Resource Estimate		14-12
		14.2.1	Data Supporting the Estimate	14-12
		14.2.2	Geological Models	14-12
		14.2.3	Exploratory Data Analysis	14-13
		14.2.4	Density Assignment	14-15
		14.2.5	Composites	14-15
		14.2.6	Grade Capping/Outlier Restrictions	14-15
		14.2.7	Variography	14-16
		14.2.85	Estimation/Interpolation Methods	14-16
		14.2.9	Model Validation	14-18
		14.2.10	Classification of Mineral Resources	14-20
		14.2.11	Reasonable Prospects of Eventual Economic Extraction	14-22
		14.2.12	Mineral Resource Statement	14-22
	14.3	August 2013 Mineral Resource Estimate Update		14-25
		14.3.1	Data Supporting the Estimate	14-25
		14.3.2	Geological Models	14-25
		14.3.3	Exploratory Data Analysis	14-27
		14.3.4	Density Assignment	14-27
		14.3.5	Grade Capping/Outlier Restrictions	14-28
		14.3.6	Composites	14-28
		14.3.7	Variography	14-28
		14.3.8	Estimation/Interpolation Methods	14-29
		14.3.9	Model Validation	14-29
		14.3.10	Classification of Mineral Resources	14-29
		14.3.11	Reasonable Prospects of Economic Extraction	14-33
		14.3.12	August 2013 Mineral Resource Estimate Update Resource Statement	14-33
	14.4	Comparison between January 2013 PEA Mineral Resource Estimate and August 2013 Mineral Resource Estimate Update		14-33
	14.5	Factors That May Affect the Mineral Resource Estimates		14-35
	14.6	Comments on Section 14		14-35
15.0	MINERAL RESERVE ESTIMATES			15-1
16.0	MINING METHODS			16-1
	16.1	Introduction		16-1
	16.2	Geotechnical Review		16-1
	16.3	Hydrogeological Review		16-1
	16.4	Pit Optimization Parameters		16-2

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	16.5	Pit Design		16-3
	16.6	Waste Storage Facilities		16-6
	16.7	Mine Production Schedule		16-6
	16.8	Mining Equipment		16-9
	16.9	Mine Operations Personnel		16-9
	16.10	Comment on Section 16		16-9
17.0	RECOVERY METHODS			17-1
	17.1	Introduction		17-1
	17.2	Summary Process Design Criteria		17-1
	17.3	Process Description		17-1
	17.4	Comments on Section 17		17-7
18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Introduction		18-1
	18.2	Road and Logistics		18-1
	18.3	Waste Rock Facilities		18-4
	18.4	Stockpiles		18-4
	18.5	Tailings Storage Facilities		18-5
		18.5.1	Tailings Dam	18-5
		18.5.2	Drainage and Seepage	18-6
		18.5.3	Water Storage	18-7
	18.6	Water Management		18-8
		18.6.1	Water Balance	18-8
		18.6.2	Diversions	18-10
	18.7	Built Infrastructure		18-12
		18.7.1	Existing Infrastructure	18-12
		18.7.2	Workshops	18-12
		18.7.3	Warehouses and Storage	18-12
	18.8	Accommodation		18-13
	18.9	Power and Electrical		18-13
	18.10	Fuel		18-13
	18.11	Waste Management		18-14
	18.12	Comments on Section 18		18-14
19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Commodity Price Projections		19-1
	19.3	Contracts		19-2
	19.4	Comments on Section 19		19-2
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Baseline Studies		20-1
		20.1.1	Environmental and Social Impact Statement	20-1
		20.1.2	Soil, Land Capability and Land Use	20-1
		20.1.3	Flora	20-1
		20.1.4	Fauna	20-2

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		20.1.5	Water	20-2
	20.2	Considerations of Social and Community Impacts		20-4
		20.2.1	Project Setting	20-4
		20.2.2	Local Employment Plan	20-5
		20.2.3	Stakeholder Consultation	20-5
		20.2.4	Landowner Consultation	20-6
		20.2.5	Artisanal Mining	20-6
		20.2.6	Relocation/Resettlement	20-7
	20.3	Environmental Issues		20-7
	20.4	Environmental and Social Management Plan		20-9
	20.5	Environmental and Social Monitoring Plan		20-13
	20.6	Closure Plan		20-13
	20.7	Permitting		20-15
	20.8	Comments on Section 20		20-16
21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Cost Estimates		21-1
		21.1.1	Introduction	21-1
		21.1.2	Capital Cost Estimate Review	21-2
		21.1.3	General Mine and Plant Infrastructure and Earthworks	21-3
		21.1.4	Indirect Costs	21-6
	21.2	Operating Cost Estimates		21-6
		21.2.1	Mine Operating Costs	21-6
		21.2.2	Process Operating Costs	21-8
		21.2.3	General and Administrative Operating Costs	21-9
	21.3	Risks and Opportunities		21-10
		21.3.1	Risks	21-10
		21.3.2	Opportunities	21-11
	21.4	Comment on Section 21		21-11
22.0	ECONOMIC ANALYSIS			22-1
	22.1	Caution and Forward-Looking Information Statements		22-1
	22.2	Methodology Used		22-3
	22.3	Financial Model Parameters		22-3
		22.3.1	Mineral Resource, Mineral Reserve, and Mine Life	22-4
		22.3.2	Metallurgical Recoveries	22-4
		22.3.3	Smelting and Refining Terms	22-5
		22.3.4	Metal Prices	22-5
		22.3.5	Operating Costs	22-5
		22.3.6	Capital Costs	22-5
		22.3.7	Royalties	22-5
		22.3.8	Working Capital	22-5
		22.3.9	Taxes	22-5
		22.3.10	Closure Costs and Salvage Value	22-6
		22.3.11	Financing	22-6
		22.3.12	Inflation	22-6
	22.4	Financial Results		22-6

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	22.5	Sensitivity Analysis	22-7
	22.6	Comments on Section 22	22-12
23.0	ADJACENT PROPERTIES		23-1
24.0	OTHER RELEVANT DATA AND INFORMATION		24-1
25.0	INTERPRETATION AND CONCLUSIONS		25-1
	25.1	Mineral Tenure, Royalties and Surface Rights	25-1
	25.2	Geology and Mineralization	25-2
	25.3	Exploration and Drilling	25-3
	25.4	Sample Preparation and Analysis	25-4
	25.5	Data Verification	25-4
	25.6	Metallurgical Testwork	25-5
	25.7	Mineral Resource Estimation	25-5
	25.8	Mine Plan	25-7
	25.9	Recovery Plan	25-7
	25.10	Infrastructure	25-8
	25.11	Marketing	25-8
	25.12	Environmental, Social and Permitting	25-9
	25.13	Capital Cost Estimates	25-10
	25.14	Operating Cost Estimates	25-10
	25.15	Economic Analysis	25-11
26.0	RECOMMENDATIONS		26-1
	26.1	Phase 1	26-1
	26.2	Phase 2	26-1
27.0	REFERENCES		27-1
	27.1	Bibliography	27-1
	27.2	Abbreviations	27-5
	27.3	Glossary of Terms	27-10

T A B L E S

Table 1-1:	January 2013 PEA Mineral Resource Estimate Statement (base case is highlighted)	1-12
Table 1-2:	August 2013 Mineral Resource Estimate Update Resource Statement (base case is highlighted)	1-13
Table 1-3:	Estimated Operating Costs – Summary	1-22
Table 4-1:	2013 Fraser Institute Policy Perception Index Rankings, Africa	4-9
Table 4-2:	Exploitation License Boundary Co-ordinates	4-14
Table 6-1:	Summary Table of Historical Activities, Médinandi Exploitation Permit	6-4
Table 6-2:	January 2013 Papillon Historical Resource Estimate (base case is highlighted)	6-7
Table 6-3:	August 2013 Papillon Historical Resource Estimate (base case is highlighted)	6-8
Table 6-4:	Summary Table of Historical Activities, Menankoto Sud	6-10
Table 6-5:	Summary Table of Historical Activities, Bantako Est	6-10
Table 7-1:	Lithostratigraphy	7-7
Table 7-2:	Major Alteration Styles	7-12

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Table 8-1:	Deposit Type Comparison: Loulo Mining Camp Deposits to Fekola Deposit	8-4
Table 9-1:	Summary Table, Geochemical Sampling, Médinandi Exploitation License	9-2
Table 9-2:	Geophysical Surveys	9-3
Table 10-1:	Drilling Summary, Médinandi Exploitation License, by Deposit/Area	10-1
Table 10-2:	Drilling Summary, Médinandi Exploitation License, by Year (current as at 11 June 2014)	10-2
Table 10-3:	Summary of Fekola Drilling Database as at 15 January, 2013 (used for January 2013 PEA Mineral Resource)	10-6
Table 10-4:	Summary of Fekola Drilling Database as at 5 August, 2013 (used for August 2013 Mineral Resource estimate update)	10-8
Table 10-5:	Geological Logging Codes	10-10
Table 10-6:	Selected Drill Intercept Table	10-18
Table 11-1:	Density Data (January 2013 PEA Mineral Resource estimate)	11-4
Table 11-2:	Density Data (2013 Estimate Update)	11-5
Table 11-3:	Laboratory Summary	11-7
Table 13-1:	Metallurgical Testwork Composites – Phase I Program	13-3
Table 13-2:	Metallurgical Testwork Composites 1, 2 & 3 – Phase II Program	13-3
Table 13-3:	Gold Content - Metallurgical Composite Samples	13-5
Table 13-4:	Crusher Work Indices	13-6
Table 13-5:	Bond Rod and Bond Mill work Indices	13-6
Table 14-1:	MIK Model Parameters (January 2013 PEA Mineral Resource estimate)	14-17
Table 14-2:	Conceptual Input Parameters used for Assessment of Reasonable Prospects	14-23
Table 14-3:	January 2013 PEA Mineral Resource Estimate Statement (base case is highlighted)	14-24
Table 14-4:	Interpolation Parameters (August 2013 Mineral Resource estimate update)	14-30
Table 14-5:	August 2013 Mineral Resource estimate update Resource Statement (base case is highlighted)	14-34
Table 16-1:	Pit Optimization Parameters	16-3
Table 16-2:	Material Contained Within the Pit Design	16-6
Table 16-3:	Proposed Mine Production Schedule	16-8
Table 16-4:	Proposed Major Equipment Fleet	16-10
Table 17-1:	Key Design Criteria	17-2
Table 18-1:	TSF Design Parameters	18-6
Table 21-1:	Estimated Capital Costs – Summary	21-2
Table 21-2:	Process Plant Capital Costs	21-4
Table 21-3:	General Mine and Plant Infrastructure & Earthworks Capital Costs	21-5
Table 21-4:	Indirect Capital Costs	21-7
Table 21-5:	Mine Operating Costs	21-7
Table 21-6:	Process Plant Operating Costs (per tonne of mill feed processed)	21-9
Table 22-1:	Main Financial Model Assumptions (dollar figures in US$)	22-4
Table 22-2:	LOM Cashflow	22-8
Table 22-3:	Pre-tax Economic Results at Variable Discount Rates and Gold Prices (base case is highlighted)	22-11
Table 22-4:	Post-tax Economic Results at Variable Discount Rates and Gold Prices (base case is highlighted)	22-11
Table 22-5:	Pre-tax Sensitivities to Capital Costs (base case is highlighted)	22-11
Table 22-6:	Pre-tax Sensitivities to Operating Costs (base case is highlighted)	22-12

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F I G U R E S

Figure 2-1:	Location Plan	2-2
Figure 4-1:	Mineral Tenure Boundary, Médinandi Exploitation License	4-13
Figure 4-2:	Exploration Permit Tenure Plan	4-15
Figure 6-1:	Prospect and Deposit Location Plan, Médinandi Exploitation License	6-6
Figure 7-1:	Regional Geology Plan	7-2
Figure 7-2:	Geology Plan, Médinandi Exploration Permit Area	7-4
Figure 7-3:	Lithostratigraphic Column	7-8
Figure 7-4:	Geological Cross-Section, (Section 1,387,560; looking north)	7-9
Figure 7-5:	Mineralization and Alteration Cross Section (Section 1,387,500, looking north)	7-13
Figure 7-6:	Core Specimen, FKD_39; Low-Grade Gold Mineralization	7-15
Figure 7-7:	Core Specimen, FKD_39; Medium-Grade Gold Mineralization	7-16
Figure 7-8:	Core Specimen, FKD_39; High-Grade Gold Mineralization	7-17
Figure 7-9:	Simplified Regolith Profile	7-19
Figure 9-1:	Geochemical Anomaly Plan, Médinandi Exploitation License	9-1
Figure 9-2:	Metal Factor from Gradient Array IP	9-4
Figure 9-3:	Airborne EM Response (142 ms)	9-5
Figure 9-4:	Exploration Potential (Drill Hole Grade–Thickness)	9-8
Figure 10-1:	Drill Collar Location Plan, Médinandi Exploitation License	10-3
Figure 10-2:	Fekola Deposit, Drill Collar Location Plan	10-4
Figure 10-3:	Fekola Deposit, Comparison Drill Collar Location Plan as at 15 January, 2013 (Jan 2013 model), and 5 August 2013 (Aug 2013 model).	10-7
Figure 10-4:	Example Wet/Dry Chip Sample Record	10-12
Figure 10-5:	Example Wet/Dry Core Record	10-12
Figure 10-6:	Location Plan, Geotechnical Drilling	10-16
Figure 11-1:	Density Variation with Depth (January 2013 PEA Mineral Resource estimate)	11-4
Figure 11-2:	Density Variation with Depth (2013 Estimate Update)	11-5
Figure 11-3:	Sample Preparation and Analysis Flowsheet (SGS)	11-8
Figure 11-4:	Sample Preparation Flowsheet	11-10
Figure 11-5:	Project Data Flowsheet	11-12
Figure 13-1:	Drill Hole Locations – Metallurgical Composite Samples	13-4
Figure 14-1:	Primary Domains (January 2013 PEA Mineral Resource estimate)	14-14
Figure 14-2:	Comparison, MIK Estimate vs Composite Average Grade (January 2013 PEA Mineral Resource estimate)	14-19
Figure 14-3:	Example Panel Classification, January 2013 PEA Mineral Resource estimate, Drill Section 1,387,200 mN	14-21
Figure 14-4:	Primary Domains (August 2013 Mineral Resource estimate update)	14-26
Figure 14-5:	Comparison, MIK Estimate vs Composite Average Grade (August 2013 Mineral Resource Estimate Update)	14-31
Figure 14-6:	Example Panel Classification, August 2013 Mineral Resource Estimate Update Drill Section 1,387,200 mN	14-32
Figure 16-1:	Pit Design and Staging	16-5
Figure 17-1:	Simplified Process Flowsheet	17-3
Figure 18-1:	Proposed Infrastructure Layout Plan	18-2
Figure 18-2:	Proposed Access Route, Material and Consumables, Using Millennium Highway	18-3

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Figure 18-3:	Makeup Water Requirements from External Sources	18-9
Figure 18-4:	Open Pit Water Discharge Volumes	18-9
Figure 18-4:	Figure 18-5:Proposed Diversion Channel	18-11
Figure 19-1:	Consensus Commodity Price Projections	19-2

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1.0	SUMMARY

1.1	Introduction

Qualified Persons (QPs) from B2Gold Corp. (B2Gold), MPR Geological Consultants Pty Ltd (MPR), Mine and Quarry Engineering Services, Inc. (MQes), and Epoch Resources Pty Ltd. (Epoch) have prepared a technical report (the Report) for B2Gold on the Fekola Gold Project (the Project) in Mali, Africa.

On 3 June, 2014, B2Gold entered into a definitive Merger Implementation Agreement (the Merger Implementation Agreement) with Papillon Resources Limited (Papillon), under which B2Gold and Papillon agreed to combine the two companies. The combined company will operate under the name of B2Gold.

The Report has been prepared in support of B2Gold’s information circular (the Circular), dated 11 August 2014 and in connection with a special meeting of B2Gold shareholders to be held on 12 September 2014. The Report has been prepared, and is intended to be used, in connection with the proposed transaction, and to support the first-time disclosure by B2Gold of material scientific and technical information on a property that will be material to the resulting issuer.

This information includes a first-time disclosure of Mineral Resource estimates and the results of a Preliminary Economic Assessment (PEA) study completed on the Project. The Report also documents a Mineral Resource estimate update that was completed subsequent to the resource estimate that supports the PEA. The updated Mineral Resource estimate was compared to the estimate that supports the PEA. The interpretations in the estimate that supports the PEA as to grade and geological continuity remain unchanged in the resource update. As a result, assumptions in the PEA have not changed in terms of their outcomes as their underlying assumptions remain reasonable.

1.2	Principal Outcomes

The results of the PEA show that the Fekola deposit will be a low-cost project with robust project economics. The base case Project presented in the PEA produces approximately 306,000 troy ounces of gold per annum over a mine life of about 8.6 years. B2Gold intends to advance the Project through more detailed studies.

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1.3	Project Description and Location

The Fekola Project is located within the Kayes Region, in southwestern Mali, on the western border of Mali with Senegal. The Project is situated about 210 km south of Kayes and about 40 km south of the city of Kéniéba.

1.4	Ownership and Mineral Tenure

Papillon indirectly owns 90% of Songhoi Resources Sàrl (Songhoi), the Malian holding company for the Project. The remaining 10% interest is held by Mani Sàrl (Mani). Papillon is Project operator.

A 75 km2 mining lease (the Médinandi Exploitation License) was granted to Songhoi for the Project on 13 February 2014, under permit number 0070/PM-RM. The exploitation license is current for a 30-year term, expiring February 2044. A 3% royalty (mining tax) is payable to the Malian government once production commences.

Under the 2012 Mining Code, upon the grant of an exploitation license, the holder of the exploitation license must take steps to create an exploitation company incorporated under the laws of Mali (the new Malian company). Upon the issuance of the Médinandi Exploitation License, which entails the grant of a 10% participation to the Government of Mali, each of Papillon and Mani would contribute a 5% participation to the Government of Mali so that the new Malian company shareholding will be distributed as follows: 85% for Papillon, 5% for Mani, and 10% for the Government of Mali.

However, it is not certain whether the exploitation license will fall under the 2012 Mining Code, or would be considered to be grandfathered under the previous 1999 Mining Code. This will be determined when the new Malian operating company is established and the convention terms are finalized.

All of the surface rights in the Project area are under the ownership of the State of Mali and have not been registered to any private entity.

There are a number of small villages in the exploitation license area, but there are currently no inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure and a 500 m buffer zone around the active blasting area. Previous farmers and other inhabitants have been re-located and compensation has been paid. There are no future payments or liabilities associated with the relocation effort and there are currently no inhabitants remaining in the no-go zone.

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Two exploration permits, Menankoto Sud and Bantako Est, held by Songhoi/Papillon are within close proximity to the Médinandi tenement:

•

The Menankoto Sud exploration permit is 52 km2 in area and is located approximately 13 km to the north of the Médinandi Exploitation License. The permit was granted on 4 February 2014, and is valid until 4 February 2017, with two two-year renewals possible. Papillon has a 95% interest in Menankoto Sud;

•

The Bantako Est exploration permit is 57 km2 in area and is located less than 5 km from the northeast corner of the Médinandi Exploitation License. Papillon has a 90% interest in Bantako Est. The permit was granted on 30 December, 2011, and expires on 30 December 2014.

1.5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project area is in the pre-Guinean climate zone, where the average rainfall is greater than 1,000 mm and may attain 1,200 mm, with a maximum of 85 days of rain and a rainy season lasting six months, from May to October, which is characterized by torrential rains. The temperatures in the region vary depending upon both latitude and season, with a mean annual temperature of approximately 28°C. Mining activities are expected to be conducted year-round. Exploration activities are generally curtailed from approximately July to September due to the rainy season.

Proposed Project infrastructure is described in Section 1.14. Access to the Project is either from Dakar or from Bamako by road. Air access by charter flight is planned as part of future Project development.

The Project site is relatively flat, with a mean elevation above sea level that varies from about 125 to 140 m. Various laterite plateaus rise approximately 30–40 m above the surrounding landscape. The Falémé River occupies a meandering drainage to the south and west of the Project area.

1.6	History

Work on the Médinandi Exploitation License has been conducted by Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali (Sonarem), Bureau de Recherches Géologiques et Minières (BRGM), the Guefest Company (Guefest), Western African Gold and Exploration S.A. (WAG), Randgold Resources Ltd. (Randgold), Colonial Resources Limited (Colonial Resources), Central African Gold plc (Central African) and Papillon.

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Work programs have included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization (IP) geophysical surveys, airborne magnetic and electromagnetic (EM) surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air-blast (RAB), air core, reverse circulation (RC) and core drilling, mineral resource estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and preliminary mining studies.

In 2012, a scoping-level study was performed, which indicated sufficiently positive economics under the study assumptions that Papillon proceeded with a pre-feasibility study in 2013. The study was prepared using assumptions and allowances in the Australian Securities Exchange (ASX) listing rules and the 2004 Australasian JORC Code. Results were initially summarized in a report prepared by DRA Mineral Projects (Pty) Ltd (DRA, 2013) in June 2013. An update to DRA (2013) was presented by Papillon in a news release to the ASX on 26 June 2013 (the Papillon PFS).

The study was also required by the Government of Mali in support of conversion of the exploration permit to an exploitation license, and some of the supporting studies in the DRA report were prepared in support of the Project environmental permit.

The Papillion PFS indicated positive project economics under the assumptions in the study. As a consequence, Papillon commenced more detailed engineering and technical studies, and has undertaken some preliminary site works in support of future project construction, including site-clearing activities.

B2Gold has not completed an independent review of the data provided by Papillon on the two exploration permits. Papillon has completed some soil sampling and RC drilling on the two permits.

1.7	Geology and Mineralization

The Fekola deposit is hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou–Kéniéba inlier, which covers eastern Senegal and western Mali. It is considered to be an example of an orogenic gold deposit.

The Fekola deposit extent is nearly 4 km long by 300 m wide by 400 m deep (vertical). A higher-grade shoot has been identified in drill core that plunges approximately 20° to the north–northwest and extends over 1,500 m down plunge with variable widths from 10 to as much as 125 m. In the deposit area, the deepest drill hole reached about 650 m depth; outside the deposit area, drilling typically extends to about 120 m depth.

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The host rock succession is a bimodal sedimentary-volcanic succession that includes fine-grained siliciclastic rock (shales and siltstone), turbidites, mass flow deposits and carbonate rocks. A volcanic rock package occurs in the footwall of the sedimentary package. The entire sequence is tilted and dips moderately steeply (70° to 80°) in a westerly direction and is locally intensely altered. Graded bedding, soft-sediment deformation textures and cross bedding stratification indicate a normal layering of the sequence. The stratigraphic succession is possibly duplicated across a steeply west- dipping late-stage reverse fault termed the Fekola Fault. Host rock alteration is spatially correlated with the most intense alteration that is most commonly associated with strong gold mineralisation.

Mineralization is spatially associated with a segment of the Fekola Fault that strikes north–northwest to south–southeast over a distance of at least 3 km, and which is known to be associated with lower-grade mineralisation further to the north and south of the main Fekola mineralised zone.

Mineralization at Fekola is essentially confined to a pervasively-altered rock and carbonate–quartz–pyrite vein stockwork system. The stockwork contains various vein morphologies, including straight and irregular millimeter-scale veins and veinlets, breccias, and boudinaged and sigmoidal vein arrays. Mineralization is also associated with disseminated sulphides within the alteration zone.

Gold mineralization is preferentially associated with stringers of pyrite parallel to the foliation and in fine disseminated pyrite and minor amounts of copper sulphides (chalcopyrite) as the main sulphide phases. Tennantite ± tetrahedrite ± (trace) galena have also been observed. The total sulphide content of the deposit is typically less than 5%. The primary mineralization metal association is Fe–Cu–Au with minor associated antimony and tungsten. Arsenic grades are typically low.

1.8	Drilling, Sampling and Analysis

Legacy drilling and sampling are not considered part of the current active database, and are not used in support of the Mineral Resource estimates. The working drill database dated 11 June 2014 focuses on drilling undertaken by Papillon and its predecessor companies from January 2007 to June 2014. Within the database are a total of 1,355 RC drill holes (149,681 m), 44 holes that commenced with an RC collar but were completed with a core tail (RC–DD) drill holes (13,520 m) and 240 core drill holes (56,804 m). RAB drilling (1,166 holes; 24,115 m), air core drilling (300 holes, 11,257 m), and trenching (one trench, 150 m) were completed as part of early exploration efforts and are not used in support of Mineral Resource estimates.

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A total of 428 drill holes (80,969 m) was available at the database cutoff date of January 15, 2012 that was used for the January 2013 PEA mineral resource estimate. A total of 643 drill holes (127,148 m) were available at the data cutoff date of August 5, 2013 for the August 2013 Mineral Resource estimate update. Both estimates are based on RC, core, and core with RC pre-collar drilling data.

The average core recovery is 97.2% for all drilling and is also 97.2% for holes completed within the Fekola deposit area. There does not appear to be a direct relationship between core recovery and gold grade for Fekola.

Papillon has developed a set geological legend for the Project area, and uses this for trench, core, drill chip and surface mapping. Logging definitions and standards are regularly reviewed for appropriateness for Fekola. The logging is standardized at 1 m intervals.

Drill collars for exploration drill holes are normally surveyed using a hand-held geographic positioning system (GPS) instrument. In the deposit area, drill hole collars are picked up using a differential GPS, which has an accuracy of ± 10 cm.

Depending on ground conditions, and the purpose of the drill hole, RC holes are typically surveyed at 30–50 m intervals downhole, using a Reflex downhole surveying rod. Core holes are surveyed on the same approximate intervals, using the Reflex instrument.

Most of the drill holes at Fekola are drilled at -50 to -55° to the east (N90E) which intersects the main mineralized zone at a high angle. The higher-grade mineralisation strikes approximately north–northwest, is steeply dipping 70–80° to the west, and plunges shallowly to the north–northwest. In general, true thicknesses are 70 to 80% of the sampled length.

In the opinion of the QP, the quantity and quality of the lithological, collar and down-hole survey data collected in the exploration and infill drill programs completed are sufficient to support Mineral Resource estimation and preliminary mine planning.

The standard sample length for core, RC and trench samples is 1 m. However, this may be adjusted as appropriate for lithological contacts, structures, or alteration boundaries. From January 2011 to June 2013, the primary laboratory was SGS Kayes, Mali; from November 2013 to date the primary laboratory has been SGS Bamako, Mali. The laboratories are not formally accredited. The main analytical method used for the samples sent for gold assay is fire assay. Certified reference materials (CRMs), duplicates and blanks are inserted at regular intervals in the sample chain to monitor laboratory performance.

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A portable X-ray fluorescence (PXRF) instrument and workstation is used to reanalyse samples to obtain multi-element results for selected drill holes.

For density determinations, the water immersion bulk density method was used as a standard procedure, except in the very near surface oxidised units, or where core is significantly porous, where the volumetric method was occasionally used.

Sample security measures practiced included moving of RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking of sample shipments using industry-standard procedures. B2Gold is of the opinion that core storage is secure because Fekola is a remote camp, access is strictly controlled, and a Papillon representative is always present in the camp.

The QP is of the opinion that the quality of the gold analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

1.9	Data Verification

A reasonable level of verification has been completed during the work conducted to date, and that no material issues would have been left unidentified from the verification programs undertaken. The QP is of the opinion that the data verification programs undertaken on the data collected from the Project adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits, and adequately support the geological interpretations, and the analytical and database quality.

No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

The quality of the gold analytical data is considered by the QP to be sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories. The data can be used in preliminary mine planning.

1.10	Metallurgical Testwork

Two phases of metallurgical testwork have been performed on mineralized samples from the Fekola project to support the PEA. They were performed during 2012 and 2013 and addressed:

•	Mineralogical analyses;

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•	Rod work index;

•	Gravity recovery;

•	Ball work index;

•	Crusher work index;

•	Leaching;

•	QEMSCAN analysis;

•	SMC testwork;

•	Mineralogical analysis (quantitative X-ray diffraction or QXRD);

•	Gravity recovery;

•	Comminution testwork;

•	Thickening and settling testwork;

•	Carbon activity and adsorption modeling;

•	Rheology testwork;

•	Leach testwork;

•	Uniaxial compressive strength (UCS) testwork;

•	Cyanide destruction testwork.

The testwork was performed using industry-accepted procedures by reputable testing facilities. The results are acceptable for use in a PEA level of study for the process plant.

In advancing the Project, selection of metallurgical samples for testing requires attention. Additional samples need to address metallurgical response with respect to lithology, spatial distribution, mineralogy, head grade variability (in particular effect of low head grades on metallurgical response) and mine production schedule. It is recommended that development of a geo-metallurgical model is addressed and samples collected to determine the metallurgical responses of variables in the model.

Comminution test results classify Fekola material as highly competent and moderately abrasive. Gold recovery is sensitive to primary grind size. A primary grind size of 75 µm has been selected for the project based on testing to date. Gravity recoverable gold at this grind size is approximately 20%. Testwork indicates leaching kinetics are rapid; testing supporting the PEA indicates approximately 90% gold dissolution in approximately 12 hours. Optimizing reagent consumptions needs to be addressed.

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Metallurgical recoveries for gold are estimated to range from 89% to 93% on a pre- operational discount basis (86% to 90% on a post-discount basis). These recovery predictions are acceptable for a PEA level, however, there is insufficient testwork addressing sample variability to support a higher level of study. Also, the metallurgical recoveries show excessive scatter. Development of the geo-metallurgical model discussed above will improve confidence in the current predicted metallurgical recoveries.

1.11	Mineral Resource Estimation

There are two current Mineral Resource estimates for the Fekola deposit. The resource model supporting the PEA (the January 2013 PEA Mineral Resource estimate) was constructed in January 2013 and is the same model that supports Papillon’s disclosure in January 2013. For the purposes of the January 2013 PEA Mineral Resource estimate disclosed by B2Gold in this Report, however, a conceptual Lerchs–Grossmann (LG) pit shell was applied to the model in support of assessment of reasonable prospects of eventual economic extraction. The application of the pit shell is the primary reason for the differences in the tonnage and grade estimates between the Papillon disclosure of January 2013 and the B2Gold estimate.

Following additional drilling, the resource model was updated in August 2013, to incorporate additional drill data (the August 2013 Mineral Resource estimate update). This updated model supported Papillon disclosures made in September 2013. For the purposes of the August 2013 Mineral Resource estimate update disclosed by B2Gold in this Report, however, a conceptual pit shell was applied to the model in support of assessment of reasonable prospects of eventual economic extraction. The application of the pit shell is the primary reason for the differences in the tonnage and grade estimates between the Papillon disclosure of September 2013 and the B2Gold estimate.

The general approach and methodology used for the January 2013 model (supporting the PEA) and the August 2013 Mineral Resource estimate update were the same. Where minor differences were implemented, they are noted in the model description.

Geological/mineralisation and weathering interpretations were completed on 40 m spaced drill sections. The sectional interpretations served as the basis for 3-D solids models used to code the model. Mineralisation domains are based on zones of similar grade tenor (nominal 0.1 g/t Au threshold) and directional trends. A total of five primary domains (Domain 2 to Domain 6) were defined for the January 2013 PEA Mineral Resource estimate, and six primary domains (Domain 2 to Domain 7) were outlined for the August 2013 Mineral Resource estimate update. In each case, Domain 1 was assigned to composites that were left un-assigned to primary domains.

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This resulted in six domains in total being defined for the January 2013 PEA Mineral Resource estimate and seven domains in total for the August 2013 Mineral Resource estimate update. Weathering surfaces were applied to each of the primary domains resulting in a weathered and fresh rock solid for each of the grade domains.

An evaluation of the data distributions using univariate statistics and histogram plots was undertaken in support of domaining and determination of potential grade top-cuts. Generally, the highest-grade composites were either removed from estimation, or the effect of the high grades has been mitigated in the gold estimation by selecting the median rather than the mean as being the average grade of the highest indicator bin.

The mean of the density measurements at 2.77 g/cm3 was used for the density of the fresh rock horizon in the January 2013 PEA Mineral Resource estimate. For the August 2013 Mineral Resource estimate update, the mean of the measurements, at 2.77 g/cm3 was used for the density of the fresh rock horizon. The density used in both resource models for the weathered horizon has been assumed to be 1.80 g/cm3 to account for the observed more friable (highly weathered) material in the upper horizons of the deposit. This assumption is not considered material to either of the Mineral Resource estimates due to only a very small percentage (<5%) of the mineralization occurring in the weathered horizon.

Assay data were composited to 2 m down-hole intervals. Indicator and gold variograms were modelled from datasets formed from composites flagged by the mineralised wire-frames.

Plan view panel dimensions of 20 m east by 40 m north were selected for the multiple-indicator kriged (MIK) estimates on the basis of sample spacing in the more closely-drilled portions of the deposit. Composited drill samples were flagged as lying within or outside the domain wire-frames and in weathered or fresh rock horizons. Conditional statistics were calculated for each data subset at 14 probability (grade) thresholds. Variance adjustment factors applied to the MIK model produce resource estimates that predict tonnage and grade of materlal that would be recovered from each panel if the panel were mined using the planned selective mining unit (SMU) of 5 mE x 10 mN x 5 mRL as the minimum selection criteria.

Estimations were validated by comparing the average estimated gold grade (panel resource above 0.00 g/t Au cutoff) with the average composite grade by easting, northing and elevation through the Fekola resource area. The average panel grades estimated by MIK are generally smoothed compared to the average composite grades over the same easting, northing or elevation, but do follow the same trends seen in the composite average grades.

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A classification scheme producing a resource code based on the number and location of composites was used to estimate proportions and grade of each panel. At Fekola, the majority of panels in areas drilled at 40 m x 40 m spacing or closer report to category 1 or 2; most panels in areas consistently drilled at 80 m x 160 m spacing or less report to category 3. Based on drill density and assessments made on the QA/QC data categories 1 and 2 are considered to be classified as Measured and Indicated respectively, and category 3 is considered to be Inferred.

Both the January 2013 Mineral Resource estimate supporting the PEA and the August 2013 Mineral Resource estimate update are reported inclusive of initial conceptual mining considerations. This means that the MIK model predicts tonnage and grade of material that would be recovered from each panel if the panel were to be mined using a 5 m x 10 m x 5 m SMU as the minimum selection criteria to distinguish between “mill feed” or “mineralized material” (material sent to a mill or a low-grade stockpile) and waste.

Mineral Resources for both estimates are reported above a selected cutoff grade, and within a pit shell. Parameters used for the mineral resource pit shells are based on work completed for the PEA, using a price of US$1,550/oz gold. The calculated marginal cutoff grade is 0.6 g/t gold (excluding selling costs and refining) and is used for resource reporting.

1.12	Mineral Resource Statement

The January 2013 Mineral Resource estimate which supports the PEA has an effective date of 15 January 2013. The August 2013 Mineral Resource estimate update has an effective date of 5 August 2013.

The Qualified Person for the Mineral Resource estimates is Mr. Nic Johnson, MAIG, an employee of MPR, and independent of Papillon and B2Gold.

The estimates were prepared in accordance with the definitions set out by the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on 27 November 2010 (2010 CIM definitions) as incorporated by reference in NI 43-101.

The January 2013 Mineral Resource estimate which supports the PEA is provided in Table 1-1. The August 2013 Mineral Resource update estimate is provided in Table 1-2. The estimate base cases are highlighted in the tables. Additional cases which illustrate the sensitivity of the estimate to changes in gold cutoff grade are provided in the tables. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

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Table 1-1: January 2013 PEA Mineral Resource Estimate Statement (base case is highlighted)

Cutoff Grade	Measured			Indicated			Measured + Indicated
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	57,500	1.77	3,270	13,600	1.78	770	71,100 1.77		4,040
0.6	51,600	1.91	3,160	12,200	1.92	750	63,700 1.91		3,910
0.7	46,200	2.06	3,060	10,900	2.07	720	57,100 2.06		3,780
Cutoff Grade	Inferred (3)
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	7,800	1.72	430
0.6	7,100	1.84	410
0.7	6,400	1.96	400

Notes to Accompany PEA Mineral Resource Table:

1.

Mineral Resources have an effective date of 15 January, 2013 and are reported on a 100% basis. The Qualified Person for the estimate is Mr Nic Johnson, M.AIG, an employee of MPR Geological Consultants Pty Ltd.

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration.

4.	Estimates are reported for both weathered and fresh rock.
5.

Mineral Resources are reported within a conceptual Lerchs-Grossmann pit shell that assumed the following parameters: gold price of $1,550/oz, 4 Mt/a throughput rate, a mining cost of 4.07 $/t, process costs of $19.40/t mill feed, metallurgical recovery of 92%, general and administrative costs of $2.50/t mill feed, average pit slope angles of 46º in weathered material and 48.5º in fresh rock, mining dilution of 0%, assumption of 100% mining recovery, 6% royalty, and a discount factor of 10%.

6.	The LG pit was run on MPR’s January 2013 0.6 g/t Au MIK grade model. All resource categories were considered in the pit run.
7.	Figures have been rounded and totals may not sum.
8.	Tonnes are reported as metric tonnes, gold grades as grams per metric tonne; ounces are troy ounces.

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Table 1-2: August 2013 Mineral Resource Estimate Update Resource Statement (base case is highlighted)

Cutoff Grade	Measured			Indicated			Measured + Indicated
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	65,700	1.75	3,690	27,200	1.81	1,580	92,900	1.77	5,270
0.6	59,000	1.89	3,580	24,700	1.94	1,540	83,700	1.90	5,120
0.7	52,900	2.03	3,450	22,400	2.07	1,490	75,400	2.04	4,940
Cutoff Grade	Inferred (3)
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	7,800	1.55	380
0.6	6,900	1.69	370
0.7	6,100	1.82	350

Notes to Accompany August 2013 Mineral Resource Estimate Update Resource Table:

1.

Mineral Resources have an effective date of 5 August, 2013 and are reported on a 100% basis. The Qualified Person for the estimate is Mr Nic Johnson, M.AIG, an employee of MPR Geological Consultants Pty Ltd.

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration.

4.	Estimates are reported for both weathered and fresh rock.
5.

Mineral Resources are reported within a conceptual Lerchs-Grossmann pit shell that assumed the following parameters: gold price of $1,550/oz, 4 Mt/a throughput rate, a mining cost of 4.07 $/t, process costs of $19.40/t mill feed, metallurgical recovery of 92%, general and administrative costs of $2.50/t mill feed, average pit slope angles of 46º in weathered material and 48.5º in fresh rock, mining dilution of 0%, assumption of 100% mining recovery, 6% royalty, and a discount factor of 10%.

6.	The LG pit was run on MPR’s January 2013 0.6 g/t Au MIK grade model. All resource categories were considered in the pit run.
7.	Figures have been rounded and totals may not sum.
8.	Tonnes are reported as metric tonnes, gold grades as grams per metric tonne; ounces are troy ounces.

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The methodology used for the August 2013 Mineral Resource estimate update was the same as that used for the January 2013 PEA Mineral Resource estimate. This includes the approach used for grade and weathering domain interpretations, capping, compositing, variography, grade estimation methodology and resource classification criteria. An additional 215 drill holes were available at the time of the August 2013 Mineral Resource estimate update as compared to the January 2013 PEA Mineral Resource estimate (however, only 56 of these holes (17,020 m) are within the immediate Fekola Mineral Resource estimate limits). The holes drilled close to the limits of the January 2013 PEA Mineral Resource estimate boundaries supported the interpretations in the January 2013 PEA Mineral Resource estimate as to grade and geological continuity, and extended the known down-plunge mineralization extents.

Factors which may affect the estimates include:

•

Variations in the assumptions used to generate the conceptual LG shell would also affect the estimate, including variations in the assumptions as to the gold price, operating cost, pit slope angles and metallurgical recoveries;

•	Local changes due to faulting and more detailed modelling could result in discontinuities and offsets of mineralization;

•

The approach used to cap high grades, in addition to the use of MIK estimation, limits the over-projection of high grade in the estimate; however, there remains some risk associated with the estimation of the higher grades present in the deposit;

•	If the production rate is increased, the SMU would likely be larger and therefore the variance adjustments would require review.

1.13	Proposed Mine Plan

The preliminary mine plan is based on Measured and Indicated Mineral Resources. Preliminary technical and economic considerations have been applied in this study. More detailed engineering studies are needed to enable reporting of Mineral Reserves. There is no certainty that the Preliminary Economic Assessment based on these Mineral Resources will be realized.

The mine plan is based on the January 2013 PEA Mineral Resource estimate, and incorporates material that has been classified as Measured and Indicated. All material classified as Inferred was considered waste material.

The Fekola deposit will be mined by conventional open pit mining methods utilizing 90 t off-highway mining trucks and 16.5 m3 hydraulic front shovels. The mine production schedule is based on delivering 4 Mt of mill feed material per year. It is anticipated that a mining contractor will be utilized to perform all mining functions consisting of blasthole drilling, blasting, loading and hauling, as well as road and pit maintenance functions.

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Whittle pit shells were run to initiate the mine design process. These Whittle shells were checked by another mine planning software LG algorithm and found to be reasonable. A series of six pit stages were designed to produce a mine production schedule which would supply 4 Mt of mill feed terial annually.

Although the economic gold cutoff grade was calculated to be 0.7 g/t, based on a cutoff grade strategy analysis, it was determined that raising the cutoff grade to 1.1 g/t generated a higher net present value (NPV) for the Project. Based on a gold cutoff grade of 1.1 g/t, the Project generates about 34 Mt of mill feed material at a gold grade of 2.73 g/t. Total material moved is estimated to be about 183.3 Mt.

The mined waste rock will be placed in one of three selected waste rock facilities located relatively close to the open pit. One of the waste rock facilities will act as a buffer to the Fadougou village.

It was decided early on that the Project would utilize contractor mining rather than Owner mining. Tenders were sent to several local contractors in which five contractors responded. The mining contractors provided an equipment list as well as manpower expectations. The Project’s equipment productivity requirements were checked against the mine equipment fleet provided by the mining contractors and the comparison is such that the selected equipment is adequate to perform the necessary annual material movement requirements.

1.14	Proposed Recovery Plan

Two phases of metallurgical testwork were completed on Project samples during 2012 and 2013 and the ensuing data were used to form the basis of the design criteria for the proposed processing plant.

The processing facility is based on proven technology.

The process plant will consist of primary jaw crushing, primary semi-autogenous grind (SAG) milling and secondary ball milling with gravity recovery, leach feed thickening, carbon-in-leach (CIL), elution and gold electrowinning, and cyanide detoxification circuits, with associated services and ancillaries.

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The process plant has been designed to treat 4 Mt/a run-of-mine (ROM) material at an average grade of 2.73 g/t Au. The gold will be produced as doré bars ready for shipment to a refinery.

Testwork to better define metallurgical response and supply engineering criteria for improving the process plant design is ongoing. Metallurgical testwork to date shows a wide scatter of metallurgical recovery results. As such there is both risk and upside opportunity to the metallurgical criteria developed to date. Additional variability testing will improve confidence in metallurgical responses.

1.15	Infrastructure

The key Project infrastructure will include:

•	Access roads;

•	Open pit;

•	Safety berm;

•	Waste rock facilities (WRFs);

•	Tailings storage facility (TSF);

•	Diversion channels;

•	Plant and mine infrastructure;

•	Power generating plant with associated fuel storage;

•	Accommodation camp.

Material and consumables will be transported to site via the existing road that links the Millennium highway and the project site, which runs from Kéniéba to the Fadougou village site. The road will be upgraded to accommodate larger vehicles and the river crossings will be upgraded to ensure that the site is accessible at all times.

An initial ROM stockpile will be built up during the pre-strip period on the ROM pad at the crusher. This area is planned to accommodate 250,000 t of mineralized material. It is envisaged that there will be two to three stockpile areas segregated for grade and blended into the plant for feed grade consistency.

The TSF has been designed to accommodate a volumetric storage capacity of 46.4 M dry tonnes over a 12 year life-of-mine. The TSF dam will be a valley ring-dyke impoundment dam with an initial compacted earth embankment wall. The indicated dam footprint has the potential to accept additional tailings beyond Year 12 of operation. Supernatant and storm water collected on and in the dam will be decanted via a floating barge and pumped back to the plant for re-use as process water.

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An overall mine-wide average monthly deterministic water balance for the Project was developed. The key outcomes from the water balance include:

•	The estimated shortfall in process make-up water ranges from 164,000 m3/month (in the driest month) to 20,000 m3/month (in the wettest month) and a median value of 20,000 m3/month;

•	There is a minimum make-up water requirement of 20,000 m3/month from the Falémé River or any other clean water source all year round;

•	There is a surplus of water within the overall mine wide water balance during the wet months, resulting in water being discharged from the open pit and the TSF.

A diversion will be required for a stream that currently flows through the location of the planned open pit.

The total power requirements for the project are estimated at approximately 24 MW. Heavy fuel oil generators are the preferred option for power production. An electricity self-generation tariff of US$0.22 was used for the cost calculations.

The proposed solid waste management plan aims to incorporate an environmentally responsible and sustainable method of management through the implementation of the waste management hierarchy.

1.16	Marketing

No formal market studies have been undertaken.

The PEA envisages that gold produced at the mine would be shipped from site, with commensurate security arrangements, to a specialist refining company. There are a number of other operating gold mines near Fekola that have well-established logistics for shipping gold from this part of Mali.

There are a number of options available to B2Gold in this respect and preliminary discussions have been held by Papillon with refineries in South Africa and Switzerland.

No contracts are currently in place. It is expected that any future refining contracts would be negotiated within industry norms.

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1.17	Environmental, Permitting and Social Considerations

1.17.1	Environmental Considerations

The Environmental and Social Impact Statement (ESIS) for the Project was commissioned by Papillon and undertaken by independent consultants Epoch Resources (Pty) Ltd and Environment and Social Development Company Sàrl during 2012–2013. The ESIS was required by Malian regulatory agencies.

A monitoring plan has been developed for the Project. The following aspects are addressed as part of the monitoring plan:

•	Water quality;

•	Surface and ground water quality;

•	Impact on surrounding supply boreholes;

•	Air quality;

•	Noise;

•	Blasting and vibration;

•	Aquatic environment;

•	Livelihoods.

Based on the limited available information it is not expected that water in the open pit or emanating from the waste dumps would produce acid mine drainage. It is important that the potential for the formation of acid mine drainage is closely monitored throughout the development and operation of the mine as any changes in water quality could materially affect the cost of rehabilitation and closure.

Subsequent to the approval of the ESIS in 2013, certain changes were made to the project description that will require updating of specific specialists studies, such as the air quality impact assessment, geohydrological assessment and noise impact assessment. These changes include the design of the TSF as well as water management and operational philosophy of the TSF. It is anticipated that the ESIS will require updating during more detailed studies, and that the environmental and social impacts associated with changes to the Project will be assessed during the update. Following the completion of the ESIS addendum the document must be presented to the authorities for consideration and approval.

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1.17.2	Social Considerations

Public consultation was undertaken at four levels:

•	Local level: The 17 towns, villages and hamlets located in the Project area as well as along the access road to site;

•	Communal level: Meeting with representatives of the Circle of Kéniéba;

•	Regional level: Meeting with the representatives of Kayes;

•	National level: Consultation meeting with stakeholder and interested and affected parties in Bamako.

A total of 1,052 participants attended the public and focus group meetings. Perceptions, concerns and suggestions raised by the five communities located within the Médinandi Exploitation License area were often different from those of the 11 communities outside the exploitation licence boundary. In general the communities are in favour of the implementation of the Project. The populations living in the northern part of the Project area are mainly small-scale gold miners.

Land inhabitants were consulted as part of the Project consultation process as well as the focus group meetings. An asset register was compiled to assess the impact of the proposed development on the agricultural and other economic activities within the proposed no-go zone of the Project and formed the basis for the development of an Income Restoration Program. Together with the Prefect of Kéniéba, a strategy for the compensation of affected inhabitants was developed and communicated to the affected parties. Subsequent to this, the agricultural activities in the no-go zone were discontinued and appropriate compensation has been paid to the affected parties.

No community relocation is associated with the project description as contained in the ESIS document. Subsequent changes to the project description may require the resettlement of some villagers as well as social infrastructure such as graves and culturally-significant sites.

B2Gold aims as far as practicable to employ Malian citizens, both male and female, to work at Fekola, maximising those from the local communities. This will benefit both Mali, in terms of creating jobs and passing on skills. It is currently planned to house most of the workers in Kéniéba, and the workers would be ferried to and from the Project site on a daily basis by a bus fleet.

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1.17.3	Closure Considerations

A conceptual closure plan was developed in support of the ESIS. It is expected that rehabilitation funding guarantees would be provided to the regulatory authorities based on the expected extent of surface disturbances at selected points throughout the life of mine and the success of ongoing rehabilitation and closure works.

The total surface disturbance associated with the Project was estimated at the time of the ESIS as being 605 ha and is based on the project description contained in the approved ESIS.

The estimates of costs associated with closure have been based on the assumption that the rehabilitation of the mine would be carried out in conjunction with operations by mine staff. Provision has been made separately for the retention of the staff and equipment necessary to attend to the rehabilitation and closure of the mine after the cessation of mining and processing operations. The rehabilitation and closure of the mine is expected to be completed within 12 months of the cessation of operations.

The estimate of costs does not address the possibility of unplanned or premature closure which would form the basis of the provision of a rehabilitation fund or guarantee to the authorities. The rehabilitation fund or guarantee would be based on an estimate of the likely surface disturbance and hence scale of the closure obligations at specified periods in the life of the mine and would probably require the inclusion of provisions for:

•	Unmeasured works and variations in the scale of the works, expressed as a percentage (~10%) of the value of the measured works;

•	Contractors, preliminary and general costs expressed as a percentage (~30%) of the value of the measured works and contingency;

•	Design and project management of the closure process, expressed as a percentage (~5%) of the value of the measured works, contingencies and contractors, preliminary and general costs.

Based on the estimate of costs for the ESIS, it was expected that the total cost of rehabilitation and closure activities associated with the Project would be $13.1 M, of which $3.9 M would be expended in the concurrent rehabilitation process. The remainder of $8.6 M would be expended at decommissioning and closure of the mining and processing operations, including maintenance and aftercare of the last of the civil works and vegetation establishment which is expected to cost $0.6 M.

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1.17.4	Permitting Considerations

The Fekola Project was awarded its Environmental Permit on 9 May, 2013, and an Exploitation License on 14 February 2014. Other key permits that will be required in support of Project operations include a groundwater extraction permit, licensing of a solid waste facility, permits to allow treatment of waste and industrial water; consideration will also have to be given to personnel health and safety, and chemical waste disposal. The actual number and type of permits required, and determination of which regulatory authorities will be involved in permit grant will be established during future more detailed studies.

1.18	Capital and Operating Cost Estimates

The capital cost estimate for the Fekola Project is reported as US$292 million. Industry-recognized guidelines for the accuracy of PEA level capital cost estimates is ±40%. Minimal information was supplied to support the reported capital costs.

Cost information was reviewed plus benchmark assessments were performed against similar projects. Based on these results, it is considered that the reported capital cost estimate is acceptable for a PEA level of study.

Given the lack of supporting information, and the age of equipment prices, it is further considered that the estimate is more likely to be at the higher limits of the level of accuracy (US$292 to US$408 million).

A summary of estimated operating costs for the Fekola Project are indicated in Table 1-3. Operating costs have been reviewed and benchmarked against similar sized projects. They are considered adequate for a PEA level of study.

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Table 1-3: Estimated Operating Costs – Summary

Area	$US/t Mill Feed
Mining	21.96
Processing Plant	19.42 [1]
General & Administration	2.50
Total	43.88

Notes: 1. Indicated as $US19.40 in DRA (2013) report (Table 12 Section 15)

1.19	Economic Analysis

The PEA includes an economic analysis that is based on Mineral Resources. Preliminary technical and economic considerations have been applied in this study; additional more detailed engineering studies are needed to enable reporting of Mineral Reserves; there is no certainty that the Preliminary Economic Assessment based on these Mineral Resources will be realized. Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

The results of the economic analysis discussed in this sub-section represent forward- looking information as defined under Canadian securities law. Actual results may differ materially from those expressed or implied by forward-looking information.

Forward-looking statements include, but are not limited to, statements with respect to the economic and feasibility parameters of the Fekola Project: the cost and timing of the development of the Project; the proposed mine plan and mining method, stripping ratio, processing method and rates and production rates; grades; projected metallurgical recovery rates; infrastructure, capital, operating and sustaining costs; the projected life of mine and other expected attributes of the Fekola Project; the net present value (NPV) and internal rate of return (IRR) and payback period of capital; cash costs and all-in sustaining costs; the success and continuation of exploration activities; estimates of Mineral Resources; the future price of gold; the timing of the environmental assessment process; government regulations and permitting timelines; estimates of reclamation obligations that may be assumed; requirements for additional capital; environmental risks; political risks; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the PEA and economic parameters discussed herein not being realized; decrease of future gold prices; cost of labour, supplies, fuel and equipment rising; actual results of current exploration; adverse changes in Project parameters; discrepancies between actual and estimated production, Mineral Resources and recoveries; exchange rate fluctuations; delays and costs inherent in consulting and accommodating rights of local peoples; title risks; regulatory risks and political or economic developments in Mali; changes to tax rates; risks and uncertainties with respect to obtaining necessary surface rights and permits or delays in obtaining same; risks associated with maintaining and renewing permits and complying with permitting requirements; and other risks involved in the gold exploration and development industry; as well as those risk factors discussed elsewhere in this Report.

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The QP considers that the assumptions used for the economic analysis are appropriate for a PEA study, and fairly reflect current market conditions.

The Project demonstrates robust economics, a low cash cost, high internal IRR, and very positive NPV at the base case assumptions of a 10% discount rate and a gold price of US$1,300 per troy ounce.

Key economic results include:

•	Pre-tax NPV of US$ 850 million and an IRR of 67%;

•	Post-tax NPV of US$ 560 million and an IRR of 57%;

•	Average life-of-mine operating cash cost of US$580 per troy ounce;

•	Average life-of-mine all-in-sustaining cost of US$725 per troy ounce;

•	Average annual revenue of US$375 million;

•	Average annual operating cash flow (pre-tax, post royalties) of US$190 million.

1.20	Sensitivity Analysis

Gold price and project discount rates were used to evaluate the sensitivity of the project economics. Models were run using discount rates of 0%, 5% and 10%, and gold prices ranging from US$1,000 to US$1,600 per troy ounce. This analysis was done with both a pre-tax and post-tax considerations.

The results on a pre-tax basis varied from a NPV of US$320 million and an IRR of 32% (gold price of US$1,000/oz and discount rate of 10%) to a NPV of US$2,190 million and an IRR of 102% (gold price of US$1,600/oz and discount rate of 0%).

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The economic range for the same gold prices and discount rates on a post-tax basis was an NPV of US$170 million and an IRR of 24% to a NPV of US$1,510 million and an IRR of 90%.

Gold recovery, mill feed grade and gold price each have a similar effect on the Project economics as gold sales are the only source of revenue.

A 10% change in operating and capital cost results in NPV changes of approximately 13% and 4%, respectively, assuming a 10% discount rate.

In summary, the Project economics are most sensitive to gold price, mill feed grade, and gold recovery. These all have similar effects on the economic model followed by operating costs and then capital costs.

1.21	Interpretation and Conclusions

The QPs consider that Fekola is a robust project that could be advanced to more detailed studies. The Project economic results using the assumptions in this Report remained positive with conservative assumptions of a 10% discount rate and a gold price of US$1,000 per troy ounce. Optimization work has the potential to improve overall Project economics.

1.22	Recommendations

Subsequent to the merger of Papillon and B2Gold, B2Gold intends to proceed with more detailed engineering studies.

The QPs have reviewed the B2Gold work program, and concur with the recommended work content, phasing approach, and the expenditure commitment allocations that are likely to be required to complete the program.

The proposed work program will consist of two phases, which collectively are estimated at $10–$16.5 million to complete. The phases can be conducted concurrently.

Phase 1 will consist of a complete review of the Project geology focusing on the lithological and structural controls on mineralization. This will culminate in a new geological model which will be incorporated into an updated resource model and form the basis for an updated resource estimate. While the initial focus of the program will be on the Fekola deposit, B2Gold will also review exploration targets in the deposit vicinity to determine if there are sufficient data to support initial resource estimates.

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This work phase is estimated to cost between $1 and $2.5 million, depending on the amount of targeted drilling, geological re-logging and data verification required.

Phase 2 will consist of detailed engineering and technical studies. This second work phase is likely to require a budget of between $9 and $14 million.

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2.0	INTRODUCTION

Qualified Persons (QPs) from B2Gold Corp. (B2Gold), MPR Geological Consultants Pty Ltd (MPR), Mine and Quarry Engineering Services, Inc. (MQes), and Epoch Resources Pty Ltd. (Epoch) have prepared a technical report (the Report) for B2Gold on the Fekola Gold Project (the Project) in Mali, Africa. The Project location is shown in Figure 2-1.

On 3 June, 2014, B2Gold entered into a definitive Merger Implementation Agreement (the Merger Implementation Agreement) with Papillon Resources Limited (Papillon), under which B2Gold and Papillon agreed to combine the two companies. The combined company will operate under the name of B2Gold.

Papillon indirectly owns 90% of Songhoi Resources Sàrl (Songhoi), the Malian holding company for the Project. The remaining 10% interest is held by Mani Sàrl (Mani). Papillon is Project operator.

2.1	Terms of Reference

The Report has been prepared in support of B2Gold’s information circular (the Circular), dated 11 August, 2014 that was prepared in connection with a special meeting of B2Gold shareholders to be held on 12 September, 2014.

The Report has been prepared, and is intended to be used, in connection with the proposed transaction, and to support the first-time disclosure by B2Gold of material scientific and technical information on a property that will be material to the resulting issuer.

This information includes a first-time disclosure of Mineral Resource estimates and the results of a Preliminary Economic Assessment (PEA) study. The Report also documents a Mineral Resource estimate update that was completed subsequent to the resource estimate that supports the PEA. The updated Mineral Resource estimate was compared to the estimate that supports the PEA. The interpretations in the estimate that supports the PEA as to grade and geological continuity remain unchanged in the resource update. As a result, assumptions in the PEA have not changed in terms of their outcomes as their underlying assumptions remain reasonable.

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Figure 2-1: Location Plan

Note: Figure prepared by B2Gold, 2014.

All measurement units used in the Report are metric. The Report uses Canadian English.

The currency is expressed in US dollars ($) unless stated otherwise. Mali uses the monetary unit of the Communauté Financière Africaine Franc (CFAF or franc). As at 31 July 2014, the exchange rate to the US dollar was approximately 1 CFAF = $0.002 US.

For the purposes of this report, “Papillon” is used as the identifier for the work programs completed on behalf of Papillon in Mali, whether the work was performed by Papillon or Songhoi personnel. The name “B2Gold” is used interchangeably for the original B2Gold company, and the B2Gold entity that will be formed following the completion of the transaction.

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Years discussed in the mine and production plan, and in the financial analysis, are presented for illustrative purposes only, as no decision has been made on mine construction by B2Gold, and the relevant permits for the Project remain to be secured.

2.2	Qualified Persons

The following serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:

•	Tom Garagan, P.Geo., B2Gold;

•	Bill Lytle, P.E., B2Gold;

•	Nic Johnson, MAIG, Consulting Geologist, MPR;

•	Chris Kaye, FAusIMM, Principal Process Engineer, MQes;

•	Don Tschabrun, RM SME, Consulting Mining Engineer, MQes;

•	Guy Wiid, Pr Eng, Director, Epoch;

•	Stephanus Coetzee, Pr SciNat, Director, Epoch.

2.3	Site Visits and Scope of Personal Inspection

The following QPs have visited site.

•	Mr Tom Garagan visited the site from 2 to 4 June 2014, during which time he inspected selected drill core and held discussions with Papillon’s on-site representatives;

•

Mr Nic Johnson visited site on the 15 August, 2012. During this site visit he inspected core, visited the operating drilling rigs and discussed project geology and sampling protocols with Project staff;

•

Mr Stephanus Coetzee visited the site on 13 August, 2012 and again on 16 January 2013. During these site visits he visited the general permit area, the access route, the villages and hamlets within the permit area, the proposed pit area as well as areas identified as potential infrastructure sites. The visits included staying in the exploration camp as well as an aerial fly-over of the site;

•

Mr Bill Lytle visited the site from 13 to 14 July 2014, and spent the day of 15 July in Bamako. During this site visit he drove to the site from Bamako, visited the turn-off for the proposed new access road, visited Kéniéba where the mine workers are planned to be housed, and inspected the Project site. The Project site visit included staying in the existing exploration camp, visiting the proposed TSF site, waste dump sites, the future open pit site, the proposed camp site, the proposed airstrip site and the plant site.

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2.4	Effective Dates

The Report has a number of effective dates as follows:

•	Date of database close-out date for estimation of the January 2013 PEA Mineral Resources: 15 January 2013;

•	Date of January 2013 PEA Mineral Resource estimate: 15 January 2013;

•	Date of database close-out date for estimation of the August 2013 Mineral Resource estimate update: 5 August 2013;

•	Date of August 2013 Mineral Resource estimate update: 5 August 2013;

•	Date of completion of the Environmental and Social Impact Study: 19 April, 2013;

•	Date of the metallurgical information provided in DRA (2013): 24 June 2014;

•	Date of the capital and operating cost information supporting the financial analysis in DRA (2013): 24 June 2013;

•	Date of the announcement of the proposed merger between Papillon and B2Gold: 3 June 2014;

•	Date of the last supply of available information to B2Gold on the drilling programs and the supply of the latest database copy: 11 June 2014;

•	Date of supply of mineral tenure and surface rights information: 23 June, 2014.

The overall effective date of the Report is taken to be the date of the announcement of the proposed merger agreement, which is 3 June 2014.

2.5	Information Sources and References

Reports and documents listed in Section 3 and Section 27 of this Report were used to support preparation of the Report. Additional information was provided by B2Gold personnel as requested. Supplemental information was also provided to the QPs by third-party consultants retained by B2Gold in their areas of expertise.

2.6	Previous Technical Reports

B2Gold has not previously filed a technical report on the Project, and no other Canadian issuer has filed technical reports on the Project.

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3.0	RELIANCE ON OTHER EXPERTS

The QPs have relied upon the following other expert reports, which provided information regarding mineral rights, surface rights, property agreements, and marketing sections of this Report as noted below.

3.1	Project Ownership

The QPs have not reviewed the Project ownership, nor independently verified the ownership legal status. The QPs have fully relied upon, and disclaim responsibility for, information derived from B2Gold’s experts through the following documents:

•	Norton Rose Fulbright, 2014: Legal Report for the Médinandi Project: confidential report prepared for Papillon Resources Ltd. and B2Gold Corp, 23 June, 2014;

•	Norton Rose Fulbright, 2013: Legal Report Related to Songhoi Resources Sàrl, Republic of Mali: confidential report prepared for Papillon Resources Ltd., 27 June, 2013.

This information is used in Section 4.2 of the Report, and in support of the Mineral Resource estimates in Section 14 and the economic analysis in Section 22.

3.2	Mineral Tenure

The QPs have not reviewed the mineral tenure, nor independently verified the legal status, ownership of the Project area, underlying property agreements or permits. The QPs have fully relied upon, and disclaim responsibility for, information derived from B2Gold’s experts through the following documents:

•	Norton Rose Fulbright, 2014: Legal Report for the Médinandi Project: confidential report prepared for Papillon Resources Ltd. and B2Gold Corp, 23 June, 2014;

•	Norton Rose Fulbright, 2013: Legal Report Related to Songhoi Resources Sàrl, Republic Of Mali: confidential report prepared for Papillon Resources Ltd., 27 June, 2013.

This information is used in Sections 4.3 and 4.4 of the Report, and in support of the Mineral Resource estimates in Section 14 and the economic analysis in Section 22.

The QPs were supplied with information from the Government of Mali in relation to the mineral tenure as follows:

•	Letter of grant for the Menankoto Sud Exploration Permit;

•	Letter of grant for the Bantako Est Exploration Permit;

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•	Letter of grant for the Médinandi Exploitation Permit.

This information is consistent with the information provided by the legal experts on mineral title that is used in Sections 4.3 and 4.4 of the Report, and in support of the Mineral Resource estimates in Section 14 and the economic analysis in Section 22.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Fekola deposit, within the Médinandi Exploitation License, is located at (UTM- WGS84) 1,387,300N, 242,200E.

4.1	Overview of Property and Title in Mali

The following summary is based on information in the public domain, sourced from CIA (2013), Deloitte (2012), Doherty (2011), the Fraser Institute (2014) and Norton Rose (2012). The QPs have not independently verified the information.

4.1.1	Country Overview

Mali is a land-locked country, with a total area of 1,240,000 km2 and a total population of 12.5 million (as of July 2012). The CIA’s World Fact Book (CIA, 2013) summarizes the Mali economic background as follows:

“Among the 25 poorest countries in the world, Mali is a landlocked country highly dependent on gold mining and agricultural exports for revenue. The country's fiscal status fluctuates with gold and agricultural commodity prices and the harvest. Mali remains dependent on foreign aid. Economic activity is largely confined to the riverine area irrigated by the Niger River and about 65% of its land area is desert or semi- desert.

About 10% of the population is nomadic and about 80% of the labor force is engaged in farming and fishing. Industrial activity is concentrated on processing farm commodities.”

“The government in 2011 completed an IMF extended credit facility program that has helped the economy grow, diversify, and attract foreign investment. Mali is developing its cotton and iron ore extraction industries to diversify foreign exchange revenue away from gold. Mali has invested in tourism but security issues are hurting the industry.

Mali experienced economic growth of about 5% per year between 1996 and 2010, but the global recession and a military coup caused a decline in output in 2012. The interim government slashed public spending in the context of a declining state of security and declining international aid.”

4.1.2	Mineral Tenure Regime

Based on information from Doherty (2011), mining activities in Mali are governed by the following legal orders and decrees:

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•	Order No 99-032/P-RM, of August 19, 1999, relating to the country’s Mining Code, and as modified by Order No 00-013/P-RM, of February 10, 2000;

•	Decree No 99-255/P-RM, of September 15, 1999, pertaining to the application of the 1999 Mining Code, which was modified by Order No 00-013/P-RM, of February 10, 2000;

•

Decree No 99-256/PM-RM, of September 15, 1999 (MMM, 1999), which pertains to the approval of the model prospecting, exploration and mining agreement to be entered into between mineral title applicants and the State of Mali.

More recently, the following legal documents and decrees have been issued:

•	Order No.2012-015 of February 27 2012 relating to the new Mining Code;

•	Decree No. 2012-311/P-RM of 21 June 2012 pertaining to the application of the 2012 Mining Code;

•

Decree No.2012-490\PM-RM of September 7 2012 pertaining to the approval of the model prospecting, exploration and mining agreement to be entered into between mineral title applicants and the State of Mali;

•	Decree No. 2012-717/PM-RM of December 20 2012 pertaining to the operation and management of a fund to finance exploration, training and promotion of mining activities.

The 2012 Mining Code and related 2012 Decrees are in force and have superseded the 1999 Mining Code and related 1999 Decrees; however, some aspects are still governed by the 1999 mining legislation for existing titles.

All new mineral titles issued after February 2012 are governed by the 2012 Mining Code and related 2012 Decrees.

The State owns all of the mineral rights, and the Mines Minister has the final responsibility for the administration of mining activity, although the Minister is assisted by, and delegates certain powers to, the Direction Nationale de la Geologie et des Mines (DNGM).

The 1999 Mining Code (the Code; MME, 1999a) defines five types of mining titles; these title types were retained, with minor modifications, in the 2012 Mining Code:

•

Exploration authorization (autorisation d’exploration), which may be granted for three months. The maximum surface covered by this authorization is specified in the corresponding authorizing decree, and it covers specified commodities (the same area may be covered by distinct permits concerning different commodities). Such an authorization cannot be transferred to third parties by any means;

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•

Prospection authorization (autorisation de prospection), which may be granted for three years. The tenure is renewable once with no surface reduction, assuming that the authorization holder has complied with the specifications outlined in the Code. The maximum surface covered by this authorization is specified in the corresponding authorizing decree, and it covers specified commodities (the same area may be covered by distinct permits concerning different commodities). Such an authorization can be transferred to third parties by inheritance or cession under certain conditions established by the Code. The holder should regularly deliver details of the prospection programs and reports to the Department of Mines;

•

Exploration permit (permis de recherche). Under the 2012 Mining Code, an exploration permit is granted by order of the Minister of Mines for a period not exceeding eight years, with an initial period of two years, renewable twice, and each renewal period not exceeding two years. The 2012 Mining Code has provision for extending the second renewal by a year, if this is needed in order to complete a feasibility study. The maximum surface covered by this authorization is specified in the corresponding authorizing decree (although the maximum size of a gold permit has been recently restricted to 500 km²), and it covers specified commodities (the same area may be covered by different permits granted for different commodities). Such an authorization can be transferred to third parties by inheritance or cession under certain conditions established by the Code. The holder should regularly deliver details of the exploration programs and reports to the Department of Mines;

•

Mining license (permis d’exploitation), or exploitation license, which may be granted to the holder of an exploration permit or an authorization of prospection for a 30 year period, renewable for successive 10 year periods until the mineral reserves within the license area are exhausted. The holder of the exploitation license under the 2012 Mining Code is required to begin exploitation within three years of the issuance of the license. The license holder must notify the Administration in charge of Mines of its intention to begin exploitation, and must mention any significant changes in key parameters of the feasibility study. If the changes affect the completion times and the viability of the proposed operation, the licence holder must submit a new feasibility study. The Malian State will have a 10% carried interest in the operation, which will be considered as resulting from priority shares that cannot be diluted by future capital contributions. The State reserves the right to increase its participation in the future by an additional 10%. Such a license can be transferred to third parties by inheritance or cession under certain conditions established by the Code;

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•

Small-scale mining authorisation (autorisation d’exploitation de petit mine), which may be granted to the holder of an exploration permit or an authorization of prospection for a four year period, renewable for successive four year periods until the mineral reserves within the license area are exhausted. Such a permit can be transferred to third parties by inheritance or cession under certain conditions established by the Code.

Sample analysis should be conducted in Mali, unless the holder of a mineral title obtains the authorisation of the Director of Mines to submit samples to another country for analysis.

Title holders must pay fixed fees for the grant, assignment, transfer and renewal of mining titles, as well as annual surface rights. These fees are set out in the 2012 Mining Regulations.

4.1.3	State Participation

The Malian Government retains a right to a 10% non-dilutable free carried interest in the capital of a company holding an exploitation license, in addition to an option to acquire another 10% for cash. The 2012 Mining Code introduced an option for domestic private investors to acquire for cash at least 5% of the shares of the exploitation company, under the same conditions as other private shareholders. The conditions for the exercise of such right by Malian private investors and the exact obligations of a mining operator have not been specifically set out in either the 2012 Mining Code or the 2012 Mining Regulations.

4.1.4	Surface Rights

Mineral titles do not include any rights over the use of the soil. If the surface owner refuses the authorisation to conduct exploration or other mining activities to a permit holder, such authorisation can be legally enforced through payment of adequate compensation. If normal land use becomes impossible due to exploration or mining activities, the surface owners could force the holder of the mineral permit to acquire the property.

For exploration permits, the 2012 Mining Code requires that a holder obtains consent to work the ground from local landholders, allows local communities access to communications lines, and contributes to the improvement of sanitary and scholarly infrastructure, as well as implementing recreational facilities for community and employee use.

For exploitation licenses, the 2012 Mining Code requires that a holder obtains consent to work the ground from local landholders, pays for resettlement and relocation of communities if needed, contributes to the improvement of sanitary and scholarly infrastructure, as well as implementing recreational facilities for community and employee use, repair any damages arising to infrastructure from mining activities, and observe restrictions on mining activities within defined proximity limits of water wells and other infrastructure.

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4.1.5	Royalty and Mining Tax Considerations

The 2012 Mining Code introduced an ad valorem tax applicable to all substances, the taxable basis of which is the square-mine value (“valeur carreau mine”) of extracted substances, exported or not, minus intermediary fees and expenses. The tax rate is based on specified Mining Groups.

Gold and other precious metals would be levied at a 3% royalty rate. There is also an additional 3% tax on gold production, see Section 4.1.8.

4.1.6	Environmental Considerations

Under the 2012 Mining Code, the holder of an exploitation license has to submit a bank guarantee from an internationally recognized bank to cover site rehabilitation and security. The amount of the guarantee is covered under the 2012 Mining Regulations, and is currently specified as being 5% of the anticipated turnover, unless such amount proves to be insufficient in which case the mining company is required to cover any shortcomings.

A detailed closure plan has to be filed as part of an exploitation license application. This plan must set out how the various mining components are to be dismantled, removed, rehabilitated or regenerated. There is an expectation that the plan will contemplate progressive rehabilitation during operations. The plan may be required to be updated at five yearly intervals.

A number of provisions are included in the 2012 Mining Regulation, including the obligation to:

•	Develop and implement appropriate procedures to manage chemicals and to ensure transportation, warehousing, handling and secure means of disposal of such substances as well as fuels and lubricants;

•	Build on-site wastewater treatment facilities;

•	Establish a program for waste reduction, sorting and recycling;

•	Ensure storages of oil and lubricants is made over large areas with containment walls;

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•	Implement a management plan for water and mud tanks on the site;

•

Formulate and implement a site-specific program to monitor the quality of water collected from any pits or workings, waste rock facilities, tailings storage facilities, as well as surface water and groundwater that can be contaminated by mining activity;

•	Establish regular procedures for inspection, monitoring, verification of the data recording and reporting pertaining to the tailings dams;

•	Implement technical mechanisms to reduce emissions of greenhouse gas.

The 2012 Mining Code also imposes continued civil liability on the holder of an exploitation license in respect of damages or accidents caused by old equipment, even after the closure of the mine and issuance of an environmental discharge.

The original Environmental Impact Study presented as part of the exploitation license application is required to be updated annually. There is also an expectation that the license holder will report annually on the effect of mining activities on the use of the land, the environment and the health of the population.

4.1.7	Social Considerations

Holders must file a Community Development Plan with the exploitation license application. The plan must have been developed in consultation with the interested local communities as well as the local and regional authorities, and is required to be updated every two years.

The Mines Administration is required to create a Technical Committee on Local and Community Development; this committee is in charge of approving and implementing the Community Development Plan.

An archaeological survey is required prior to any exploitation license grant.

4.1.8	Taxation Considerations

Capital gains taxes are 10% on mining titles under the 2012 Mining Code.

A tax equal to 2% of the costs of works performed (for research permits and prospection authorizations) and 1% of the value of the project as per the feasibility study (for exploitation licenses and exploitation authorizations) is payable upon the assignment of the relevant title.

Value-added tax (VAT) is payable in Mali; however, the 2012 Mining Code has a provision that exploitation license holders have a three-year VAT exemption period.

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Corporate income tax is 30%. For exploitation license holders, there is a 15-year period from the start of production where the corporate income tax is reduced to 25%.

A new tax has been introduced applying to holders of an exploitation license that would produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by their shareholders’ general assembly. This consists of standard taxes and rights applying to operations and results relating to overproduction.

A special tax on certain products (Impôt Spécial sur Certains Produits or ISCP), calculated on the basis of turnover exclusive of VAT, also applies and is based on the Mining Group assignment. For a gold project, the ISCP amount is 3%.

4.1.9	Policy Perception Index

B2Gold has used the Policy Perception Index from the 2013 Fraser Institute Annual Survey of Mining Companies report (the Fraser Institute survey) as a credible source for the assessment of the overall political risk facing an exploration or mining project in Mali. Each year, the Fraser Institute sends a questionnaire to selected mining and exploration companies globally. The Fraser Institute survey is an attempt to assess how mineral endowments and public policy factors such as taxation and regulatory uncertainty affect exploration investment.

In 2013, 4,100 companies were approached, and 690 companies responded. The companies participating in the survey reported exploration spending of US$4.6 billion in 2012 and US$3.4 billion in 2013.

B2Gold and the QPs have relied on the Fraser Institute survey because it is globally regarded as an independent report-card style assessment to governments on how attractive their policies are from the point of view of an exploration manager or mining company, and forms a proxy for the assessment by industry of political risk in Mali from the mining perspective.

In the Fraser Institute survey, the Policy Perception Index is quantified as providing:

“Is a composite index, measuring the overall policy attractiveness of the 112 jurisdictions in the survey. The index is composed of survey responses to policy factors that affect investment decisions. Policy factors examined include uncertainty concerning the administration of current regulations, environmental regulations, regulatory duplication, the legal system and taxation regime, uncertainty concerning protected areas and disputed land claims, infrastructure, socioeconomic and community development conditions, trade barriers, political stability, labour regulations, quality of the geological database, security, and labor and skills availability. The Policy Perception Index is normalized to a maximum score of 100”.

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Mali has a Policy Perception Index number of 24 in the 2013 edition of the Fraser Institute survey, as shown in Table 4-1. Mali is overall ranked 84th out of the 112 jurisdictions in the Fraser Institute survey.

4.2	Project Ownership

4.2.1	Médinandi Exploitation License Ownership

The Médinandi Exploitation License is held in the name of Songhoi Resources Sàrl.

Initially Songhoi’s shareholders were Central African Gold plc (Central African), a company incorporated under the laws of England holding 320 shares, i.e. 80% of the shareholding, and Mani Sàrl (Mani), a company incorporated under the laws of Mali, holding 80 shares, i.e. 20% of the shareholding. Their corporate relations were governed by a joint venture agreement dated 25 July 2006 which was amended on 15 September 2006 (the Joint Venture Agreement).

On 18 December 2009, Central African and Papillon Resources Limited (Papillon), a company incorporated under the laws of Australia (and previously known as Colonial Resources Limited) entered into a sale of shares agreement pursuant to which Central African assigned its 320 shares in Songhoi to Papillon (the First Share Sale Agreement), as further witnessed by a deed of assignment dated 10 March 2010 (the Deed of Assignment).

Papillon and Songhoi subsequently entered into a sale of shares agreement pursuant to which Mani assigned 40 of its shares in Songhoi to Papillon (the Second Share Sale Agreement). In addition, during an extraordinary general assembly held on 15 August 2012, Papillon and Mani, being the sole shareholders of Songhoi, decided to amend the articles of association accordingly.

Songhoi’s current shareholders are:

•	Papillon holding 360 shares, representing 90% of Songhoi’s shareholding;

•	Mani holding 40 shares, representing 10% of Songhoi’s shareholding.

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Table 4-1: 2013 Fraser Institute Policy Perception Index Rankings, Africa

On 3 June, 2014, B2Gold entered into a definitive Merger Implementation Agreement with Papillon, under which B2Gold and Papillon agreed to combine the two companies. The combined company will operate under the name of B2Gold, and B2Gold will be the Project operator.

4.2.2	Songhoi Legal Standing

Legal opinion was provided that supports that Songhoi is a limited liability company (société à responsabilité limitée or Sàrl) that is duly incorporated with the Trade and Property Credit Register (Registre du Commerce et du Crédit Mobilier or RCCM) and validly exists under the laws of Mali. The company’s purpose is to conduct exploration and mining activities in Mali and overseas. The company is managed by a managing director (gérant).

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4.2.3	Establishment Convention

The Médinandi Exploration Permit was initially granted to Zoumana Traore Sàrl (ZTS) by Order n°041113 dated 27 May 2004 for the exploration of gold and other mineral substances within Mineral Group II.

The Médinandi Exploration Permit was assigned twice, as follows:

•

To the benefit of Mani by Order n°06-1413 dated 3 July 2006 (the First Assignment Decree) authorising the assignment to Mani, as a result of the permit assignment agreement dated 2 May 2006 (the First Assignment Agreement);

•	To the benefit of Songhoi by Order n°06-2761 dated 13 November 2006 (the Second Assignment Decree) authorising the assignment to Songhoi.

ZTS and the Government of Mali entered into a corresponding establishment convention on 25 February 2004 pertaining to the Médinandi Exploration Permit (the Establishment Convention), in accordance with the 1999 Mining Code and the Establishment Convention Model.

None of the 1999 Mining Code, the 2012 Mining Code, or the various agreements, including the joint venture agreement, specifically provided for an assignment of the rights and obligations of ZTS under the Establishment Convention, firstly to Mani and subsequently to Songhoi. The QP was provided with legal opinion to the effect that the initial Establishment Convention would automatically be transferred upon transfer of the Médinandi Exploitation License.

The Establishment Convention provides that the Government must, within 90 days from the date of submission of the application for grant of the exploitation license, express in writing its intention of acquiring a cash participation and the percentage of such participation in the capital of the registered Malian entity that holds the exploitation license. The QP was advised that neither Papillon nor Songhoi were notified of such a cash participation.

The Establishment Convention will expire on 25 February 2034, which is before the expiry date of the Médinandi Exploitation License. A new establishment convention or an extension of the Establishment Convention will thus need to be negotiated for the remainder term of the Médinandi Exploitation License.

4.2.4	Mali Government Interest

Under the 2012 Mining Code, upon the grant of an exploitation permit, the holder of an exploitation license must take steps to create an exploitation company incorporated under the laws of Mali. This requirement is re-stated in the Establishment Convention, and in the joint venture agreement.

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As at 27 June, 2014, the QP was advised that no administrative steps had been taken to create the new Malian company.

Under the original joint venture agreement, it was agreed that in case of discovery of a major mine entailing the grant of a 10% participation in the new Malian company to the Government of Mali, each of Central African (being Papillon’s predecessor) and Mani would renounce 5% of their shareholding in the new Malian company in order to convey such 10% participation to the Government. The joint venture agreement further provides that following such contribution, the parties' participation in the new Malian company would be 15% for Mani and 72.5% for Central (this percentage takes into account the Traore option).

Under the Second Share Sale Agreement, Papillon acquired an additional 10% participation in the Company from Mani.

Regardless of the reduction of Mani's shareholding as a result of the Second Share Sale Agreement, upon the issuance of the Médinandi Exploitation License, which entails the grant of a 10% participation to the Government of Mali, each of Papillon and Mani would contribute a 5% participation to the Government so that the new Malian company shareholding will be distributed as follows:

•	85% for Papillon;

•	5% for Mani;

•	10% for the Government of Mali.

It is not certain whether the Project will fall under the 2012 Mining Code, or whether the Project would be considered to be grandfathered under the previous 1999 Mining Code. This will be determined when the new Malian operating company is established and the convention terms are finalized.

4.2.5	Option Agreements

Under the First Permit Assignment Agreement, ZTS was granted an option to acquire 2.5% of the shares in the new Malian company. In this respect, the terms of the joint venture agreement entail that this option is to be exercised over the shares that Papillon would hold in the new Malian company. The joint venture agreement further provides that the option is to be exercised at a value to be set by an expert approved by the parties.

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Under the joint venture agreement entered into between Central African (being Papillon’s predecessor in title) and Mali Mining House SA (Mali Mining) on 9 December 2005, and as amended firstly on 25 July 2006 and subsequently on 12 December 2006 (the MMH Joint Venture Agreement), Central African granted to Mali Mining and/or Mali Mining’s shareholders an option to acquire up to 3% maximum of the shares in the new Malian company at a price set by an expert approved by the parties. Pursuant to the MMH Joint Venture Agreement, Central African agreed to pay to MMH 1% of any net (after-tax) dividend that it would receive from the new Malian company whether this dividend results from the exercise of mining activities or the sale of a mining title.

4.2.6	Legal Proceedings

Papillon is currently involved in legal proceedings with ZTS. Under a judgement from the Commercial Court of Bamako, ZTS was considered to hold 17% of Songhoi’s share capital, 10% of which is already indirectly held by ZTS through Papillon's joint venture partner, Mani Sàrl. Papillon has appealed this judgement.

Papillon has also initiated arbitral proceedings in Paris through the International Chamber of Commerce (ICC) in order to secure its rights against ZTS and other respondents. This action has now been registered by the ICC Secretariat.

4.3	Mineral Tenure

The total tenure holding in the Project area is 184 km2.

4.3.1	Médinandi Exploitation License

A mining lease (the Médinandi Exploitation License) was granted to Songhoi for the Project on 13 February 2014, under permit number 0070/PM-RM.

The exploitation license covers the entire area of the former Médinandi Exploration Permit and is 75 km2 in areal extent. The exploitation license is current for a 30-year term, expiring February 2044.

The exploitation license boundary outline and boundary apex co-ordinates are given in Figure 4-1 and Table 4-2 respectively.

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Figure 4-1: Mineral Tenure Boundary, Médinandi Exploitation License

Figure prepared by Papillon, 2007.

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Table 4-2: Exploitation License Boundary Co-ordinates

Point	Longitude	Latitude
A	11° 25' 16''	12° 36' 44''
B	11° 21' 03''	12° 36' 44''
C	11° 21' 03''	12° 30' 34''
D	11° 22' 19''	12° 30' 34''
E	11° 22' 19''	12° 30' 03''
F	11° 22' 30''	12° 30' 03''
G	11° 22' 30''	12° 29' 15''
H	11° 22' 49''	12° 29' 15''
I	11° 22' 49''	12° 30' 34''
J	11° 22' 42''	12° 30' 34''
K	11° 22' 42''	12° 31' 29''
L	11° 23' 18''	12° 31' 29''
M	11° 23' 18''	12° 32' 40''
N	11° 24' 46''	12° 32' 40''
O	11° 24' 46''	12° 31' 39''
P	11° 25' 35''	12° 31' 39''
Q	11° 25' 35''	12° 33' 00''
R	11° 26' 29''	12° 33' 00''
S	11° 26' 29''	12° 33' 57''
T	11° 24' 44''	12° 33' 57''
U	11° 24' 44''	12° 34' 37''
V	11° 24' 13''	12° 34' 37''
W	11° 24' 13''	12° 36' 02''
X	11° 24' 49''	12° 36' 02''
Y	11° 24' 49''	12° 36' 21''
Z	11° 25' 16''	12° 36' 21''

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Figure 4-2: Exploration Permit Tenure Plan

Note: Figure prepared B2Gold, 2014.

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4.3.2	Exploration Permits

Two exploration permits, Menankoto Sud and Bantako Est, held by Songhoi/Papillon are within close proximity to the Médinandi tenement (Figure 4-2).

The Menankoto Sud exploration permit is 52 km2 in area and is located approximately 13 km to the north of the Médinandi Exploitation License. The permit was granted on 4 February 2014, and is valid until 4 February 2017, with two two-year renewals possible. Papillon has a 95% interest in Menankoto Sud. Minimum expenditures are required to maintain the permit, and comprise 65.4 M CFAF (francs) in Year 1; 210.5 M francs in Year 2, and 287 M francs in Year 3, for a total required expenditure commitment of 562.9 M francs.

The Bantako Est exploration permit is 57 km2 in area and is located less than 5 km from the northeast corner of the Médinandi Exploitation License. Papillon has a 90% interest in Bantako Est. The permit was granted on 30 December, 2011, and expires on 30 December 2014. Minimum expenditures are required to maintain the permit, and comprise 150 M francs in Year 1, 205 M francs in Year 2, and 335 M francs in Year 3, for a total required expenditure commitment of 690 M francs.

4.4	Additional Tenure in Mali

Papillon has additional tenure holdings in Mali which are at a grass-roots exploration stage. These tenements are not considered to be part of the Project as defined due to their distance from the Médinandi Exploitation License; the distances being such that there is no likelihood of shared infrastructure with the Project.

4.5	Surface Rights

Malian law provides for private individuals and companies to own surface rights under a formal titling and registration system, but in the Fekola Project area there are no private surface owners. The subsistence farmers typically use the land under a customary use and lineage system where no formal title has been registered but the land is allowed to be used. This recognition is only tacit and the Malian government can appropriate the land as it sees fit.

All of the surface rights in the Project area are under the ownership of the State of Mali and have not been registered to any private entity.

There are a number of small villages in the license area, but there are currently no inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure and a 500 m buffer zone around the active blasting area. Previous farmers and other inhabitants have been re-located and compensation has been paid.

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There are no future payments or liabilities associated with the relocation effort and there are currently no inhabitants remaining in the no-go zone.

4.6	Water Rights

The primary process water source in the ESIS and the PEA was assumed to be the Falémé River. This would require a permit from the OMVS which is the regulatory body which manages the transnational boundary. The water study in the ESIS would be the basis for obtaining this permit.

Subsequent investigations have considered obtaining water from dewatering holes for the open pit area and additional wells as needed near the Falémé River. This concept would provide cleaner, higher-quality water and would avoid any dry season Falémé River pumping problems. A hydrological program, including pump tests, will be required to determine the site-wide water balance and water extraction quantities.

The Project does not currently have any water permits. All permits required for the extraction and use of water will be obtained once water requirements and water sources have been better defined.

4.7	Royalties and Encumbrances

As noted in Section 4.1.5, a 3% royalty (mining tax) is payable to the Malian government. There is an additional 3% tax on the sales of gold. The total royalty payments on production will be 6%.

4.8	Property Agreements

The Project is subject to the ownership and joint venture agreements discussed in Section 4.2.

4.9	Permits

Project permit requirements are discussed in Section 20.

4.10	Environmental Liabilities

The current environmental liabilities for the Project are discussed in Section 20.

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4.11	Social License

Considerations of stakeholder interests and social license for current and planned operations are discussed in Section 20.

4.12	Comments on Section 4

In the opinion of the QP:

•

Papillon currently holds a 90% interest in the Project. On creation of the new Malian mining company, B2Gold’s interest will be 85% with the contribution of a 5% share of the ownership to the Government of Mali;

•	Papillon is the current Project operator; the merged Papillon–B2Gold entity will retain operatorship;

•	Legal opinion provided supports that the Médinandi Exploitation License is valid and mineral tenure is sufficient to support declaration of Mineral Resources;

•	Royalties in the form of the Malian mining tax will be payable;

The QP is not aware of any significant environmental, social or permitting issues that would prevent future exploitation of the Project deposits other than as discussed in this Report.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Fekola Project is located within the Kayes Region, in southwestern Mali, on the western border of Mali with Senegal. The Project is situated about 210 km south of Kayes and about 40 km south of the city of Kéniéba.

Access to the Project is either from Dakar or from Bamako by road. From Bamako, it is approximately 480 road km along the recently-completed Millennium Highway from Bamako to Kéniéba and then a further 45 road km on unsealed roads from Kéniéba. Road access from Kéniéba to the site has recently been improved to ensure full access during rain events.

Air access by charter flight is planned as part of future Project development.

5.2	Climate

The Project area is in the pre-Guinean climate zone, where the average rainfall is greater than 1,000 mm and may attain 1,200 mm, with a maximum of 85 days of rain and a rainy season lasting six months, from May to October, which is characterized by torrential rains. There is a large variability in average annual rainfall.

The temperatures in the region vary depending upon both latitude and season, with a mean annual temperature of approximately 28°C.

Wind speeds generally vary between 1 m/s and 5 m/s. The predominant wind direction is from the west–southwest over the one-year period that Papillon has site- specific data, with calm conditions (wind speeds < 1 m/s) occurring ~18% of the time. Day-time and night-time wind flows vary, with a strong component from the east and west during the day and an increase in frequency of southwesterly winds at night.

Exploration activities are minimal during the period from July to September, due to the rains. Mining activities are expected to be conducted year-round.

5.3	Local Resources and Infrastructure

The Fekola Project has limited existing infrastructure. Proposed Project infrastructure, including sources of water, power, and locations of potential tailings storage areas, waste disposal areas, and potential processing plant sites are described in Section 18 of this Report.

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Non-qualified labor is available in the region for exploration and future mining activities, but specialized labor will have to be sourced from elsewhere in Mali (see also discussion in Section 20).

5.4	Physiography

The site is characterized by various laterite plateaus that rise approximately 30–40 m above the surrounding landscape. These plateaus are relatively flat and generally drain in a westerly direction. At the edge of the laterite plateaus the topography is relatively steep in comparison to the general topography of the site. Overall Project elevation ranges from about 125–140 m above sea level.

A number of drainage lines dissect the property and drain from east to west. The Falémé River flows in a northerly direction, although it displays river meanders in the area where the deposit is located.

The Project is located in the Guinean bioclimatic zone which, as the most humid part of the country, corresponds to ecosystems of open forests. Vegetation types observed in the Project area include:

•

Wetlands on laterite hardpans: This is a much localised vegetation association that is confined to depressions in laterite hardpans that hold water through the wet season. The wetlands are usually not more than 500 m² in area. Open water is usually limited, and much of the surface area is usually covered in hydrophytic vegetation;

•

Grassland on laterite hardpans: This is a widespread vegetation association that occurs on all the laterite hardpans, which are characterised by very shallow soils and many areas of exposed sheetrock. Grasses are usually not higher than 200 mm, while scattered woody shrubs can be up to 2 m in height. Grass canopy cover varies from 50–80%;

•	Riparian forest: most prominent along the perennial Falémé River, and is most developed on islands in the river;

•	Thicket on laterite scarps: a complex of five vegetation associations that are all strongly associated with the rocky edges of laterite scarps and the steep slopes below these scarps;

•	Woodland on alluvium: a tall semi-deciduous closed woodland or forest community which is confined to alluvial soils along valley bottoms;

•	Woodland on silt: Occurs mostly in valley bottoms and foot-slopes;

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•	Woodland on ferricrete: found across all landform types (from crests to valley bottoms), while occurring mainly on midslopes, upper slopes and crests;

•	Woodland on steep sandy slopes: a much localised vegetation association which appears to be confined to a small area of steep, north-facing slopes in the north- eastern quarter of the Project area.

Additional information on the Project flora and fauna is included in Section 20.

5.5	Comments on Section 5

In the opinion of the QP:

•

There is sufficient suitable land available within the exploration concession for the planned tailings disposal, mine waste disposal, and mining-related infrastructure such as the open pit, process plant, workshops and offices;

•

The mining license provides the license holder with exclusive access and use of the Project area. This does not give the license holder ownership of the land, but does made the land available for construction, operational and infrastructure needs;

•	No surface rights are currently held; however the process for obtaining such rights is well understood;

•	Mining activities are expected to be conducted year-round.

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6.0	HISTORY

6.1	Médinandi Exploitation License

Quartz veining in the Médinandi general area was first identified in 1953 by a French prospector at a prospect known as the Fadougou Main Zone, which is located about 3 km to the north of the Fekola deposit. Two prospecting reports were prepared in 1954 and 1955, and noted that the Fadougou Main Zone vein occupied a strike length of about 280 m, and had widths varying from 0.2–1 m in thickness (Colonial Resources, 2010).

In 1962, the Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali (Sonarem) commenced reconnaissance activities, and from 1966– 1970, funded by Russian interests, undertook more detailed exploration in the Fadougou Main Zone area. Additional work was completed by the Bureau de Recherches Géologiques et Minières (BRGM), the French Geological Survey, in co- operation with Sonarem from 1975 to 1984, and by the Guefest Company (Guefest), a Russian mining consortium, from 1992–1996. Work appears to have included geological mapping, reconnaissance trenching and surface sampling, geophysical surveys, auger and core drilling; however, there is very limited documentation available other than through secondary sources, and none of the drilling is included in the current B2Gold database. BRGM is reported to have undertaken a resource estimate at Fadougou Main Zone (Colonial Resources, 2010).

Western African Gold and Exploration S.A. (WAG) was assigned the Guefest interest in the Médinandi area in 1996 following an agreement between Guefest, Eagle River International Limited (Eagle River), Azco Mining Inc (Azco), and Lion Mining Finance Limited (Lion Mining); (Azco, 2001). From 1997–1998, work included regional mapping, ground induced polarization (IP) geophysical surveys, soil and termite geochemical sampling, trenching, auger and reverse circulation (RC) drilling, and resource estimates for the Fadougou Main Zone area, which was subsequently referred to as the Fadougou deposit, and more recently referred to as the Fekola Satellites.

Randgold Resources Ltd. (Randgold) entered into a joint venture (JV) agreement with WAG/Azco on the project area in 1998. Work completed to 2001 consisted of interpretation of Landsat and aeromagnetic data, geological and regolith mapping, regional geochemical soil and rock, compilation of data from previous work, and updated mineral resource estimate for the Fadougou deposit.

This early work from 1955–2001, referred to as legacy data in this Report, identified a number of prospects and targets in the permit area in addition to the Fadougou Main Zone, including Fadougou Southeast, Fadougou South Southeast, Fadougou Northeast, Tintiba, Médinandi, and Betakili.

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Central African acquired an interest in the project in 2006. Central African’s interest was transferred to Colonial Resources Limited (now Papillon) during 2010, and is in the process, through the planned merger, of being assigned to B2Gold.

From 2006 to 2008, Central African (now Papillon) completed mapping, soil geochemical surveys, ground IP and airborne magnetic and electromagnetic (EM) surveys over the project area, together with RC and core drilling (130 holes) over the Médinandi and Fadougou zones.

Fadougou deposit resource estimates (and the estimate recently referred to by Papillon as the Fekola Satellites) were prepared in 2009, 2011 and 2014. These estimates are not considered current by B2Gold as there was insufficient time to review the estimates and the underlying data, and the influence of the artisanal mining excavations have not been quantified against the estimated tonnes and grade.

On acquisition by Papillon, a large package of soil samples that had been collected by Central African, were despatched for analysis. The samples outlined dual gold-in-soil anomalies, of about 3.5 km north–south strike extent, and as much as 500 m in width, in the southeastern portion of the permit, near the village of Fekola. Both anomalies were tested by a single line of RC drill holes, with the easternmost anomaly returning a significant intercept of low-grade gold mineralization within a wide zone of hydrothermal alteration. Papillon subsequently completed further drill testing of the same gold-in-soil anomalies, which resulted in the discovery hole of the Fekola deposit in December 2010.

Work conducted by Papillon since 2010 has consisted of soil sampling, ground geophysical surveys, rotary air-blast (RAB), air core, RC and core drilling, environmental studies to support the ESIS application, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and preliminary mining studies.

In 2012, a scoping-level study was performed, which indicated sufficiently positive economics under the study assumptions that Papillon proceeded with a pre-feasibility study in 2013. The study was prepared using assumptions and allowances in the Australian Securities Exchange (ASX) listing rules and the 2004 Australasian JORC Code. Results were initially summarized in a report prepared by DRA Mineral Projects (Pty) Ltd (DRA, 2013) in June 2013. An update to DRA (2013) was presented by Papillon in a news release to the ASX on 26 June 2013 (the Papillon PFS).

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The study was also required by the Government of Mali in support of conversion of the exploration permit to an exploitation license, and some of the supporting studies in DRA (2013) were prepared in support of the application for the Project environmental permit. The environmental permit was granted to the Project in May 2013 and the exploitation license in January 2014.

The Papillion PFS indicated positive project economics under the assumptions in the study. As a consequence, Papillon commenced more detailed engineering and technical studies, and has undertaken some preliminary site works in support of future project construction, including site-clearing activities.

B2Gold has not completed an independent review of the data provided by Papillon on the two exploration permits. Papillon has completed some soil sampling and RC drilling on the two permits.

Table 6-1 summarizes the available information on the exploration and work programs completed prior to B2Gold’s acquiring an interest in Papillon. Prospects and targets identified from this work are shown on Figure 6-1.

Two relevant historical estimates were prepared by Papillon on the Fekola deposit, prior to B2Gold acquiring an interest in Papillon. As part of the Papillon PFS, a mineral resource estimate was completed on the Fekola deposit by MPR, and was provided to the ASX as part of Papillon’s ongoing disclosure obligations to the ASX on 24 January 2013.

Post the completion of the Papillon PFS, additional drilling was undertaken at Fekola and surrounding exploration targets. This resulted in an updated Mineral Resource estimate for Fekola that was completed by MPR in August 2013, and released by Papillon to the ASX on 3 September 2013.

The historical estimates are summarized in Table 6-2 (January 2013) and Table 6-3 (August 2013). The notes to the tables which follow Table 6-2 and Table 6-3 provide the context for the historical estimates required by Section 2.4 of NI 43-101. B2Gold is not treating the historical estimates as current mineral resources as the Mineral Resources reported in Section 14 are considered to supersede the Papillon estimates.

The QPs have used the MPR resource models, DRA (2013), the Papillon PFS, internal Papillon studies, and where applicable, interim results of work undertaken since the completion of the studies as supporting documentation when preparing the financial analysis and the Mineral Resource estimates presented in this Report.

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Table 6-1: Summary Table of Historical Activities, Médinandi Exploitation Permit

Company	Year	Work Completed
Prospector	1954–1955	Documentation of activities not available to B2Gold
Sonarem	1962–1970

Appears to have included geological mapping, reconnaissance trenching and surface sampling, auger and core drilling, geophysical surveys. BRGM reportedly undertook a resource estimate. Work is not broken out in the information available as to which companies performed which activity. The programs identified a 10 km2 zone which contained five gold anomalies related to a well-defined structural feature. The two largest zones, noted as II and III, were considered to be potentially economic. The Médinandi gold deposit was interpreted to host three mineralized zones, oriented north–south and northeast–southwest, over an area of 1,200 m x 3.3 m.

BRGM	1975–1982
Guefest	1992–1996
WAG	1997–1998	Regional mapping, ground IP surveys, trenching, soil and termite geochemical sampling, auger and reverse circulation (RC) drilling, and resource estimates for the Fadougou Main Zone
Randgold	1998–2001

Interpretation of Landsat and aeromagnetic data, geological and regolith mapping, regional geochemical soil and rock, compilation of data from previous work, and updated mineral resource estimate for the Fadougou deposit

Central African/Songhoi	2006–2009

Mapping, soil geochemical surveys, IP and airborne magnetic and EM surveys over the project area, together with RC and core drilling (130 holes) over the Médinandi and Fadougou zones; updated resource estimate at Fadougou

Colonial/Papillon/Songhoi	2010

110 RC holes (13,081 m) at Fadougou, Fekola and Tintiba; 162.9 line km of geophysical surveys; 300 termite samples from mounds located between Médinandi and Betakili; 114 RC holes (14,211 m) on 14 prospects around Fadougou and Fekola; 122 RAB holes (3,065 m) at Fekola.

2011

Resistivity survey for underground potable water; pole–dipole ground geophysics, 17 east–west-oriented lines, with stations on 160 x 1,600 m spacing at Fekola; 1,546 soil samples at Médinandi East, Fadougou East, Fekola East; 107 aircore holes (1,782 m) at Betakili; 986 RAB holes (20,100 m) at Fadougou East, Fadougou NE, Fadougou ESE, and Betakili; 181 RC holes (12,449 m) at Fadougou E, Fadougou SE, Fadougou Central, Fekola; 14 core holes (2747.5 m) at Fekola

2012

1,132 soil samples at Médinandi north; ground geophysical surveys northwest of Médinandi and at Fekola; test gravimetric survey; collection of metallurgical samples for testwork; road access, camp and electrical supply upgrades; installation of automatic weather station; condemnation and sterilization drilling (59 holes for 6,325 m at Fadougou and Fekola); water bore drilling; LiDAR survey; geotechnical and environmental studies; 81 RC holes (10,271 m) at Fadougou SE and Fekola; 179 core holes (45,452 m); completion of a scoping- level study

2013

Ground gravimetric test survey at Fekola north; road access and camp upgrades; continuation of environmental and geotechnical studies (including 20 core holes, 15 RC holes and 48 pits completed for geotechnical purposes); 18 boreholes (1,262 m) of hydrological drilling; one batch of 669 core samples (approximately 964.8 kg) and second batch of 822 core samples (approximately 1219.3 kg) collected and prepared for additional metallurgical testwork; 37 core holes (11,768 m) at Fekola, project-wide drilling, including geotechnical holes totalling 274 holes (31,414 m) at Fekola and Fadougou SE; receipt on site of the run-of-mine laboratory equipment and container; completion of a pre-feasibility study; environmental permit granted. Resource estimate for Fekola deposit supporting the Papillon PFS released to ASX on 24 January 2014

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Company	Year	Work Completed
Updated resource estimate for the Fekola deposit released to the ASX on 3 September 2013
Q1 2014

Water sampling; 84 exploration drill holes (7,902 m); four geotechnical boreholes and 62 test geotechnical pits completed in the proposed TSF and plant areas, additional geotechnical work in the area of the east wall of the proposed pit, packer testing; XRF analysis of selected core intervals from five core holes; magnetic susceptibility measurements on 18 RC holes (5,940 samples); commencement of studies in support of detailed design; grant of exploitation license.

Resource estimate for Fekola Satellites (Fadougou) updated.

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Figure 6-1: Prospect and Deposit Location Plan, Médinandi Exploitation License

Note: Figure prepared B2Gold, 2014.

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Table 6-2: January 2013 Papillon Historical Resource Estimate (base case is highlighted)

Lower Cut off Grade (g/t Au)	Measured			Indicated			Total M&I			Inferred
	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)
0.2	96.1	1.23	3.79	42.7	0.89	1.22	138.8	1.12	5.01	54.7	0.8	1.3
0.3	83.0	1.38	3.68	33.4	1.07	1.15	116.4	1.29	4.83	40.0	1.0	1.2
0.4	72.5	1.53	3.57	26.9	1.24	1.08	99.4	1.45	4.64	31.5	1.1	1.1
0.5	63.5	1.68	3.44	21.7	1.43	1.00	85.2	1.62	4.44	25.4	1.3	1.0
0.6	55.7	1.84	3.30	17.9	1.62	0.93	73.6	1.79	4.23	20.6	1.4	1.0
0.7	49.1	2.00	3.16	15.0	1.81	0.87	64.1	1.96	4.03	17.0	1.6	0.9
0.8	43.5	2.16	3.03	12.7	2.00	0.82	56.2	2.13	3.84	14.3	1.8	0.8
0.9	38.8	2.32	2.90	11.0	2.19	0.77	49.7	2.29	3.67	12.2	1.9	0.8
1.0	34.7	2.48	2.77	9.6	2.36	0.73	44.3	2.46	3.50	10.7	2.1	0.7
1.1	31.3	2.64	2.66	8.5	2.54	0.69	39.7	2.62	3.35	9.4	2.2	0.7
1.2	28.2	2.80	2.54	7.6	2.70	0.66	35.8	2.78	3.20	8.3	2.4	0.6
1.5	21.4	3.27	2.25	5.6	3.18	0.57	27.0	3.25	2.82	6.0	2.8	0.5

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Table 6-3: August 2013 Papillon Historical Resource Estimate (base case is highlighted)

Lower Cut off Grade (g/t Au)	Measured			Indicated			Total M&I			Inferred
	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Contained Gold (Moz)
0.2	120.09	1.15	4.44	77.40	0.93	2.31	197.49	1.06	6.75	69.0	0.59	1.3
0.3	102.53	1.31	4.32	59.87	1.14	2.19	152.40	1.25	6.51	45.3	0.77	1.1
0.4	88.38	1.46	4.15	48.32	1.32	2.05	136.70	1.41	6.20	32.1	0.95	1.0
0.5	76.31	1.62	3.97	39.98	1.51	1.94	116.29	1.58	5.92	24.1	1.11	0.9
0.6	66.33	1.78	3.80	33.68	1.69	1.83	100.01	1.75	5.63	18.5	1.28	0.8
0.7	57.98	1.95	3.64	28.87	1.86	1.73	86.85	1.92	5.36	14.7	1.45	0.7
0.8	51.10	2.11	3.47	25.08	2.03	1.64	76.18	2.08	5.10	11.9	1.61	0.6
0.9	45.32	2.27	3.31	22.05	2.19	1.55	67.38	2.24	4.86	9.9	1.77	0.6
1.0	40.44	2.43	3.16	19.57	2.35	1.48	60.01	2.40	4.64	8.3	1.33	0.5
1.1	36.29	2.59	3.02	17.51	2.5	1.41	53.79	2.56	4.43	7.0	2.08	0.5
1.2	32.72	2.74	2.88	15.79	2.65	1.34	48.51	2.71	4.23	6.0	2.23	0.4
1.5	24.64	3.2	2.53	11.99	3.06	1.18	36.63	3.15	3.71	4.0	2.68	0.3

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Notes to accompany historical estimate tables:

1.

Mineral Resource estimates were prepared by Mr Nic Johnson, M.AIG, an employee of MPR Geological Consultants Pty Ltd and are reported on a 100% basis. The January 2013 estimate has an effective date of 15 January, 2013 and was released to the ASX on 24 January 2013; the September 2013 estimate has an effective date of 5 August 2013 and was released to the ASX on 3 September 2013.

2.	Resources are reported using a base case cutoff grade of 1 g/t Au.

3.

Estimates were performed using core and RC drill data. The January estimate is supported by 428 RC, RC pre- collar and diamond core (RC-DD), and diamond core drill holes for a combined length of 80,968.9 m; 79,723 assay sample intervals predominantly sampled at 1 m intervals downhole; and 1,125 bulk density measurements. The August estimate is supported by 643 RC, RC-DD and core holes for a combined length of 127,148.40 m; 125,365 assay sample intervals predominantly sampled at 1 m intervals downhole; and 2,003 bulk density measurements.

4.

Geological and oxidation interpretations were imposed to define domains of similar grade tenor and directional trends. The models estimate resources into panels with dimensions of 20 mE x 40 mN x 5 mRL. Multiple Indicator Kriging (MIK) of gold grades used indicator variography based on 2 m composite grades, with continuity of gold grades characterised by variograms at 14 indicator thresholds. A panel support adjustment, incorporating an adjustment for information effects, was used in estimation, assuming a selective mining unit of 5 mE x 10 mN x 5 mRL and a nominal grade control sampling spacing of 8 mE x 15 mN x 1.5 mRL. The shape of the local panel gold grade distribution was assumed to be lognormal within each panel as estimated by indicator kriging.

5.

The “recoverable resource” estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood. The classification scheme was related to the proximity and spatial distribution of the informing sample composites. Measured and Indicated Mineral Resources assume at least a 40 x 50 m spacing; Inferred Mineral Resources have drill spacings of at least 80 x 160 m.

6.

The resources are reported using the classifications of the Australasian JORC Code, 2004 edition. While these codes are generally reconcilable to the CIM Definition Standards, B2Gold is not treating the estimates as meeting CIM standards as they have not been evaluated for reasonable prospects of economic extraction, such as constraining within a Lerchs–Grossmann pit shell; instead they are reported only within a marginal cutoff grade.

7.

B2Gold considers these estimates to be relevant to the Project history as the January 2013 estimate is the basis for the Papillon PFS, and the August 2013 estimate reflects Papillon’s latest public disclosure to the ASX on the Fekola deposit prior to the proposed transaction.

8.

B2Gold is not treating the historical estimates as current. A QP has not done sufficient work to classify the historical estimates as current Mineral Resources. B2Gold is reporting updated resource estimates in Section 14 of the Report that are considered to supersede the Papillon estimates.

6.2	Exploration Permits

Information on the work completed by Papillon in the exploration permits is summarized in Table 6-4 (Menankoto Sud) and Table 6-5 (Bantako Est).

The QP cautions that the information has been collated from internal monthly reports prepared by Papillon (Bantako Est) and Papillon’s announcements to the ASX (Menankoto Sud), and this information has not currently been able to be independently verified by the QP.

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Table 6-4: Summary Table of Historical Activities, Menankoto Sud

Company	Year	Work Completed
BRGM	1980s	Soil sampling; results unknown
Randgold Limited	1995–2005	Held the northern portion of the current tenement area; completed lithological sampling, test pits and trenching; results unknown
Papillon/Songhoi	2012

Held under an earlier reconnaissance license. Completed soil reconnaissance sampling and geological mapping. Details of the programs are unknown. Papillon reported that the soil sampling results indicated a number of gold-in-soil anomalies and a similar host geological suite to that in the Médinandi license area. The geochemical anomalies had a north–northwest orientation over a 4.5 km strike length and 3 km width. Within the anomalous area were five zones that had more elevated gold-in-soil values.

	2013	14 RC exploration drill holes (1,899 m); 341 rock chip samples
	Q1 2014	19 RC exploration drill holes (2,536 m).

Table 6-5: Summary Table of Historical Activities, Bantako Est

Company	Year	Work Completed
Central African and predecessor companies	2006–2011	Tenement granted in 2006, however, no information available as to work completed in this period
Papillon/Songhoi	2012	Soil sampling on a 160 x 80 m grid on 74 east–west-oriented lines; 4,698 samples collected
	2013	Collection of an additional 511 soil samples to verify anomalies identified during the 2012 campaign; 300 lithosamples collected during reconnaissance mapping.
2014

One RC hole, 60 m depth to test soil anomaly in the northern portion of the tenement. Hole did not reach target depth, but did encounter oxidized smoky quartz veins with traces of pyrite from approximately 48–58 m downhole.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

Information in this section is primarily adapted from Boyd et al. (2013) and Dorling (2013), with contributions from Papillon and B2Gold staff.

7.1	Regional Geology

The Fekola deposit is hosted in Birimian Supergroup rocks within the eastern portion of the Paleoproterozoic Kédougou–Kéniéba inlier, which covers eastern Senegal and western Mali (Figure 7-1). The inlier is an erosional window in the sedimentary cover sequence of the Taoudeni Basin to the Lower Proterozoic volcano-sedimentary and igneous basement rocks, which form the over-arching Birimian Greenstone Belts associated with the West African Craton. The inlier is bounded on its western margin by the Hercynian Mauritanide orogenic belt and is unconformably overlain by flat-lying Neoproterozoic sandstones of the Taoudeni intracratonic basin to the east, north and south (Villeneuve and Cornée, 1994).

A major regional-scale shear zone, the Main Transcurrent Zone, separates the Kédougou–Kéniéba inlier into an older western Mako Series (granite–greenstone belt) and a younger eastern Dialé–Daléma Series (sedimentary basin).

The Mako Series is interpreted to have formed in a volcanic arc setting, and consists of tholeiitic basalt and andesite lavas, with intercalated volcanic agglomerates and banded tuffs (Gueye et al., 2008). Calc-alkaline volcaniclastic units and volcanic-rich sedimentary rocks crop out along the eastern side of the Mako Series. The Mako Series has been intruded by a complex sequence of pre- and syntectonic mafic and felsic plutons (Dia et al., 1997).

The Dialé–Daléma Series consists of sandstones, and siltstones with intercalated calc- alkaline ashfall and lapilli tuffs. It is intruded by a quartz monzonite granite body, the Saraya Granite.

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Figure 7-1: Regional Geology Plan

MTZ
SMSZ
MTZ
SMSZ
Kedougou
Kenieba Inlier
Taoudeni
Basin
Leo-Man Shield
Mako Series
Diale - Dalema Series
Faleme
Series
Kofi
Series
Fekola
Project
MTZ - Main Transcurrent Shear Zone
SMSZ - Senegal - Mali Shear Zone
Modified after Lawrence et al. 2013
B2GOLD

Note: Figure prepared by B2Gold, 2014 and modified after Lawrence et al., 2013.

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A separate, younger, calc-alkaline volcanic-plutonic complex, the Falémé Series also occurs within the Dialé–Daléma sedimentary basin. The Falémé Series consists of a package of carbonate-rich sedimentary rocks, minor basalts and andesites, rare rhyolites, and syntectonic granitoids (Hirdes and Davis, 2002).

The Falémé Series is separated from the Kofi sedimentary basin by the Senegal-Mali Shear zone. The Kofi basin contains sandstones; argillites and platform carbonates; and syntectonic, S-type, peraluminous biotite-bearing granites (with similar compositions to the Saraya batholith).

The Kédougou–Kéniéba inlier rocks were subject to an initial deformation phase interpreted to be a compressive event linked to the initial accretion of the Birimian terranes. Later, second and third phase deformation is linked to transcurrent movement and the formation of regional-scale, north–south-trending shear zones (Main Transcurrent Zone and the Senegal–Mali shear zone) and subsidiary structures. This transpressive phase is interpreted to be synchronous with gold mineralisation and the emplacement of several calc-alkaline granitoids (e.g. the Saraya and other peraluminous granites, the Falémé granitoids, and the youngest generation of subcircular Mako plutons.

Regional greenschist facies metamorphism is associated with both the compressive and transcurrent phases of deformation.

7.2	Project Geology

The dominant structural feature in the Médinandi exploration permit area is the Senegal–Mali Shear zone (Figure 7-2). It divides rocks of the Kofi Series to the east from the Falémé Series and a narrow zone of the Dialé–Daléma Series to the west.

The Falémé Series includes siliciclastic rocks and marbles, intercalated with undifferentiated volcaniclastic sedimentary rocks in the north and minor pillowed and massive basaltic–andesitic lavas around the villages of Bambadji and Lengeya (outside the Project area). Ferrugenous carbonate breccia units (cargneules) crop out along the eastern contact of the belt. Iron deposits have formed north of the Project area where the intrusion of the Balangouma and Boboti plutons has caused contact metasomatic skarns.

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Figure 7-2: Geology Plan, Médinandi Exploration Permit Area

Fekola Project
Mali
Tintiba
Tintiba
Medinandi-North
Medinandi
Medinandi
Fadougou-NE
MALI
Fadougou-Main Zone
Betakili
Fadougou-SE
Fadougou
Fekola-Centre
SENEGAL
Betakili
Fadougou SSE
Fekola-West Main
Fekola South West
Villages
Streams
Roads
Medinandi Tenure
Proposed Infrastructure
N
0
1
2
Kilometres
WGS 1984 UTM Zone 29N
B2GOLD

Note: Figure prepared by B2Gold, 2014.

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The Kofi Series rocks in the Project area consist of a sequence of shelf carbonates and calcareous clastic rocks to the west, and deeper water argillites and turbiditic sedimentary rocks towards the east. Arenaceous rock types include quartz wackes, feldspathic sandstones, calcareous graywackes with argillite intercalations, and gravity-driven mass flow deposits. D1-age thrusting has caused repetitive stacking and duplication of the Kofi Series. Rocks currently typically have a north–northwest strike.

7.3	Fekola Deposit

The Fekola deposit is spatially associated with a segment of the Fekola Fault that strikes north–northwest to south–southeast over a distance of at least 3 km, and which is known to be associated with lower-grade mineralisation further to the north and south of the main Fekola mineralised zone.

The Fekola deposit extent is nearly 4 km long by 300 m wide by 400 m deep (vertical). A higher-grade shoot has been identified in drill core that plunges approximately 20° to the north–northwest and extends over 1,500 m down plunge with variable widths from 10 to as much as 125 m. Several deep drill holes, including for example, FK-122, FKRD-044 and FKRD-052 suggest the mineralized zone remains open at depth.

Drilling at Fekola extends for approximately 3,800 m north–south with drill holes on a consistent 40 m by 40 m spacing within a 220 m strike length in the central portion of the Project area (Figure 7-2). To the north and south of this area, drill lines are spaced at 80 to 160 m. In the deposit area, the deepest drill hole reached about 650 m depth; outside the deposit area, drilling typically extends to about 120 m depth.

The mineralisation envelope is interpreted to have a planar footwall geometry and an irregular hanging-wall contact that includes local widening of the mineralisation.

Hydrothermal-tectonic “breccias” are located inside and near the footwall of the mineralisation envelope. The strong hydrothermal overprint makes rock identification difficult, but the hanging-wall units may comprise mafic volcanic-derived epiclastic rocks, feldspathic sandstone sequences including arkosic rocks bordering the mineralized zone (100–200 m in thickness), grading into finer grained plagioclase-rich wackes in more distal zones. A thin (12–15 m) foliated, carbonaceous-rich, dolomitic marble caps the mineralized zone in the western parts of the deposit.

7.3.1	Lithostratigraphy

A summary of the lithostratigraphy of the Fekola area is provided in Table 7-1, from youngest to oldest. The bimodal sedimentary-volcanic rock succession includes fine-grained siliciclastic rock (shales and siltstone), turbidites, mass flow deposits and carbonate rocks. A volcanic rock package occurs in the footwall of the sedimentary package.

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The entire sequence is tilted and dips moderately steeply (70° to 80°) in a westerly direction and is locally intensely altered. Graded bedding, soft-sediment deformation textures and cross bedding stratification indicate a normal layering of the sequence. The stratigraphic succession is possibly duplicated across a steeply west-dipping late- stage reverse fault termed the Fekola Fault.

The stratigraphic succession is presented in Figure 7-3 using core examples to illustrate the various units. The figure correlates the major lithological units with the corresponding deposit-related alteration. An example lithostratigraphic cross-section is included as Figure 7-4.

7.3.2	Structure

Structures observed in core reflect both pre- and post-lithification features.

Pre-lithification features are better developed in the more sandy lithologies and include ball-and-flame structures and asymmetric fold structures that may have been caused by sliding and/or slumping.

Post-lithification structures include folds, faults, breccias and veins. Small-scale features comprise:

•	“Book-shelf”-type, intra-formational normal listric faults, horizontal veins and layer- parallel delamination associated with block/clast rotation which are closely associated with carbonate veins;

•	Tight, isoclinal, weakly east-verging parasitic folds associated with a well- developed axial planar or crenulation cleavage, boudins and late-stage brittle breccias.

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Table 7-1: Lithostratigraphy

Unit	Description
Meta-pelite

>50 m thickness. Massive, homogenously grained, chloritized fine-grained, micro-brecciated. Lacks internal texture, but locally displays fine lamination. Commonly dark grey to black. Can contain foliation sub-parallel veinlets and vein networks. Feldspar –dominated sandstone beds of as much as 5 m thicknesses can be intercalated with the metapelite.

Carbonate

Variable thickness but can reach as much as 25 m. Thin-bedded, grey to cream-colored cryptalgal laminated, boudinaged carbonate unit. Displays local stratiform silicification, hematite staining and folding.

Mass flow unit

Fining-upward cycles range in thickness from less than a meter to several meters in thickness. The coarse fragmental interval is generally <25% of the entire interval and is capped by an interval of grey, finely graded, laminated and ripple cross-laminated, very fine to fine-grained quartz arenites and subordinate greywackes, with thin beds of graded and laminated silty mudstones. Cycles are matrix-supported, coarse-grained at the base (pebble size), silt-size at the top, and contain polymictic, weakly-rounded clasts. Clasts are dominantly from sediments, but volcanic and metamorphic clasts have also been noted.

Turbidites

~ 100 m thick. Conformable contact with the overlying mass flow deposits frequently scoured. Parallel-laminated d and e Bouma units of silts and mud intervals ranging between 0.5 and 2.0 cm in thickness. The more muddy units are chloritized, and result in the rock having a stripy appearance.

Siltstone

~ 80 m thick. Massive, fine grained pelitic siltstone unit that has a “leafy” or “slaty” fabric associate with a strong penetrative foliation and associated foliation-parallel alteration. Locally discordantly intruded by mafic dykes that display chilled margins, medium to coarse crystallinity and locally vesicular textures near the contact.

Volcaniclastic

Contact with overlying siltstone often masked by strong carbonate–albite–(± silica)–sericite–pyrite alteration. Unit may be a true volcanic or reworked volcaniclastic. Petrography has identified a litho-type dominated by coarse-grained plagioclase, amphiboles and leucoxene minerals. Unit is cross-cut by a network of quartz–carbonate veins which have resulted in a mosaic breccia texture. Clasts do not typically have any internal texture; locally fine laminations may be present or the clasts can be coarsely crystalline. Host to gold mineralization.

Fekola Fault

Forms sharp transition to footwall. Consists of a wide zone of brittle deformation consisting of multiple fault gouge (milled rock) and mylonitic intervals. The rock fragments are cemented by rock flour and appear to be lacking any evidence of cementation

Turbidite	~180 m thickness. discrete, parallel laminated d and e Bouma units with prominent gradation (upwards fining) and layer parallel alteration
Mudstone	Gradual contact with the overlying turbidites. Very homogenous, slaty and silty mudstone

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Figure 7-3: Lithostratigraphic Column

Note: Figure from Dorling, 2013.

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Figure 7-4: Geological Cross-Section, (Section 1,387,560; looking north)

Note: Figure from Boyd et al., 2013.

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Larger-scale structures are typically either north-striking or east-striking. Amongst the northerly-striking faults there are four subsets including steeply west- and east-dipping, and shallow east and west-dipping. The easterly-striking structures can be either steeply north- or south-dipping.

The fault populations, given they are post-lithification compressional structures, can be interpreted to reflect formation within the hanging wall of a major fault during a compressional deformation event. The northerly striking faults likely represent second and third order conjugate sets of faults that probably originate from surface inflections on the major fault. The easterly-striking structures may represent small-scale fault equivalents of lateral ramps which separate areas of differential strain during compression. These structures tend to be steep in nature and generally accommodate strike-slip deformation. This pattern of fault orientation is common in compressional terrains and results into a rhomboid fault block patterns.

The mineralisation occurs predominantly in the hanging wall succession of the Fekola Fault. The fault, as intersected in drill core, consists of multiple discrete fault branches, containing cemented rubble breccias that postdate mineralisation. The fault rocks cut across the mineralised zone at depth and down plunge of it. Multiple late brittle fault splays are recognised in the footwall and hanging wall of the Fekola Fault that are broadly oriented parallel to the main brittle structure. There is no direct correlation observed to date between the high-grade mineralisation and the late brittle fault. However, there is an increase in the intensity of ductile deformation observed approaching high-grade mineralisation. The increases in ductile deformation have resulted in the destruction of the primary rock fabric, and mineralogical textures, and have generated a pervasive foliation fabric. The foliation intensifies towards high- grade mineralisation, and the increase in strain coincides with an increase in the intensity of alteration.

7.3.3	Alteration

Alteration sequences logged to date are summarized in Table 7-2.

Gold mineralization is associated with the most intense alteration zones. Based on mineral dominance and alteration assemblages the following types are differentiated:

•

Carbonatization: ubiquitous across the Fekola mineralised system. Occurs in association with all other alteration minerals. Calcite-filled, foliation-parallel microveinlets occur at the extreme periphery of the system.

•

Albitization: Occurs as pink–orange bleached zones extending up to several hundreds of metres into the wall-rock argillaceous sandstones (turbidites, calcareous graywackes with cyclic turbiditic bands). Either selectively invades particular layers in the laminated metasedimentary rocks or pervasively replaces the rock units

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•	Carbonate–albite–sericite: Carbonate–albite alteration is divided into two zones. The inner zone (10–40 m) is located along the main fault.

•

Sericite–chlorite–pyrite alteration: Mineralised sulphides at Fekola are texturally associated with minerals precipitated during potassic alteration. The alteration is subtle and postdates (overprints) the ankerite-albite alteration in the inner zone. The alteration takes on many forms, including as patchy replacement of hanging wall carbonates, as interstitial phases in massive pyrite zones, and lastly as thin green-black alteration envelopes (< 3cm) along the margins of auriferous sulphide stringers and veinlets. Hydrothermal alteration progresses from chloritization to sericitization approaching the mineralized zone. Phyllosillicates occur as weakly to strongly foliated, fine-grained (<150 μm) crystals. Locally, chlorite can occur as fibrous radial masses

•	Chlorite–biotite ± magnetite alteration: Associated with greenschist facies metamorphism

All of the lithological units, with the exception of late cross-cutting tholeiitic dykes, have been subject to the greenschist facies metamorphic event.

The sedimentary rocks that form the hanging wall are chemically reactive, and where adjacent to mineralization, have been significantly altered to the point of total textural destruction. Alteration intensity decreases away from the abrupt structural termination at the footwall of the Fekola Fault. In the immediate hanging wall alteration minerals represent 60–80% of the host rock. Higher fluid/rock ratios are also inferred along narrow zones associated with the north–northwest-trending faults.

Alteration that is pre-mineralization consists of carbonate–albite (hematite-stained) quartz. Syn-mineralization alteration is primarily in the form of carbonate–(dolomite and ankerite)–sericite–albite–chlorite–pyrite–hematite alteration.

The first style of hydrothermal alteration overlaps spatially with regional metamorphic alteration assemblages (chlorite–magnetite–leucoxene) observed at Fekola and occurs as pink carbonate–albitization (pink colouration a result of hematite dusting). The outer alteration zone is characterized by a significant amount of hydrothermal carbonate (ferroan dolomite and ±ankerite) and albite plus minor quantities of specular hematite (≤2 mm) + quartz.

A cross-section through the deposit showing the typical alteration distribution is included in Figure 7-5.

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Table 7-2: Major Alteration Styles

Type	Description
Albitization

Pre-mineralization. Forms pink-orange bleached zones extending up to several hundreds of meters into the wall-rock turbidites, and calcareous graywackes with cyclic turbiditic bands. Alteration assemblages consist of albite + hematite ± dolomite/ankerite ± quartz.

Carbonate–albite–sericite

Inner zone (10–40 m) is located along the Fekola Fault and represents a fluid-dominated metasomatic system where hydrothermal minerals represent approximately 70 to 90% of the rock mass and the protolith rock is therefore unrecognizable. Alteration assemblage consists of dolomite and albite, plus minor to trace amounts of quartz, sericite, and pyrite.

Sericite–chlorite alteration

Postdates (overprints) the ankerite–albite alteration in the inner zone. Forms as patchy replacement of hanging-wall carbonates, as interstitial phases in massive pyrite zones, and as thin, green- black alteration envelopes (<3 cm) along the margins of gold- bearing sulphide stringers and veinlets

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Figure 7-5: Mineralization and Alteration Cross Section (Section 1,387,500, looking north)

Figure prepared by B2Gold, and modified from Boyd et al., 2013

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Proximal intense alteration coincides with a core of the high-grade mineralisation and consists of texturally destructive ferroan carbonate–(ankerite)–albite (hematite- stained)–sericite–pyrite alteration. Pyrite is a predominant sulphide associated with mineralisation. This type of alteration is bounded by the Fekola Fault at depths and may extend up to several tens of meters into the hanging wall. Distal alteration is typically preserved as disseminated and vein-type stratiform and stratabound carbonate (ferroan dolomite)-albite-alteration. This alteration type can extend several hundreds of meters from the mineralisation.

In places, a strong crustiform silica–clay–(kaolinite)–carbonate alteration has been observed, associated with well-developed brecciation. The geometry, origin and distribution of this type of advanced argillic alteration are not well understood.

Traces of tourmaline are associated with the more distal alteration.

7.3.4	Mineralization

Paragenesis and Controls

The Fekola structure and mineralization is characterized by an early phase of intense carbonate (dolomite–ankerite)–albite alteration. Later movement along the structure was associated with brittle deformation of the altered host lithologies in the form of a “dry” rubble breccia formation.

Fabrics displaying a greater degree of ductile deformation are linked to higher sulphide and gold abundance. Hydraulic fracturing of altered host is also evident in the form of fractures and mineralized sulphide veinlets and crackle breccias, which are typically sealed by silica and sulfides.

Mineralisation at Fekola is essentially confined to a pervasively-altered rock and carbonate–quartz–pyrite vein stockwork system. The stockwork contains various vein morphologies, including straight and irregular millimeter-scale veins and veinlets, breccias, and boudinaged and sigmoidal vein arrays. Mineralization is also associated with disseminated sulphides within the alteration zone.

Barren, undeformed, calcite–gypsum veins are seen in both the footwall and hanging wall and postdate all stages of alteration and mineralization.

Figure 7-5 displayed an example of the distribution of mineralization in cross-section. Figure 7-6 to Figure 7-8 are drill core photographs that show the typical features of low, medium and high-grade gold mineralization within selected drill core samples.

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Figure 7-6: Core Specimen, FKD_39; Low-Grade Gold Mineralization

Note: Figure prepared by Papillon, 2013. Sample is from drill hole FKD_39 at 39.4 m drilled depth. The collar of FKD_39 is located at 242139E, 1387599 N, 129 m RL, and the drill hole had an azimuth of 89.5º, a dip of -55º and a total drilled depth of 100 m. The mineralization style shown in the core fragment is representative of low-grade mineralization. Scale bar shown is in cm. The interval that included this core specimen was sampled from 39 m to 40 m, and returned an intercept of 1 m (drilled width) at 0.22 g/t Au.

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Figure 7-7: Core Specimen, FKD_39; Medium -Grade Gold Mineralization

Note: Figure prepared by Papillon, 2013. Sample is from drill hole FKD 39 at 57.8 m drilled depth. The collar of FKD_39 is located at 242139E, 1387599 N, 129 m RL, and the drill hole had an azimuth of 89.5º, a dip of -55º and a total drilled depth of 100 m. The mineralization style shown in the core fragment is representative of medium -grade mineralization. Scale bar shown is in cm. The interval that included this core specimen was sampled from 57 m to 58 m and returned an intercept of 1 m (drilled width) of 9.87 g/t Au.

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Figure 7-8: Core Specimen, FKD_39; High-Grade Gold Mineralization

Note: Figure prepared by Papillon, 2013. Sample is from drill hole FKD 68 at 125.5 m drilled depth. The collar of FKD_68 is located at 242139E, 1387599 N, 129 m RL, and the drill hole had an azimuth of 89.5º, a dip of -55º and a total drilled depth of 100 m. The mineralization style shown in the core fragment is representative of high-grade mineralization. Scale bar shown is in cm. The interval that included this core specimen was sampled from 125 m to 126 m and returned an intercept of 1 m (drilled width) of 37 g/t Au.

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Mineralogy

Gold mineralisation is preferentially associated with stringers of pyrite parallel to the foliation and in fine disseminated pyrite and minor amounts of copper sulphides (chalcopyrite) as the main sulphide phases. Tennantite ± tetrahedrite ± galena (trace) have also been observed. The total sulphide content of the deposit is typically less than 5%.

The primary mineralization metal association is Fe–Cu–Au with minor associated antimony and tungsten. Arsenic grades are typically low.

7.3.5	Regolith and Weathering

The entire Project area is covered by a laterally extensive in-situ and transported laterite profile that measures between 15 and 45 m. This weathering horizon is overlain by a thin soil profile.

In areas of transported cover, the top of the weathering profile typically consists of a mottled clay zone, comprising ferruginous and grey clays. This grades downward into an alluvial polymictic cobble/gravel unit that is set in a clay matrix.

Underlying the conglomeratic unit is a residual laterite profile that is typical of the downward succession seen in tropical and weathered terrains, which, from surface, transitions from saprolite to saprock to fresh rock.

The mineralisation at the Fekola deposit is largely covered by a layer of alluvium which is absent from the southernmost part of the deposit where residual laterite occurs at surface. Figure 7-9 illustrates the typical regolith profile in the Fekola deposit area.

7.4	Prospects/Exploration Targets

In addition to the Fekola deposit, exploration work completed to date has identified the Fadougou Main Zone.

The deposit trends north–south, with mineralization dips ranging from 65º to 80º to the west. The mineralization forms a 50 m wide zone extending over a strike length of about 1,300 m. .

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Figure 7-9: Simplified Regolith Profile

Figure prepared by Papillon, 2013.

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Two parallel mineralized brecciated quartz veins are associated with shear zones. The quartz veins can vary in thickness from 0.5 m to 3 m. The veins are initially transgressive and vertically-oriented to the host pelites, psammites and carbonaceous shales, but later become conformable with stratigraphy.

Structural controls on the mineralization are not well understood, but suggest that mineralization is localized along the limbs of recumbent folds, with better gold grades associated with the axial plane or nose of the fold structure.

7.5	Comments on Section 7

In the opinion of the QP, the knowledge of the Fekola deposit settings, lithologies, and structural and alteration controls on mineralization are sufficient to support Mineral Resource estimation and can support preliminary mine planning at the PEA level.

Prospects and exploration targets surrounding the Fekola deposit are at an earlier stage of exploration assessment and information available are not currently considered sufficient to support resource estimation.

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8.0	DEPOSIT TYPES

8.1	Deposit Model

The Fekola deposit is considered to be a typical example of a mesothermal vein-style, or orogenic-style gold deposit. The discussion which follows on this deposit type is sourced from Moritz (2000), Goldfarb et al., (2005), and Groves et al., (1998; 2003). Orogenic deposits have many synonyms, including mesozonal and hypozonal deposits, lode gold, shear zone-related quartz–carbonate deposits, or gold-only deposits.

Orogenic gold deposits occur in variably deformed metamorphic terranes formed during Middle Achaean to younger Precambrian, and continuously throughout the Phanerozoic. The host geological environments are typically volcano-plutonic or clastic sedimentary terranes, but gold deposits can be hosted by any rock type. There is a consistent spatial and temporal association with granitoids of a variety of compositions. Host rocks are metamorphosed to greenschist facies, but locally can achieve amphibolite or granulite facies conditions.

Global examples of these deposits include Muruntau (Uzbekistan), Golden Mile (Australia), Hollinger–McIntyre–Moneta (Canada), Jamestown (USA), and Obuasi (Ghana).

Gold deposition occurs adjacent to first-order, deep-crustal fault zones. These first- order faults, which can be hundreds of kilometers long and kilometers wide, show complex structural histories. Economic mineralization typically formed as vein fill of second- and third-order shears and faults, particularly at jogs or changes in strike along the crustal fault zones. Mineralization styles vary from stockworks and breccias in shallow, brittle regimes, through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile crustal regions, to replacement- and disseminated-type orebodies in deeper, ductile environments.

Mineralization can be disseminated, or vein hosted, and displays a timing that is structurally late, and is syn- to post-peak metamorphic. Quartz is the primary constituent of veins, with lesser carbonate and sulphide minerals. Minor accessory albite, chlorite, white mica (fuchsite in ultramafic host rocks), tourmaline, and scheelite can accompany the veins. Carbonates include calcite, dolomite, and ankerite. Sulphide minerals can include pyrite, pyrrhotite chalcopyrite, galena, sphalerite, and arsenopyrite. Gold is usually associated with sulphide minerals, but can occur as free gold. In volcano-plutonic settings, pyrite and pyrrhotite are the most common sulphide minerals in greenschist and amphibolite grade host rocks, respectively. Arsenopyrite can be the predominant sulphide mineral in mineralization hosted by sedimentary rocks. Gold to silver ratios typically range from 5:1 to 10:1 and, less commonly, the ratios can reach 1:1. Most orogenic gold deposits contain 2% to 5% sulphide minerals and gold fineness >900.

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Alteration intensity is related to distance from the hydrothermal fluid source, and typically displays a zoned pattern. Scale, intensity, and mineralogy of the alteration are functions of wall rock composition and crustal level. The main alteration minerals include carbonate (calcite, dolomite, and ankerite), sulphides (pyrite, pyrrhotite or arsenopyrite), alkali-rich silicate minerals (sericite, fuchsite, albite, and less commonly, K-feldspar, biotite, paragonite), chlorite, and quartz.

The larger examples of orogenic deposits are generally 2 km to 10 km long, about 1 km wide, and can persist over 1 km to 2 km vertical extents.

8.2	Comment on Deposit Model

Features that the Fekola deposit displays that are typical of orogenic deposits include:

•	Regional greenschist to lower amphibolite grade metamorphism;

•	Development in a volcano-plutonic terrane;

•	Association with a regional fault system (Sengal–Mali Fault);

•	Mineralization typically hosted in later-stage structures (Fekola Fault and related structures);

•	Strong structural control on mineralization, related to jogs and rheology contrasts;

•	Better grades associated with tectonic breccias;

•	Vein-style mineralization;

•	Veins typically consist of quartz and carbonate;

•	Gold mineralization in association with pyrite; gold can occur as free grains;

•	Alteration is zoned, from distal to proximal to the hydrothermal fluid source. Alteration typically includes silicification, albitization and pyritization.

The QPs are of the opinion that an orogenic-gold deposit model is appropriate for guiding Project exploration programs.

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8.3	Comparison with Other Kofi Series-hosted Deposits in Mali

The Fekola deposit is south of a major mineral camp, known as the Loulo mining camp, which has been interpreted to contain two distinct deposit types, termed Gara- style and Yalea-style. Based on Laurence et al. (2013) the key features of the two deposit styles are:

•

Gara-style deposits typically occupy a narrow zone (<2 km wide) along the border with the Senegal-Mali shear zone ankerite-rich shear vein stockworks and sulphide disseminations hosted in folded tourmalinized quartz wackes or as disseminated lodes along more discrete shear structures (e.g. Gounkoto and Yalea North). Gara-style deposits are typified by intensely metasomatized wall rock consisting of albite and multistage tourmaline alteration. Mineralized zones are distinguished by Fe-rich sulphide assemblages (pyrite dominant), and polymetallic minor and trace phases including elevated concentrations of P, LREE, Ni, Cu, and Co;

•

Yalea-style deposits are typically quartz ± carbonate vein lodes or sulphide stringer zones hosted in altered (tourmaline-absent) brittle-ductile shears that developed approximately 8 km to the east of the Senegal-Mali shear zone. Gold mineralization is associated with high As values, with the As mainly occurring in the form of arsenopyrite and arsenian pyrite. Deposits typically contain extremely low base and rare earth metal concentrations. Wall-rock alteration is characterized by carbonate-silica-chlorite-sericite ± albite assemblages.

In comparison to these styles, Dorling (2013) notes the following for the Fekola mineralization:

•

At Fekola, mineralization occurs as quartz-carbonate vein-hosted, and disseminated styles located within an envelope of intensely metasomatized wall rock consisting of albite with only traces of tourmaline. These characteristics draw a relationship to the mineralisation at Yalea;

•	Fekola lacks the Yalea-style strong association of mineralisation with arsenic pyrite, arsenopyrite and other base metals;

•	Fekola is dominated by dolomite, and ankerite to a lesser extent as a carbonate alteration phase, whereas the Loulo deposits are characterised by ankerite.

The similarity between the three deposit types include the strong sodic alteration observed at each deposit, low-grade metamorphosed sedimentary rocks and their location along a controlling structure.

Table 8-1 provides a comparison between the three deposit styles.

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Table 8-1: Deposit Type Comparison: Loulo Mining Camp Deposits to Fekola Deposit

Characteristics	Gara-style Deposits	Yalea-style Deposits	Fekola-style Deposits
Examples	Gara, Gounkoto, Yalea North, P-129, P-64	Yalea Main, P-125, Loulo-3, Baboto, Faraba	Fekola Main
Mineralogy
Mineralization styles	Ankerite–quartz vein-hosted, breccia-hosted and disseminated styles	Quartz vein-hosted, quartz– carbonate vein hosted, disseminated styles	Quartz vein-hosted, quartz– carbonate vein hosted, disseminated styles
Major sulphides	Pyrite (> 90%), Ni and Co substitution	Arsenian pyrite and arsenopyrite (> 90%)	Pyrite
Minor/trace sulphides	Chalcopyrite, gersdorffite, pentlandite, arsenopyrite, tennantite, cobaltite, clausthalite, galena, sphalerite. Also Ni-bearing phases and molybdenite	Pyrrhotite + chalcopyrite + tennantite ± tetrahedrite ± galena (trace) ± jamesonite ± bournonite	Chalcopyrite + tennantite ± tetrahedrite ± galena (trace)
Other minerals	Abundant monazite and scheelite, less commonly xenotime and magnetite	Trace scheelite and magnetite, limited or no appearance of REE phosphates	Trace scheelite and magnetite
Metal association	Fe–Cu–REE–P–W–As–Au ± Co–Pb–Se–Zn– Mo	Fe–As–Cu–Au–Ag and accessory Pb–Sb–W	W
Gold sites	Gold mainly confined to pyrite in numerous sites; low amounts of refractory gold	Gold situated in a range of Fe–As– Cu sulphides, high amounts of lattice-bound refractory gold
Alteration
Alteration types	Tourmalinization and albitization	Phyllic and silica–carbonate ± albite	Carbonate–sericite + quartz; silica–carbonate ± albite
Alteration assemblages	Tourmaline association is tourmaline + quartz + ankerite + siderite ± rhodochrosite ± biotite ± chlorite Albitization association is albite + quartz + ankerite + hematite	Phyllic association is sericite + chlorite + quartz Silica–carbonate ± albite association is ankerite + quartz ± albite (varying amounts) ± hematite ± pyrite	Carbonate–sericite + quartz Silica–carbonate ± albite association is dolomite + quartz ± albite (varying amounts) ± hematite ± pyrite

Note: modified from Dorling (2013) after Laurence et al. (2013)

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The features that the three deposit types share, and are also typical of the overall orogenic deposit class are:

•	Volcanic–sedimentary setting;

•	Strong structural control;

•	Regional carbonate-albite alteration halo;

•	Strong proximal carbonate–sericite–albite–pyrite alteration;

•	Proximity to granites;

•	Proximity to a regional structure.

The local similarities again support the use of an orogenic-style model as an appropriate exploration targeting tool.

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9.0	EXPLORATION

9.1	Grids and Surveys

A light detection and ranging (LiDAR) survey was undertaken in 2012. The projection utilised for the whole project was UTM 29N, WGS84. The EGM2008 Geoid Model was used to transform from ellipsoid heights to orthometric heights (metres above sea level). The survey has a contour accuracy of ±0.5 m.

9.2	Geological Mapping

Geological mapping is of limited use in the Project area, due to the minimal amount of outcrop, and the deep regolith cover. Regolith mapping was undertaken to identify which portions of the tenure are covered by a lateritized insitu profile, as opposed to transported materials and alluvium, which would allow reliable soil sampling.

9.3	Geochemical Sampling

Soil geochemistry has proven to be an effective exploration tool in the search for gold mineralisation in areas of deep weathering and alluvial cover. In the early Papillon programs, soil samples were analysed for gold only. Recent geochemical work suggests that gold mineralisation may be associated with elevated tungsten, copper and possibly arsenic values; however, the use of these pathfinder elements requires further evaluation.

Soil geochemical surveys have been completed in a number of phases with the initial focus around the Médinandi prospect and then extending out across the area of the Médinandi Exploitation License. The soil sampling surveys consisted of the collection of material from small pits that were typically excavated to 60 cm below surface on 80 m by 160 m spaced grid lines.

Termite mound and rock chip and grab sampling has also been performed within the Médinandi Exploitation License.

The information in the B2Gold database for the Médinandi Exploitation License is summarized in Table 9-1. A compilation geochemical anomaly plan for gold for the exploitation license is included as Figure 9-1.

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Table 9-1: Summary Table, Geochemical Sampling, Médinandi Exploitation License

Type	Count	Quality Control	Years Collected	Prospect/Area
Soil	7,490	215 duplicate samples	2007, 2008, 2010, 2011, 2012	Betakili Fadougou-NE Mankouke Médinandi Médinandi-E Médinandi-N
Termite mound	285	15 duplicate samples	2010	Médinandi
Rock Grab	83		2013	Médinandi Tintiba-Sud Fadougou-SE Betakili

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Figure 9-1: Geochemical Anomaly Plan, Médinandi Exploitation License

Fekola Project
Mali
MALI
SENEGAL
Tintiba
Medinandi-North
Medinandi
Fadougou-NE
Fadougou SE
Fekola-Centre
Fekola-West Main
Fekola South West
Soil Samples
Au (ppb)
1,000 to 8,020
100 to 1,000
50 to 100
25 to 50
10 to 25
-3,333 to 10
Soil Samples: June11, 2014 database
Villages
Fekola Pit Outline
Streams
Roads
Medinandi Tenure
Proposed Infrastructure
N
0 1 2
kilometres
WGS 1984 UTM Zone 29N

Note: Figure prepared by B2Gold, 2014.

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9.4	Geophysics

A number of phases of geophysical surveys have been completed over the deposit and the exploitation license area, including in 2007, 2008, and 2010 (Table 9-2).

The data have been used to develop the broad lithological and structural framework for the project area; however, no direct and distinct signature for the Fekola deposit is currently recognised within any of the geophysical datasets. The most useful dataset acquired is the gradient array IP data (Figure 9-2), which provides a good lithological contrast between units as well as resolving project-scale structure. The general lack of magnetite and contrasting lithologies within the system reduces the efficacy of the airborne magnetic data (Figure 9-3). In addition, a lack of conductors within the lithological package hosting Fekola mineralisation has limited the effectiveness of the broad bandwidth EM system used.

9.5	Pits and Trenches

Some pitting and trenching was performed over the exploitation license during the legacy campaigns; however there is limited information on the programs. One trench, 150 m in length, was excavated by Songhoi in June 2010, at Fadougou Northwest.

A total of 48 pits were excavated in 2013 as part of the geotechnical appraisal of the planned plant and tailings storage facility (TSF) area and a further 62 geotechnical test pits were excavated in the same area during Q1 2014.

9.6	Petrology, Mineralogy, and Research Studies

A number of petrographic descriptions have been completed in support of better lithological and mineralogical descriptions for the Fekola deposit mineralization and host rocks.

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Table 9-2: Geophysical Surveys

Year	Survey Type	Contractor	Comment
2007	Ground induced polarization (IP) and high resolution IP (HRIP)	unknown	66 line km of data collected
2008	Helicopter-borne aeromagnetic	Geotech Airborne	Covered entire permit area. Line spacings of 160 m; total 845line km. Designed to test the continuity of the Fadougou Main Zone structure; identify any similar structures running parallel to the zone
2008	Ground IP/gradient	Sagax– Africa	47 lines on a grid of 160 m x 20 m; total of 94 line km
2010	Ground survey (type not specified	Sagax– Africa	162.9 line km over Fadougou, Fekola, Tintiba and Betakili
2011	Ground resistivity	Not specified	17.3 line km in support of evaluation of underground potable water sources
2011	Ground pole–dipole surveys	Not specified	17 profiles over 1600 m of strike, with lines spaced at 160 m intervals.
2012	Ground pole–dipole gradient-array	Not specified	69 lines situated northwest of Médinandi, for a total of 9,360 m.
2013	Ground gravimetric	Not specified	Trial study to determine effectiveness of technique in the northern portion of the Fekola deposit

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Figure 9-2: Metal Factor from Gradient Array IP

237500
240000
242500
1395000
1392500
1385000
Fekola pit outline
MedinandiTrend
Medinandi Tenement
NORTH
0
1
2km
WGS 1984 UTM Zone 29N

Note: Figure prepared by Papillon, 2013

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Figure 9-3: Airborne EM Response (142 ms)

237500
240000
242500
1395000
1392500
1387500
1385000
Fekola pit outline
Medinandi Trend
Medinandi Tenement
NORTH
0
1
2km
WGS 1984 UTM Zone 29N

Note: Figure prepared by Papillon, 2013

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9.6.1	Schandl (2012)

In 2012, prior to much of the infill drilling on the Fekola deposit, Dr. Eva Schandl described a suite of 40 thin sections from the deposit to provide information on the lithologies, mineralogy, and hydrothermal alteration. Results of the work included:

•	The evaluation identified four main sedimentary units: schists, sandstone/siltstone, conglomerates and breccias, and arkose. One sample was tentatively identified as having a mafic protolith;

•

The sediment samples showed brecciation, fracturing and hydrothermal alteration. Secondary minerals such as quartz, carbonate, sericite, biotite, and anhydrite were noted to replace the earlier minerals by fracture-filling and cross-cutting veins, as well as via dissolution and precipitation;

•

The mineralogy of the sediments was considered to be relatively simple, consisting predominantly of carbonate and quartz (hydrothermal and detrital). Other minerals observed included biotite, muscovite, sericite and chlorite. Secondary minerals, in lesser quantities, consisted of anhydrite, tourmaline, serpentine and scapolite;

•

Early silicification is represented by the replacement of sedimentary carbonates by chalcedony, and late silicification, by the partial replacement of late carbonate veins by aggregates by fine-grained chalcedony;

•	The average carbonate content of the Fekola sediments is 60% and some rocks contain 80–90% carbonates. Secondary carbonates occur mostly as veins and as fracture-filling aggregates;

•

Very fine-grained biotite and sericite are abundant in the schists, where they define the rock fabric. Both frequently occur as anastomosing veins that boudinage the quartz and carbonates. In some rocks, where biotite-rich laminae were part of the original sediments, the laminae are now fragmented and the fractures are filled by fine-grained carbonate;

•

Pyrite is the dominant sulfide in the rocks, with a concentration that ranges from 0- 6%. The relatively small grains are most abundant in the siliceous calcareous rocks and breccias, where they appear to have been part of the original sediments. Although some mobilization was noted, several of the pyrite are fragmented and have embayed, sutured grain boundaries, suggesting partial dissolution during hydrothermal alteration.

9.6.2	Pathfinder (2012–2013)

Pathfinder Exploration undertook a number of detailed petrographic analyses on thin section materials, corroborated with PIMA analyses on selected samples.

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Descriptions were provided of the major constituents of each sample, and a suggested protolith described.

9.7	Exploration Potential

9.7.1	Fekola Deposit

The Fekola deposit remains open at depth. Additional areas which may warrant future exploration effort include:

•	Plunge direction of the mineralisation in the hanging wall and footwall;

•	Splay structures in the footwall and hanging wall;

•	Parallel (repeat) structures particularly in the footwall.

9.7.2	Exploration Targets

Figure 9-1 showed the gold anomalism identified through geochemical sampling. Figure 9-4 shows the results of exploration drilling, presented as grade–thickness contours. Both plots indicate areas of gold anomalism that may be able to support additional exploration focus.

The Tintiba anomaly was identified as a structural target based on geophysical data. Two trenches, excavated 120 m apart, returned significantly elevated gold values. The trench anomalism is supported by elevated gold values returned from soil and pit sampling.

The Médinandi prospect was initially delineated as a large gold-in-soil anomaly. However, follow-up work undertaken by Papillon suggests the anomaly may be an artifact of artisanal mining activity and not be related to a cohesive mineralized structure.

Betakili is a structural target derived from geophysical data interpretation.

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Figure 9-4: Exploration Potential (Drill Hole Grade–Thickness)

Tintiba
Medinandi-North
Mali
Fekola Project
Medinandi
Fadougou-NE
MALI
Fadougou-Main Zone
Fadougou-SE
Betakili
SENEGAL
Fadougou SSE
Fekola-Centre
Fekola-West Main
Fekola South West
Significant Intercepts
Grade Thickness Points (g/t x m)
100 to 654
50 to 100
30 to 50
10 to 30
2 to 10
1 to 2
all others
Drillholes: June 11, 2014 Database
Villages
Fekola Pit Outline
Streams
Roads
Medinandi Tenure
Proposed Infrastructure
N
0
1
2
kilometres
WGS 1984 UTM Zone 29N
B2GOLD

Note: Figure prepared by B2Gold, 2014.

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9.8	Comments on Section 9

In the opinion of the QP:

•	The exploration programs completed to date are appropriate to the style of the Fekola;

•	The research work supports genetic and affinity interpretations for the deposits;

•	Legacy exploration data still require verification and follow-up;

•	Additional exploration may generate exploration targets that may warrant follow-up.

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10.0	DRILLING

10.1	Introduction

Some drilling was done on the Médinandi Exploitation License before 2007, previous to Papillon’s ownership (refer to Section 6). The historic drilling and drill sampling are not considered part of the current active database, and are not used in support of the Mineral Resource estimates.

The working drill database, current as of 11 June 2014, focuses on drilling undertaken by Papillon and its predecessor companies from January 2007 to June 2014. Within the database are a total of 1,355 RC drill holes (149,681 m), 44 holes that commenced with an RC collar but were completed with a core tail (RC–DD) drill holes (13,520 m) and 240 core drill holes (56,804 m). RAB drilling (1,166 holes; 24,115 m), air core drilling (300 holes, 11,257 m), and trenching (one trench, 150 m) were completed as part of early exploration efforts and are not used in support of Mineral Resource estimates.

The drill programs are summarized by deposit in Table 10-1 and by year in Table 10-2; drill collar locations coloured by drill type are shown in Figure 10-1.

Drilling as of June 11, 2014 within the Fekola deposit area totals 86,358 m of RC (679 drill holes), 13,520 m of RC-DD (44 drill holes), and 53,074 m of core (212 drill holes). This drilling is shown in Figure 10-2.

10.2	Legacy Drilling

Very limited information is available on the logging and surveying practices used prior to 2010. Colonial Resources (2010) notes that drill hole collars were surveyed using a hand-held global positioning instrument (GPS).

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Table 10-1: Drilling Summary, Médinandi Exploitation License, by Deposit/Area

Prospect	Total RC	RC (m)	Total RC-DD	RC-DD (m)	Total DDH	DDH (m)	Total AC	AC (m)	Total RAB	RAB (m)	Grand Total All Holes	Grand Total (m)
Betakili							191	7,066	251	3,930	442	10,996
Fadougou-MZ	157	16,540			23	3,301					180	19,841
Fadougou-N & NE	120	16,562	0	0	0	0	0	0	278	6,332	398	22,894
Fadougou East & SSE	79	10,320	0	0	2	48.5	1	30	248	6,349	330	16,747.5
Fadougou-SE	145	19,106.11	1	150	4	1,208.3	108	4,161	215	3,987	473	28612.41
Fekola	534	67,251.93	43	13,370.4	208	51,865.4	0	0	174	3,517	959	136,004.73
Médinandi	200	7,945	0	0	3	381	0	0	0	0	203	8,326
Médinandi-N	111	11,300.13									111	11,300.13
Tintiba	9	656	0	0	0	0	0	0	0	0	9	656
Totals	1,355	149,681.17	44	13,520.4	240	56,804.2	300	11,257	1,166	24,115	3,105	255,377.77

Note: RC = reverse circulation; RC-DD is RC pre-collar and diamond core tail; RAB = rotary air blast, AC = aircore.

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Table 10-2: Drilling Summary, Médinandi Exploitation License, by Year (current as at 11 June 2014)

Year	Area Drilled	Total RC	RC (m)	Total RC-DD	RC-DD (m)	Total DDH	DDH (m)	Total RAB	RAB (m)	Total TR	TR (m)	Total PICK	PICK (m)	Total AC	AC (m)
2007	Fadougou-MZ	217	9,025.00	—	—	25	3,646.00	—	—	—	—	—	—	—	—
2008	Fadougou-MZ	87	10,374.00	—	—	—	—	—	—	—	—	—	—	—	—
2010	Fadougou-NE	224	27,311.00	—	—	—	—	122	3,067	1	150	—	—	—	—
2011	Fekola-Centre	199	24,745.00	1	240.00	8	1,984.60	1,044	21,048.00	—	—	—	—	62	1,782.00
2012	Fekola-Centre	141	17,032.00	21	5,496.60	142	39,610.20	—	—	—	—	—	—	238	9,475.00
2013	Fekola-Centre	396	52,326.17	18	6,609.70	49	10,473.90	—	—	—	—	21	105.00	—	—
2014	Fekola-Centre	91	8,868.00	4	1,174.10	16	1,089.50	—	—	—	—	86	251.60	—	—
Subtotals		1,355	149,681.17	44	13,520.40	240	56,804.20	1,166	24,115.00	1	150.00	107	356.60	300	11,257.00

Year	Area Drilled	Total Holes	Total Metres
2007	Fadougou-MZ	242	12,671.00
2008	Fadougou-MZ	87	10,374.00
2010	Fadougou-NE	347	30,528.00
2011	Fekola-Centre	1,314	49,799.60
2012	Fekola-Centre	542	71,613.80
2013	Fekola-Centre	484	69,514.77
2014	Fekola-Centre	197	11,383.20
Grand Total (2007–2014)		3,213	255,884.37

Note: RC = reverse circulation; RC-DD is RC pre-collar and diamond core tail; RAB = rotary air blast, TR = trench; PICK = pit; AC = aircore.

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Figure 10-1: Drill Collar Location Plan, Médinandi Exploitation License

Tintiba
Medinandi-North
Medinandi
Fadougou-NE
MALI
Mali
Betakili
Fadougou-Main Zone
Fadougou-SE
Fadougou
Fekola-Centre
SENEGAL
Betakili
Fadougou SSE
Fekola-West Main
Fekola South West
Drill holes: June 11, 2014 Database
Collars By Hole Type
AC
DDH
RAB
RC
RC-DD/Precollar
Villages
Fekola Pit Outline
Streams
Roads
Proposed Infrastructure
N
0
1
2
kilometres
WGS 1984 UTM Zone 29N
B2GOLD

Note: Figure prepared B2Gold, 2014.

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Figure 10-2: Fekola Deposit, Drill Collar Location Plan

Drill holes: June 11, 2014 Database
Collars By Hole Type
AC
DDH
RAB
RC
RC-DD/Precollar
Fadougou-MZ
Fadougou-SE
Fadougou-SSE
Plant
Fadougou
Berm
Air Strip
Fekola-Centre
Waste Rock Dump2
Waste Rock Dump1
Fekola-W Main
Accommodation Camps
Fekola Sud Ouest
Villages
Fekola Pit Outline
Streams
Roads
Medinandi Tenure
Proposed Infrastructure
N
0
0.5
1
kilometres
WGS 1984 UTM Zone 29N
B2GOLD

Note:  Figure prepared  by B2Gold, 2014.

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10.3	Drill Data for January 2013 PEA Mineral Resource Estimate (as at January 15, 2013)

A total of 428 drill holes (80,969 m) was available at the database cutoff date of January 15, 2013 that was used for the January 2013 PEA mineral resource estimate. Only RC, core and core with RC pre-collars were used in support of the January 2013 PEA Mineral Resource estimate. A summary of the number of holes and meterage by drilling type used in the January 2013 PEA Mineral Resource estimate is shown in Table 10-3 and drill collars are shown on Figure 10-3.

10.4	Drill Data for August 2013 Mineral Resource Estimate Update (as at August 5, 2013)

A total of 643 drill holes (127,148 m) was available at the data cutoff date of August 5, 2013 for the August 2013 Mineral Resource estimate update. As in the previous estimate RC, core, and core with RC pre-collars were used in the estimate. A summary of the number of holes and meterage by drilling type used in the August 2013 update is shown in Table 10-4 and displayed on Figure 10-3.

An additional 215 drill holes were available at the time of the August 2013 Mineral Resource estimate update as compared to the January 2013 PEA Mineral Resource estimate; however, only 56 of these holes (approximately 17,020 m) are within the immediate Fekola mineral resource estimate limits. The holes drilled close to the limits of the PEA resource supported the interpretations in the January 2013 PEA Mineral Resource estimate as to grade and geological continuity, and extended the known down-plunge mineralization extents.

10.5	Drill Contractors

Limited information is available on the drill contractors. Colonial Resources (2010) indicates that the Randgold drilling was performed by West African Drilling Services, based out of Bamako.

Boart Longyear and African Mining Services have provided drill rigs during the Papillon/Songhoi drill campaigns.

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Table 10-3: Summary of Fekola Drilling Database as at 15 January, 2013 (used for January 2013 PEA Mineral Resource)

Drill Method	Hole Prefix	Number of Holes	Average Depth (m)	Total (m)	% of Total Metres (%)
RC	FKCR, FSER, FKWM and FKC	255	129.5	33,022.0	41%
RCD	FKRD	40	279.0	11,161.0	14%
DDH	FKD	133	276.6	36,785.9	45%
Totals		428	189.2	80,968.9	100%

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Figure 10-3: Fekola Deposit, Comparison Drill Collar Location Plan as at 15 January, 2013 (Jan 2013 model), and 5 August 2013 (Aug 2013 model).

Fadougou-MZ
Fadougou-SSE
Fadougou-SE
Plant
Fadougou
Air Strip
Berm
Fekola-Centre
Waste Rock Dump2
Waste Rock Dump1
Fekola-W Main
Accommodation Camps
Fekola Sud Ouest
Drillholes: June 11, 2014 Database
Collars by Model
Feb 2013 Model
Aug 2013 Model
Post Aug 2013 Model Drilling
Pre-Jan 2013 Drilling, outside Fekola Model area
Fekola Pit Outline
Streams
Roads
Medinandi Tenure
Proposed Infrastructure
N
0
0.5
1
Kilometres
WGS 1984 UTM Zone 29N
B2GOLD

Note: Figure prepared by B2Gold, 2014. Drill collar locations shown as at 11 June 2014.

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Table 10-4: Summary of Fekola Drilling Database as at 5 August, 2013 (used for August 2013 Mineral Resource estimate update)

Drill Method	Hole Prefix	Number of Holes	Average Depth (m)	Total (m)	% of Total Metres (%)
RC	FKCR, FSERC, FKWM and FKC	439	147.30	64,663.00	51%
RCD	FKRD	54	330.13	17,826.80	14%
DDH	FKD and FSED	150	297.72	44,658.60	35%
Totals		643	197.74	127,148.4	100%

10.6	Papillon Drill Methods

10.6.1	Auger, Rotary Air Blast and Aircore

Exploration drilling has employed RAB and aircore methods as a first-pass evaluation of gold-in-soil anomalies.

10.6.2	Reverse Circulation

RC drilling used face-sampling hammer techniques rather than conventional RC methods where possible. Bit sizes during the 2012 and 2013 programs included 130 mm, 133 mm, and 137 mm with a 127 mm bit being used occasionally. The bit size used depended on the ground conditions and the progress of the hole. The sample weights at Fekola using these bit sizes are between 35 and 50 kg for a metre sample. A drill collar casing is typically used in the first 6 m of the drill hole to stop cave in and maintain good workable access to the drill hole.

Drill chips are collected at 1 m intervals during drilling and placed in chip trays. Trays are labelled with the prospect area, drill hole number and metre from–to interval.

During some programs at Fekola, significant water was encountered during drilling at approximately 40–60 m depth.

Papillon advised that representative RC chips are stored in lidded, plastic core trays, most of which are kept in a shipping container/shed at site.

10.6.3	Core Drilling

Core drilling is performed using a RC collar with a core tail. Typically the change-over occurs at depths between 40 and 250 m.

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Drilling difficulties can be encountered when penetrating the transported alluvial gravel that sits above the insitu weathered rock; this is normally countered by casing the hole to just beyond this layer. Drill holes may also “lift” due to soft rock conditions at depth.

Drill sizes include PQ (85 mm diameter), HQ (63.5 mm diameter) and NQ core (47.6 mm diameter). PQ core is typically used in areas known to be clay-rich, and for geotechnical purposes. HQ core is usually recovered using triple-tube methods.

Transportation of the core from the site to the sample yard is the geologist’s responsibility. Lids are used on core boxes if travelling a large distance or over rough ground.

Fekola core is stored, stacked, under roofed, open-sided sheds.

10.7	Papillon Geological Logging

Papillon has developed a set geological legend for the Project area, and uses this for trench, core, drill chip and surface mapping. The lithological rock types covered in the geological code include surface, sedimentary, igneous, and altered rock, metamorphic and tectonic lithologies. Logging definitions and standards are regularly reviewed for appropriateness for Fekola. The logging is standardized at 1 m intervals.

Table 10-5 summarizes the types of lithological information collected.

10.7.1	RC

Logging of RC chips at the drill rig is done at the chip tray and not from the chip boxes. The basic geological log includes:

•	Primary lithology;

•	Alteration;

•	Mineralisation;

•	Oxidation boundaries;

•	Sample quality;

•	Depth of water inflow (estimation of rates);

•	Wet samples;

•	Veining;

•	Presence of key minerals;

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Table 10-5: Geological Logging Codes

Note: Figure prepared by Papillon, 2013.

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•	Texture;

•	Fabric;

•	Grain size (from grain size chart).

Areas of slow or hard drilling are marked onto the drill logs for geotechnical purposes.

Samples are placed onto the ‘sample table’ at the rig and photographed to provide a record of the general samples encountered. The table is photographed wet and dry (Figure 10-4) with the drill hole number and interval in metres displayed at the top of the chip sample table.

10.7.2	Core

Geological logging of core is performed in a similar manner to the RC described in Section 10.3.2. Particular attention is paid during logging to the following:

•	Alteration;

•	Breccia units;

•	Dark (mafic) sediments.

At Fekola the boxed core is brought back to the camp where it is logged by a geologist and labelled with sample numbers and cut-lines drawn. Photography is done at the core yard under controlled 'indoor' conditions so that photographs are consistent in quality.

Core is typically photographed both wet and dry (Figure 10-5), prior to the core being sawed in half, sampled and bagged. For geotechnical cored holes the re-assembled runs are also photographed at the rig prior to transport.

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Figure 10-4: Example Wet/Dry Chip Sample Record

Note: Figure prepared Papillon, 2013

Figure 10-5: Example Wet/Dry Core Record

Note: Figure prepared Papillon, 2013.

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10.7.3	Exploration-stage Geotechnical Logging

Standard geotechnical logging on exploration and infill drill core collects information on fracture frequency and rock quality designation (RQD). Core is oriented for structural data collection, and both a goniometer and “rocket launcher” (spear) can be used. The structural geology logging sheet is used to record linear and planar structural features observed within the hole as either point or broad structural zones. The following features are recorded:

•	Veining;

•	Layering;

•	Foliation;

•	Faulting;

•	Lithological contacts;

•	Joints;

•	Lineations.

10.7.4	Magnetic Susceptibility

The measuring of magnetic susceptibility (magsus) is one of the final stages of the logging process and takes place once the geological structural logging and sometimes even the core has been cut and sampled. The readings are taken every meter from start of hole to end of hole.

10.8	Recovery

The average core recovery is 97.2% for all drilling and is also 97.2% for holes completed within the Fekola deposit area. There does not appear to be a direct relationship between core recovery and gold grade for Fekola.

10.9	Collar Surveys

Drill collars for exploration drill holes are normally surveyed using a hand-held GPS instrument.

In the deposit area, drill hole collars are picked up using a differential GPS, which has an accuracy of ± 10 cm.

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There is a base station on the Médinandi camp that is used as a reference for all surveys done on the Project. Throughout the Project area there are survey reference points that are used as a known reference for the collar surveys. These are included into the round of surveying when surveying new drill collars.

10.10	Downhole Surveys

10.10.1	RC

Depending on ground conditions, and the purpose of the drill hole, RC holes are typically surveyed at 30–50 m intervals down hole, using a Reflex down hole surveying rod. If the hole begins to lift/dip the hole can be surveyed at the end of each rod.

10.10.2	Core

Surveys are performed using a Reflex down-hole survey (EZ-Track) instrument, with measurements taken at 30–50 m intervals down hole. As with the RC drilling, if the hole begins to lift/dip the hole can be surveyed at the end of each rod. Deviation is constantly monitored, and, for example if at the start of a 300 m hole and in the first 50–100 m there is significant deviation, the hole may be abandoned and a re-drill undertaken nearby.

10.11	Condemnation, Geotechnical and Hydrogeological Drilling

Geotechnical boreholes were completed using traditional wire line triple tube drilling, typically starting at the ground surface using PQ-sized tooling and telescoping down to HQ-size core around 230 m depth.

Borehole locations and orientations targeted primarily the interpreted structural features and the final pit slopes, to complement the information previously collected within the mineralized zones. For each of the geotechnical drill holes, the following information was collected:

The following parameters were routinely recorded as part of the geotechnical logging:

•	Rock type and geotechnical description;

•	Total core recovery (TCR);

•	RQD;

•	Fracture frequency;

•	Weathering/alteration;

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•	Discontinuity type;

•	Discontinuity orientation;

•	Discontinuity properties;

•	Joint condition rating (Jcon).

Geotechnical logging was carried out for each drill run or for separate geotechnical intervals within a drill run. Bieniawski’s rock mass rating (RMR 6) was used to assess the overall quality of the rock to be exposed in the proposed open pit.

Four geotechnical rock units were defined:

•	SQR: pink quartzitic schists;

•	SST: sandstone;

•	ARG: argillite;

•	JSP: jasper.

All geotechnical rock unit types were tested using uniaxial (unconfined) compressive strength (UCS) and tri-axial methods.

Minor water bore drilling has been undertaken. Some condemnation drilling in the areas planned for infrastructure has also been completed.

Figure 10-6 shows the locations of the geotechnical holes and test pits, and also presents the locations of water bore drilling and other drilling types (e.g. condemnation holes).

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Figure 10-6: Location Plan, Geotechnical Drilling

Tintiba
Medinandi-North
Mali
Fekola Project
Medinandi
Fadougou-NE
Fadougou-Main Zone
Fadougou-SE
Batakili
Fadougou East
Fekola-Centre
Fekola-West Main
Fekola South West
Drillholes: June 11, 2014 Database
Collars By Purpose
Geotech - DDH
Geotech - RC
Water Boreholes
Test Pits
Other Drilling
Fekola Pit Outline
Streams
Roads
Proposed Infrastructure
N
0
1
2
WGS 1984 UTM Zone 29N
B2GOLD

Note: Figure prepared by B2Gold, 2014

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10.12	Metallurgical Drilling

Metallurgical drilling is discussed in Section 13.

10.13	Sample Length/True Thickness

Most of the drill holes at Fekola are drilled at -50 to -55° to the east (N90E) which intersects the main mineralized zone at a high angle. The higher-grade mineralisation strikes approximately north–south, is steeply dipping 70–80° to the west, and plunges shallowly to the north. In general, true thicknesses are 70 to 80% of the sampled length.

Table 10-6 provides a selection of drill intercepts that have been returned from the Fekola deposit. The table illustrates the various grade ranges that have been encountered in the deposit and provides examples of the estimated true thickness of intercepts in relation to the drilled thickness.

10.14	Drilling Since Completion of Resource Estimates

Drilling continued after the August 2013 Mineral Resource estimate update until June 11, 2014. A total of 158 holes (14,332.8 m) were drilled. Of this total, there are 17 core holes (1,398.7 m), 137 RC holes (11,760 m) and four RC pre-collar holes (1,174.1 m).

Of the total number of holes drilled in this period, 35 holes (4,642.8 m) were drilled for geotechnical purposes (of which 33 holes (4,594.3 m) are in the Fekola area, 43 holes (3,232 m) were drilled for condemnation of dumps and plant facilities for Fekola, and 80 holes (6,458 m) were for exploration. Of the drill holes identified as exploration, 33 holes (2,696 m) are in the Fekola area and 47 holes (3,762 m) are in the Fadougou deposits and the northern area of the Médinandi Exploitation License.

The drilling from this period is shown on Figure 10-3. Most of these holes are located well outside the proposed Fekola pit area and will have minimal impact on the PEA or 2013 update Mineral Resource estimates.

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Table 10-6: Selected Drill Intercept Table

Hole ID	Easting (mE)	Northing (mN)	Total Depth (m)	Dip (deg)	Azimuth (deg)	Intercept From (m)	Intercept To (m)	Drilled Intercept Length (m)	Grade (Au g/t)	True Thickness (m)
FKCR_293	242430	1386278	100	-55	89.5	54	70	16	1.34	11.65
FKD_105	242355	1386480	100	-55	90	27	28	1	2.12	0.75
FKD_105						40	42	2	3.99	1.51
FKD_105						49	57	8	5.43	6.07
FKD_105						68	70	2	1.47	1.53
FKD_105						75	83	8	1.27	6.12
GTD_025	242247	1386862	200	-65	90	10	18	8	1.46	5.1
GTD_025						32	35	3	1.63	1.91
GTD_025						38	40	2	2.32	1.27
GTD_025						42	50	8	4.51	5.11
GTD_025						54	80	26	3.56	16.68
FKD_103	242180	1386960	180	-55	90	29	37	8	2.44	5.84
FKD_103						51	54	3	3.16	2.2
FKD_103						81	145	64	5.12	47.72
FKD_103						146	165	19	1.56	14.28
FKD_055	242060	1387240	309	-55	90	94	98	4	1.23	3.02
FKD_055						106	107	1	2.22	0.76
FKD_055						112	114	2	1.03	1.52
FKD_055						120	122	2	2.41	1.52
FKD_055						144	151	7	2.03	5.35
FKD_055						160	165	5	2.47	3.82
FKD_055						170	277	107	3.84	82.45
FKD_144	241940	1387359	362	-60	83.5	194	197	3	4.46	2.21
FKD_144						216	227	11	1.26	8.14
FKD_144						235	240	5	1.70	3.71
FKD_144						245	250	5	1.73	3.72
FKD_144						255	266	11	1.58	8.2
FKD_144						274	311	37	1.48	27.62
FKD_144						333	334	1	2.03	0.76
FKD_048	242020	1387400	320	-55	90	77	78	1	2.22	0.76
FKD_048						91	94	3	1.51	2.28
FKD_048						102	104	2	2.35	1.52
FKD_048						106	107	1	2.10	0.76
FKD_048						115	117	2	1.99	1.53
FKD_048						129	133	4	1.76	3.06

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Hole ID	Easting (mE)	Northing (mN)	Total Depth (m)	Dip (deg)	Azimuth (deg)	Intercept From (m)	Intercept To (m)	Drilled Intercept Length (m)	Grade (Au g/t)	True Thickness (m)
FKD_048						141	142	1	2.62	0.77
FKD_048						152	156	4	2.59	3.08
FKD_048						174	176	2	1.48	1.55
FKD_048						186	227	41	2.68	31.93
FKD_048						231	233	2	2.44	1.56
FKD_048						255	263	8	1.78	6.23
FKD_048						267	269	2	2.03	1.56
FKD_048						282	296	14	2.12	10.95
FKD_121	241780	1387640	600	-55	90	76	77	1	2.97	0.8
FKD_121						253	254	1	1.52	0.81
FKD_121						259	260	1	1.30	0.81
FKD_121						317	318	1	2.14	0.82
FKD_121						332	333	1	1.61	0.82
FKD_121						342	344	2	2.75	1.65
FKD_121						347	351	4	1.07	3.31
FKD_121						392	408	16	3.85	13.19
FKD_121						413	417	4	3.27	3.3
FKD_121						424	427	3	2.69	2.47
FKD_121						430	433	3	1.90	2.47
FKD_121						435	440	5	1.92	4.12
FKD_121						464	467	3	3.00	2.48
FKD_121						483	496	13	6.49	10.74
FKD_121						516	517	1	1.96	0.83
FKD_146	241858	1387719	488	-54	86	310	415	105	4.30	82.57
FKD_146						455	456	1	11.60	0.79
FKD_125	241901	1387720	401	-55	83.5	221	226	5	3.80	4.08
FKD_125						237	244	7	3.62	5.73
FKD_125						254	327	73	2.27	60.02
FKCR_276	242359	1386520	66	-55	89.5	24	36	12	11.65	8.79
FKRD_026	241861	1387795	404	-55	89.5	306	381	75	4.66	60.19
FKRD_053	241736.4	1387958.3	555.3	-57	83.5	423.3	426.3	3	1.41	2.23
FKRD_053						482.30	485.3	3	1.42	2.23
FKRD_053						495.30	496.3	1	1.86	0.74
FKRD_053						521.30	535.3	14	1.63	10.57

Note: intercepts are reported using a lower cutoff grade of 1 g/t Au and no upper cut. The true thickness was calculated using a best fit plane of the mineralization oriented at 350º azimuth and -75º dip.

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10.15	Comments on Section 10

In the opinion of the QP, the quantity and quality of the lithological, collar and down- hole survey data collected in the exploration and infill drill programs completed are sufficient to support Mineral Resource estimation and preliminary mine planning as follows:

•	Core logging meets industry standards for gold exploration;

•	Collar surveys have been performed using industry-standard instrumentation;

•	Downhole surveys were performed using industry-standard instrumentation;

•	Recovery data from core drill programs are acceptable;

•

Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area;

•	Drill orientations are shown in the example cross-sections included in Section 7, and can be seen to appropriately test the mineralization;

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Legacy Data

The only information on sampling available is for the Central African programs and is summarized below. The information is sourced from Colonial Resources, (2010).

The standard sample length for core, RC and trench samples was stated to be 1 m. This was adjusted as appropriate for lithological contacts, structures, or alteration boundaries.

Core was split, and one-half retained in core trays. The other half was labelled and despatched for analysis. RC samples were split three times in a riffle splitter, with one quarter of the sample sent for analysis, and the remainder retained.

Soil samples were collected at 60–80 cm depth in soft ground, or as deep as was possible in lateritic duricrust. The average sample size was 3 kg; samples were sent to the laboratory as unprepared bulk samples.

All Central African samples were bagged into large rice bags by Central African staff, and sealed. Transport of samples to the laboratory was also performed by Central African staff.

Laboratories used during the Central African campaigns were ALS Chemex in Bamako, and Analabs, Kayes (now owned and operated by SGS).

Soil samples were dried, finely crushed, and split into aliquots for fire assay (gold) and aqua regia digestion followed by atomic absorption analysis at ALS Chemex. Detection limits and the other elements analysed are not known.

Chip and core samples were dried, crushed, milled and fire assayed at Analabs. No information is available as to preparation protocols or analytical detection limits.

Blanks were inserted in the Central African program at a rate of 1:50, using river sand material. Duplicates were also inserted at 50 sample intervals. Standards were not used by Central African; instead the program relied on insertion of the laboratory’s own standards.

Data generated by the Central African campaigns were uploaded into a Target borehole database. Target is proprietary database software marketed by Geosoft for use with ArcGIS software.

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11.2	Sampling Methods

When a hole is selected for sampling a technician goes to the hole and physically checks that the recorded hole depth corresponds to the recorded hole depth before allocating sample identification numbers (IDs) for each interval. The sample allocation sheet moves through the sample process, from allocating sample numbers for individual intervals when splitting and cutting, through to sample dispatch.

RC

Sampling is carried out by collection of sample through a cyclone into plastic bags.

Samples collected from the rig are brought back to the Médinandi camp sample yard. On arrival they are allocated an area depending on sample type and quantity. RC sample bags are placed in down-hole order. The RC samples are collected in batches of approximately 10 sample bags per trip, depending on the speed of the drilling of that particular drill hole.

Sample splitting at the Fekola camp sample yard involves the use of a cone or riffle splitter and a three-tier split. The entire sample must fit in one tray and the number of riffles are maximised (i.e. splitters with a few wide riffles are less effective). The cutter (riffle) width is at least three times the maximum particle size (95% passing).

The target sample weight is 1.5–2 kg. If the resultant sample material is under the target weight, the technicians collect whatever available sample there is from the split and that will be dispatched to the laboratory.

Where the cuttings are moist or wet, they are collected into a large calico bag to enable drying before splitting. If a preliminary sample is required, a sub-sample is collected.

Library samples are collected at the riffle splitter and are the resultant sample that is left after the second split. The library sample is kept as a permanent record of the original sample for that interval. The library samples are kept for 12 months after splitting as a reference source if any repeat analytical work is needed.

Core

Core trays returning from the rig are placed in order of hole ID and box number on the core tray stands for the geologist to begin logging the core. If the stands are full, the core trays are placed in the designated area in order of hole ID and box number until the geologist has finished logging the previous hole and the trays can be moved for further core processing.

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A saw cutting line is drawn on the core as a solid red line, and positioned to give symmetry to the sampling. When the core is cut it is split such that there are two half- core pieces that have symmetrical structures or mineralisation.

Core is typically sampled on 1 m intervals.

11.3	Metallurgical Sampling

Samples used in Phase I metallurgical testwork were sourced from a ¼-split of HQ- sized core.

Samples for Phase II metallurgical testwork had several sources including ½-split of HQ-sized drill core with the exception of composites 1–3 which were sourced from sample rejects, and composite 4 which was from Phase I samples.

11.4	Density Determinations

Papillon has used the water immersion method on drill core as a standard procedure for measuring density of rock with low porosity. For near-surface oxidised units, or where core was extremely porous, the volumetric method was occasionally used.

Bulk density is measured by weighing the sample in air and water, and using the formula:

Mair / (Mair-Mwater) = d
Where, Mair = mass of the sample in air in grams;
Mwater = mass of the sample in water in grams.

A total of 1,127 immersion bulk density measurements of air-dried HQ core from primary mineralisation were completed at the time of the January 2013 PEA Mineral Resource estimate. Only a few measurements for weathered material were taken due to the highly friable nature of the samples from this horizon. Density values are summarized in Table 11-1. Figure 11-1 shows there is little variation in density with depth beyond the weathered zone.

The August 2013 Mineral Resource estimate update had a total of 2,003 available data points. Density values are summarized in Table 11-2. Figure 11-2 shows that beyond the weathered zone there is little variation in density with depth.

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Table 11-1: Density Data (January 2013 PEA Mineral Resource estimate)

Depth Range (m)	No of measurements	Minimum (g/cm3)	Maximum (g/cm3)	Mean Density (g/cm3)
0–50	171	1.74	2.98	2.71
50–100	247	1.93	3.70	2.77
100–150	255	2.35	4.14	2.77
150–200	218	2.50	3.57	2.78
200–250	146	2.17	3.60	2.78
250–300	55	2.70	4.20	2.82
300–350	26	2.67	2.79	2.76
350–400	9	2.70	2.84	2.76

Note: * eight weathered zone samples are excluded.

Figure 11-1: Density Variation with Depth (January 2013 PEA Mineral Resource estimate)

Note: Figure prepared MPR, 2013.

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Table 11-2: Density Data (2013 Estimate Update)

Note: * 22 weathered zone samples are excluded.

Figure 11-2: Density Variation with Depth (2013 Estimate Update)

Note: Figure prepared MPR, 2013.

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11.5	Analytical and Test Laboratories

The analytical laboratories used to date are independent commercial laboratories.

From January 2011 to June 2013, the primary laboratory was SGS Kayes, in Mali. Assays from SGS Kayes are the primary support for the January 2013 PEA Mineral Resource estimate and the August 2013 Mineral Resource estimate update.

The SGS Kayes facility was closed in mid-2013, and samples were subsequently sent to SGS Bamako in Mali from November 2013. SGS Bamako remains the current primary laboratory.

SGS Morila in southern Mali has been used as a secondary laboratory. Primary samples are sent there periodically, and SGS Morila has also occasionally been used for umpire (check) sampling.

Bureau Veritas, Ivory Coast, is currently used as a secondary laboratory and for umpire sampling. The Ivory Coast laboratory is also used for multi-element analysis. Prior to the purchase by Bureau Veritas, the laboratory was operated by Acme.

Currently there are no commercial minerals laboratories that are fully accredited under ISO17025 in West Africa.

SGS advised that SGS Bamako is currently being assessed by SANAS under ISO17025. The SGS Kayes and SGS Morila laboratories operated a quality system that SGS considered to be in line with ISO17025 requirements.

Bureau Veritas advised that the Ivory Coast laboratory is currently operating to the guidelines of ISO9001 and ISO17025 protocols in accordance with procedures specified within the Bureau Veritas group. The laboratory is currently working on the documentation required to formally have ISO certification in place.

Table 11-3 provides a summary of each laboratory’s Project involvement by analysis type and year performed, where this is known.

11.6	Sample Preparation and Analysis

Figure 11-3 summarizes the typical sample preparation and analysis flowsheet used by SGS for gold assays for the Fekola Project. The main analytical method used for the samples sent for gold assay is fire assay.

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Table 11-3: Laboratory Summary

Laboratory	Location	Year	Description
Acme Labs	Abidijan, Ivory Coast	2013	Multi-element AR digest; ICP finish; 36 element
Acme Labs	Abidijan, Ivory Coast	2013	Multi-element ore grade; four acid digest; AA finish
Acme Labs	Abidijan, Ivory Coast	2013	Fire assay; 50 g; gravimetric finish
Bureau Veritas	Unknown	2012, 2013, 2014	Fire assay; unknown aliquot; unknown finish
Bureau Veritas	Abidijan, Ivory Coast	2012–2014	Fire assay; 50 g; AAS finish
Intertek	Unknown	2011	Fire assay; unknown aliquot; AA finish
SGS Bamako	Bamako, Mali	2013–2014	Fire assay; 50 g; AAS finish
SGS Kayes	Kayes, Mali	2011–2013	Fire assay; 50 g; AAS finish
SGS Kayes	Kayes, Mali	2007–2008	Fire assay; 50 g; unknown finish
SGS Kayes	Kayes, Mali	2011–2012	Trace level Au; aqua regia and proprietary SGS digest; AAS finish
SGS Morila	Morila Mine, Mali	2011–2012	Fire assay; 50 g; AAS finish

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Figure 11-3: Sample Preparation and Analysis Flowsheet (SGS)

Analytical Flow Chart
Sample Preparation
Sample receive (3-3.5Kg) in calico / plastic bag
Sorting of sample
Sample is dried @ 105C
Rocks, DC, etc are crushed to 75% 2mm
Sample splitted to average of 1.5Kg
Rest of split sample kept as coarse rejects
Discarded after 3 months of storage or returned to client
Whole sample pulverise to 85% passing 75um in LM2
250g sub sample is taken for the analysis (Fire Assay)
Fire Assay Analysis
Fire Assay Analysis
50g sample is weighed
Weighed sample is fluxed
Fluxed sample is fused (Fire Assay fusion)
Pouring (Lead collection)
Lead Knocking (Removal of slag)
Cupellation (Removal of Lead)
Digestion of Prill (Removal of Silver)
AAS Reading
Quality Control analysis on results

Note: Figure prepared by Papillon, 2013.

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Bureau Veritas uses a 50 g fire assay with atomic absorption finish and 50 g fire assay with gravimetric finish when undertaking the secondary analyses.

Multi-element analysis was performed by Bureau Veritas and its predecessor company, ACME, using an aqua regia digest, with an inductively-coupled plasma finish. Approximately 3,470 multi-element analyses are in the database that was provided to B2Gold on 11 June 2014.

11.7	Quality Assurance and Quality Control

11.7.1	Magnetic Susceptibility

A section of core with known magnetic susceptibility is used at the start of the drill hole and at the end of the drill hole. Two readings are taken from the core with known values on both sides. A duplicate reading is taken every 1:10 samples. The QA/QC data is reviewed periodically

11.7.2	Density

A core piece with known weight is used for reference sample readings that are taken at the start of the process and every 25th reading to ensure standard operating procedures are being followed, and weighing scales are being managed correctly. Duplicate density readings are taken every 10th sample in the hole.

11.7.3	Analytical QA/QC

Certified reference materials (CRMs), duplicates and blanks are inserted at regular intervals in the sample chain to monitor laboratory accuracy. Figure 11-4 shows a sample submission flowsheet for the Project.

11.7.4	Blanks

Blanks or samples without mineralization are submitted with each batch of samples sent to the laboratory. The blank material is either collected by Papillon employees from a location known to be devoid of any mineralization or purchased from a reputable supplier. The non-commercial blank material is collected from barren sandstone material in Kéniéba and is processed on site at Médinandi. The batch blank insertion rate is one in every 20 samples.

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Figure 11-4: Sample Preparation Flowsheet

Note: Figure prepared by Papillon, 2013.

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11.7.5	Field Duplicates

A duplicate can come from outcrop, core or RC chips. RC and core drill programs are done at a 3–5% duplicate rate.

RC field duplicates at Fekola are inserted at a frequency of one duplicate every 33 samples. The duplicate is collected from the second split at the RC chip splitter.

Field duplicates are taken from core, but due to the limited sample volume after primary sampling this method has been found to produce variable results.

11.7.6	CRMs

Currently, 17 standards are in use at the Project, and cover material from low to high grades. Standards are submitted at a rate of one in 20 within batches of re-numbered pulps.

11.8	Portable X-ray Fluorescence Sampling

A portable X-ray fluorescence (PXRF) instrument and workstation is used to reanalyse samples to obtain multi-element results for selected drill holes. The instrument used is an Olympus Innov-X Delta analyser.

Currently, samples are scanned through a pulp bag. This requires minimal sample preparation and is considered by Papillon to provide acceptable elemental detection.

Each sequence of sampling follows a similar QA/QC insert procedure as used in the core and chip sample preparation. The Innov-X XRF equipment includes a blank and two standards, which are incorporated into the sample sequence.

Data are exported daily at the end of the day.

11.9	Databases

Figure 11-5 is a Project data flowsheet.

All field data at Fekola are captured on paper in the field or sample yard and brought into the office daily and handed to the appropriate supervising geologist. The geologist in charge files the paperwork and the data are entered that day or the next by data entry personnel. Data templates produced by ioGlobal, or spreadsheets are used for data entry. After the data are entered, paper copies are filed and stored as an original copy.

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Figure 11-5: Project Data Flowsheet

Note: Figure prepared by Papillon, 2013

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The data are uploaded to the Papillon SharePoint. IoGlobal has access to the folder location on the Papillon SharePoint and are able to download the prepared data files. IoGlobal import the data into the Médinandi database, during this process the data are validated. If there are any issues with the data, ioGlobal highlight the issues to the database manager for correction. The ioGlobal database is exported in an Access format. The updated database is loaded on the ioHub; this is the ioGlobal cloud-based data transfer location. The database manager subsequently downloads the updated database from the ioHub.

Digital photos are stored on the server and identified by drilling method and hole ID. Each drill hole is photographed wet and dry, and the picture is named with hole ID and interval. Digital images are backed up to a separate location to the primary database.

Assay data are received from SGS and sent directly to ioGlobal by the database manager for merging into the Access database. Once merged the assay data is sent back to Papillon as part of the Access database. At this stage a QA/QC report is generated to validate the assays from SGS, and if there are errors the database manager queries this with the laboratory (see also Section 12).

Once the database manager has addressed all errors and problems highlighted by ioGlobal and the QA/QC report, the database is handed over to the managing geologist for import into Micromine software for further analysis.

The Fekola database is incrementally backed up daily; this means that fractions of the database are transferred each day. Once a week, the entire database is backed up on a separate hard disk. The copy of the complete database back up is routinely taken from the Project site to the head office in Bamako.

11.10	Sample Storage

The laboratory returns the pulps for each sample that has been sent for analysis. These samples are stored on the Fekola camp.

Drill core is stacked without racks under roofed, open-sided sheds.

RC drill chips are stored in lidded, plastic core trays, most of which are kept in a shipping container/shed. The first tier RC split is referred to as a library sample, and is stored in the Fekola camp yard for 12 months prior to discard.

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11.11	Sample Security

Sample security measures include moving RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking of sample shipments using industry-standard procedures. Papillon is of the opinion that core storage is secure because the camp is remote, access is strictly controlled and a Papillon representative has always been in the camp.

11.12	Comments on Section 11

In the opinion of the QPs:

•	Sample collection, preparation, analysis and security for RC and core drill programs are in line with industry-standard methods for gold deposits:

•	Drill programs included insertion of blank, duplicate and standard reference material samples;

•	QAQC methods are practiced during magnetic susceptibility and specific gravity measurement programs, which are industry leading practices;

•	QA/QC program results do not indicate any problems with the analytical programs (refer to discussion in Section 12);

•

Data are subject to validation, which includes checks on surveys, collar co- ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards (refer to discussion in Section 12);

•	All core and RC chips have been catalogued and stored in designated areas.

The QPs are of the opinion that the quality of the gold analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

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12.0	DATA VERIFICATION

12.1	QA/QC Data Reviews

12.1.1	Papillon Data Checks

Data Entry

The Project data are entered into Excel, from where the data pass to Micromine for a first-stage validation. This stage checks that drill hole collars are plotting in the correct locations and that loaded drill hole data is complete. Each drill hole is entered into separate templates (collar, geology, structure, survey, etc.) created by ioGlobal. After the data is entered into the template it is placed in the ‘prepared’ templates folder. The database manager checks the prepared templates and loads them to the Papillon SharePoint folder for ioGlobal to download. Once the template has been loaded to SharePoint the template is moved from the prepared folder to the ‘sent templates’ folder.

QA/QC

QA/QC data are reviewed on a continuous basis as the data arrive. The findings are written up and summarised into a monthly technical report. Actions required from this review are implemented, and again reviewed at the end of the following month.

A weekly QA/QC report is produced on the data that are returned from the laboratory. The database manager reviews the results of the report and writes conclusions and recommendations, which are subsequently reviewed by the geoscience manager.

Papillon has the following tolerances as the basis for evaluation of the QA/QC data:

•

The laboratory CRM checks should have a normal distribution since the analysis are done and compared on the same standard. A 5% tolerance is given either side of the expected mean of the CRM. This provides a visual guide for where the data should be plotting. Samples falling outside the ±5% are reviewed individually. Approximately 5% of results will fall outside the expected limits;

•

Approximately 62% of the values should lie within one standard deviation of the mean, with approximately 95% of values within two standard deviations or 5% and 99% should fall within three standard deviations of the mean.

Any outliers are investigated. Instances that are significantly outside the tolerance lines are investigated in the following order of assumption:

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•	Was the sample number incorrectly assigned;

•	Sample handling errors – laboratory mix up of samples or sample numbers ;

•	Grades of neighbouring samples and CRMs reviewed to determine if values fall within the expected CRM range;

•	The laboratory is requested to review its internal QA/QC ;

•	Consideration is given to re-analysing surrounding samples;

•	If there are three or more CRMs that are considered outliers, the batch is considered for re-analysing.

QA/QC data reviews include:

•	Standard plots: Assay standard values are compared against expected values for each standard; assay values are compared against the expected null value for blanks;

•	Correlation plots: Original assay data are compared to repeat assay data;

•	Scatter plots: Compare field duplicates and laboratory duplicates against the original sample;

•	Target plots: Used to measure accuracy and precision of CRMs;

•	Check laboratory comparison plots: Umpire samples are plotted against assay results from the primary laboratory.

12.1.2	ioGlobal Data Checks

ioGlobal produces a monthly QA/QC report that is generated and sent to the database manager. A list of missing sample and assay data is also prepared at the end of every month.

Sample information sheets are uploaded to ioGlobal to download. Within the sample sheet, samples that have not been sent for assay are indicated with -3333 in the Au result column; this allows ioGlobal to distinguish which samples are not erroneous but are actually awaiting processing or have been intentionally missed.

12.1.3	Results

Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

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12.2	MPR Review, January 2013 PEA Mineral Resource estimate Data Support

12.2.1	First Duplicates

The drill hole assay database contains first duplicate analyses for 1,462 samples, equating to approximately one duplicate assay for every 16 original assays. A scatter plot was prepared, comparing original gold assays with assays of the pulp duplicates. The means of the original and duplicate assay pairs are very similar, 1.14 g/t Au versus 1.13 g/t Au, respectively, suggesting that sample extraction and analytical errors are very low.

12.2.2	Blanks

Insertion of blank material is part of the routine QA/QC protocol and the 2,183 available blank assays equate to a frequency of 1:40, blank to unknown samples. The assaying of blank material has returned near 0.00 g/t Au for all but seven samples. These higher than expected grades range from 0.17 to 3.68 g/t Au and are suspected to be mislabelled standards.

12.2.3	Standards (CRMs)

There are numerous cases where mislabelling of standards have occurred. Of the total number of standards analysed in the current QA/QC dataset, MPR has identified 137 cases where there has clearly been mislabelling, representing about 7% of the total 2,110 values in the dataset. This number is too high and procedures need to be put in place to limit the occurrence of mislabelling in the future. There are also issues with the values returned for the standard labelled as G310-9, as all 12 analyses recorded for this standard are in conflict with the standard’s recommended value.

Overall, there is a tendency for the low-grade standards to report high and the medium and high grade standards to report low.

12.2.4	Core and RC Duplicates

There are 2,537 pairs of diamond core duplicates. Using scatter and quantile–quantile (QQ) plots, the global means of the two datasets are comparable and show no grade bias towards either sample type. The QQ plots indicate no conditional bias. The result is considered acceptable by MPR given the type of comparison.

There are 1,791 pairs of RC field duplicates. The means of the two data are identical at 0.45 g/t Au. The QQ plot shows that there is no bias towards either sample pair. The result is considered excellent by MPR.

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12.2.5	Twin Hole Drilling

Papillon completed a program of diamond core holes twinning previously drilled RC holes. This was initiated in 2011–2012 after concerns were raised on the possible poor representivity of wet RC sampling.

Visual inspection of all sections shows that there is good correlation between the intersection of gold mineralisation seen in the RC drill holes and their neighbouring diamond core twins. Another encouraging observation is that in the broader intersections where there are internal zones of lower-grade mineralisation the contacts to these zones (and grade tenor) are reflected similarly in the two sampling methods.

To confirm the visual comparison MPR initially calculated gold intersections (down- hole length and grade) for each drill hole twin. The intersections were based on a nominal 0.2 g/t Au cutoff and sample grades were not cut prior to calculating the average grades.

In most cases the mineralised widths intersected in the twins are similar. The average grades of the mineralisation do show some variance, but this to be expected, particularly in higher-grade gold mineralisation, and is also partly due to the hole paths deviating in some instances.

The total accumulated length of mineralisation selected from the RC drilling is 792 m, averaging 2.56 g/t Au. The equivalent selected diamond core hole intersections sum to 796.5 m with an average grade of 2.52 g/t Au and compares very well with the cumulative RC average grade.

As an additional check to complement the visual and intercept comparisons of the RC and diamond core twins, a file of nearest-neighbours was generated and the resultant data pairs analysed. Within a search ellipse of 10 m (east) by 10 m (north) by 5 m (elevation), centred on an RC sample, pairs of RC and diamond core samples were selected. The complete dataset contains 914 pairs with pairs having an average separation distance of 7.5 m.

The pairs of RC and core sample grades were plotted, based on an upper grade cutoff of 12 g/t Au, and excluding 15 pairs. The scatter on the resultant figure is broad and the data have a poor correlation coefficient (linear = 0.43). These are expected given the extreme short scale discontinuity generally seen in gold. Importantly the mean grade of both data pairs is very similar; 0.82 versus 0.83 g/t Au, RC and core, respectively. The QQ plot shows no significant conditional bias towards either sample type, although there is a suggestion that at lower grades the RC samples tend to be higher in grade than their core sample counterpart. The reverse is true for grade above 4.0 g/t Au. In both cases, the bias is less than 10% and not considered to be a significant area of concern.

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Review Results

MPR commented that:

“The QAQC data available that support the drill information at Fekola do provide assurance to Papillon that the assays informing the resource model are not seriously flawed by sampling or assaying bias.”

MPR noted that:

•

Frequent suspected miss-labelling of reference samples submitted with the assaying batches is introducing some uncertainty in the interpretation of the standard reference material assay results. It is strongly recommended that a review of the procedure for the labelling and insertion of the standards be undertaken and a process of review be implemented to identify and correct the miss-labelling of standards in the sample database;

•	The assaying of routine laboratory duplicates, blanks and the results of field duplicates (RC and diamond) are all conforming to or exceeding accepted industry standards;

•	The most conclusive data are the results from the diamond core twinning of the RC intercepts. It is rare that a program of twinning of drill holes in a gold deposit produces such confirmatory results;

•

To augment the current QA/QC procedures MPR recommends that a program of re-assaying of pulp material at a second assay laboratory be performed. Pulps submitted to the second laboratory should be assayed by a similar method as the primary assay and should number in the hundreds. Samples of the full range of assayed grades should be included in the re-assaying batch.

12.3	MPR Review, August 2013 Mineral Resource estimate update Data Support

12.3.1	First Duplicates

The drill hole assay database contains first duplicate analyses for 8,360 samples, equating to approximately one duplicate assay for every 15 original assays. Scatter plot evaluation of the original gold assays with assays of the pulp duplicates data indicated the means of the original and duplicate assay pairs are the same at 1.16 g/t Au, suggesting that sample extraction and analytical errors is low.

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12.3.2	Blanks

Insertion of blank material is part of the routine QA/QC protocol and the 5,052 available blank assays equate to a frequency of 1:25 blank to unknown samples. The assaying of blank material has returned near 0.00 g/t Au for all but seven samples. These higher than expected grades range from 0.17 to 3.68 g/t Au and are suspected to be mislabelled standards.

12.3.3	Standards (CRMs)

Nineteen certified reference materials, sourced mostly from Geostats Pty. Ltd. (Geostats), have been routinely inserted within the assaying batches at Fekola.

There is a generally good agreement between average assayed grades and recommended grades for all standards. All standards have assayed average grades within 5% of the recommended grade with the exception of two lower grade standards (G310-3 and G303-8) and these are within 0.01 ppm (equivalent to the assay quantisation) of their expected grades. More importantly there is no trend in the small variances towards high or low bias.

12.3.4	Core and RC Duplicates

There are 2,990 pairs of diamond core duplicates. The global means of the two data are comparable and show no grade bias towards either pair. A QQ plot indicated no conditional bias. The result is considered acceptable by MPR given the type of comparison.

There are 2,651 pairs of RC field duplicates. The means of the two data are identical at 0.36 g/t Au. The QQ plot shows that there is no bias towards either sample pair. The result is considered excellent by MPR.

Review Results

MPR noted, following the review, that:

•	The QA/QC data available that support the drill information at Fekola do provide assurance to Papillon that the assays informing the resource model and do not display sampling or assaying biases;

•

The assaying of routine laboratory duplicates, blanks and the results of field duplicates (RC and diamond) are all conforming to or exceeding accepted industry standards. The results of assaying the certified standards within batches of the originals and QA/QC samples suggest there is no bias in the assaying;

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•	The most conclusive data are the results from the diamond core twinning of the RC intercepts.

12.4	Comments on Section 12

The QP considers that a reasonable level of verification has been completed during the work conducted to date, and that no material issues would have been left unidentified from the verification programs undertaken. The QP is the opinion that the data verification programs undertaken on the data collected from the Project adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits, and adequately support the geological interpretations, the analytical and database quality.

No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes. Drill data are typically verified prior to Mineral Resource estimation by comparing data in the Project database to data in original sources.

The quality of the gold analytical data is considered sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories. The data can be used in preliminary mine planning.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Introduction

Two phases of metallurgical testwork have been performed on mineralized samples from the Fekola Project; this information supports the PEA. The work phases were performed during 2012 and 2013. The Phase I program included:

•	Mineralogical analyses;

•	Rod work index;

•	Gravity recovery;

•	Ball work index;

•	Crusher work index;

•	Leaching.

The Phase II program included:

•	QEMSCAN analysis;

•	SMC testwork;

•	Mineralogical analysis (quantitative X-ray diffraction or QXRD);

•	Gravity recovery;

•	Comminution testwork;

•	Thickening and settling testwork;

•	Carbon activity and adsorption modeling;

•	Rheology testwork;

•	Leach testwork;

•	UCS testwork;

•	Cyanide destruction testwork.

The testwork was performed at industry-recognized laboratories.

Samples on which the testwork was performed were selected by Papillon staff. Details of the samples selected as well as summaries of the metallurgical test results are presented in the following subsections.

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13.2	Metallurgical Testwork Samples

The Phase I metallurgical testwork program was performed on four composite samples. The sources of mineralized material used in the preparation of the composites are shown in Table 13-1.

The Phase II metallurgical testwork program involved preparation of an additional three composite samples plus the preparation of a fourth composite using the composites from Phase 1. Details of the material used in the preparation of composite samples one, two and three are shown in Table 13-2.

Locations of the drill holes from which intercepts were taken to prepare the composites for Phase I and Phase II are shown in Figure 13-1.

UCS and crusher work index (CWi) testing (part of the Phase II program) were performed on full core samples considered to be indicative of the five main lithologies. The samples originated from drill holes FKD_130 to 134.

The gold content of the composite samples in each program are shown in Table 13-3.

Detailed elemental analysis of the composite samples from each program did not indicate the presence of minor deleterious elements at levels that could potentially pose a metallurgical processing issue using conventional sodium cyanide leaching.

13.3	Metallurgical Testwork Results

13.3.1	Mineralogy

Mineralogical analysis (QEMSCAN and QXRD) were performed on composite samples one to four from the Phase II program.

Plagioclase feldspar is the main component in the four samples followed by dolomite. Quartz, micas, amphiboles and chlorite are present in moderate concentrations, along with minor concentrations of pyrite, calcite, talc and gypsum (composites one and four). There is a reasonable agreement between the measured sulfur analyses and those expected from the QXRD-derived pyrite and gypsum concentrations.

The QEMSCAN mineralogical analyses broadly agree with the QXRD results, although there are differences in the actual weight percent (wt%) values obtained by each method. These differences are likely to be due to detection limitations with each method.

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Table 13-1: Metallurgical Testwork Composites – Phase I Program

Composite
No.	Hole ID	From (m)	To (m)
1	FKD_002	62.2	120.2
	FKD_005	101.7	128.7
2	FKD_002	128.7	209.7
	FKD_005	120.2	210.2
3	FKD_002	209.7	314.7
	FKD_005	210.2	250.2
4	FKD_003	90.2	300.2
	FKD_004	82.3	293.3

Table 13-2: Metallurgical Testwork Composites 1, 2 & 3 – Phase II Program

Composite No.	Hole ID	From (m)	To (m)
1	FKRD_005	123	201
	FKD_006	156.8	181.8
2	FKD_006	64.8	156.8
3	FKD_007	0.0	95.1
4	FKD_002	100.7	314.7
	FKD_003	93.2	300.2
	FKD_004	82.3	293.3
	FKD_005	62.2	250.2

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Figure 13-1: Drill Hole Locations – Metallurgical Composite Samples

1388000.00 mN
1387500.00 mN
1387000.00 mN
1386500.00 mN
FKRD_005
FKD_002
FKD_003
FKD_004
FKD_005
FKD_006
FKD_007
Legend
Fekola Pit Outline
Metallurgical Phase
Phase I
Phase II
-50 0 50 100 150
242000.00 mE
242500.00 mE
243000.00 mE
B2GOLD

Figure prepared by B2Gold, 2014.

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Table 13-3: Gold Content - Metallurgical Composite Samples

Testwork Program	Composite No.	Grade Au (g/t)
1	1	1.55
	2	2.48
	3	3.51
	4	4.67
2	1	1.58
	2	3.03
	3	2.54

13.3.2	Comminution

Bond Crushing, Rod and Ball Mill Indices

Crusher work indices were determined from full core samples indicative of the five main lithologies. The results are presented in Table 13-4.

The CWi is used to determine the compression crushability based on units of kWh/t, and is ultimately used to estimate crusher power requirements. The testwork results indicate Fekola material varies considerably from 6.8 to 43 kWh/t.

The Bond rod mill index (BRWi) and Bond ball mill work index (BBWi) were determined for the four composite samples used in the Phase 1 program and for composites one to three used in the Phase II program. The results are presented in Table 13-5.

The results indicate that Fekola material is very competent and can be classified as ‘hard’ to ‘very hard’.

Abrasion index testing was performed on each of the four composite samples tested in the Phase I program. The results range from 0.206 to 0.314, indicating the material is moderately abrasive.

SMC and DWi Tests

The parameters obtained from SMC test work are used together with operating conditions to predict autonomous grind (AG)/semi-autogenous grind (SAG) mill behaviour, and confirm crushing and milling parameters used in the comminution circuit. SMC test results confirm that potential mill feed can be characterized as being of ‘hard’ competency and is placed in the top 10–20% ranking based on both the drop weight index (DWi) and Axb values.

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Table 13-4: Crusher Work Indices

Sample	Crusher Work Index (kWh/t)
	Maximum	Minimum
Siliceous Calcareous Siltstone (CLCR)	23.7	8.08
Pink Quartz Schist (SQR)	20.6	6.84
Jasperoid (JSP)	25.5	6.96
Sandstone (SST)	25.8	10.2
Conglomerate (CNG)	43.1	12.2

Table 13-5: Bond Rod and Bond Mill work Indices

Testwork Program	Composite No.	BBWi (kWh/t)	BRWi (kWh/t)
1	1	17.5	23.8
1	2	20.2	25.2
1	3	22.8	24.5
1	4	21.2	24.6
2	1	19.4	Not tested
2	2	18.1	Not tested
2	3	17.9	Not tested

Uniaxial Compressive Strength

Core samples indicative of the five lithologies at Fekola were submitted for UCS testing. The results ranged widely but were generally high, indicating very competent mineralized rock. Highest UCS values were observed for samples from the deepest regions. A probability analysis of the results shows that significant variability exists. Comminution power requirements need to have the capacity to process hard components that may be encountered during the operation.

13.3.3	Gravity Recovery

Gravity recovery test results from Phase II indicate that a grind size in the range of 75 to 106 μm will be required to liberate gold for a gravity-recoverable gold (GRG) recovery in excess of 20%. For the samples tested, a large portion of gold recovered was contained within the -38 μm size fraction. This corresponds with gravity gold recovery test work in phase one where it was shown that 52% of GRG gold was present in the +38 μm fraction and about 39% of GRG gold present in the minus 38 μm fraction. Further, this also reinforces the observation that roughly half of the gold is present as relatively coarse free gold with the rest present as fine free gold which should leach easily and quickly in a carbon-in-leach (CIL) circuit.

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Recoveries of gold from intensive cyanidation of gravity concentrate were in excess of 90%. This implies that the GRG is ‘predominantly free’ and amenable to cyanidation. Modeling of the gravity circuit with a Knelson concentrator in closed circuit with the ball mill, with feed as a third of cyclone UF and mill circulating load of 300%, yields expected gold recoveries of 19%, 24% and 21% for composites one, two and three respectively (Phase II program). Consep (company performing the GRG testwork) recommends:

“treatment of at least 25% of the mill circulating load by a Knelson Concentrator based gravity circuit and the use of intensive cyanidation as a secondary treatment step”.

13.3.4	Leach Testing

Gold recoveries from Phase II test work follows a similar overall trend to that of the phase one results; gold recovery increases with decreasing grind size. The apparent plateauing of recoveries in Phase I results as a grind size of 45 μm is approached is not observed for phase two results.

Gold recoveries from all samples tested in Phase II increased when the grind size was reduced from 150 μm to 106 μm. Contradicting behavior, however, is observed when reductions from 106 μm to 75 μm are performed. Reducing the grind size from 75 μm to 45 μm yielded positive changes in gold recovery for all samples tested in Phase II programs.

Leaching testwork has assessed the effect of sodium cyanide concentrations ranging from 150 ppm to 800 ppm. Increasing NaCN concentration appears to have limited effect on leach behavior under the test conditions/leach times. Some fluctuations in gold recoveries were noted in the Phase II program with composites one and four. It has been suggested that this could be due to preg-robbing or the effect of sampling problems during the testing.

Leach testing assessing the effect of oxygen and shear versus air were performed as part of the Phase II program. The results were inconclusive.

13.3.5	Cyanide Destruction Test Work

As part of Phase II test work program, cyanide destruction tests were conducted assessing two alternatives; gold mill tailings hybrid detoxification and INCO SO2/Air systems. All tests achieved effluent levels below that required by the International Cyanide Management Code guideline (ICMI).

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The INCO process has been considered as suitable for inclusion in the processing circuit.

13.3.6	Settling and Rheology Test Work for Thickener Sizing

As part of the Phase II program, bench scale sedimentation tests on gravity tails (pre- leach thickener feed) were performed. The testwork included:

•	Flocculant screening;

•	Settling tests;

•	Measurement of thickened material rheology.

A range of flocculants were evaluated. Each flocculant was made up to 0.25% concentrations and diluted to 0.025% with tap water. The following observations were made:

•	Magnafloc 338 and Rheomax DR 1040 were recommended as the most effective products. Suitable settling rates and overflow clarities were obtained at a dosage rate of 4 g/t;

•	Faster settling rates and underflow compactions were obtained using Rheomax DR1040 compared to Magnafloc 338, which in turn yielded superior overflow quality;

•

pH adjustment to 11 had a beneficial effect on settling rates for MF338 and Rheomax DR 1040, the latter also exhibited improvement in the overflow clarity under the higher pH condition. Underflow compactions were not significantly influenced by the change in pH.

Test work results show that the feed material to the pre-leach thickener can be successfully thickened at high flux rates and that the design underflow of 45.0% w/w solids required by the CIL process will produce material with yield stress below 25.0 Pa and flocculant addition below 10.0 g/t.

13.4	Metallurgical Recovery Estimates

Based on laboratory metallurgical test results from the Phase I and Phase II programs, the overall metallurgical recoveries for gold for the Fekola Project are estimated to range from 89% to 93% on a pre-discount basis. It is typical to discount laboratory results for metallurgical recoveries by approximately 3% to produce an expected operating recovery; indicating recoveries of 86% to 90% on a post-discount basis.

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Leaching test results obtained from the Phase II program show significant scatter which introduces some uncertainty in recovery predictions. Consequently, there may be some recovery risk downside (particularly with lower grade) and some recovery upside (particularly with higher grade). A number of leach optimization test results performed during the Phase II program showed poor head-grade reconciliation. Head- grade reconciliation is a common issue when gravity recoverable gold is present. The scatter evident in leach recovery results should reduce as results from additional testwork becomes available and when variability testing is performed.

13.5	Comment on Section 13

Metallurgical testwork performed on mineralized material from the Fekola deposit and discussed in this Report has been performed using industry-accepted procedures by reputable testing facilities. The results are acceptable for use in a PEA level of study for the process plant. In advancing the deposit, selection of metallurgical samples for testing needs to address metallurgical response with respect to lithology, mineralogy, spatial distribution, head grade variability and mine production scheduling. It is recommended that a geo-metallurgical model be developed which addresses the metallurgical response relative to the underlying deposit geology.

Metallurgical recoveries for gold are estimated to range from 89% to 93% on a pre- discount basis (86% to 90% on a post-discount basis). These recovery predictions are acceptable for a PEA level of study, however, there is insufficient testwork addressing sample variability to support a higher level of study. Also, the metallurgical recoveries show excessive scatter. Development of the geo-metallurgical model discussed above will improve confidence in the current predicted metallurgical recoveries.

Opportunities where additional testwork may improve metallurgical response include:

•	Primary grind size optimization;

•	Mineralogical assessment;

•	Reagent optimization;

•	Leach time;

•	Viscosity evaluations of slurries;

•	Grinding circuit simulations.

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Identification of mineralogical species and appropriate sampling/testing is a Project risk that needs addressing.

Leaching test results show significant scatter and introduce some uncertainty into current gold recovery predictions. Consequently, there may be some recovery risk downside (particularly with lower grade) and some recovery upside (particularly with higher grade).

B2Gold indicate that drilling for new metallurgical samples has been completed, and additional metallurgical and comminution testing will be undertaken to address the risks and uncertainties. Results of this work program will be used as the basis for additional project evaluations and studies.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

There are two current Mineral Resource estimates for the Fekola deposit. The resource model that supports the PEA was constructed in January 2013 and is the same model that supports the Papillon disclosure of January 2013. For the purposes of the PEA estimate in this Section, however, a conceptual Lerchs–Grossmann (LG) pit shell was applied to the model in support of assessment of reasonable prospects of eventual economic extraction. The application of the pit shell is the primary reason for the differences in the tonnage and grade estimates between the Papillon disclosure of January 2013 and the January 2013 PEA Mineral Resource estimate disclosed in this Section.

The resource model was updated in August 2013, to incorporate additional drill data. This updated model supported the Papillon disclosure of September 2013. For the purposes of the August 2013 Mineral Resource estimate update in this Section, however, a conceptual pit shell was applied to the model in support of assessment of reasonable prospects of eventual economic extraction. The application of the pit shell is the primary reason for the differences in the tonnage and grade estimates between the Papillon disclosure of September 2013 and the August 2013 Mineral Resource estimate update disclosed in this Section.

Section 14 initially describes the January 2013 PEA Mineral Resource estimate then outlines the methodology for the August 2013 Mineral Resource estimate update.

Gold mineralisation domains (interpreted at nominal >0.1 g/t gold in composites) and base of weathering were interpreted on 40 m spaced drill cross sections and these sectional strings used to construct three-dimensional (3D) wireframe models. Data distributions were reviewed statistically to support domaining and potential grade top- cuts.

Mineral resources are estimated using multiple indicator kriging (MIK). Conditional statistics and variograms, set at 14 probability thresholds, were generated based on 2 m composites for each model domain. Variance adjustment factors applied to the MIK model produce resource estimates that predict tonnage and grade of material that would be recovered from each panel if the panel were mined using the planned 5 m x 10 m x 5 m selective mining unit (SMU) as the minimum selection criteria.

The majority of panels in areas drilled at 40 m x 40 m spacing or closer are classified as Measured or Indicated; most panels in areas consistently drilled at 80 m x 160 m spacing or broader are classified as Inferred.

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Mineral Resources are reported above a selected cut-off grade, and within a pit shell.

14.2	January 2013 PEA Mineral Resource Estimate

14.2.1	Data Supporting the Estimate

Drill data available as of 15 January 2013 was used to support the January 2013 PEA Mineral Resource estimate. The drill-hole information included the sample and assay data for 428 RC and core holes, for a combined length of 80,968 m (refer to Table 10-3).

The supplied assay data file comprises 79,723 sample intervals. A total of 792 intervals have no assay recorded (blank field) relating to drill holes with only partial assaying available as at the database close-off date. A small number of intervals have missing gold grades identified by not having a sample number recorded or assay field flagged with a “-3333”. The missing intervals and the unavailable assay intervals were assigned a null value (“-9999”) by MPR.

There are 1,100 intervals less than a metre, mostly 0.5 m in length and averaging 0.52 m and 951 intervals greater than one metre averaging 1.79 m (maximum 7.0 m).

The estimate uses a panel size of 20 m x 40 m x 5 m.

Data viewing, compositing and wire-framing were performed using Micromine software. Exploratory data analysis, variogram calculation and modelling, and resource estimation were performed using FSSI (Australia) Consultant Pty Ltd GS3M software. GS3M is commercially-available software designed for estimation of resources using MIK.

14.2.2	Geological Models

Drill sections at 40 m intervals, extending from 1,384,600 mN through to 1,389,400 mN, were used to interpret the top of fresh rock using the weathering logging available in the geological logging dataset. The sectional interpretations were triangulated to produce a digital terrain model (DTM) for the transition from weathered to fresh rock material types. In the resource model the DTM is used as the basis for partitioning the modelling domains into two weathering types (secondary domains) and for density assignment. Overall, the top of fresh rock is flat-lying, paralleling the topography at between 3 m and 30 m from surface and on average, occurs at approximately 15 m depth from surface.

Geological/gold mineralisation interpretations were imposed to define the primary domains of similar grade tenor and directional trends. Drill holes were viewed in cross-section and mineralised domains, at nominal 0.1 g/t Au were interpreted as cross-section outlines snapped to drill-hole traces in 3D. The cross-section outlines were formed into 3D wireframe solids.

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A total of five primary domains were defined (Domain 2 to Domain 6). All remaining composites left un-assigned to primary domains were flagged to a bulk, mostly barren, domain (Domain 1), resulting in definition of six model domains in total (Figure 14-1).

Two secondary domain codes were allocated using the MPR-interpreted top of fresh rock DTM surface and composites were numerically coded according to the following scheme:

•	Weathered = 1;

•	Fresh rock = 2.

14.2.3	Exploratory Data Analysis

An evaluation of data distribution using univariate statistics and histogram plots was undertaken, and the following noted:

•

The domaining has effectively isolated the mineralized composites from the essentially barren footwall and hanging wall composites evidenced by the mean grade of the composites flagged to Domain 1 being close to 0.0 g/t Au;

•	All distributions are highly skewed, as expected for a gold deposit. Coefficients of variation (CV) range from moderate to extreme, falling between 1.0 and 5.0;

•	The bulk of the significantly mineralized composites are contained in the fresh rock portion of Domain 5 shown by this domain having the highest average grade (1.2 g/t Au);

•

The relatively high CV calculated for Domain 5 weathered is due to eight anomalous high composite grades. These composite grades were removed from the dataset prior to generating the conditional statistics for this domain;

•	The Domain 3 weathered sub-domain contains a single anomalous high composite grade (17.24 g/t Au). This composite grade was removed from the dataset.

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Figure 14-1: Primary Domains (January 2013 PEA Mineral Resource estimate)

Note: Figure prepared MPR, 2013. Grid units provide scale. Map north to top of plan.

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14.2.4	Density Assignment

Papillon field staff measured the density of 1,127 samples, using the weight-in-air, weight-in water method on air-dried HQ core (Archimedes method). The density data were provided to MPR as a table in the exploration data base recording hole ID, depth of measurement, weight in air and weight in water measurements and calculated density.

The majority of material measured for density determinations are from the fresh rock horizon of the deposit. Only eight measurements are located above the interpreted top of fresh rock DTM and have an average density of 2.04 g/ cm3. The density used in the resource model for the weathered horizon has been assumed to be 1.80 g/ cm3 to account for the observed more friable (highly weathered) material in the upper horizons of the deposit which are not able to be measured for density. This assumption is not considered material to the Mineral Resource estimate due to only a very small percentage (<5%) of the mineralization occurring in the weathered horizon.

The mean of the available densities for measurements flagged as fresh rock is 2.77 g/cm3 and median is 2.76 g/cm3, with the lowest density measured being 1.93 g/cm3 and maximum 4.20 g/cm3. A plot of density versus depth (refer to Figure 11-1) suggests that the average density is constant over the depths for which measurements are available. The mean of the measurements was used for the density of the fresh rock horizon.

14.2.5	Composites

The assay data were composited to 2 m down-hole intervals by MPR using Micromine. A composite length of 2 m was chosen, as it is a multiple of the most common sampling interval (1 m) and 2 m composites down the inclined (-55º) drill holes nominally produces a vertical spacing between composites of about 1.5 m, approximately one-half to one-quarter the height of potential open pit mining bench heights (either 2.5 or 5.0 m).

The composites were identified by their mid-point co-ordinates and were assigned a weighted average gold grade. After compositing, 39,202 data points were available to inform the Fekola resource estimate.

14.2.6	Grade Capping/Outlier Restrictions

Mean composite grades were calculated for each of the 14 probability threshold bins. Upper class average grades were derived from the class after, in some cases, upper cuts were made to the highest grades in the domain. The selection of the grade threshold for excluding high-grade composites were made on a case-by-case basis and was influenced by the observed skewness of the bin data; i.e., comparison of the mean and median and observations made from cumulative histograms.

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Generally, the highest-grade composites were either removed prior to generating of the domain indicator statistics, or the the effect of the high grades was mitigated in gold grade estimation by selecting the median rather than the mean as being the average grade of the highest indicator bin.

14.2.7	Variography

A set of 14 indicator variograms and a gold grade variogram are required for each of the 12 primary and secondary domain combinations.

Separate mineralised composite files for Domains 3 to 5 were used to characterise the spatial continuity of these domains. Insufficient composites are contained in Domains 2 and 6 for useful variogram analysis to be undertaken. The variograms developed for Domain 4 were used for modeling the grades in these domains and Domain 1.

Although grade continuity within the mineralised domains is not strongly structured, the available data do generally show strongest grade continuity is within moderately- to steeply-dipping planes oriented to the local strike and dip of the gold mineralization, and is consistent with trends shown in the raw data.

The spatial continuity of gold grades within each of the mineralised zones at Fekola indicates a relatively weak long-range continuity in a west-dipping plane parallel to local structural trends in the mineralisation (towards grid 345).

14.2.8	Estimation/Interpolation Methods

Interpolation Parameters

Plan view panel dimensions of 20 m east by 40 m north were selected for the MIK model on the basis of sample spacing in the more closely-drilled portions of the deposit. Interpolation parameters are as summarized in Table 14-1.

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Table 14-1: MIK Model Parameters (January 2013 PEA Mineral Resource estimate)

Panel Model Extents	East	North	Elevation
Panel origin (centroid)	241,600.0	1,385,480.0	-300
Panel dimensions	20	40	5
No. of panels	59	100	96
Panel discretization	6	6	2
Kriging Parameters (all areas)
Criteria	Measured	Indicated	Inferred
Min no. of data	16	16	8
Max no. of data per octant	6	6	6
Min no. of octants with data	4	4	2
X (east) search radius (m)	40	60	60
Y (north) search radius (m)	40	60	60
Z (RL) search radius (m)	20	30	30
Search Rotation
Single	Y -70

Indicator Thresholds

Composited drill samples were flagged as lying within, or outside, the domain wire-frames, and in weathered or fresh rock horizons. Conditional statistics were calculated for each data subset at 14 probability thresholds of 0.1, 0.2, 0.3, 0.4, 0.5, 0.6, 0.7, 0.75 0.8, 0.85, 0.9, 0.95, 0.97 and 0.99.

As noted in Section 14.2.6, upper class average grades were derived from the class after, in some cases, upper cuts to the highest grades in the domain composites were applied. The selection of the grade threshold for excluding high-grade composites was made on a case by case basis.

Variance Adjustment

Variance adjustment factors applied to the MIK model estimates were derived from a combination of calculated and assumed/modified factors. MPR notes that information-effect factors have been assumed, and will require verification once closer spaced drilling become available. The information effect ratio used was based on the variograms of gold grade and on the grade control sample spacing expected to be used during mining.

These adjustments were applied using the direct lognormal method and are of the order seen in other similar styles of gold deposits for which MPR has undertaken resource estimates and have mine/mill reconciliation. The variance adjustment factors nominally assume a selective mining unit of 5 mE x 10 mN x 5 mRL and a grade control sampling spacing of 8 mE x 15 mN x 1.5 mRL.

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14.2.9	Model Validation

The average estimated gold grade (panel resource above 0.00 g/t Au cutoff) was compared with average composite grades by easting, northing and elevation through the Fekola resource area. The model average grades for model Category 1 and 2 panels (Measured and Indicated; see Section 14.2.10) were compared to the resource composites. The model Category 3 (Inferred) panels were excluded, because they represent extrapolated portions of the resource model which are generally outside the extents of the current drilling. The average grades for the model and resource composites were generated at 20 m, 40 m and 5 m slices through the data on the easting, northing and elevation plots, respectively.

The average panel grades estimated by MIK are generally smoothed compared to the average composite grades over the same easting, northing or elevation but do follow the same trends seen in the composite average grades (e.g. Figure 14-2).

There are minor local deviations between the model and composite trends seen on the plots and these are influenced by:

•	Excluding the highest composite grades in some domains has reduced the amount of metal (grade) estimated in the resource model;

•

The use of an octant search strategy in the MIK estimation has a de-clustering effect on the estimates. This is particularly evident on the comparison by elevation plot and at -50 mRL. The average grade of the resource composites at this level is affected by over-sampling of high-grade mineralization due to the twinned RC and core holes;

•	The data used in the estimation of the MIK panel grades are coming from a greater volume than just the 20 or 40 m vertical or 5 m horizontal slices being compared.

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Figure 14-2: Comparison, MIK Estimate vs Composite Average Grade (January 2013 PEA Mineral Resource estimate)

Note: Figure prepared by MPR, 2013.

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14.2.10	Classification of Mineral Resources

A classification scheme producing a resource code based on the number and location of composites was used to estimate proportions and grade of each panel. The following criteria were assessed:

•	Minimum number of composites found in the search neighbourhood: For categories 1 and 2, this parameter is set to 16. For category 3, a minimum of eight composites is required.

•

Minimum number of spatial octants informed: The space surrounding the centre of the panel being estimated was divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensured that the informing composites were relatively evenly spread around the panel, and did not all come from one drill hole. For categories 1 and 2, at least four of these octants had to contain at least one composite. For category 3, this parameter was set to 2.

•

Length of the radii of the search ellipsoid: Category 1 used the easting, northing and vertical search radii set as 40 m, 40 m and 20 m respectively. For categories 2 and 3, these radii were expanded by 50%.

In MPR’s view, Category 1 panels are surrounded by data in close proximity. Categories 2 and 3 panels may occur on the periphery of drilling, but are still related to drilling data within reasonable distances. However, downgrading of these confidence categories may result from a consideration of other factors such as QA/QC, drill hole density, inadequate RC samples, etc.

At Fekola, the majority of MIK model panels in areas drilled at 40 m x 40 m spacing or closer report to category 1 or 2; most panels in areas consistently drilled at 80 m x 160 m spacing or less report to category 3. The drill density and assessments made on the QA/QC data leads to MPR considering it appropriate to report modeled categories 1, 2 and 3 as Measured, Indicated and Inferred, respectively. An example of the resulting panel classifications is presented in Figure 14-3.

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Figure 14-3: Example Panel Classification, January 2013 PEA Mineral Resource estimate, Drill Section 1,387,200 mN

Note: Figure prepared by MPR, 2013. Panels shown using a cutoff grade of 0.5 g/t Au.

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14.2.11	Reasonable Prospects of Eventual Economic Extraction

The January 2013 PEA Mineral Resource estimate is reported inclusive of initial conceptual mining considerations. This means that the MIK estimate predicts tonnage and grade of material that would be recovered from each panel if the panel were mined using the planned 5 m x 10 m x 5 m SMU as the minimum selection criteria to distinguish between “mill feed” or “mineralized material” (material sent to a mill or a low-grade stockpile) and waste.

Mineral resources are reported above a selected cutoff grade, and within a conceptual Lerchs–Grossmann (LG) pit shell. Parameters used for the Mineral Resource pit shell are based on work completed for the PEA, using a gold price of US$1,550/oz, and are summarized in Table 14-2.

The calculated cutoff grade is approximately 0.60 g/t gold, and this cutoff grade is used for resource reporting.

14.2.12	Mineral Resource Statement

The Mineral Resource estimate which supports the PEA has an effective date of 15 January 2013.

The Qualified Person for the estimate is Mr Nic Johnson, MAIG, an employee of MPR, and independent of Papillon and B2Gold.

The estimate was prepared in accordance with the definitions set out by the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on 27 November 2010 (2010 CIM definitions) as incorporated by reference in NI 43-101.

The Mineral Resource estimate which supports the PEA is provided in Table 14-3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate base case is highlighted in the table. Additional cases which illustrate the sensitivity of the estimate to changes in gold cutoff grade are provided in the table.

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Table 14-2: Conceptual Input Parameters used for Assessment of Reasonable Prospects

Item	Value	Units
Mining Cost	4.07	US$/tonne mined
Processing Cost	19.40	US$/tonne processed
G&A Cost	2.50	US$/tonne processed
Royalty	6	Percent of payable metal
Metallurgical Recovery	92	% of metal
Au Price	1,550	US$/oz
Pit Slope	48.5	Slope in degrees
Mining Dilution	0	Percent of tonnes
Mining Recovery	100	Percent of tonnes
Conceptual Throughput Rate	4	Million tonnes per year

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Table 14-3: January 2013 PEA Mineral Resource Estimate Statement (base case is highlighted)

Cutoff Grade	Measured			Indicated			Measured + Indicated
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	57,500	1.77	3,270	13,600	1.78	770	71,100	1.77	4,040
0.6	51,600	1.91	3,160	12,200	1.92	750	63,700	1.91	3,910
0.7	46,200	2.06	3,060	10,900	2.07	720	57,100	2.06	3,780
Cutoff Grade	Inferred (3)
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	7,800	1.72	430
0.6	7,100	1.84	410
0.7	6,400	1.96	400

Notes to Accompany Resource Table for January 2013 PEA Mineral Resource estimate:

1.

Mineral Resources have an effective date of 15 January, 2013 and are reported on a 100% basis. The Qualified Person for the estimate is Mr Nic Johnson, M.AIG, an employee of MPR Geological Consultants Pty Ltd.

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration.

4.	Estimates are reported for both weathered and fresh rock.
5.

Mineral Resources are reported within a conceptual Lerchs-Grossmann pit shell that assumed the following parameters: gold price of $1,550/oz, 4 Mt/a throughput rate, a mining cost of 4.07 $/t, process costs of $19.40/t mill feed, metallurgical recovery of 92%, general and administrative costs of $2.50/t mill feed, average pit slope angles of 46º in weathered material and 48.5º in fresh rock, mining dilution of 0%, assumption of 100% mining recovery, 6% royalty, and a discount factor of 10%.

6.	The LG pit was run on MPR’s January 2013 0.6 g/t Au MIK grade model. All resource categories were considered in the pit run.
7.	Figures have been rounded and totals may not sum.
8.	Tonnes are reported as metric tonnes, gold grades as grams per metric tonne; ounces are troy ounces.

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14.3	August 2013 Mineral Resource Estimate Update

14.3.1	Data Supporting the Estimate

Drill data available as of 5 August 2013 was used in the August 2013 Mineral Resource estimate update. The drill-hole information selected for inclusion into the resource dataset comes from 643 RC and core drill holes for a combined length of approximately 127,148 m (refer to Table 10-4).

The supplied assay data file comprises some 125,365 sample intervals. A total of 93 intervals have no assay recorded (blank field) representing missing gold grades and were inserted a null value (-9999) by MPR. Five FKD-prefixed holes (130 to 134) have no assays as they were drilled for metallurgical sampling. Below detection assays identified by “<0.01” in the assay field were replaced by MPR with a value of 0.01 g/t Au.

There are 1,299 intervals less than a metre, mostly 0.5 m in length and averaging 0.52 m and, excluding the metallurgical holes, 1,151 intervals greater than 1 m, averaging 1.76 m (maximum 7.0 m).

The same software as used in the January 2013 PEA Mineral Resource estimate was employed in the August 2013 Mineral Resource estimate update.

14.3.2	Geological Models

The same interpretation method used in the January 2013 PEA Mineral Resource estimate was used to determine the depth of the fresh rock/weathered rock interface.

For the August 2013 Mineral Resource estimate update, six mineralized domains (Domain 2 to Domain 7) were used to define the primary mineralization (Figure 14-4), and one additional domain (Domain 1) was used for material that was considered to be primarily barren, for a total of seven defined domains.

The same coding was used for the secondary domain codes as in the January 2013 PEA Mineral Resource estimate.

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Figure 14-4: Primary Domains (August 2013 Mineral Resource estimate update)

Note: Figure prepared MPR, 2013. Grid units provide scale. Map north to top of plan.

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14.3.3	Exploratory Data Analysis

An evaluation of data distribution using univariate statistics and histogram plots was undertaken, and the following noted:

•

The domaining has effectively isolated the mineralized composites from the essentially barren footwall and hanging wall composites, as evidenced by the mean grade of the composites flagged to Domain 1 being close to 0.0 g/t Au;

•	All distributions are highly skewed, as expected for a gold deposit. CVs range from moderate to extreme, from above 1.54 to as high as 5.86;

•	The bulk of the significantly mineralized composites are contained in the fresh rock portion of Domain 5 shown by this domain having the highest average grade (1.2 g/t Au);

•

The relatively high CV calculated for Domain 5 weathered and Domain 7 (weathered and fresh secondary domains) is due to a few anomalous high composite grades. These composite grades identified from the cumulative histograms have been removed from the dataset prior to generating the conditional statistics for this domain, effectively applying an upper grade cut to these modeling domains. The number of composites removed are:

–	Domain 5 weathered – 10 composites removed (effectively upper grade cutoff of 10 g/t Au)
–	Domain 7 weathered – 1 composited removed (effectively upper grade cutoff of 5 g/t Au)
–	Domain 7 fresh – 11 composites removed (effectively upper grade cutoff of 5 g/t Au)

•

For other domains, the effect of the high grades was mitigated in the gold estimation by selecting the median rather than the mean as being the average grade of the highest indictor bin. The domains where this assumption has been made are Domain 1 (weathered and fresh), Domain 3 (weathered), Domain 4 (weathered) and Domain 6 (fresh).

14.3.4	Density Assignment

Papillon field staff measured density data for 2,003 samples.

The majority of material measured for density determinations are from the fresh rock horizon of the deposit. Only 22 measurements are located above the interpreted top of fresh rock DTM and have an average density of 2.34 g/cm3. The density used in the resource model for the weathered horizon has been assumed to be 1.80 g/cm3 to account for the observed more friable (highly weathered) material in the upper horizons of the deposit which was not able to be measured for density. This assumption is not considered material to the Mineral Resource estimate due to only a very small percentage (~2%) of the modelled Measured and Indicated Mineral Resources exist in the weathered horizon.

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The mean of the available densities for measurements flagged as fresh rock is 2.77 g/cm3 and median is 2.76 g/cm3, with the lowest density measured being 1.85 g/cm3 and maximum 4.20 g/cm3. A plot of density versus depth (refer to Figure 11-2) suggests that the average density is constant over the depths for which measurements are available. The mean of the measurements, at 2.77 g/cm3 was used for the density of the fresh rock horizon. This is the same average density that was used for the January 2013 PEA Mineral Resource estimate.

14.3.5	Grade Capping/Outlier Restrictions

The approach used for grade capping in the August 2013 update model is similar to the approach used for the January 2013 PEA Mineral Resource estimate (refer to Section 14.2.6).

14.3.6	Composites

Data were also composited to 2 m intervals. After compositing, 62,872 data points were available to inform the Fekola resource estimate.

14.3.7	Variography

The indicator and gold variogram analyses used for the January 2013 PEA Mineral Resource estimate were updated for use in the August 2013 Mineral Resource estimate update.

Indicator and gold variograms were modelled from datasets formed from composites flagged by the mineralised wire-frames. Separate mineralised composite files for Domains 3 to 5 were used to characterise the spatial continuity of these domains. Insufficient composites are contained in Domains 2, 6 and 7 for useful variogram analysis to be undertaken. The variograms developed for Domain 4 were used for modeling the grades in these domains and Domain 1.

The observations made during the January 2013 modeling process were confirmed during the August 2013 model update.

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14.3.8	Estimation/Interpolation Methods

Interpolation Parameters

The same panel size was retained from the January 2013 PEA Mineral Resource estimate for the August 2013 Mineral Resource estimate update. Interpolation parameters are as summarized in Table 14-4.

Indicator Thresholds

Conditional statistics were calculated for each data subset at 14 probability thresholds (the same as used in the January 2013 PEA Mineral Resource estimate) of 0.1, 0.2, 0.3, 0.4, 0.5, 0.6, 0.7, 0.75, 0.8, 0.85, 0.9, 0.95, 0.97 and 0.99.

The approach used to calculate upper class average grades was the same as used in the January 2013 PEA Mineral Resource estimate.

Variance Adjustment

The same approach as for the January 2013 PEA Mineral Resource estimate was adopted for the August 2013 Mineral Resource estimate update.

14.3.9	Model Validation

Similar checks were made on the August 2013 Mineral Resource estimate update as performed for the January 2013 PEA Mineral Resource estimate, and similar comments were made regarding the smoothing encountered between the MIK estimates and the average composite grades (Figure 14-5).

14.3.10	Classification of Mineral Resources

The same classification criteria as used for the January 2013 PEA Mineral Resource estimate were used for the August 2013 Mineral Resource estimate update. An example of the panel classification for the August 2013 Mineral Resource estimate update is included as Figure 14-6.

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Table 14-4: Interpolation Parameters (August 2013 Mineral Resource estimate update)

Panel Model Extents	East	North	Elevation
Panel origin (centroid)	241,330.0	1,384,420.0	-417.5
Panel Dimensions	20	40	5
No. of panels	80	129	120
Panel Discretization	6	6	2
Kriging Parameters (all areas)
Criteria	Measured	Indicated	Inferred
Min no. of data	16	16	8
Max no. of data per octant	6	6	6
Min no. of octants with data	4	4	2
X (east) search radius (m)	40	60	60
Y (north) search radius (m)	40	60	60
Z (rl) search radius (m)	20	30	30
Search Rotation
Single	Y -70

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Figure 14-5: Comparison, MIK Estimate vs Composite Average Grade (August 2013 Mineral Resource Estimate Update)

Note: Figure prepared by MPR, 2013.

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Figure 14-6: Example Panel Classification, August 2013 Mineral Resource Estimate Update Drill Section 1,387,200 mN

Note: Figure prepared by MPR, 2013. Panels shown using a cutoff grade of 0.5 g/t Au.

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14.3.11	Reasonable Prospects of Economic Extraction

The approach and criteria as applied to the January 2013 PEA Mineral Resource estimate for reasonable prospects of economic extraction have been applied to the August 2013 Mineral Resource estimate update for reporting mineral resources.

14.3.12	August 2013 Mineral Resource Estimate Update Resource Statement

The August 2013 Mineral Resource update estimate has an effective date of 5 August 2013.

The Qualified Person for the estimate is Mr Nic Johnson, MAIG, an employee of MPR, and independent of Papillon and B2Gold.

The estimate was prepared in accordance with the definitions set out by the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on 27 November 2010 (2010 CIM definitions) as incorporated by reference in NI 43-101.

The updated Mineral Resource estimate is provided in Table 14-5. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate base case is highlighted in the table. Additional cases which illustrate the sensitivity of the estimate to changes in gold cutoff grade are provided in the table.

14.4	Comparison between January 2013 PEA Mineral Resource Estimate and August 2013 Mineral Resource Estimate Update

The methodology used for the August 2013 Mineral Resource estimate update was the same as that used for the January 2013 PEA Mineral Resource estimate. This includes the approach used for grade and weathering domain interpretations, capping, compositing, variography, grade estimation methodology and resource classification criteria.

An additional 215 drill holes were available at the time of the August 2013 Mineral Resource estimate update as compared to the January 2013 PEA Mineral Resource estimate (refer to Section 10.3 and Figure 10-3); however, only 56 of these holes (17,020 m) are within the immediate Fekola mineral resource estimate limits. The holes drilled close to the limits of the PEA resource supported the interpretations in the January 2013 PEA Mineral Resource estimate as to grade and geological continuity, and extended the known down-plunge mineralization extents.

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Table 14-5: August 2013 Mineral Resource estimate update Resource Statement (base case is highlighted)

Cutoff Grade	Measured			Indicated			Measured + Indicated
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	65,700	1.75	3,690	27,200	1.81	1,580	92,900	1.77	5,270
0.6	59,000	1.89	3,580	24,700	1.94	1,540	83,700	1.90	5,120
0.7	52,900	2.03	3,450	22,400	2.07	1,490	75,400	2.04	4,940
Cutoff Grade	Inferred (3)
Au (g/t)	Tonnes (‘000 t)	Grade (Au g/t)	Contained Metal (‘000 oz Au)
0.5	7,800	1.55	380
0.6	6,900	1.69	370
0.7	6,100	1.82	350

Notes to Accompany Resource Table for August 2013 Mineral Resource estimate update:

1.

Mineral Resources have an effective date of 5 August, 2013 and are reported on a 100% basis. The Qualified Person for the estimate is Mr Nic Johnson, M.AIG, an employee of MPR Geological Consultants Pty Ltd.

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration.

4.	Estimates are reported for both weathered and fresh rock.
5.

Mineral Resources are reported within a conceptual Lerchs-Grossmann pit shell that assumed the following parameters: gold price of $1,550/oz, 4 Mt/a throughput rate, a mining cost of 4.07 $/t, process costs of $19.40/t mill feed, metallurgical recovery of 92%, general and administrative costs of $2.50/t mill feed, average pit slope angles of 46º in weathered material and 48.5º in fresh rock, mining dilution of 0%, assumption of 100% mining recovery, 6% royalty, and a discount factor of 10%.

6.	The LG pit was run on MPR’s January 2013 0.6 g/t Au MIK grade model. All resource categories were considered in the pit run.
7.	Figures have been rounded and totals may not sum.
8.	Tonnes are reported as metric tonnes, gold grades as grams per metric tonne; ounces are troy ounce.

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14.5	Factors That May Affect the Mineral Resource Estimates

Local faulting and a detailed geological model have not been incorporated into the Mineral Resource estimates. These local changes could result in small scale/local discontinuities and offsets of mineralization.

Gold grade distributions of the mineralization domains are highly skewed, suggesting a large proportion of the gold metal is in the highest gold grade bins. The approach used to cap high grades, in addition to the use of MIK estimation, limits the over- projection of high grade in the estimate; however, there remains some risk associated with the estimation of the higher grades present in the deposit.

The Mineral Resource estimate was constructed using a MIK model tuned to the expected distribution of grades within 5 m x 10 m x 5 m SMUs. If the production rate is increased, the SMU would likely be larger and therefore the variance adjustments would require review.

In addition to the above factors, variations in the assumptions used to generate the conceptual pit shell would also affect the estimate, including variations in the assumptions as to the gold price, operating cost, pit slope angles and metallurgical recoveries.

14.6	Comments on Section 14

The QP notes the following in relation to the January 2013 PEA Mineral Resource estimate and August 2013 Mineral Resource estimate update:

•

Variogram analysis of the spatial continuity of gold grades within the mineralized zones at Fekola indicates a relatively weak long-range continuity in a west dipping plane parallel to local structural trends in the mineralization (towards grid 345);

•

The small numbers of samples available to represent mineralisation in the highly weathered zones of some domains attaches an increased risk to local estimates in those poorly-informed areas. Nevertheless the MIK models of resources that might be recovered by open cut mining can be regarded as reliable provided that the sample data represent the mineralisation. In most areas at Fekola there is regular drill coverage available on approximately 40 m-spaced sections. In MPR’s opinion this is sufficient to define resources for use in preliminary mine planning;

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•

The structural controls on the gold mineralization at Fekola are not well understood and the domain selection in the resource model is primarily based on an interpretation from the gold-mineralized intervals in drill holes. Although not suggested to be a significant area of concern or weakness in the current resource estimate, a future program of structure analysis and interpretation may allow refinement to the modeling domains.

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15.0	MINERAL RESERVE ESTIMATES

This section is not relevant to this Report.

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16.0	MINING METHODS

The preliminary mine plan is based on Measured and Indicated Mineral Resources. Preliminary technical and economic considerations have been applied in this study. More detailed engineering studies are needed to enable reporting of Mineral Reserves. There is no certainty that the Preliminary Economic Assessment based on these Mineral Resources will be realized.

The mine plan is based on the January 2013 PEA Mineral Resource estimate, and incorporates material that has been classified as Measured and Indicated. All material classified as Inferred was considered waste material.

16.1	Introduction

The Fekola deposit will be mined by conventional open pit mining methods utilizing 90 t off-highway mining trucks and 16.5 m3 hydraulic front shovels. The mine production schedule is based on delivering 4 Mt of mill feed material per year. It is anticipated that a mining contractor will be utilized to perform all mining functions consisting of blast hole drilling, blasting, loading and hauling, as well as road and pit maintenance functions.

16.2	Geotechnical Review

The geotechnical evaluation was developed by Open House Management Solutions (OHMS). The geotechnical investigation was very preliminary, being based on only five geotechnical drill holes.

The thickness of the alluvium–saprolite profile was estimated at approximately 20 m. In terms of slope stability, the fresh rock foliation is expected to play a major negative role on the stability in the eastern highwall of the proposed open pit. Conversely, the western highwall may be more stable than cursory investigations indicate. The slope angles recommended will need further investigation during more advanced studies.

The following preliminary pit slope criteria were provided by OHMS:

•	Pit slope applied to weathered material: 46.3º;

•	Overall pit slope applied to fresh rock: 48.6º.

16.3	Hydrogeological Review

A hydrogeological review was carried out by Epoch. Epoch noted that the groundwater model results are of low confidence due to the limited data available for the model development and should be verified once more water level measurements, hydraulic conductivities of different geological units and groundwater monitoring data become available.

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The drill holes indicate a potential water table at the weathered and fresh rock contact at 20 m below surface, as well as groundwater associated with steeply-dipping shear zones, seen as highly-weathered contacts to depths of 200 m below surface.

The estimated steady-state groundwater inflow rates into the pit amount to approximately 30 L/s for the calibrated base scenario. However, the inflow rates are highly sensitive to assigned hydraulic conductivity values and to a lesser degree recharge rates. Groundwater inflows into the pit will result in a partial dewatering of the aquifer in the vicinity of the mine, a minor reduction of groundwater base flow towards the Falémé River and potentially induce leakage from the Falémé River into the aquifer.

In-pit water management will primarily consist of runoff control and sumps. Given that the pit will be operating at depths greater than 200 m below crest, high-lift pontoon- mounted pumps will be necessary to draw from sumps. This ensures the pumps are not submerged as sump water levels rise rapidly in response to a heavy rainfall event.

A stream diversion has been planned to divert a non-perennial stream currently crossing the planned open pit outline from the east toward the Falémé River on the west.

16.4	Pit Optimization Parameters

Prior to developing an open pit mine design, pit optimizations were carried out using the Whittle Four-X optimization software as a guide for the mine designs. The Whittle results were checked using the LG evaluation algorithm in the MicroMODEL mine planning software. The results compared within less than 1% for the mineralized material and within 7% for the waste material. This difference is reasonable and well within the accuracy for this study level.

The pit optimizations were run using only Measured and Indicated Mineral Resources. Inferred Mineral Resource material was treated as waste in the LG runs. Key parameters used in the LG evaluation are summarized in Table 16-1.

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Table 16-1: Pit Optimization Parameters

Pit Parameter	Unit	Value
Gold Price	($/oz Au)	1,300
Royalty	(%)	6
Mining Cost (using topographic surface as reference bench)	($/t)	3.50
Extra cost of mining	($/t)	1.00
Vertical bench cost below reference bench	($/5m level)	0.035
Process cost	($/t)	20.00
Process recovery (fresh rock and weathered rock)	(%)	92
General and administrative	($/t)	3.50
Mining dilution	(%)	0
Mining recovery	(%)	100
Annual discount rate	(%)	10
Overall pit slope angle	(Degrees)	Weathered rock: 46; Fresh rock: 48

Note: All costs are in US$.

Based on the parameters in Table 16-1, the economic breakeven gold cutoff grade is calculated at 0.7 g/t. While the LG shapes generated respect the pit wall slope angles, haul road access needs to be incorporated into the mine designs.

While the LG input parameters are considered reasonable given the level of study, the mining cost parameters are on the high side of the cost range.

The pit slope parameters were provided in terms of overall pit slope by accounting for one haul road in each pit wall. While the overall pit slope is generally very close to the inter-ramp pit slope angle, it is a better practice to provide the pit slope geotechnical parameters in terms of inter-ramp angle without haul roads, because prior to actual pit design, it is uncertain how many haul roads will exist in that particular highwall.

16.5	Pit Design

The pit designs were based on the slope design criteria listed in Table 16-1. The haul roads were designed to accommodate 90 t haul trucks with a maximum road gradient of 10% and an overall width of 25 m.

Data provided to the mining contractors for cost estimation bid purposes indicated that the operational mining bench would be 10 m. Although pit designs plans were not provided in a manner that could be loaded into mine planning software, it was indicated that the pit designs should be designed with multiple benches that were 60 m in the vertical dimension, with a catch bench that was 20 m wide. The geotechnical evaluation was also based on this bench configuration.

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While this bench configuration is adequate for this level of study, more detailed geotechnical work is required to define a recommended pit slope angle and bench configuration. The haul road should be 26 m wide to accommodate an allocation of 1 m for ditches and 5 m for berms, while still allowing sufficient running room (20 m) for the haul trucks.

Given the depth of the pit (about 300 m below surface), it is recommended that the maximum road gradient be 8% rather than the initial assumption of 10%. Although the selected mining trucks can certainly operate at a 10% gradient, maintenance costs will significantly increase as a result during the life of the mine.

Six open pit stages were developed which represent the mine plan. The pit design and staging, as provided by Papillon, is shown in Figure 16-1. The design pit has a depth of approximately 300 m, a length of some 1.5 km, stretching in a north–south direction, with a width of about 500 m.

Intermediate LG shells were run to check the pit stage design progression, thus validating that the pit design staging and progression is reasonable. It should be noted, however, that six stages for a mine with a life less than 10 years is somewhat excessive. It is recommended that in more advanced studies, the pit designs be developed with fewer phases, for example, three or four, which will allow for more working room between push-backs, yet still allow for acceptable mine production schedules to be developed.

In order to determine whether the final pit design was sufficiently similar to the LG optimization guide, the mill feed material and waste contents within the pit design were calculated, and compared to the relevant LG results. The comparative results are within a 5% tolerance, which is considered acceptable. The material types within the pit design have been estimated and are presented in Table 16-2. Only Measured and Indicated Mineral Resources have been tallied as mill feed material. Inferred Mineral Resources have been treated as waste rock.

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Figure 16-1: Pit Design and Staging

Note: Figure prepared by Papillon, 2014.

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Table 16-2: Material Contained Within the Pit Design

Category	Mill Feed (Mt)	Gold Grade (g/t)	Waste (Mt)	Total (Mt)
Measured	28.4	2.7
Indicated	5.6	2.9
Total	34.0	2.7	149.3	183.3

Note: the mill feed material has been estimated at a gold cutoff grade of 1.1 g/t.

16.6	Waste Storage Facilities

The waste rock facilities have been designed to meet the requirements set forth by the Malian Mining Regulations. While operating, waste facilities are allowed to be sloped at an angle of repose of 37º; however, final slopes will be graded to 3 (horizontal) to 1 (vertical) to allow for slope stability and re-vegetation.

Waste rock material is planned to be placed in one of three rock storage facilities as shown in Figure 16-2. The waste rock facilities are designed to be constructed 50 m in height with a minimum distance of 100 m from the pit edge.

Although the Fadougou village is situated outside of the 500 m blasting radius boundary, it was considered that in order to shield the nearby community from the associated potential of blast rock, air blast, and to restrict civilian access to the mine area, a berm is planned to be constructed using waste rock material, between the Fadougou village and the mining operation.

Waste rock will also be used for the construction of mill feed stockpile pad, tailings storage facility and infrastructure facilities as necessary during the site construction phase.

16.7	Mine Production Schedule

The mine production schedule shown in Table 16-3 is based on providing 4 Mt/a of mill feed to the plant. A cutoff grade strategy analysis was conducted which indicated that the Project’s net present value could be significantly improved by sending mineralized material with gold grade values greater than 1.1 g/t to the mill, compared to the calculated gold cutoff grade of 0.7 g/t .

During the mine life, a low-grade stockpile will be established that will ultimately contain 11.4 Mt of mineralized material with gold grading 0.86 g/t. The low grade stockpile material will not be processed in the current mine plan.

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Figure 16-2: Waste Rock Storage Locations

Plant Area
Fadougou
Pit
Air Strip
Berm
Waste Rock Dump 2
Waste Rock Dump 1
Faleme River
Falema Project
FINAL WASTE ROCK DUMP & BERM IN RELATION TO FADOUGOU VILLAGE
epoch
Legend
Waste Rock Dump
Berm
Open Pit
Medinandi Tenement

Note: Figure prepared by Epoch, 2013, modified B2Gold, 2014.

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Table 16-3: Proposed Mine Production Schedule

				Year
Material		Units	Total	Pre-Production	1	2	3	4	5	6	7	8	9
Mill Feed Mined		Kt	45,385	268	6,495	5,134	5,808	5,806	5,666	4,811	4,754	4,406	2,236
Au Grade		g/t	2.2657	2.19	2.22	2.15	2.12	2.01	2.51	2.15	2.45	2.47	2.55
Waste Mined		Kt	137,929	3,643	18,277	19,293	18,843	18,982	19,186	17,027	11,213	8,272	3,193
Total Mined		Kt	183,314	3,912	24,771	24,428	24,651	24,788	24,851	21,839	15,967	12,678	5,429

Mill Feed Stockpiled		Kt	17,500	268	3,059	1,937	2,114	2,400	2,474	1,563	1,831	1,213	641
Mill Feed Reclaimed		Kt	6,081	0	281	802	306	594	808	751	1,077	807	654

ROM Rehandle	40%	Kt	13,586	0	1,487	1,600	1,600	1,600	1,600	1,600	1,600	1,600	900
Direct Feed	60%	Kt	20,379	0	2,230	2,400	2,400	2,400	2,400	2,400	2,400	2,400	1,349
Total Process Feed		Kt	33,966	0	3,717	4,000	4,000	4,000	4,000	4,000	4,000	4,000	2,249
Au Grade		g/t	2.73	0	2.95	2.53	2.56	2.53	2.98	2.77	2.78	2.61	2.95

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16.8	Mining Equipment

It was decided early on that the Project would utilize contractor mining rather than Owner mining. Tenders were sent to several local contractors, and five contractors responded to the requests. The mining contractors provided an equipment list as well as manpower expectations.

Based on total annual material movement, equipment productivities, a 24 hour working day, and a 365 day per year mining schedule, the Project will require at a minimum the equipment listed in Table 16-4. The contractors replying to the tender request had these or similar-sized equipment and more, due to the Project’s remote location.

16.9	Mine Operations Personnel

Mine operations personnel from the owner’s team were estimated to be about 30 people consisting of two in administration, three in mine supervision, 12 in mining/surveying and 13 in geology.

The mine contractor personnel numbers were estimated based on tenders from Malian-based contractors, which estimated about 275 personnel.

16.10	Comment on Section 16

The pit design is a reasonable representation of the extractable mineral deposit based on the initial input parameters. The cutoff grade strategy analysis, while reasonable, is somewhat premature given the PEA level of study. This type of analysis is better suited for a higher level of study when more refined data is available.

The Project’s equipment productivity requirements were checked against the mine equipment fleet provided by the mining contractors and the comparison is such that the selected equipment is adequate to perform the necessary annual material movement requirements.

It is recommended that as the Project moves forward to more advanced studies, additional geotechnical and hydrology data be gathered to improve the pit slope information and ground water flows, respectively.

It is also recommended that for future studies, a more thorough mine plan be provided to mining contractors, complete with bench-by-bench material movement as well as final destinations, in order for the mining contractors to generate a more informed and potentially better mine operating cost.

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Table 16-4: Proposed Major Equipment Fleet

Equipment	Quantity
Hydraulic Front Shovel (16.5 m3)	3
Haul Trucks (90 t)	15
Blasthole Drill (127 mm)	3
Front End Loader (12 m3)	1
Front End Loader (7 m3)	1
Dozer (Cat D9 or equivalent)	3
Grader (Cat 16H or equivalent)	2
Water Truck (20,000 liter)	2

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17.0	RECOVERY METHODS

This section reports recovery methods based on Phase I and Phase II testwork.

17.1	Introduction

The process flowsheet for treating Fekola run-of-mine (ROM) material considers recovering gold via crushing, semi-autogenous grinding (SAG)/ball milling, gravity separation, leaching, sodium cyanide destruction, carbon desorption, electrowinning and carbon regeneration. The unit operations are supported by metallurgical testwork completed as of March 2013. As of the Report effective date, additional testwork is in progress. The flowsheet is based on proven technologies. A description of the flowsheet is presented below along with a summary process design criteria.

17.2	Summary Process Design Criteria

Key criteria supporting the PEA process design are presented in Table 17-1.

17.3	Process Description

The Fekola process plant is designed to treat 4 Mt of mineralized material per year at a life-of-mine (LOM) average head grade of 2.73 g/t Au. A simplified process flowsheet is presented in Figure 17-1.

ROM material will be treated in an open circuit crushing operation consisting of a ROM bin, apron feeder and jaw crusher. Product from the primary crusher will be conveyed to the mill feed stockpile. Dust suppression will be included in the crushing circuit.

Crushed mineralized material will be withdrawn from the mill feed stockpile via apron feeders and conveyed to the SAG milling circuit. The SAG mill will operate in open circuit with a pebble crusher. The slurry density in the mill will be controlled at around 75% solids through the addition of process water to the mill hopper. The mill grate (60 mm) and trommel screen (30 mm) installed on the mill discharge will separate oversize material (60 mm x 30 mm) to a pebble crusher. The trommel underflow will be collected in the mill discharge sump together with ball mill discharge before being pumped to a cluster of hydrocyclones.

Cyclone overflow product will pass through a trash screen prior to the pre-leach thickener. A portion of the cyclone underflow will be split and sent to the gravity concentration circuit. The excess will be recycled back to the ball mill feed.

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Table 17-1: Key Design Criteria

Item	Unit	Value
ROM Moisture	% w/w	8.0
Maximum ROM feed size	mm	800
Feeds Solids Density	t/m3	2.74
Solids Bulk Density	t/m3	1.64
GRG Concentrate Solids Density	t/m3	3.2
Crusher Work Index	kWh/t	24.0
Bond Rod Work Index, P80	kWh/t	25.9
Bond Ball Work Index, P80	kWh/t	21.4
Primary Crusher type		Jaw
Crusher Feed F100	800
Crusher Feed F80	750
Crushed Mill Feed Stockpile Capacity (live)	t	3,100
Primary Mill type		SAG
Expected Mill Feed Size F100	mm	250
Expected Mill Feed Size F80	mm	150
Expected Mill Feed Product P80	mm	19
Pebble Crusher type		Cone
Crusher Feed F100	mm	60
Crusher Feed F80	mm	-60 x 30
Secondary Mill Type		Ball
Expected Mill Feed Size F100	mm	13.2
Expected Mill Feed Size F80	mm	1.18
Expected Mill Feed Product P80	µm	75
Gravity Concentrator type		Knelson
Pre-Leach Thickener type		Hi Rate
CIL Feed	% w/w	44
Cyanide Destruction method		INCO
Elution Circuit type		Split AARL

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Figure 17-1: Simplified Process Flowsheet

Note: Figure prepared Papillon, 2013.

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The ball mill density will be controlled at around 68% wt solids through the addition of process water to the mill hopper. A trommel screen installed on the mill discharge will separate scats. The trommel underflow will be collected in the mill discharge sump.

The gravity concentrator circuit will include two independent, duplicate concentrators. Feed material will be pre-screened to remove any oversize material and will then be gravity fed to the concentrators to produce a high grade concentrate. The concentrate will report to a batch dissolution reactor. Gravity concentrator tailings will flow to the ball mill feed via a launder. Pregnant leach solution from the dissolution reactor will be pumped to electrowinning cells.

A high-rate thickener will be used to increase the density of the cyclone overflow from the milling circuit to approximately 45% solids by mass prior to pumping to the CIL circuit. Thickener overflow will gravitate to the process water dam.

The CIL circuit will consist of six 2,600 m3 tanks in series. Slurry will flow from one CIL tank to another via inter tank pumping screens and launders. Carbon concentrations will be maintained in each tank, with counter current carbon flow. Cyanide will be added to the first CIL tank so as to effect the leaching of gold. The addition of lime will also be to the first tank allowing for pH control. The CIL circuit will be operated to achieve a design carbon loading of ±1600 g/t, with approximately three inter tank carbon transfers per day. This translates to a loaded carbon batch size of 12 t/d. The CIL circuit will be operated to achieve a desired gold grade of ±0.2 g/t in the tailings and a solution gold tenor of 0.1 g/t.

Loaded carbon from the first CIL tank will be fed to a vibrating screen for washing. Washed loaded carbon (screen oversize) will gravitate to the elution circuit acid wash hopper. Screen undersize reports back to the first CIL tank. CIL tailings will be screened for carbon safety and then gravitate to the detoxification circuit where cyanide destruction will occur using the INCO SO2/Air process.

Loaded carbon will be batch-treated (12 t each 24 hours) in a split AARL elution circuit consisting of an acid wash vessel and a 12 t elution column with a heater facility. The loaded carbon will be collected in the acid wash vessel and treated to remove carbonated material by circulating a 3% hydrochloric acid solution through the carbon. Acid-washed carbon will be loaded into a 12 t elution column. The carbon will then be treated by re-circulating a solution containing 1–3% sodium cyanide and 3% caustic heated to 125°C for about one hour. Spent solution at 125°C from a previous elution cycle will be pumped through the column. After this a rinse cycle will be initiated. This will involve pumping water for 2.5 hours at 2 BV/h through the column and storing the resulting solution in the recirculation tank in preparation for the rinse solution stage in the subsequent elution cycle. On completion of the elution cycle, cooling water will be pumped from the solution tank, through the elution column at a rate of 2BV/h for 30 minutes. Eluate produced during the elution cycle will be pumped to electrowinning circuit feed tanks.

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Eluted carbon will be removed from the column and transferred to the carbon regeneration kiln via a vibrating screen using pressurised water flow. Drained carbon will be treated in a regeneration kiln. The regenerated carbon will be transferred to the last CIL tank as required.

Pregnant solution from the dissolution circuit will be collected in the dissolution reactor pregnant solution tank. This solution will then be circulated through electrowinning cells where gold will deposit on the cathodes as a sludge. Circulation will be continued until either the desired barren gold concentration is achieved, or 18 hours have elapsed. Following completion of the electrowinning cycle, barren solution will be sampled and stored in a barren solution tank. From there it will be pumped to the CIL circuit for disposal.

Loaded cathodes will be removed periodically from the electrowinning cells and the gold sludge will be washed off. The gold sludge will then pass through a filter press after which it will be calcined in a furnace. The calcined sludge will be mixed with fluxes and loaded into a smelting furnace. During smelting the metal oxides will form slag. The furnace contents will be poured into cascading moulds where the gold will solidify at the bottom while the slag will separate easily from the gold. The gold bullion bars (doré) will be cleaned, labelled, assayed and prepared for shipping. Slag will be crushed and recycled to the ball mill.

Reagents and consumables to be used in the process plant include:

•	Hydrochloric acid;

•	Diesel;

•	Flocculant;

•	Copper sulphate;

•	Sodium metabisulphite;

•	Caustic soda;

•	Sodium cyanide;

•	Lime.

Hydrochloric acid will be delivered in 1,000 L containers at a strength of 33%. It will be used in the acid wash circuit plus in the cyanide destruction area for pH control.

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Diesel will be delivered by tanker and stored in a sealed tank for supply via a ring main to the elution heaters, carbon regeneration kiln and the smelting furnace.

Flocculant powder will be delivered and stored in 25 kg bags. The bags will be lifted into the hopper located above the mixing tank. The flocculant will be transferred to the mixing tank by screw feeder. Water will be introduced to the powdered flocculant in a ‘jet wet’ head to ensure good contact. Additional water will be added to the concentrated flocculant solution to produce a solution with a concentration of 0.25% solids. The flocculant will be stored in a storage and distribution tank, from where it will be dosed to the pre-leach thickener.

Copper sulphate will be delivered and stored in 1,250 kg bags. The bags will be lifted into the hopper/bag breaker located above the mixing tank. The make-up facility will consist of a mixing tank and a dosing tank. In the mixing tank copper sulphate crystals will be mixed with reagent water so as to produce a copper sulphate solution with a concentration of 15% solids. Dosing to the cyanide detoxification will be done via dedicated dosing pumps, one running and one standby.

Sodium metabisulphite (SMBS) will be delivered and stored in 1,200 kg bags. The bags will be lifted into the hopper/bag breaker located above the mixing tank. The make-up facility will consist of a mixing tank and a dosing tank. In the mixing tank, SMBS grains will be mixed with reagent water so as to produce a SMBS solution with a concentration of 20% solids. Dosing to the CIL tailings detoxification circuit will be via dedicated dosing pumps, one running and one standby.

Caustic soda will be mixed with raw water to produce batches of caustic soda solution at a concentration of 20% solids. Bulk bags (1,000 kg) containing caustic soda pearls will be lifted into the hopper located above the mixing tank. The caustic soda make-up circuit will consist of a mixing and a storage tank. Caustic soda solution will be supplied to the dosage points at the dissolution reactor, elution and electrowinning sections by means of a running and standby dosage pump.

Sodium cyanide briquettes will be mixed with raw water to produce batches of sodium cyanide solution at a concentration of 20% solids. The sodium cyanide make-up circuit will consist of a mixing tank and a dosage tank. Sodium cyanide will be supplied to the CIL, dissolution reactor and elution circuit dosage points via two dedicated dosage pumps and two standby pumps.

Hydrated lime, with an available Ca(OH)2 content of 90%, will be made up to 15% solution strength using raw water. Bulk bags (1,000 kg) containing lime in powdered form will be lifted into the hopper located above the mixing tank. The lime make-up circuit will consist of an agitated mixing facility and a lime dosing tank. Lime will be supplied to all main plant dosage points via a ring main supply system.

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17.4	Comments on Section 17

Testwork to better define metallurgical response and supply engineering criteria for better definition of the process plant design is ongoing. Metallurgical testwork to date shows a wide scatter of metallurgical recovery results. As such there is both risk and upside opportunity to the metallurgical criteria developed to date. Additional variability testing will improve confidence in metallurgical responses.

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18.0	PROJECT INFRASTRUCTURE

18.1	Introduction

The key Project infrastructure will include:

•	Access roads;

•	Open pit;

•	Safety berms;

•	Waste rock facilities;

•	Tailings storage facility;

•	Diversion channels;

•	Plant and mine infrastructure;

•	Power generating plant and fuel storage area;

•	Accommodation camp.

The layout of the infrastructure proposed is included in Figure 18-1.

18.2	Road and Logistics

Material and consumables will be transported to site via the existing road that links the Millennium highway and the project site, which runs from Kéniéba to the Fadougou (Figure 18-2). The road will be upgraded to accommodate larger vehicles and the river crossings will be upgraded to ensure that the site is accessible at all times. Design specifications indicate that the road will include an improvement of the road geometry and width to the required trunk road standard. The road designs have observed the requirements of the relevant authorities.

The road will have in improved gravel surface finish with proper and adequate drainage structures, to ensure reliable passage throughout the year.

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Figure 18-1: Proposed Infrastructure Layout Plan

Note: Figure prepared by Epoch, 2013

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Figure 18-2: Proposed Access Route, Material and Consumables, Using Millennium Highway

Note: Figure provided by Papillon 2013. Figure north is to top of the plan. As an indicative scale, it is 450 km between Dakar, Senegal and Tambacounda, Senegal

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It is anticipated that the road will closely follow the existing road alignment. The access road has been diverted to avoid the villages of Brema, Gonu, Kéniéba, Mantakoto, Médinandi, Pandola, Sanougou and Satadougou Tintiba and cultural points identified at these villages. The main access road will be designed for a 60 km/hour speed limit.

Haul roads will be constructed between the pit and waste rock facilities (WRFs), the plant area and mining area.

For the upgrade of the access road between Kéniéba and Kedougou, it is estimated that some 320,000 m3 of material will be required. This material will be sourced from the immediate vicinity of the access road. It is anticipated that seven borrow pits will be required, each measuring approximately 75 m x 75 m, with a maximum depth of 10 m. Pits will be rehabilitated once no longer in use.

An alternative access road route is being considered that comes directly from main highway approximately 20 km from Kéniéba (towards Bamako). This route avoids all of the villages listed above and only has one major drainage crossing so it would be easier to maintain during the rainy season. Borrow pits for road construction materials are available all along the proposed route. A permit is required for the construction of a new access road.

18.3	Waste Rock Facilities

The waste rock facilities are discussed in Section 16.6.

18.4	Stockpiles

A stockpile area of 70,000 m2 has been identified. Blending will take place from this stockpile for plant feed purposes. Approximately 40% rehandling of mineralized material has been assumed.

An initial ROM stockpile will be built up during the pre-strip period on the ROM pad at the crusher. This area is planned to accommodate 250,000 t of mineralized material. It is envisaged that there will be two to three stockpile areas segregated for grade and blended into the plant for feed grade consistency. There will be overflow of stockpile requirements and this material will be placed on the large stockpile area to be located just off the ROM pad.

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18.5	Tailings Storage Facilities

The tailings storage facility was designed in support of the Project ESIS, which assumed a 12-year mine life. However, the PEA economics were estimated assuming a higher cutoff grade of 1.1 g/t Au, and a lower production tonnage of approximately 34 M dry tonnes. Future studies will determine the optimum cutoff grade and use of lower-grade material. For the PEA, the TSF was designed to accommodate the maximum volumetric storage capacity of 46.4 M dry tonnes, and will comprise the following:

•	Tailings dam;

•	Associated infrastructure (i.e. slurry delivery infrastructure, storm water diversion trenches, etc.)

Table 18-1 summarizes the TSF design assumptions.

18.5.1	Tailings Dam

The TSF dam will be a valley ring-dyke impoundment dam with an initial compacted earth embankment wall to elevation 144.2 m amsl (a height of 13.7 m) catering for the first 16 months of operation, after which an additional 4.3 m raise in the second year of operation is to be constructed. This phase will consist of a compacted earth embankment wall to elevation 148.5 m amsl (a maximum height of 18.0 m) catering for the remainder of the two-and-a-half year starter wall. Subsequent development of, and raising of, the TSF embankment will be by means of the upstream self-raising paddock system.

The TSF will have a total footprint area of 181.3 ha, a maximum elevation of 164.0 m amsl (a maximum height of 33.5 m) and an average rate of rise of ±1.8 m/a above the elevation of the earth embankment. The indicated dam footprint has the potential to accept additional tailings beyond year 12 of operation.

The proposed depositional methodology for the dam is by means of a “self-raising upstream day-wall” system above the crest of the starter wall embankment.

Tailings will be deposited into the basin of the dam by means of an open-ended deposition technique whereby flexible hosing, positioned at approximately 30 m interval off-takes, is utilised. Prior to the tailings reaching the natural ground level toe drain, coarse tailings will be used to cover the drains.

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Table 18-1: TSF Design Parameters

Item	Value	Unit
Design Life of Facility	12	years
Processed Mill Feed	Gold
Tailings Deposition Rate*	4,000,000	dry t/a
Tailings Specific Gravity (SG)	2.70
In-Situ Void Ratio	1.10
Particle Size Distribution (PSD)	80% passing 75 μm sieve
Placement Dry Density of Tailings	1.29	t/m 3
Waste Rock Production Rate	80,765,350	t
Percentage Solids	45%
TD Lining System	Unlined
TD Decant System	Floating Barge System
Depositional Facility/Philosophy	Self-raising, Paddocking

Note: the tailings deposition rate per annum is not constant over the 12 year life-of-mine

Open-ended deposition will continue until the tailings elevation is within 1.0 m from the elevation of the starter wall embankment. Thereafter, the forming of 0.3 m high tailings paddocks, extending the length of the inner perimeter of the initial containment embankment, will commence so as to facilitate the shift in depositional methodology from an open-ended depositional strategy to a self-raising paddock system.

Supernatant and storm water collected on and in the dam will be decanted via a floating barge and pumped back to the plant for re-use as process water. As the pool migrates from the starter wall embankment (during commissioning and initial development of the dam) up towards the final location of the pool, so too does the floating barge system. Access to the floating barge system for light vehicles and maintenance equipment will be provided via an earth embankment and is to be raised in stages corresponding to that of the development of the dam.

A 400 mm ND HDPE diameter slurry delivery pipeline will be laid along the crest of the dam. This design is based upon a slurry density of 45%, solids by mass, and a flow velocity of ±2.0 m/sec.

18.5.2	Drainage and Seepage

Control of drainage and seepage will require the following:

•	A vertical curtain drain located within the compacted earth embankment wall;

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•	Natural ground level toe drains along the inside toe of the Phase 2 starter embankment;

•	A solution trench around the TSF from which water is directed towards a collection manhole and pumped back onto the TSF;

•	A floating barge decant system to remove tailings supernatant water and storm water accumulating on the TSF;

•	A clean storm water diversion trench to divert clean runoff water from the upstream catchment areas away from the TSF.

18.5.3	Water Storage

At the time of the ESIS submission a return water dam and storm water dam had been designed to contain runoff water arising from the TSF footprint area as well as the philosophy that “clean or dirty water” storage dams are:

•	Designed, constructed, maintained and operated so as to not spill into any clean water system more than once in 50 years;

•	Designed, constructed, maintained and operated to have a minimum freeboard of 0.8 m above full supply level.

The return water dam was sized to store approximately five days of slurry water deposited onto the TSF. The return water dam embankment was to be constructed using excavated material sourced from within its own basin.

During high rainfall/storm events, excess decant water that couldn’t be contained in the return water dam or pumped back to the process plant would be discharged into the storm water dam for storage and re-use at a later stage as process water. In extreme rainfall events, water may be discharged from the storm water dam via a spillway into the downstream environment. The storage capacity of the storm water dam had been determined at 1,075,640 m³, on the basis of an assumed 1:100 year return period, seven-day storm event of 303 mm and a runoff coefficient of 1.0. The storm water dam embankment was also to be constructed using excavated material sourced from within its own basin.

Following the submission of the ESIS, an optimisation exercise was undertaken whereby the storm water and supernatant water is stored and managed on the TSF basin, thereby making the return water and storm water dam obsolete. Return water is thus pumped directly to the process plant via a floating barge. Storm water is contained on and within the TSF during the wet season, and pumped back to the process plant at the onset of the dry season. Water stored on the TSF itself ranges from 0 m3 to an allowed maximum of 1,000,00 m3. This is also the option on which the current capital cost estimate for the TSF is based on in Section 21.

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18.6	Water Management

18.6.1	Water Balance

An overall mine-wide average monthly deterministic water balance for the Project was developed, in which the flow of water among and within the various major facilities constituting the mine were modelled and quantified. Flow volumes for the various streams were determined under steady-state conditions using monthly average, wettest and driest year rainfall records, to illustrate the variability in the flow volumes under varying climatic conditions.

Figure 18-3 and Figure 18-4 show the monthly volumes of make-up water required by the plant from external water sources and water discharge volumes for the individual months under the various climatic conditions, respectively.

As the water balance is based on average monthly figures, this tends to “smooth-out” the peaks and troughs of the flow volumes and climatic variability. The flow volumes determined by the current balance, thus, do not necessarily indicate the extreme maximum or minimum flows possible. To determine these extreme flow values an actual daily stochastic water balance is required. However, the current balance and approach is considered adequate for a PEA study and for determining typical flow volumes.

For a final site-wide water balance, additional hydrological data is required including pump tests in the open-pit area to better quantify the volume of water that will be produced from the pit dewatering wells, and pump tests to determine the potential productivity of a planned well near the Falémé River.

The key outcomes from the water balance are as follows:

•	The main sources of return water/make-up water for the process plant, in order of preference, are the TSF, open pit dewatering and the Falémé River;

•	The estimated shortfall in process make-up water ranges from 164,000 m3/month (in the driest month) to 20,000 m3/month (in the wettest month) and a median value of 20,000 m3/month;

•	There is a minimum make-up water requirement of 20,000 m3/month from the Falémé River or any other clean water source all year round;

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Figure 18-3: Makeup Water Requirements from External Sources

Figure prepared by Epoch, 2013.

Figure 18-4: Open Pit Water Discharge Volumes

Figure prepared by Epoch, 2013.

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•	There is a surplus of water within the initial overall mine wide water balance estimate during the wet months, resulting in the potential for water being discharged from the following sources:

–

The open pit. This is considered to be the least contaminated water source within the overall mine wide water circuit. The estimated discharge volumes range from 0 m3/month (in the driest month) to 219,000 m3/month (in the wettest month) and a median value of 79,000 m3/month;

–

The TSF. The TSF has the potential to discharge during September. However, as the TSF design is conservative due to the current mine plan envisaging only processing higher-grade material (>1.1 g/t Au), there is excess capacity in the TSF design. This will allow for the storage of excess water during the rainy season, thus avoiding any potential discharge. The TSF design is for over 46 M dry tonnes, and the PEA mine plan only processes approximately 34 M dry tonnes. Future designs will need to incorporate sufficient storage capacity so as to avoid any solution discharge from the TSF.

Water generated in the pit will be discharged into the diversion passing to the south of the pit, where the water will be allowed to mix with the general runoff prior to discharging into the Falémé River. This discharge will only occur during the peak rainfall season, when significant runoff is experienced and significant dilution will occur.

Preliminary geochemical test work on the composite samples indicated that the pit material is not likely to generate acid mine drainage (AMD) and that the water will be suitable for release into the environment once it reaches the Falémé River. A monitoring program will be implemented to compare the water quality with the environmental, health, and safety (EHS) guidelines of the World Bank, as well as Malian legislation, to ensure that the mine is in compliance with the legislative requirements.

18.6.2	Diversions

A diversion will be required for a stream that currently flows through the location of the planned open pit (Figure 18-5). The proposed diversion has a total length of 2,240 m, consisting of a flood protection dam wall on the upstream side. The flood protection dam wall has a maximum wall height of 4.0 m, inclusive of the freeboard. The flood protection dam wall will be constructed with excavations from the diversion channel, the upstream slope will be protected with rip-rap and the downstream slope will be top- soil covered. Both upstream and downstream slopes will be at 1:3 (V:H).

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Figure 18-5: Proposed Diversion Channel

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18.7	Built Infrastructure

18.7.1	Existing Infrastructure

Existing infrastructure at the Fekola Project site includes the following:

•

A 50 man exploration camp secured with a perimeter fence which is adequate to use for early works such as building a new camp, construction the new access road, construction of an airstrip and other early construction works;

•	Core and sample storage facilities;

•	A small clinic with an ambulance;

•	Office facilities that were used to support the exploration programs;

•	A fenced area for the drilling contractors equipment and maintenance;

•	Telephone and internet connections;

•	Fuel storage and two diesel generators;

•	Weather station.

18.7.2	Workshops

The mining heavy vehicle workshop will be the main shop for maintenance and re- builds of mining equipment. The building design is capable of handling maintenance work for Cat 777 trucks and support equipment.

Two light vehicle service bays will be used for maintenance of all mine light vehicles, including those operating in the processing plant areas. The general engineering workshop will be located adjacent to the light vehicle service bays and will hold stores for servicing of the light vehicles and small mechanical equipment at the mine.

The tyre change workshop will include space for inflation equipment to inflate and repair heavy vehicle tyres.

Two heavy vehicle wash bays will be provided for the maintenance of the mining fleet. One light vehicle wash bay will be provided for the maintenance of the light vehicle fleet.

18.7.3	Warehouses and Storage

The mining warehouse will be used for storage of all critical and operational spares, office and other consumables. Oils and lubricant will be provided by a site-based Service Provider. The Service Provider will erect infrastructure adjacent to the re-fuelling facility where space provision has been made in the Project layout plan. Diesel for mine and process operations will be delivered by trucks to the fuel farm. Space provision has been made for the facility in the layout design.

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Emulsion silos will be provided on site for the delivery and storage of emulsion.

18.8	Accommodation

The majority of unskilled and semi-skilled labour will be sourced from the local communities, reducing the housing needs significantly for the Project. The employees will be provided with an allowance to address housing needs. Accommodation will only be provided for:

•	Construction camp for workers during the construction phase of the Project;
•	The construction camp will be converted to a permanent camp for management and expatriate employees working at the Project.

18.9	Power and Electrical

The total power requirements for the project are estimated at approximately 24 MW. A trade-off between heavy fuel oil (HFO) and diesel has been undertaken and this identifies that HFO generators are the preferred option for power production. This is based on costs obtained from in country suppliers and an initial assessment of HFO logistics to the plant site.

A relevant utilization factor was applied to specific equipment groups (i.e. pumps, mills etc) and an electricity self-generation tariff of US$0.22 was used for the cost calculations.

18.10	Fuel

Fuel storage for both HFO and diesel fuel will be constructed on site with a minimum storage capacity of 45 days at full production levels. These will be steel tanks with secondary containment. The HFO tanks will directly feed the power generating plant, and fuel will be pumped to day-tanks during normal operations. Diesel fuel will be dispensed at the location of the tanks, and a fuel truck will be used to service the mine fleet.

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18.11	Waste Management

The proposed solid waste management plan aims to incorporate an environmentally responsible and sustainable method of management through the implementation of the waste management hierarchy.

A plan will be implemented with the suppliers to ensure minimal packaging is brought in to the site and what packaging is left over; the suppliers will remove from the site when they leave.

Waste will be collected from points of generation on a regular basis and taken to the on-site waste sorting facility. A licensed waste management company will be appointed to collect the general waste from the on-site waste storage facility. The waste will be collected and disposed of at a registered landfill or incinerated, depending on the most suitable solution. This service will be provided on a regular, scheduled basis.

18.12	Comments on Section 18

Additional work is required to establish the data for a final site wide water balance. This would include pump tests in the pit area to better estimate the quantity of water that the pit (dewatering wells) could produce, and pump tests of bore holes near the Falémé River to determine well production potential.

Final evaluation of the new access road needs to be completed, and permits need to be obtained so the new road can be completed as part of the site early works.

Site layouts have been reviewed subsequent to the completion of the PEA and ESIS. This work should continue as the potential exists to better utilize waste material make the Project site more compact.

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19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

No formal market studies have been undertaken.

The PEA envisages that gold produced at the mine would be shipped from site, with commensurate security arrangements, to a specialist refining company. There are a number of other operating gold mines near the Project that have well-established logistics for shipping gold from this part if Mali.

There are a number of options available to B2Gold in this respect and preliminary discussions have been held by Papillon with refineries in South Africa and Switzerland.

The gold would be acquired, under contractually agreed conditions, by the refiner who would credit B2Gold for approximately 97% of the gold, after all associated charges related to refining and transport. There are currently no gold sale contracts in place.

19.2	Commodity Price Projections

The consensus expectation of gold analysts, for future gold prices, is a strong continued decline towards a long-term gold price of circa $1,100/oz in the long term. Figure 19-1 shows the consensus forecasts for brokers in the industry and an average long-term forecast.

The financial analysis in Section 22 was performed using a gold price assumption of $1,300/oz. Sensitivities to fluctuations in the gold price were performed over a price range of $1,000–1,600/oz.

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Figure 19-1: Consensus Commodity Price Projections

Note: information sourced from analyst reports from UBS, Goldman Sachs, RBC, Citi Broker

19.3	Contracts

No contracts are currently in place. It is expected that any future refining contracts would be negotiated within industry norms.

19.4	Comments on Section 19

The QP is of the opinion that:

•	Using a base case gold price of US$ 1300 per troy ounce is appropriate for this level of study.

•	Sensitivities have been done ranging from US$1,000 to US$ 1,600 per troy ounce which is appropriate for the current gold environment.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Baseline Studies

20.1.1	Environmental and Social Impact Statement

The Environmental and Social Impact Statement (ESIS) for the Project was commissioned by Papillon and undertaken by independent consultants Epoch Resources (Pty) Ltd and Environment and Social Development Company Sàrl during 2012–2013. The ESIS was required by both Malian legislation and International Finance Corporation (IFC) performance standards. At the time the ESIS was undertaken, the IFC was a Papillon shareholder.

Findings from the study are summarized in the subsections below.

20.1.2	Soil, Land Capability and Land Use

Soils types that occur within the project area include: ferricrete pavement, alluvial, wet- based, shallow salm, moderate salm and stream and river soils. Shallow salm was found to be the most dominant soil type, representing 31% of the total Project area.

The land capability ranges from moderate to low intensity (carrying capacity) palatable grazing lands with some commercial potential, to low intensity, poor quality grazing land and land with a wilderness status. The depth of most of the soils are not considered suitable as an arable land capability for anything other than the alluvium that occur along the Falémé River system and some of the colluvial-derived soils that were mapped on some of the larger tributaries, albeit that most of these areas classified as wet based soils in terms of the classification.

Land use in the Project area is limited to grazing and some agriculture, with artisanal gold mining being one of the key economic activities in the area.

20.1.3	Flora

Three red-listed species were confirmed during the wet season survey. Two of these, Khaya senegalensis and Afzelia africana, are threatened and have a status of Vulnerable.

Khaya senegalensis was found to be a prominent canopy tree in riverine forest along the Falémé River along its entire length within the Project area.

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Afzelia africana was found to be sparsely scattered throughout the open woodlands on silt in the Project area. However, steep north-facing slopes near the proposed TSF site have high density of Afzelia trees in open woodland and dense thickets along the laterite scarp, with a density of 32 mature trees in only 0.5 ha.

The third red-listed species, Dalbergia melanoxylon, is classified as Near Threatened. It was only found at a few scattered localities in open woodland in the southern part of the Project area.

20.1.4	Fauna

Nine International Union for Conservation of Nature (IUCN) red-listed mammal species potentially occur within the vicinity of the Fekola Project area in southwestern Mali. Five of these species were confirmed to occur within the Project tenement area during wet season fieldwork:

•	Hippopotamus (Hippopotamus amphibius) (Vulnerable);

•	West African Chimpanzee (Pan troglodytes verus) (Endangered);

•	Lion (Panthera leo) (Vulnerable);

•	Leopard (Panthera pardus) (Near Threatened);

•	Guinea Baboon (Papio papio) (Near Threatened).

Two red data bird species were confirmed to occur within the Project area:

•	Hooded Vulture (Necrosyrtes monachus) (Endangered)

•	Bateleur (Terathopius ecaudatus) (Near Threatened).

20.1.5	Water

The Project area hosts three aquifer types, an alluvial aquifer replacing or overlying the weathered aquifer in the vicinity of the Falémé River as well as the underlying, deeper fractured aquifer system within the crystalline and indurated sedimentary rock types. The alluvial and weathered aquifers are in direct hydraulic interaction/contact and form a collective, unconfined aquifer system.

The surface and groundwater quality in the tenement area is generally, with the exception of aluminium and iron, of good quality. While the concentrations of aluminium are for all groundwater samples within the drinking water limit, several surface water samples exceed the World Health Organization (WHO, 2011) drinking water quality guideline limit of 0.9 mg/L. Similarly, only the groundwater sample from the hand pump in the Médinandi village exceeds the Malian standard of 0.3 mg/L for iron in drinking water, while it is exceeded in all samples from the Falémé River and its tributaries.

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The nitrate concentration in the hand pump sample from Tintiba village with 21 mg/L, clearly exceeds the Malian drinking water limit of 11 mg/L for nitrate (both as nitrogen). The elevated nitrate level as well as the overall higher mineralisation may be attributed to poor sanitation practices in the village with subsequent pollution of the utilised shallow aquifer. If confirmed in future sampling campaigns, preventative measures (improvement of sanitation) and/or the supply of an alternative potable water source to the community should be considered.

Aquatic Environment

The major watercourse, the Falémé River is a low-gradient, slow-flowing deep channel. The river is also strictly a non-perennial system, with the water reportedly receding to isolated pools during excessively dry periods. The silt load of the river was considerably high and silts are deposited along the periphery of the active channel. Riparian vegetation throughout the survey area has remained largely intact, with the exception of areas adjacent to the villages, where resource collection was notably higher.

Historical data indicates that there are periods during the dry season that the Falémé River dries up at the Fadougou measuring station. During the dry seasons the Falémé flow data has shown that the river sporadically stops flowing for between none and four months.

Results from the in-situ water quality parameter testing indicated that there were no limiting factors in terms of water quality that could potentially limit the aquatic biota. The electro-conductivity, being an indication of the overall salinity of the water, was considerably low, indicating that overall good water quality has been retained.

Heritage and Archaeology

An archaeological survey was conducted in the five villages within the concession: Tintiba, Médinandi, Fadougou, Betakili-Hamlet and the Fekola-Hamlet. In total 34 sites were identified. The sites were identified as 20 archaeological sites, eight places of worship, and six places of remembrance (burial sites).

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20.2	Considerations of Social and Community Impacts

20.2.1	Project Setting

The project is located in the Kéniéba Circle, which has a population of approximately 194,000 people, with the Kéniéba Commune making up 39,557 of the total population of the circle. The Médinandi Exploitation License area includes five settlements, of which three are considered villages (Fadougou, Médinandi and Tintiba), and two are hamlets (Betakili and Fekola).

Housing consists primarily of structures built from local materials such as wood, bamboo and grass. Some structures are built from brick and mortar, but these structures are very limited in the Project area. The 2,458 people living in the area of Médinandi Exploitation License are distributed among 357 households, of which 23 are headed by women. On average the households in the tenement area are consists of seven people.

Important observations relating to the social services and infrastructure in the area are listed below.

•	Security: There are no police stations or associated facilities in close proximity to the proposed development;

•

Water supply: Limited infrastructure is available to meet the current needs and requirements of the local community, and an increase in the number of people in the Project area is likely add pressure on the existing resources;

•	Education and skills: Limited facilities are available to the local community and skills are also limited;

•	Local trade and commerce: Limited facilities are currently available for trade and commerce with the nearest centre being Kéniéba;

•	Recreational facilities and sport: Additional facilities will be required to cope with the number of employees and demographic to be introduced to the area as part of the project development;

•	Food security and storage: agricultural development to date has been limited due to the relatively low reliance of the community on locally produced food;

•	Financial institutions: Facilities such as banks and micro-lenders are currently not present in the area.

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20.2.2	Local Employment Plan

B2Gold aims as far as practicable to employ Malian citizens, both male and female, to work at Fekola, and maximising the employment those from the local community. This will benefit both Mali, in terms of creating jobs and passing on skills.

It is currently planned to house most of the workers in Kéniéba, and the workers would be ferried to and from the Project site on a daily basis by a bus fleet.

20.2.3	Stakeholder Consultation

Public consultation was undertaken at four levels:

•	Local level: The 17 towns, villages and hamlets located in the Project area as well as along the access road to site;

•	Communal level: Meeting with representatives of the Circle of Kéniéba;

•	Regional level: Meeting with the representatives of Kayes;

•	National level: Consultation meeting with stakeholder and interested and affected parties (I&APs) in Bamako

In order to create awareness of the meetings, national radio, local radio stations, newspapers as well as site notices were used to create awareness of the Project and the meetings to take place. Local community leaders were also notified about the meetings.

A total of 1,052 participants attended the public and focus group meetings. Perceptions, concerns and suggestions raised by the five communities located within the Médinandi Exploitation License area were often different from those of the 11 communities outside the exploitation license boundary. In general the communities are in favour of the implementation of the Project. Concerns raised during consultation included:

•	Access by the local communities to the tenement area;

•	The expectation that the developer will assist with the development of socio- economic infrastructures (drinking water, school and health centre),

•	The potential relocation of communities that are in close proximity to the pit and plant area;

•	The loss of livelihoods (land of culture, sites of gold washing);

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•	The increase in the dust and its consequences on the health of populations living in the area;

•	Security;

•	The peaceful coexistence between the mine and the surrounding communities;

•	The opening up of the area by the development of highways (Kayes–Kéniéba and Kéniéba–Fadougou).

20.2.4	Landowner Consultation

There are no registered landowners in the Project area. Inhabitants of the area were consulted as part of the Project consultation process as well as the focus group meetings. An asset register was compiled to assess the impact of the proposed development on the agricultural and other economic activities within the proposed no- go zone of the Project and formed the basis for the development of an Income Restoration Program. Affected parties were compensated, and alternative land was made available to them within the exploitation license area to continue their agricultural activities.

Together with the Prefect of Kéniéba, a strategy for the compensation of affected inhabitants was developed and communicated to the affected parties. The process of compensation was aligned with the legislative requirements of Mali, international best practice guidelines, and Papillon’s existing corporate policies.

To assist with the compensation plan, a local commission was created by the Prefect of Kéniéba, with the following mandate:

•

Inform and educate the communities of Fadougou, Médinandi and Tintiba regarding the location of infrastructure to be constructed during the first phase of the project, and consult with communities to record their issues and concerns;

•	Announce a moratorium to cover the zone for exclusion, during which period affected inhabitants, together with their assets (fields, orchards, trees and structures), are to be identified;

•	Compile a report indicating the above affected inhabitants eligible for compensation due to surface infrastructure construction.

20.2.5	Artisanal Mining

The populations living in the northern part of the Project area are mainly small-scale gold miners. They state that the largest placers in the area are located within the Médinandi Exploitation License area. The occupation of these placers is synonymous with the withdrawal of the populations’ means of subsistence in the Project area. In this respect the small-scale gold mining problem must be given special attention. Hence, the minimum distance between the mine infrastructures and the towns and the distance between the Falémé River and the mine infrastructures are of great importance for the neighbouring populations.

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There are currently no artisanal miners working in the no-go zone. There are artisanal miners working in the northern end of the exploitation license area.

20.2.6	Relocation/Resettlement

No community relocation is currently planned. However, the village authorities of Fadougou and Médinandi feel that their towns are very close to the future mine’s infrastructure. They continue to speak about a possible physical relocation of their towns. In relation to this same concern, Tintiba village has made a statement on the possible resettlement of persons on its territory.

The environmental study made provision for the establishment of a new school, as the current school is in close proximity to the mining activities and falls within the 500 m buffer zone for blasting around the open pit.

20.3	Environmental Issues

Based on the limited available information it is not expected that water in the open pit or emanating from the waste dumps would produce acid mine drainage. It is important that the potential for the formation of acid mine drainage is closely monitored throughout the development and operation of the mine as any changes in water quality could materially affect the cost of rehabilitation and closure.

Key environmental and social issues that were identified during the ESIS include:

•

Water availability and the ability to abstract water from the Falémé River during the low flow season. There are periods when the river stops flowing during consecutive dry periods which will impact on the proposed mine and requires the development and storage of water from alternative sources;

•

The need to discharge water from the pit during high rainfall periods to ensure a safe working environment. While the geochemical analysis indicated that the pit is unlikely to generate poor quality leachate, the water quality to be discharged needs to be confirmed to ensure compliance with the relevant standards. A permit will also be required for the discharge of these waters;

•

The economic displacement of local community members due to the establishment of a no-go zone around the mining infrastructure. While the planning and layout has been undertaken in such a way as to prevent the relocation of people, some people will be economically displaced. An Income Restoration Program will be required to mitigate these aspects. This requirement has been included in the Environmental and Social Management Plan (EMP);

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•	Pit dewatering has the potential to impact on the water supply of the village of Fadougou. An alternative supply of water may have to be provided by the mine if the water source is affected;

•

Dust and noise due to the community proximity to the pit and waste rock facilities. Due to the proximity of the mining activities in relation to the Fadougou village, a berm will be required to act as a buffer between the community and the mining activities. During the construction of this berm, special measures will be required to ensure that dust and noise levels are managed for the construction phase;

•

Due to the proximity of the pit to the Fadougou village, a specially-designed blasting regime will be required to ensure the safety of local community members. A blasting assessment confirmed that the proposed approach is implementable and used elsewhere. It is, however, recommended that a blasting awareness and safety program be implemented to ensure that the community is familiar with the blasting schedule, no-go zones etc.;

•

A hazardous materials (HAZMAT) plan is required for the management of hazardous materials during all phases of the Project, with a specific focus on the transportation of the material past local communities and villages;

•

The increased traffic as well as the upgrade of the road between Kéniéba and the site are likely to result in an increase in vehicle accidents and will require the development of a Traffic Management Plan. One of the key aspects of the Traffic Management Plan will be to ensure that communities are educated about road safety;

•

The proposed development will result in a pit as final landform to the local community, and the design of the final landform is important to ensure the safety of the local community as well as their livestock;

•

Various expectations regarding the proposed development were raised by local community members, many of which will not be realised or are simply not implementable by B2Gold and the government of Mali. One such an expectation is the hope of the community of Fadougou to be resettled at the cost of the mine. The study confirmed that there is no need to resettle the community, and this was communicated during the consultation process, although some community members are still hopeful that they will be resettled.

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20.4	Environmental and Social Management Plan

In order to achieve appropriate environmental management standards and ensure that the findings of the environmental studies are implemented through practical measures, the recommendations from the ESIS have been used to compile an EMP. The role of the EMP is to assist B2Gold in reducing potential impacts and risks and achieving its environmental objectives as well as fulfilling its commitment to the environment. The EMP will be used to ensure compliance with environmental specifications, monitoring and management measures. The EMP will need to be implemented from site preparation through to decommissioning and closure.

The EMP for the Fekola Project has been compiled in line with the requirements of the relevant legislation of Mali, while also taking into consideration best practice guidelines such as the IFC Performance Standards and associated EHS guidelines.

The EMP has been formulated based on the findings of the ESIS carried out to determine the potential impacts associated with the development and operation of the proposed mine. The measures required to manage and mitigate the impacts associated with the project have been compiled into a series of management plans structured to address the categories of environmental issues as follows:

•	Soils and Land Management, Progressive and Final Closure and Rehabilitation Plan;

•	Surface and Groundwater Management Plan;

•	Integrated Waste Management Plan;

•	Biodiversity Management Plan;

•	Air Quality Management Plan;

•	Noise and Vibration Management Plan;

•	Aesthetics and Visual Impacts Management Plan;

•	Health and Safety Management Plan;

•	Socio-Economic Management Plan and Recruitment Policy;

•	Heritage Management Plan.

Soils and Land Management, Closure and Rehabilitation

The soils and land management program is focused on the minimization of surface disturbances associated with the mining and related operations and the concurrent rehabilitation of such disturbances and final landforms. The plan includes commitments to:

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•	Prepare and implement a comprehensive rehabilitation program based on the principle of progressive rehabilitation from the preparation phase of the Project, throughout the LOM and post-closure;

•	Rehabilitate all exposed areas as soon as the disturbing activity has ceased, to an approximation of the natural conditions;

•	Minimise land disturbance through utilisation of a “permit to disturb” and “maintenance of disturbed land” register;

•	Rehabilitate all disturbed areas through a continuous rehabilitation plan;

•	Rehabilitate all borrow pits left behind during construction activities;

•	Stockpile all stripped soils in accordance to established fertility zones for future use in rehabilitation.

Visual and Topography

The visual and topographical impacts associated with the project are expected to be mitigated by the creation of ecologically sustainable final landforms. Ecological sustainability requires that consideration is given to the both the physical configuration of the final land forms as well as the sustainability of vegetative covers and screens.

Soils, Land Capability and Land Use

The conservation and use of soils in the rehabilitation process is important to the success of the process and also comprises a significant portion of the closure costs due to the scale of the stripping, stockpiling and soil replacement process. The EMP stipulates that:

•	Sensitive soils and wet based materials should not be impacted if at all possible, but where this is inevitable, these materials should be stockpiled separately;

•

Soil stripping should only occur where soils are to be disturbed by activities that are described in the design report, and where a clearly defined end rehabilitation use for the stripped soil has been identified;

•

Vegetation should be stripped and stored as part of the utilizable soil. However, the requirements for moving and preserving fauna and flora according to the biodiversity action plan should also be considered;

•	Soils should be handled in dry weather conditions so as to minimise compaction;

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•	At least 500 mm of soil should be stripped from disturbed areas, with 750 mm wherever possible;

•	Utilizable soil should be stripped to a depth of 750 mm or until hard rock/calcrete is encountered;

•	Stockpiling areas should be identified in close proximity to the source of the soil to limit handling and to promote reuse of soils in the correct areas;

•	Soils stockpiles should be demarcated and clearly marked to identify both the soil type and the intended area of rehabilitation;

•	Enhanced growth of vegetation on the soil stockpiles and berms should be promoted (e.g. by means of watering and/or fertilisation);

•	Stockpiles should be protected by storm water diversion berms to prevent erosion

•	Soil stockpile and berm heights should be constructed so as to minimise compaction and damage to the soil seed pool;

•	Use of equipment and human and animal movement on the soil stockpiles should be kept to a minimum;

•	Stockpiled soil will be used to rehabilitate disturbed sites. The rehabilitation process should include:

–	The replacement of a minimum of 300 mm of soil to disturbed areas and final landforms;
–

The analysis of a representative sampling of the stripped and stockpiled soils to determine their nutrient status and chemistry and the potential need for amelioration or application of fertilizers and seed supplements;

–	The implementation of erosion control measures to ensure that the soil is not washed away and that erosion gullies do not develop prior to vegetation establishment;
–	Fencing of re-vegetated areas to restrict access by animals until the vegetation is self-sustaining;
–	Protection of newly seeded/planted areas against compaction and erosion (Vetiver hedges etc.);
–	Measures to limit traffic to areas where vegetation is establishing;
–	Regular checks for pests, diseases, weeds and alien/invasive vegetation treatment / removal as necessary;
–	Repairs and replacement as necessary of any soils damaged by erosion.

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Terrestrial Ecology

The protection of terrestrial ecology will predominantly occur in the project development and implementation phases of the project. Provided that this is done properly little or no additional work would be required at closure. Measures specified in the EMP to protect the terrestrial ecology include:

•	The implementation of an integrated water and waste management plan for the mine;

•	Monitoring of surface water resources both upstream and downstream of the mine site to include both biological and chemical indicators;

•	The re-use of contaminated water and the prevention of discharges of contaminated into the natural drainage systems.

Geohydrology and Groundwater Resources

It is expected that dewatering of the open pit would be required to enable mining. At closure the water table will be allowed to re-establish. It is not expected that water would decant from the open pit to surface. Based on the assessment of the waste and tailings geochemistry it is also not expected that treatment of groundwater water would be required, but this would need to be confirmed through further long term test work as well as ongoing monitoring.

The waste dumps and TSF are expected to be shaped, covered and vegetated as part of the rehabilitation plan in order to reduce oxygenation and rainfall recharge into the facilities. In the long term this will reduce the vertical seepage from the facilities towards the underlying weathered material and fractured rock aquifers.

Hydrology and Surface Water Resources

It is expected that the development of the mine and associated infrastructure would be based on the diversion of clean water runoff around the mine and the containment and re-use of potentially contaminated water runoff from disturbed areas. It is expected that the diversion works, including the river diversion, would be constructed during the project development phases and remain as permanent features of the post closure landscape and would not require additional work at closure. As the covering and vegetation of disturbed areas takes place the quality of surface water runoff is expected to improve and be suitable for release to the environment.

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Air Quality

Air quality impacts will be associated predominantly with development and operation of the mine. The shaping, covering and vegetation of the landforms remaining at closure are expected to reduce the generation of dust from those areas to levels similar to the surrounding areas.

20.5	Environmental and Social Monitoring Plan

A monitoring plan has been developed for the project. The following aspects are addressed as part of the monitoring plan:

•	Water quality

•	Surface and ground water quality

•	Impact on surrounding supply boreholes

•	Air quality

•	Noise

•	Blasting and vibration

•	Aquatic environment

•	Livelihoods

20.6	Closure Plan

A conceptual closure plan was developed in support of the ESIS. In the absence of specific legislation pertaining to the rehabilitation and closure of mining operations in Mali the closure planning process was structured so as to conform to the requirements of the Equator Principles and those stipulated in South African legislation. The estimates of rehabilitation, closure and aftercare costs have been structured to distinguish between rehabilitation and closure costs incurred during the life of mine and those that will be incurred at closure.

It is expected that rehabilitation funding guarantees would be provided to the regulatory authorities based on the expected extent of surface disturbances at selected points throughout the life of mine and the success of ongoing rehabilitation and closure works.

The total surface disturbance associated with the Project at the time of the ESIS completion was estimated at 605 ha.

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The conceptual closure plan is based on the assumption that the commitments to minimise surface disturbances and environmental impacts are implemented and that they are successful. It is assumed also that:

•	Rehabilitation work will be on-going as part of the operational phase;

•	Closure considerations will be reviewed and incorporated into the design phase;

•	A detailed decommissioning and closure plan will be developed as part of the operational activities and must be reviewed every 12 months.

The objective of the rehabilitation closure process is to restore as much as possible of the area disturbed during the operation of the mine to a land use as close as possible to that previously practiced before mining operations. While the total area disturbed may ultimately be different to that surveyed, the objective would be to maintain the balance of land use and return as much of the area disturbed to productive use.

For reasons of health and safety, and in order to protect certain rehabilitation works from damage, portions of the mine lease area may be designated as exclusion zones. Natural soil covers and vegetation will as far as possible be re-established over these areas but access by humans and/or livestock will be discouraged due to potential health and safety concerns. Examples of possible exclusion zones would include the high wall of the final void of the open pit and the final void itself. Rehabilitation and closure of areas disturbed in mining and related operations will be considered to be complete when:

•	All structures, equipment and infrastructure not consistent with the post closure land use have been decommissioned, demolished and removed from site;

•

Ownership of all remaining infrastructure and services required to support the proposed post closure land use have been formally transferred to the local authority responsible for the administration of the area;

•	The area has been made safe for all post closure land users and livestock;

•	All surface disturbances and remaining landforms are structurally and ecologically stable and have sustainable soil and vegetation covers where applicable;

•	Surface water management structures are in place and are free of damage due to erosion;

•	All surface and groundwater discharges from the site satisfy agreed target water quality objectives.

Based on the estimate of costs prepared in support of the ESIS, it was expected that the total cost of rehabilitation and closure activities associated with the Project would be $13.1 M, of which $3.9 M would be expended in the concurrent rehabilitation process. The remainder of $8.6 M would be expended at decommissioning and closure of the mining and processing operations, including maintenance and aftercare of the last of the civil works and vegetation establishment which is expected to cost $0.6 M.

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These provisional closure cost estimates would be updated on completion of more detailed studies.

20.7	Permitting

The Fekola Project was awarded its environmental permit on 9 May, 2013 and an exploitation license on 14 February 2014.

The following key environmental-related permits and authorisations are considered applicable to the Project:

•

Law 02-006 of January 2002: any person wanting to engage in mining activities likely to affect the quality or flow of water is required to apply for a permit to the relevant authority. Ground water abstraction requires a permit from the relevant authority, while no public water may be diverted without the Water authority’s prior authorisation.

•

Decree 01-394: Any new solid waste facility as well as collecting, sorting or recycling is subject to an authorisation from the Minister of the Environment. No land that has been used as a solid waste facility can be used for building purposes without the Minister of the Environment’s prior authorisation.

•	Decree 01-395: The disposal of industrial used water is subject to the relevant authority’s authorisation, as well as the establishment of a waste water treatment facility.

•

Order 99-032: Mine operators should comply with the provisions relating to hazards to personnel health and safety, and with the provisions relating to the transport, storage and use of explosives. They should implement international protection and prevention standards.

•

Law 01-20: Regulates the holding and use of chemicals in an industrial establishment. Industrial establishments likely to have and/or dispose of persisting organic pollutants are subject to a facility audit.

The Project does not currently have any water permits. All permits required for the extraction and use of water will be obtained once water requirements and water sources have been better defined.

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The actual number and type of permits required, and determination of which regulatory authorities will be involved in permit grant will be established during future more detailed studies.

20.8	Comments on Section 20

An ESIS was successfully completed for the Fekola Project and submitted and approved by the relevant environmental authorities during 2013. The Project is being undertaken with due consideration of the biophysical, social and economic factors, as well as the relevant Mali legislative requirements, Equator Principles and IFC Performance Standards. The economic benefits of such a development are numerous, however, as in any mining project of this nature, there also negative impacts which will require planning, monitoring and mitigation during construction, operation, decommissioning.

None of the impacts identified during the ESIS are considered as fatal flaws and as indicated, high significant impacts, after implemented mitigation measures, if implemented, will be of low to medium significance. Considering the above, there are currently no impacts identified that would prevent the Project from going ahead.

Subsequent to the approval of the ESIS, certain changes were made to the project description that will require updating of specific specialist studies, such as the air quality impact assessment, geohydrological assessment and noise impact assessment. It is anticipated that the ESIS will require updating and the undertaking of additional studies, and that the environmental and social impacts of the proposed changes will be assessed during an ESIS update. Following the completion of the ESIS addendum the document must be presented to the authorities for consideration.

The estimates of closure costs have been based on the assumption that the rehabilitation of the mine would be carried out in conjunction with operations the mine staff. Provision has been made separately for the retention of the staff and equipment necessary to attend to the rehabilitation and closure of the mine after the cessation of mining and processing operations. The rehabilitation and closure of the mine is expected to be completed within 12 months of the cessation of operations.

The estimate of costs does not address the possibility of unplanned or premature closure which would form the basis of the provision of a rehabilitation fund or guarantee to the authorities. The rehabilitation fund or guarantee would be based on an estimate of the likely surface disturbance and hence scale of the closure obligations at specified periods in the life of the mine and would probably require the inclusion of provisions for:

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•	Unmeasured works and variations in the scale of the works, expressed as a percentage (~10%) of the value of the measured works;

•	Contractors’ preliminary and general costs expressed as a percentage (~30%) of the value of the measured works and contingency;

•	Design and project management of the closure process, expressed as a percentage (~5%) of the value of the measured works, contingencies and contractors’ preliminary and general costs.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Cost Estimates

21.1.1	Introduction

The capital cost estimate for the Fekola Project is reported as US$292 million. Industry recognized guidelines for the accuracy of a PEA for capital cost estimates is ±40%. Consequently, the reported capital cost should be considered as US$292 million ±40% with the upper limit being in the order of US$400 million. A summary of estimated capital costs, exclusive of contingencies, is indicated in Table 21-1.

The costs include initial capital cost estimates for the mine, process plant and associated infrastructure, including mobilization and start-up of the mining contractor. They are exclusive of estimating accuracy allowance and before any contingency allocations. Pricing for major equipment is reported to be based on vendor quotations (quotations not supplied for review).

Bulk earthwork estimates are based on preliminary quantities obtained from computer packages. It has been assumed that all engineered fill material will be available on site, principally taken from the waste overburden material from the mining pits.

Storm water controls, internal roads and access control fencing has been priced based on drawings. Potable water costing considers two modular plants; one at the process plant and another at the camp. Similarly, sewage costing allows for treatment plants at both locations.

The estimate considers the following items will be executed and managed by the Owner’s team.

•	Airstrip;

•	Permanent and construction camp;

•	Water treatment and sewage treatment plants;

•	Access road;

•	All mining infrastructure.

Engineering, procurement and contract management (EPCM) costs for these items are not included in Table 21-1.

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Table 21-1: Estimated Capital Costs – Summary

Area	$US millions
Process plant	104.3
General mine and plant infrastructure and earthworks	128.8
Indirect costs	20.9
Total	254.0

The following items are also excluded from the estimate:

•	Sunk, deferred and replacement capital;

•	Mine rehabilitation and closure costs;

•	Foreign exchange and escalation;

•	All taxes and duties;

•	All costs associated with obtaining permits;

•	All finance costs, including interest payments;

•	Supplier performance bonds and guarantees.

There is also no allowance for start-up and commissioning of the process plant, only the commissioning of specific vendor supply packages.

A review of information that was supplied plus benchmark assessments against similar projects were performed to evaluate that the reported capital cost estimates are to a PEA level.

Comments on this review are presented in the following sub-sections.

21.1.2	Capital Cost Estimate Review

Process Plant Capital Cost Estimate

The buildup of costs included in the process plant estimate is summarized in Table 21-2.

A review of the supplied capital cost estimate spreadsheet (titled “Project CAPEX Estimate.xls”) indicates the following:

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•

Mechanical supply and erection costs include the vendor equipment supply and erection for all feed, comminution, separation, materials handling and ancillary equipment in the process plant, as well as any heavy craneage required to complete those works;

•

Platework supply and erection costs include the fabrication and erection of steel plate chutes, bins, sumps and tanks which form part of the process plant equipment, but are not included in vendor supply packages;

•	Structural supply and erection costs include structural steel members and associated materials for the support of the process and ancillary equipment;

•	“Civils” costs include civil engineering works associated with comminution and process equipment, piping and ancillary equipment, as well clean water and compressed air reticulation;

•	Earthworks and general services costs include earthworks in the process plant area and access roads around the plant;

•	Project services incorporates the EPCM estimated cost for the process plant;

•	Transport includes costs associated with delivering vendor packages, construction materials and construction equipment to site;

•	Electrical and Instrumentation costs account for supply and installation of this equipment;

•	Piping costs includes the supply and installation of pipework within the process plant.

It is considered that the costs are acceptable for a PEA level of study.

21.1.3	General Mine and Plant Infrastructure and Earthworks

The estimated general mine and plant infrastructure and earthworks capital costs are summarized in Table 21-3.

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Table 21-2: Process Plant Capital Costs

Item	$US millions
Mechanicals supply	35.5
Mechanicals erection	3.4
Platework supply	8.1
Platework erection	2.2
Structural supply	3.3
Structural erection	1.9
Civils	10.9
Earthworks and general services	10.3
Project services	11.7
Transport	6.2
Electrical and Instrumentation	8
Piping	2.8
Total	104.3

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Table 21-3: General Mine and Plant Infrastructure & Earthworks Capital Costs

Item	$US millions
Power generation plant (HFO)	33.4
Tailings storage facility (initial)	9.7
Construction and operational camp [1]	22.2
Airstrip	2.3
Plant and mine buildings [2]	16.4
Access road	7
Other (overland piping, raw water, school, sewage treatment plant, water treatment plant, EPCM, etc.)	28.2
Mining start-up costs	9.6
Total	128.8

Note: 1 - includes earthworks and civil, fit out (furniture) and running costs for the construction phase; 2 - includes equipping (furnishings), earthworks and civil costs.

Estimated costs for the tailings storage facility are reported to have been determined based on quantities supplied by Epoch. The costs for the power generating plant, construction and operational camps, plant and mine buildings, airstrip and access road were quantified by the responsible consulting engineer together with Papillon.

Mining start-up costs cover establishment, mobilization, clearing and top-soil stripping of the initial areas of the mine.

The capital cost estimate for the power generating plant was reviewed in light of the power demands outlined in the operating cost estimate and information contained in the electrical single line diagram provided. This cost falls within the expected range of prices compared with benchmark projects of a similar nature.

The “Other” category includes items such as the construction of a school, water supply equipment, sewage and potable water treatment plants, overland and mine dewatering pipework and infrastructure EPCM, excluding those areas considered the responsibility of Papillon (see introduction). The cost for the school and EPCM are indicated as allowances. Costs for the water and sewage treatment plants appear to be from vendors although there is no supporting information.

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In the absence of any information detailing the size of aircraft to be used or the frequency of flights to and from the site, it is considered that the cost estimate provided for the airstrip is indicative only and that this will be refined when more detailed engineering is developed as the Project advances.

21.1.4	Indirect Costs

The estimated indirect costs are summarized in Table 21-4.

Project services include quantity surveyor services, safety/health/environment services, consultants and insurance. Except for the insurance cost, which is an amount indicated to be provided by Papillon, all other project services costs are allowances or derived as a percentage of the direct costs estimated.

Pre-production costs include site establishment, site vehicles and security, as well as an allowance ($30,000) for commissioning assistance.

“Owners Costs” were provided by Papillon. There is no supporting information indicating what is included in these costs.

Consumables costs are estimates for lubricants and first fills for process equipment.

Mechanical spares costs are divided into commissioning, operating and strategic spares. In each case, costs are indicated to be derived from information provided by equipment suppliers. Electrical spares are indicated to be for a mill motor only.

21.2	Operating Cost Estimates

Operating cost estimates for mining, processing and general and administrative (G&A) functions are discussed in the following sub-sections.

21.2.1	Mine Operating Costs

The mine operating cost was developed based on bids from five contractors operating in Mali. Table 21-5 is the average of the five contractor estimates for direct mining activities. While the contractors also provided a cost estimate for mobilization, de- mobilization, site establishment, clearing and topsoil removal, those costs are included in mine capital.

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Table 21-4: Indirect Capital Costs

Item	$US millions
Project services	3.4
Pre-production	2
Owner costs	6
Consumables	2.6
Mechanical equipment spares	6.6
Electrical equipment spares	0.3
Total	20.9

Table 21-5: Mine Operating Costs

Item Description	Value (US$ M)
Management Fee	114.03
Drill and Blast	131.93
Excavate, Load and Haul	324.62
ROM Rehandle	9.23
Total Estimated Contract Sum	579.81

The Owner’s portion of mining cost was estimated based on first principles and consists of the technical labor portion to support mining activities performed by the mining contractors. The cost for sampling and assaying are incorporated into the process cost estimate. The Owner’s cost was estimated to be $1.08 M per year.

It should be noted that the contractor’s estimates were based on an earlier mine plan than presented in this PEA. Although similar in nature, the total tonnage movement from the pit as provided to the contractors was 144.5 Mt compared to 183.3 Mt in this PEA. Based on the previous material movement, the contract mining cost per tonne was estimated to be $4.01/t of material mined. Combined with the Owner’s mining cost portion, which equates to $0.06/t of material mined, bringing the total mining cost to $4.07/t of material mined.

A review of the mine operating costs as compared to benchmark evaluations against similar-sized projects indicates the costs are adequate for a PEA level of study. It is further considered that there is room for optimization and possibly a consequent reduction in costs during more advanced studies.

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21.2.2	Process Operating Costs

The average process operating costs are summarized in Table 21-6.

The estimated labor costs are reported to be based on data supplied by Papillon Resources for Mali. A total of 96 people working two 12 hour shifts are indicated to be required to operate the process plant. There is an organogram included in the Papillon PFS reflecting the organizational structure.

The proposed laboratory for the project is to be designed, equipped and operated by SGS. It is indicated that SGS has provided an estimated cost to operate the laboratory. The cost includes a fixed fee plus a variable cost based on number of samples assayed. The cost of $0.28 reflects the fixed cost and assaying of 7,465 samples per month.

The maintenance cost estimate ($1.50/t mill feed) includes an allowance for maintenance of the comminution circuit, as well as general maintenance requirements around the plant; includes mechanical, platework, piping and electrical and instrumentation.

The study considers the tailings storage facility is managed and operated on a contract basis. A cost of $0.30/t mill feed is reported for this contract.

Estimated energy costs include electrical power and process heating requirements. Requirements for mine dewatering, process and raw water supply pumps, camp or office buildings and change house are excluded. Electricity is supplied by on site generators. Electrical power consumption is reported to be based on average running loads and utilization factors for process plant equipment. The unit price for electricity is reported as US$0.22/kWh.

Estimated reagent and consumables cost is $6.25/t mill feed. Consumption rates are based on laboratory test work, vendor recommendations and in-house data supplied by the consulting engineering company who prepared the cost estimate. Costs of reagents and consumables are based on a combination of vendor budget quotations, information from Papillon and in-house data from the responsible consulting company who prepared the estimate.

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Table 21-6: Process Plant Operating Costs (per tonne of mill feed processed)

Item	$US/t Mill Feed
Labor	1.86
Laboratory	0.28
Maintenance	1.50
Tailing Management & Operations	0.30
Energy	9.33
Reagents	4.80
Grinding Media	1.35
TOTAL	19.42

Notes:
1 - Indicated as US$0.29 in DRA (2013) report (Table 11 Section 15)
2 - Indicated as US$9.34 in DRA (2013) report (Table 5 Section 15)
3 - Indicated as US$4.79 in DRA (2013) report (Table 7 Section 15)
4 - Indicated as US$19.40 in DRA (2013) report (Table 12 Section 15)

All supporting information for the process operating cost was not supplied. In addition to reviewing what information was supplied, benchmark comparisons against similar gold processing projects were also performed. The processing operating costs in the supplied study document are considered acceptable for a PEA-level of study. The unit price for electricity (US$0.22/kWh) is expected to increase as additional information on power generator requirements is determined.

21.2.3	General and Administrative Operating Costs

The general and administrative costs allowance is reported as $2.50/t of mill feed. It is reported that these costs include:

•	Management and administrative personnel costs;

•	Office supplies and related costs;

•	Insurance;

•	Licenses, permits, right and fees;

•	Independent contractors and consultants;

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•	Public relations and social programs;

•	Communications and emergency response planning (ERP);

•	Training and travel costs;

•	Safety, health, environmental and quality (SHEQ) monitoring and auditing;

•	Gold refining and marketing costs.

These costs were developed and provided by Papillon as a flat rate per tonne of mill feed. Benchmark comparisons against similar gold projects indicate this cost is acceptable for a PEA level of study.

21.3	Risks and Opportunities

A summary of risks and opportunities associated with the Fekola Project capital and operating costs estimates are presented below.

21.3.1	Risks

The potential risks to the reported capital cost estimates include:

•	Equipment costs: Due to a lack of supporting information it is not possible to confirm that vendor estimates include all necessary components;

•	Relevance of supplied equipment costs with respect to 2014. Costs may not reflect current pricing as most prices were developed in 2012;

•	Cost for commodities and construction equipment. Material takeoffs require better definition;

•	Basis of cost for work packages from different vendors (DRA, Epoch, Papillon, etc);

•	Accuracy of infrastructure and indirect costs. A number of these costs are based on allowances.

The potential risks to the reported operating cost estimates include:

•	Reagent prices;

•	Labor costs;

•	Energy consumption;

•	Fuel costs;

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•	Changes to contract mining costs due to significant changes in the mine plan.

21.3.2	Opportunities

Opportunities to improve accuracy and confidence in the reported capital cost estimates include:

•	Refine material take-offs;

•	Improve basis of estimates for indirect costs;

•	Obtain vendor quotations to replace costs where allowances have been assumed;

•	Update costs to better reflect current prices.

Possible opportunities apparent in the report operating cost estimate include:

•	Reagent consumption;

•	Comminution power requirements;

•	Sources of fuel supply for power generation;

•	Potential to reduce contract mining costs when a more detailed mine plan and production schedule becomes available;

•	Potential to go to Owner-mining and reduce mining costs.

21.4	Comment on Section 21

It is considered that the reported operating and capital cost estimates are acceptable for a PEA level of study. Minimal information was supplied to support the cost estimates. The information that was supplied was reviewed, plus benchmark assessments were performed against similar projects. It is recommended that supporting information is supplied to increase the confidence in the reported cost estimates.

Industry-recognized guidelines for the accuracy of a PEA for capital cost estimates are ±40%. Based on the data reviewed, together with the information provided, and considering the age of costs used in developing the reported cost estimates, it is considered that the Project’s capital cost estimate is more likely to be at the upper limit of the level of accuracy.

With regard to the operating cost estimate, it is recommended that a ±35% sensitivity analysis on Project cashflow be conducted.

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22.0	ECONOMIC ANALYSIS

22.1	Caution and Forward-Looking Information Statements

The results of the economic analysis discussed in this section represent forward- looking information as defined under Canadian securities law. Actual results may differ materially from those expressed or implied by forward-looking information.

Forward-looking statements include, but are not limited to, statements with respect to the economic and feasibility parameters of the Fekola Project: the cost and timing of the development of the Project; the proposed mine plan and mining method, stripping ratio, processing method and rates and production rates; grades; projected metallurgical recovery rates; infrastructure, capital, operating and sustaining costs; the projected life of mine and other expected attributes of the Fekola Project; the net present value (NPV) and internal rate of return (IRR) and payback period of capital; cash costs and all-in sustaining costs; the success and continuation of exploration activities; estimates of Mineral Resources; the future price of gold; the timing of the environmental assessment process; government regulations and permitting timelines; estimates of reclamation obligations that may be assumed; requirements for additional capital; environmental risks; political risks; and general business and economic conditions.

All forward-looking statements in this Report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this Report, where applicable. In addition to, and subject to, such specific assumptions discussed in more detail elsewhere in this Report, the forward-looking statements in this Report are subject to the following assumptions:

•	There being no signification disruptions affecting the future development and operation of the Project;

•	The exchange rate assumptions for the foreign currencies in which quotes were provided and U.S. dollar being approximately consistent with the assumptions in the PEA;

•	The availability of certain consumables and services and the prices for diesel, fuel oil, reagents, electricity and other key supplies being approximately consistent with assumptions in the PEA;

•	Labour and materials costs being approximately consistent with assumptions in the PEA;

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•	Permitting and arrangements with local peoples being consistent with current expectations;

•	The timelines for exploration and development activities on the Project;

•	All environmental approvals, required permits, licenses and authorizations will be obtained from the relevant government bodies and other relevant stakeholders within the expected timelines;

•	Certain tax rates, including the allocation of certain tax attributes to the Project;

•	Assumptions on ownership may change when the new operating company has been formed and the convention has been negotiated;

•	The availability of financing for B2Gold’s development activities;

•

Assumptions made in Mineral Resource estimates, including current mineral title being maintained; geological interpretation, grade, recovery rates, gold price assumption, assumptions used in assessment of reasonable prospects of economic extraction; and general business and economic conditions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the PEA and economic parameters discussed herein not being realized; decrease of future gold prices; cost of labour, supplies, fuel and equipment rising; actual results of current exploration; adverse changes in Project parameters; discrepancies between actual and estimated production, Mineral Resources and recoveries; exchange rate fluctuations; delays and costs inherent in consulting and accommodating rights of local peoples; title risks; regulatory risks and political or economic developments in Mali; changes to tax rates; risks and uncertainties with respect to obtaining necessary surface rights and permits or delays in obtaining same; risks associated with maintaining and renewing permits and complying with permitting requirements; and other risks involved in the gold exploration and development industry; as well as those risk factors discussed elsewhere in this Report.

B2Gold and the Qualified Persons who authored this Report undertake no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

The PEA includes an economic analysis that is based on Mineral Resources. Preliminary technical and economic considerations have been applied in this study; additional more detailed engineering studies are needed to enable reporting of Mineral Reserves; there is no certainty that the Preliminary Economic Assessment based on these Mineral Resources will be realized. Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

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22.2	Methodology Used

The economic and financial evaluation of the Fekola deposit was based on:

•	The technical inputs obtained by the key discipline areas of mining, environment, geology, infrastructure, and plant and process;

•	Socio-economic information obtained during the ESIS;

•	The combination of economic assumptions from Papillon and of the Malian economy;

•	The implementation of a financial model based on an assumption of discounted free cash flow.

The financial model assumes:

•	Revenue from gold only;

•	Income tax calculations are undertaken according to regulations in Mali with specific assumptions detailed in Section 22.3;

•	The Project will be debt financed;

•	A discount rate of 10% and escalation/inflation rates as detailed in Section 22.3;

•	Sunk costs, defined as all expenses incurred until a construction decision is made, are excluded from the economic evaluation.

22.3	Financial Model Parameters

The base case assumptions used in the financial model are listed in Table 22-1.

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Table 22-1: Main Financial Model Assumptions (dollar figures in US$)

Parameter	Units	Value
Gold price	$/troy ounce	$1300
Discount rate	%	10.0%
Equity financing	%	0%
Debt financing	%	100%
Repayment term	Years	3.0
Tax holiday	Years	3.0
Corporate tax rate	%	25.0%
Government royalty	%	3.0%
Tax on gold sales	%	3.0%
Mining costs	$/t mined	$4.07
Mill feed mining cost	$/t mill feed mined	$2.25 (incremental)
Processing cost	$/t mill feed processed	$19.40
G&A costs	$/t mill feed processed	$2.50
Installation capital	M$	$300.0
Sustaining capital	%	2.75% of operating costs
Mining fleet	M$	$0.0 (assumes contractor mining)
Salvage value	M$	$25.0 (end of mine life)
Closure costs	M$	$10.0 (end of mine life)

22.3.1	Mineral Resource, Mineral Reserve, and Mine Life

The January 2013 PEA Mineral Resource estimate as provided in Section 14 was used as the basis for the PEA study. The pit selected for the PEA study was based on a gold price of $1,300/oz. Mine planning and process feed schedules were developed and a higher-grade case was selected for the financial evaluation. The base mining schedule produced 45.4 M dry tonnes of mill feed at an average gold grade of 2.27 g/t. The selected schedule contains 34.0 M dry tonnes of mill feed at a grade of 2.73 g/t (utilizing a higher cutoff grade of 1.1 g/t) and contains 149.3 M tonnes of waste. The schedule is based on an annual processing rate of 4.0 M dry tonnes. This resulted in a mine life of approximately 8.6 years. LOM gold production is 2.76 million troy ounces from 2.98 million contained ounces. This results in average annual LOM gold production of approximately 306,000 troy ounces.

22.3.2	Metallurgical Recoveries

Annual average metallurgical gold recoveries in the financial model ranged between 92.2% and 93.3% with an average LOM recovery of 92.7%.

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22.3.3	Smelting and Refining Terms

Smelting and refining contracts for the Project have not been negotiated. For the purpose of the financial model, the gold price used is considered net of smelting and refining costs.

22.3.4	Metal Prices

The base gold price used in the financial model is US$ 1300 per troy ounce. No silver credits were included. Sensitivity analysis has been done at gold prices between US$1,000 and US$1,600 per troy ounce. These results are shown in Section 22.5.

22.3.5	Operating Costs

Operating costs details are presented in Section 21.2. Unit operating costs used in the financial model are: mining at US$4.07 per total tonne mined and an incremental mill feed mining cost of US$2.25 per tonne of mill feed; processing cost of US$19.40 per tonne processed; and a general and administrative cost of US$2.50 per tonne of mill feed processed.

22.3.6	Capital Costs

The capital costs discussed in Section 21.1 total US$254 million. These costs did not include a number of items such as an airstrip, permanent and construction camp, access road improvements, and mine infrastructure. The financial model used a total installation capital of US$300 million. Sustaining capital costs were estimated at 2.75% of operating costs, and totalled approximately US$56.8 million over the approximate nine-year mine life.

22.3.7	Royalties

A 3% NSR royalty is paid to the government of Mali.

22.3.8	Working Capital

Working capital has been included in the financial model as a gold inventory lockup of 174 kg (5,421 troy ounces) for a period of two months. These ounces were then credited back in the last year of production.

22.3.9	Taxes

Taxes included in the economic model include a 25% corporate tax, and it has been assumed that the Project will benefit from a three-year tax holiday.

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Gold sales are subject to a 3% sales tax. This has been included in the economic model. Together with the 3% royalty this means the Project is subject to an effective 6% royalty.

Value added taxes and duties have been included in the capital and operating costs as appropriate.

22.3.10	Closure Costs and Salvage Value

Closure costs of US$10 million and a salvage value of US$25 million have been assumed in the financial model. Both of these values were applied at the end of the mine life.

22.3.11	Financing

Papillon assumed that the Project would be 100% debt financed at a funding rate of 3.5%, and a repayment term of three years. It was also assumed that the government would have a 10% free carry interest which Papillon would have to fund.

B2Gold would possibly consider other financing alternatives included cash from other operations, a corporate line of credit and/or equity financing.

22.3.12	Inflation

The financial model assumes a CPI rate of 2.5%. This factor has been applied starting in Year -1 of the model through closure in Year 10. This is the only adjustment factor used in the model other than the Project discount rate. No attempt was made to adjust monetary exchange rates.

22.4	Financial Results

The Project demonstrates robust economics, a low cash cost, high IRR, and very positive NPV at the base case assumptions of a 10% discount rate and a gold price of US$1,300 per troy ounce. Key economic results include:

•	Pre-tax NPV of US$850 million and an IRR of 67%;

•	Post-tax NPV of US$560 million and an IRR of 57%;

•	Average life-of-mine operating cash cost of US$580 per troy ounce;

•	Average life-of-mine all-in-sustaining cost of US$725 per troy ounce;

•	Average annual revenue of US$375 million;

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•	Average annual operating cash flow (pre-tax, post royalties) of US$190 million;

•	C1 cash cost $582 oz/t

•	C2 cash cost $603 oz/t

•	C3 cash cost $728 oz/t

The financial analysis on an annualized basis is presented in Table 22-2. Year 9 production is not a full production year; the actual mine life in the PEA is 8.6 years.

22.5	Sensitivity Analysis

Gold price and Project discount rates were used to evaluate the sensitivity of the project economics. Models were run using discount rates of 0%, 5% and 10%, and gold prices ranging from US$1,000 to US$1,600 per troy ounce. This analysis was done with both a pre-tax and post-tax considerations and the results are shown in Tables 22-3 and Table 22-4. Due to the precision of a PEA study, NPV values have been rounded to the nearest US$10 million.

In all cases, including the lowest-case post-tax model using a 10% discount rate and a gold price of US$1,000, the NPV is positive, and the IRR remained above 20%. At lower discount rates and higher gold prices, the Project exhibits very strong economic results.

An analysis was performed on the pre-tax sensitivity to capital and operating costs. The results are included in Table 22-5 and Table 22-6 respectively. The base case is highlighted in each table.

Gold recovery, mill feed grade and gold price each have a similar effect on the Project economics as gold sales are the only source of revenue.

A 10% change in operating and capital cost results in NPV changes of approximately 13% and 4%, respectively, assuming a 10% discount rate. In summary, the Project economics are most sensitive to gold price, mill feed grade and gold recovery. These all have similar effects on the economic model followed by operating costs and then capital costs.

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Table 22-2: LOM Cashflow

	Year 0 (pre- production)	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Mine Plan Mill Feed
Total Material (tonnes)	45,384,768	45,116,616	38,621,973	33,487,581	27,679,118	21,873,604	16,207,916	11,396,632	6,642,226	2,235,945
Mill Feed Mined (tonnes)	268,152	6,494,643	5,134,392	5,808,463	5,805,514	5,665,688	4,811,284	4,754,406	4,406,281	2,235,945
Grade (g/t Au)	2.19	2.22	2.15	2.12	2.01	2.51	2.15	2.45	2.47	2.55
Contained metal (oz Au)	587	14,390	11,051	12,322	11,658	14,200	10,362	11,660	10,893	5,704
Waste Movement
Internal Waste (tonnes)	3,643,481	18,276,597	19,293,475	18,842,531	18,982,073	19,185,546	17,027,470	11,212,885	8,271,507	3,193,258
Total Movement (tonnes)	3,911,633	24,771,239	24,427,867	24,650,994	24,787,587	24,851,234	21,838,754	15,967,292	12,677,788	5,429,203
Strip Ratio (mill feed to waste)	13.59	2.81	3.76	3.24	3.27	3.39	3.54	2.36	1.88	1.43
Mill Feed to Plant
Opening stockpile (tonnes)	—	268,152	3,046,129	4,180,521	5,988,984	7,794,498	9,460,186	10,271,470	11,025,876	11,432,157
Mined during period (tonnes)	268,152	6,494,643	5,134,392	5,808,463	5,805,514	5,665,688	4,811,284	4,754,406	4,406,281	2,235,945
Feed to plant (tonnes)	0.00	3,716,666	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	2,249,000
Grade to plant (g/t Au)	0.00	2.95	2.53	2.56	2.53	2.98	2.77	2.78	2.61	2.95
Closing stockpile (tonnes)	268,152	3,046,129	4,180,521	5,988,984	7,794,498	9,460,186	10,271,470	11,025,876	11,432,157	11,419,102
Run-of-mine Feed
ROM Mill Feed to Process Plant (tonnes)	—	3,716,666	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	2,249,000
ROM Feed Grade (g/t Au)	—	2.95	2.53	2.56	2.53	2.98	2.77	2.78	2.61	2.95
Contained Metal in Process Feed (kg Au)	—	10,963	10,138	10,226	10,123	11,909	11,072	11,133	10,450	6,626
Contained Metal in Process Feed (oz Au)	—	352,462	325,937	328,760	325,455	382,876	355,989	357,919	335,970	213,020
Process
Tonnes to Process (tonnes)	—	3,716,666	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	4,000,000	2,249,000
Process Feed Grade (g/t Au)	—	2.95	2.53	2.56	2.53	2.98	2.77	2.78	2.61	2.95
Contained Metal in Process (kg Au)	—	10,963	10,138	10,226	10,123	11,909	11,072	11,133	10,450	6,626
Process Recovery %)		93.1	92.3	92.2	92.2	93.0	92.9	92.9	92.7	93.3

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	Year 0 (pre- production)	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Process Recovered (kg Au)	—	10,203	9,361	9,429	9,334	11,081	10,284	10,341	9,687	6,179
Process Recovered (oz Au)	—	328,039	300,952	303,135	300,084	356,260	330,639	332,456	311,448	198,647
Inventory
Opening Inventory (kg Au)	—	—	174	174	174	174	174	174	174	174
Production (kg Au)	—	10,203	9,361	9,429	9,334	11,081	10,284	10,341	9,687	6,179
Sales (kg Au)	—	10,029	9,361	9,429	9,334	11,081	10,284	10,341	9,687	6,353
Sales (oz Au)	—	322,436	300,952	303,135	300,084	356,260	330,639	332,456	311,448	204,250
Closing Inventory (kg Au)	—	174	174	174	174	174	174	174	174	—
Financial Analysis
Gold Price (US$/oz Au)	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300	1,300
Gold Sales ($’000)	—	419,167	391,237	394,075	390,109	463,137	429,831	432,193	404,882	265,526
Government Royalty ($’000)	—	25,150	23,474	23,644	23,407	27,788	25,790	25,932	24,293	15,932
Net Mineral Sales ($’000)	—	394,017	367,763	370,430	366,703	435,349	404,041	406,261	380,589	249,594
Operating Cost Estimates		25.89
Waste Mining ($'000)	15,083	93,278	94,799	96,828	98,957	100,709	92,784	73,765	59,288	21,507
Unit Cost Mining ($/t mined)	3.86	3.77	3.88	3.93	3.99	4.05	4.25	4.62	4.68	3.96
Mill Feed Mining ($'000)	783	18,964	14,992	16,961	16,952	16,544	14,049	13,883	12,866	6,529
Unit Cost Mining ($/t ore mined)	2.92	2.92	2.92	2.92	2.92	2.92	2.92	2.92	2.92	2.92
Process Costs ($'000)	—	72,103	77,600	77,600	77,600	77,600	77,600	77,600	77,600	43,631
G&A ($'000)	—	9,292	10,000	10,000	10,000	10,000	10,000	10,000	10,000	5,623
Total Operating Costs ($’000)	15,866	193,638	197,391	201,389	203,509	204,853	194,433	175,248	159,754	77,289
Cost per Ounce ($/oz Au)	—	590.29	655.89	664.35	678.17	575.01	588.05	527.13	512.94	389.08
Mining–Waste ($’000)	—	284.35	315.00	319.42	329.77	282.68	280.62	221.88	190.36	108.27
Mining–Mill Feed ($’000)	—	57.81	49.82	55.95	56.49	46.44	42.49	41.76	41.31	32.87
Process ($’000)	—	219.80	257.85	255.99	258.59	217.82	234.70	233.41	249.16	219.64
G&A	—	28.32	33.23	32.99	33.32	28.07	30.24	30.08	32.11	28.30

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	Year 0 (pre- production)	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Capital Cost
Installation ($’000)	285,000	15,000	2,222							1,331
Sustaining ($’000)	—	4,654	4,654	8,311	8,311	8,311	8,311	8,311	4,654	1,247
Total Capital Costs	285,000	19,654	6,877	8,311	8,311	8,311	8,311	8,311	4,654	2,578
Discounted Cash Flow
Net Mineral Sales ($’000)	—	394,017	367,763	370,430	366,703	435,349	404,041	406,261	380,589	249,594
Operating Costs ($’000)	15,866	193,638	197,391	201,389	203,509	204,853	194,433	175,248	159,754	77,289
Capital Costs ($’000)	285,000	19,654	6,877	8,311	8,311	8,311	8,311	8,311	4,654	2,578
Gross Cash Flow ($’000)	(300,866)	180,725	163,495	160,731	154,882	222,185	201,297	222,703	216,181	169,727
Working Capital Changes (Real Terms Equivalent) ($’000)	49,562	(12,884)	(587)	1,729	1,205	1,084	(871)	(2,374)	(2,432)	(13,414)
Pre—Tax Operating Cashflow ($’000)	33,695	182,841	165,130	162,460	156,087	223,269	200,426	220,328	213,749	157,644
Pre—Tax Cashflow ($’000)	(251,305)	167,841	162,908	162,460	156,087	223,269	200,426	220,328	213,749	156,313
Taxation Attributed ($’000)	—	—	—	47,470	47,003	63,844	54,708	59,130	55,532	41,580
Post Tax Cash Flows ($’000)	(251,305)	167,841	162,908	114,990	109,085	159,425	145,719	161,199	158,217	114,733
Free Carry Dividends($’000)	—	—	(5,277)	(11,417)	(10,811)	(15,830)	(14,456)	(15,986)	(15,666)	(11,340)
Post Tax & Free Carry Cash Flows ($’000)	(251,305)	167,841	157,631	103,572	98,273	143,595	131,263	145,212	142,551	103,392

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Table 22-3: Pre-tax Economic Results at Variable Discount Rates and Gold Prices (base case is highlighted)

Gold Price US$/oz	Pre Tax NPV ($'000,000)			IRR %
	0%	5%	10%
1,000	640	450	320	32%
1,100	890	660	500	44%
1,200	1,150	870	670	55%
1,300	1,410	1,090	850	67%
1,400	1,670	1,300	1,020	79%
1,500	1,930	1,510	1,200	90%
1,600	2,190	1,720	1,380	102%

Table 22-4: Post-tax Economic Results at Variable Discount Rates and Gold Prices (base case is highlighted)

Gold Price US$/oz	Post Tax NPV ($'000,000)			IRR %
	0%	5%	10%
1,000	380	260	170	24%
1,100	560	410	300	34%
1,200	750	570	430	45%
1,300	940	720	560	57%
1,400	1,130	880	700	68%
1,500	1,320	1,040	830	79%
1,600	1,510	1,190	960	90%

Table 22-5Pre-tax Sensitivities to Capital Costs (base case is highlighted)

Gold Price (fixed $US1,300/oz)	Operating Costs		% Change from Base
	NPV@10%	IRR		NPV@10%
130%	730	49%	-14%	-27%
120%	770	54%	-9%	-19%
110%	810	60%	-5%	-11%
Base	850	67%	0%	0%
90%	880	76%	4%	13%
80%	920	86%	8%	29%
70%	950	100%	12%	49%

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Table 22-6: Pre-tax Sensitivities to Operating Costs (base case is highlighted)

Gold Price (fixed $US1,300/oz)	Operating Costs		% Change from Base
	NPV@10%	IRR	NPV	IRR
130%	510	44%	-40%	-34%
120%	630	52%	-26%	-22%
110%	740	60%	-13%	-11%
Base case	850	67%	0%	0%
90%	960	75%	13%	11%
80%	1,070	82%	26%	23%
70%	1,180	90%	39%	34%

22.6	Comments on Section 22

Using the assumptions outlined in the Report, the Project shows robust economic returns.

Capital costs estimates will need to be re-estimated with updated cost information, additional engineering analysis and must include all Project infrastructure. Purchase of the mining fleet (or a leased fleet) should be considered in future capital and operating costs estimates.

Alternative power sources could have a positive impact on operating costs and should be investigated. Owner-mining has the potential to reduce operating costs significantly with either a purchased or leased fleet.

Optimization work should be completed to determine the best economic cutoff grade and processing rate. This has the potential to affect both capital and operating costs, with a net positive effect on overall Project economics.

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23.0	ADJACENT PROPERTIES

This section is not relevant to the Report.

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24.0	OTHER RELEVANT DATA AND INFORMATION

Papillon has continued with metallurgical drilling and testwork since the completion of the Phase I and Phase II testwork. The focus of the new testwork is to support refinement of the process design and flowsheet and development of engineering criteria for advancing the Fekola deposit towards production. Some of the new testwork results are available in reports from the testing laboratories; however, evaluation of these testwork results with respect to incorporation into the process plant design is ongoing.

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25.0	INTERPRETATION AND CONCLUSIONS

The QPs, as authors of the Report, have reviewed the data for the Project and note the following conclusions, interpretations and opinions:

25.1	Mineral Tenure, Royalties and Surface Rights

•	Papillon indirectly currently owns 90% of Songhoi, the Malian holding company for the Project. The remaining 10% interest is currently held by Mani. Papillon is Project operator.

•

On 3 June, 2014, B2Gold entered into a definitive Merger Implementation Agreement with Papillon, under which B2Gold and Papillon agreed to combine the two companies. The combined company will operate under the name of B2Gold and B2Gold will be the Project operator.

•

The Malian Government retains a right to a 10% non-dilutable free carried interest in the capital of a company holding an exploitation license, in addition to an option to acquire another 10% for cash.

•

Under the original joint venture agreement, it was agreed that in case of discovery of a major mine entailing the grant of a 10% participation in the new Malian company to the Government of Mali, each of Central African (being Papillon’s predecessor) and Mani would renounce 5% of their shareholding in the new Malian company in order to convey such 10% participation to the Government.

•

It is B2Gold’s understanding that upon the issuance of the Médinandi Exploitation License, which entails the grant of a 10% participation to the Government of Mali, each of Papillon and Mani would contribute a 5% participation to the Government so that the new Malian company shareholding will be distributed as follows:

–	85% for Papillon;
–	5% for Mani;
–	10% for the Government of Mali.
•

However, it is not certain whether the Project will fall under the 2012 Mining Code, or will be considered to be grandfathered under the previous 1999 Mining Code. This will be determined when the new Malian operating company is established and the convention terms are finalized.

•	Papillon is currently involved in legal proceedings with ZTS.

•

The 75 km2 Médinandi Exploitation License was granted to Songhoi for the Project on 13 February 2014, under permit number 0070/PM-RM. The exploitation license is current for a 30-year term, expiring February 2044. A 3% royalty (mining tax) is payable to the Malian government once production commences, and an additional 3% tax applies to the sale of gold.

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•	Two exploration permits, Menankoto Sud and Bantako Est, held by Songhoi/Papillon are within close proximity of the Médinandi tenement.

•

Papillon has additional tenure holdings in Mali which are at a grass-roots exploration stage. These tenements are not considered to be part of the Project as defined due to their distance from the Médinandi Exploitation License.

•	All of the surface rights in the Project area are under the ownership of the State of Mali and have not been registered to any private entity.

•	Previous farmers and other inhabitants have been relocated from the no-go area, and compensation has been paid. There are no future payments or liabilities associated with the relocation effort.

•

Water extraction permits will be required for process water and potable water. Water extraction requirements and sources have been estimated in the approved ESIS and will provide the guidelines for obtaining the water extraction permits.

•

There is sufficient suitable land available within the exploitation license for the planned tailings disposal, mine waste disposal, and mining-related infrastructure such as the open pit, process plant, workshops and offices.

•	Mining activities are expected to be conducted year-round.

•	B2Gold is not aware of any significant environmental, social or permitting issues that would prevent future exploitation of the Project deposits other than as discussed in the Report.

25.2	Geology and Mineralization

•	The Fekola deposit is considered to be a typical example of a mesothermal vein- style, or orogenic-style gold deposit.

•

Drilling has outlined a mineralized zone that is nearly 4 km long by 300 m wide by 400 m deep (vertical). A higher-grade shoot has been identified in drill core that plunges approximately 20° to the north–northwest and extends over 1,500 m down plunge with variable widths from 10 to as much as 125 m.

•

Mineralization is spatially associated with a segment of the Fekola Fault and hosted in a bimodal sedimentary-volcanic succession that includes fine-grained siliciclastic rock (shales and siltstone), turbidites, mass flow deposits and carbonate rocks. Within this host rock succession, better gold grades occur as disseminations within pervasively-altered rock and within a carbonate–quartz– pyrite vein stockwork system.

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•

Gold mineralisation is preferentially associated with stringers of pyrite parallel to the foliation and in fine disseminated pyrite and minor amounts of copper sulphides (chalcopyrite) as the main sulphide phases.

•

Knowledge of the Fekola deposit settings, lithologies, and structural and alteration controls on mineralization are sufficient to support Mineral Resource estimation and can support preliminary mine planning at the PEA level.

•

Prospects and exploration targets surrounding the Fekola deposit are at an earlier stage of exploration assessment and information available are not currently considered sufficient to support resource estimation.

25.3	Exploration and Drilling

•

Exploration work programs have included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground IP geophysical surveys, airborne magnetic and EM surveys, soil, rock, and termite geochemical sampling, trenching, auger, RAB, air core, RC and core drilling, mineral resource estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and preliminary mining studies.

•

Within the database are a total of 1,355 RC drill holes (149,681 m), 44 holes RC– DD drill holes (13,520 m) and 240 core drill holes (56,804 m). RAB drilling (1,166 holes; 24,115 m), air core drilling (300 holes, 11,257 m), and trenching (one trench, 150 m) were completed as part of early exploration efforts and are not used in support of Mineral Resource estimates.

•

A total of 428 drill holes (80,969 m) was available at the database cutoff date of January 15, 2013 that was used for the PEA mineral resource estimate. A total of 643 drill holes (127,148 m) was available at the data cutoff date of August 5, 2013 for the 2013 resource update.

•

Drill cuttings and core were logged using a set of standardized rock type codes. Drill collars were located using a differential GPS. Downhole surveying was conducted using accepted down-hole survey tools.

•	There does not appear to be a direct relationship between core recovery and gold grade for Fekola.

•

The quantity and quality of the lithological, collar and down-hole survey data collected in the exploration and infill drill programs completed are sufficient to support Mineral Resource estimation and preliminary mine planning.

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25.4	Sample Preparation and Analysis

•	The standard sample length for core, RC and trench samples is 1 m. However, this may be adjusted as appropriate for lithological contacts, structures, or alteration boundaries.

•	Certified reference materials (CRMs), duplicates and blanks are inserted at regular intervals in the sample chain to monitor laboratory performance.

•	Gold is analysed for using fire assay. The primary assay laboratories have been SGS Bamako and SGS Kayes. Neither is formally accredited to ISO17025.

•	A portable X-ray fluorescence instrument and workstation is used to reanalyse samples to obtain multi-element results for selected drill holes.

•

For density determinations, the buoyancy method was used as a standard procedure, except in the very near surface oxidised units, or where core is significantly porous, where the volumetric method was occasionally used.

•

Sample security measures practiced included moving of RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking of sample shipments using industry-standard procedures. B2Gold is of the opinion that core storage is secure because Fekola is a remote camp, access is strictly controlled, and a Papillon representative is always present in the camp.

•	The quality of the gold analytical data is sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories.

25.5	Data Verification

•

A reasonable level of verification has been completed during the work conducted to date, and that no material issues would have been left unidentified from the verification programs undertaken. The data verification programs undertaken on the data collected from the Project adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits, and adequately support the geological interpretations, the analytical and database quality.

•	No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

•	Drill data are typically verified prior to Mineral Resource estimation by comparing data in the Project database to data in original sources.

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•

The quality of the gold analytical data is considered sufficiently reliable to support Mineral Resource estimation without limitations on Mineral Resource confidence categories. The data can be used in preliminary mine planning.

25.6	Metallurgical Testwork

•	The testwork was performed using industry-accepted procedures by reputable testing facilities. The results are acceptable for use in a PEA level of study for process plant design.

•

Comminution test results classify Fekola material as highly competent and moderately abrasive. Gold recovery is sensitive to primary grind size. A primary grind size of 75 µm has been selected for the project based on testing to date. Gravity recoverable gold at this grind size is approximately 20%.

•	Testwork indicates leaching kinetics are rapid; testing to date indicates approximately 90% gold dissolution in approximately 12 hours.

•	Optimizing reagent consumptions needs to be addressed.

•

Metallurgical recoveries for gold for are estimated to range from 89% to 93% on a pre-discount basis (86% to 90% on a post-discount basis). These recovery predictions are acceptable for a PEA level, however, there is insufficient testwork addressing sample variability to support a higher level of study.

•	Metallurgical recoveries show excessive scatter. Development of a geo- metallurgical model will improve confidence in the current predicted metallurgical recoveries.

25.7	Mineral Resource Estimation

•

The January 2013 Mineral Resource estimate forms the basis for the PEA. The estimate was updated in August 2013, to incorporate additional drill data; however, this updated estimate does not support Project economic analyses.

•

Gold mineralisation domains (interpreted at nominal >0.1 g/t gold in composites) and base of weathering were interpreted on 40 m spaced drill cross sections. The sectional strings were used to construct 3D wireframe models. Data distributions were reviewed statistically to support domaining and potential grade top-cuts. Assay data were composited to 2-m downhole intervals.

•

The highest-grade composites were either removed from estimation, or the effect of the high grades was mitigated in the gold estimation by selecting the median rather than the mean as being the average grade of the highest indicator bin.

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•

The mean of the density measurements at 2.77 g/cm3 was used for the density of the fresh rock horizon in the January 2013 PEA Mineral Resource estimate. For the August 2013 Mineral Resource estimate update, the mean of the measurements, at 2.767 g/cm3 was used for the density of the fresh rock horizon. The weathered horizon density has been assumed to be 1.80 g/cm3.

•

Mineral resources are estimated using MIK. Conditional statistics and variograms, for 14 probability thresholds, were generated based on 2 m composites for each model domain. Variance adjustment factors applied to the MIK model produce resource estimates that predict tonnage and grade of material that would be recovered from each panel if the panel were mined using the planned 5 m x 10 m x 5 m SMU as the minimum selection criteria.

•

The majority of panels in areas drilled at 40 m x 40 m spacing or closer are classified as Measured or Indicated; most panels in areas consistently drilled at 80 m x 160 m spacing or broader are classified as Inferred.

•

Mineral Resources are reported above a selected cutoff grade, and within a conceptual LG pit shell. Parameters used for the mineral resource LG shell are based on work completed for the PEA, using a gold price of US$1,550/oz gold. The calculated marginal cutoff grade is 0.6 g/t gold (excluding royalties, selling costs and refining) and is used for resource reporting.

•	The estimates were prepared in accordance with the definitions set out by the 2010 CIM definitions as incorporated by reference in NI 43-101.

•

The January 2013 PEA Mineral Resource estimate, at a cutoff grade of 0.6 g/t Au totals 63,700 kt of Measured and Indicated Mineral Resources at an average grade of 1.91 g/t Au. There is an additional 7,100 kt grading 1.84 g/t Au in the Inferred category.

•

The August 2013 Mineral Resource estimate update at a cutoff grade of 0.6 g/t Au totals 83,700 kt of Measured and Indicated Mineral Resources at an average grade of 1.90 g/t Au. There is an additional 6,900 kt grading 1.69 g/t Au in the Inferred category.

•

An additional 215 drill holes were available at the time of the August 2013 resource update as compared to the January 2013 PEA Mineral Resource estimate (only 56 of these holes (17,020 m) are within the immediate Fekola Mineral Resource estimate limits). The holes drilled close to the limits of the PEA resource supported the interpretations in the January 2013 PEA estimate as to grade and geological continuity, and extended the known down-plunge mineralization extents.

•

Risk factors that could potentially affect the Mineral Resources estimates include the following: variations in the assumptions used to generate the conceptual LG shells, local changes in the models due to faulting and more detailed modelling, the approach used to cap high grades, and variations in the assumed production rate.

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25.8	Mine Plan

•

Contractor mining will be utilized. Tenders were sent to several local contractors in which five contractors responded. The mining contractors provided an equipment list as well as manpower expectations.

•	The Fekola deposit will be mined by conventional open pit mining methods utilizing 90 t off-highway mining trucks and 16.5 m3 hydraulic front shovels.

•	A series of six pit stages were designed using Measured and Indicated Mineral Resources to produce a mine production schedule which would supply 4 Mt of mill feed material annually.

•

Based on a gold cutoff grade of 1.1 g/t, the Project generates about 34 Mt of mill feed material (classified as Measured and Indicated) at a grade of 2.73 g/t Au. Total material moved is estimated to be about 183.3 Mt.

•

The pit design is a reasonable representation of the extractable mineral deposit based on the initial input parameters. The cutoff grade strategy analysis, while reasonable, is somewhat premature given the PEA level of study. This type of analysis is better suited for a higher level of study when more refined data is available.

•

The mined waste rock will be placed in one of three selected waste rock facilities located relatively close to the open pit. One of the waste rock facilities will act as a buffer to the Fadougou village.

•

Equipment productivity requirements were checked against the mine equipment fleet provided by the mining contractors and the comparison is such that the selected equipment is adequate to perform the necessary annual material movement requirements.

25.9	Recovery Plan

•	The processing facility design is based on proven technology and on the metallurgical test work results from the Phase I and Phase II programs

•

The process plant will consist of primary jaw crushing, primary SAG milling and secondary ball milling with gravity recovery, leach feed thickening, CIL, elution and gold electrowinning, and cyanide detoxification circuits, with associated services and ancillaries. The gold will be produced as doré bars ready for shipment to a refinery.

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•	The process plant has been designed to treat 4 Mt/a run-of-mine (ROM) material at an average life-of-mine grade of around 2.2 g/t Au.

•

Testwork to better define metallurgical response and supply engineering criteria for improving the process plant design is ongoing. Metallurgical testwork results to date show a wide scatter of results such that there are both risks and upside opportunities associated with the metallurgical criteria developed to date. Additional variability testing will improve confidence in metallurgical responses.

25.10	Infrastructure

•

The key Project infrastructure will include: access roads; the open pit; a safety berm; WRFs; TSF; diversion channels; ROM stockpile; plant and mine infrastructure; power plant and fuel storage, and an accommodation camp.

•

The existing road that links the Millennium highway and the project site will be upgraded to accommodate larger vehicles and the river crossings will be upgraded to ensure that the site is accessible at all times.

•

The TSF has been designed to accommodate a volumetric storage capacity of 46.4 M dry tonnes over a 12 year life-of-mine. The indicated dam footprint has the potential to accept additional tailings beyond year 12 of operation. Supernatant and storm water collected on and in the dam will be decanted via a submersible pump and pumped back to the plant for re-use as process water.

•	A diversion will be required for a stream that currently flows through the location of the planned open pit.

•

The Project water balance indicates that there will be a shortfall in process make- up water. This ranges from 164,000 m3/month (in the driest month) to 20,000 m3/month (in the wettest month) and a median value of 20,000 m3/month. Makeup water will need to be sourced from the Falémé River or groundwater sources.

•	The total power requirements for the project are estimated at approximately 24 MW. Heavy fuel oil generators are the preferred option for power production.

25.11	Marketing

•	No formal market studies have been undertaken. No contracts are currently in place. It is expected that any future refining contracts would be negotiated within industry norms.

•

The PEA envisages that gold produced at the mine would be shipped from site, with commensurate security arrangements, to a specialist refining company. There are a number of options available to B2Gold in this respect and preliminary discussions have been held by Papillon with refineries in South Africa and Switzerland.

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25.12	Environmental, Social and Permitting

•	An ESIS was completed in 2013. Recommendations from this ESIS have been used to compile an EMP. A monitoring plan has been developed for the Project.

•	The Project development plans are being undertaken with due consideration of the biophysical, social and economic factors, as well as the relevant Malian legislative requirements.

•	Studies completed to date have included: soil, land capability and land use; flora; fauna; water; aquatic environment; and heritage and archaeology.

•

Subsequent to the approval of the ESIS, certain changes were made to the Project description that will require updating of specific specialist studies, such as the air quality impact assessment, geohydrological assessment and noise impact assessment. It is proposed that the ESIS be updated during more detailed studies, and that the changes to the Project will be assessed during an ESIS update. Following the completion of the ESIS addendum the document must be presented to the authorities for consideration.

•

A conceptual closure plan was developed. Based on the estimate of costs it is expected that the total cost of rehabilitation and closure activities associated with the project would be $13.1 M, of which $3.9 M would be expended in the concurrent rehabilitation process. The remainder of $8.6 M would be expended at decommissioning and closure of the mining and processing operations, including maintenance and aftercare of the last of the civil works and vegetation establishment which is expected to cost $0.6 M.

•

Based on the available information it is not expected that water in the open pit or emanating from the waste dumps would produce acid mine drainage. It is important that the potential for the formation of acid mine drainage is closely monitored throughout the development and operation of the mine as any changes in water quality could materially affect the cost of rehabilitation and closure.

•	Public consultation was undertaken at four levels, local, communal, regional and national. A total of 1,052 participants attended the public and focus group meetings.

•

Key concerns raised during the consultation process included the potential for livelihood loss, whether the proposed mine would assist with the development of socio-economic infrastructure in local communities, increases in dust, effects on the communities from potential influxes of outsiders seeking work, and effects on the area from more highway traffic.

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•	No community relocation is currently planned.

•

The Project was awarded its environmental permit on 9 May, 2013 and an exploitation license on 14 February 2014. Additional permits will be required to be granted in support of any future operations. Other key permits that will be required include a groundwater extraction permit, licensing of a solid waste facility, permits to allow treatment of waste and industrial water; consideration will also have to be given to personnel health and safety, and chemical waste disposal.

25.13	Capital Cost Estimates

•

The costs include initial capital cost estimates for the mine, process plant and associated infrastructure, including mobilization and start-up of the mining contractor. They are exclusive of estimating accuracy allowance and before any contingency allocations.

•	A review of information that was supplied plus benchmark assessments against similar projects were performed to evaluate that the reported capital cost estimates are to a PEA level.

•

The capital cost estimate for the Fekola Project is reported as US$292 million. Industry recognized guidelines for the accuracy of a PEA for capital cost estimates is ±40%. The reported capital cost should be considered as US$292 million ±40% with the upper limit being in the order of US$400 million.

•

Based on the data reviewed, together with the information provided, and considering the age of costs used in developing the reported cost estimates, it is considered that the Project’s capital cost estimate is more likely to be at the upper limit of the level of accuracy.

•

Risks noted with the estimates included: lack of documentation with vendor quotes to ensure all components are included in the vendor bid and to reconcile differences between bidders; costs may not reflect current pricing as most prices were developed in 2012; material takeoffs require better definition; and the accuracies for infrastructure and indirect costs where these are based on allowances.

•	Opportunities relate to better constraining the risks identified above.

25.14	Operating Cost Estimates

•

The mine operating cost was developed based on bids from five contractors operating in Mali; however, the contractor’s estimates were based on an earlier mine plan than presented in this PEA. The Owner’s portion of mining cost was estimated based on first principles.

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•	The total mine operating cost is estimated at $4.07/t of material mined.

•

All supporting information for the process operating cost was not supplied. In addition to reviewing what information was supplied, benchmark comparisons against similar gold processing projects were also performed. The processing operating costs in the supplied study document are considered acceptable for a PEA-level of study. The unit price for electricity is expected to increase as additional information on power generator requirements is determined.

•	The LOM process operating cost is estimated at $19.42/t processed.

•

The G&A cost allowance is reported as $2.50/t of mineralized material processed. These costs were developed and provided by Papillon as a flat rate per tonne of mineralized material processed. Bench mark comparisons against similar gold processing projects indicate this cost is acceptable for a PEA level of study. Estimate risks include reagent prices assumptions, estimates of labor and fuel costs, assumptions as to energy consumption, and changes that may arise to the estimates of contract mining costs due to significant changes in the mine plan.

25.15	Economic Analysis

•

The Fekola Project demonstrates robust economics, a low cash cost, high IRR, and very positive NPV at the base case assumptions of a 10% discount rate and a gold price of US$1,300 per troy ounce. Key economic results include:

–	Pre-tax NPV of US$850 million and an IRR of 67%
–	Post-tax NPV of US$560 million and an IRR of 57%
–	Average life-of-mine operating cash cost of US$580 per troy ounce
–	Average life-of-mine all-in-sustaining cost of US$725 per troy ounce
–	Average annual revenue of US$375 million
–	Average annual operating cash flow (pre-tax, post royalties) of US$190 million.

•	The economic results warrant advancing to the Project to more detailed studies.

•

The primary risks associated with the economic results include the gold price, tax assumptions including the three-year tax holiday, and ownership. Until the convention has been negotiated with the Malian government, ownership and tax issues remain as assumptions and estimates.

•

Other risks such as changes in the price of equipment, supplies, construction materials, consumable and labor can have a significant impact on the capital and operating costs. Mali has experienced political unrest which has the potential to negatively affect the Project.

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•

The sensitivity analysis has been done over a wide range of gold prices (US$1,000 to US$1,600) which is a swing of approximately 23% in both directions from the base case of US$1,300 per troy ounce. The base case was also done at a conservative discount rate of 10%.

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26.0	RECOMMENDATIONS

Subsequent to the merger of Papillon and B2Gold, B2Gold intends to proceed with detailed engineering studies.

The proposed work program will consist of two phases, which collectively are estimated at $10–$16.5 million to complete.

The QPs have reviewed the work program proposed by B2Gold, and concur with the program content, phasing, and the allocated budget estimates to complete the work as follows.

26.1	Phase 1

Phase 1 will consist of a complete review of the Project geology focusing on the lithological and structural controls on mineralization. At the end of the review, a new geological model will be prepared for use in generation of an updated resource model. Additional drilling may be required as a result of the review.

All available drill data will be verified, and included as appropriate in the database that is planned to support the updated resource estimate.

A review of the most appropriate assumptions to be used in the conceptual LG shell that will constrain the mineral resource estimate and provide an assessment of “reasonable prospects for eventual economic extraction” will also be undertaken (e.g. throughput rate, selective mining unit sizing, metal pricing, metallurgical recoveries, geometallurgy, operating costs and geotechnical parameters).

The work phase will culminate in an updated resource estimate for the Fekola deposit.

While the initial focus of the program will be on the Fekola deposit, B2Gold will also review exploration targets in the deposit vicinity to determine if there are sufficient data to support initial resource estimates.

This work phase is estimated to cost between $1 and $2.5 million, depending on the amount of targeted drilling, geological re-logging and data verification required.

26.2	Phase 2

The second phase of work will consist of detailed engineering and technical studies. This work will include, but not be limited to:

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•

Metallurgical testwork to ensure that mineralization representative of the initial years of the planned operation is adequately tested; this is likely to include additional metallurgy-specific drilling to ensure that run-of-mine grade material and host lithological unit variability is properly represented in the testwork;

•	Incorporation of results from metallurgical testwork into the process plant engineering design;

•	Collection of additional geotechnical and hydrogeological information in support of pit slope designs and ground water flow assumptions; such information may be gained through drilling or test pits;

•	Consideration of stockpiling options to maximise grade during the early years of mining;

•	Updating mine plans;

•	Review of selected infrastructure locations; consideration of any value engineering potential and site optimizations from alternative sites;

•	Review of sizing of infrastructure and whether any value engineering can be undertaken with respect to the PEA design assumptions;

•	Confirmation of acid rock drainage and metals leaching parameters in support of detailed TSF design and closure cost estimations;

•

Updates for capital and operating cost estimate inputs. A more thorough mine plan is planned to be provided to mining contractors, complete with bench-by-bench material movement as well as final destinations, in order for the mining contractors to generate updated cost estimates

•	Additional more detailed studies to support consideration of modifying factors such legal, permitting, environmental, social license, and taxation considerations.

This work is likely to require a budget allocation of between $9 and $14 million.

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27.0	REFERENCES

27.1	Bibliography

Amdel, 2013: QEMSCAN Analysis (Bulk Mineralogy) Of Four Gold-Containing Samples: report prepared for Papillon Resources, 15 February 2013, 13 p.

Boyd, A., Dahl, R., and Dowling, S., 2014: The Fekola Gold Deposit: A new multimillion ounce gold discovery in the Kéniéba District of Western Mali: in prep. New Generation Gold Mines.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 2010, http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010. pdf.

Canadian Securities Administrators (CSA), 2011: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Central African Gold Plc, 2007: CAG - Starts Drilling Programme in West Mali: news release to the AIM, 16 January 2007.

CIA, 2013: CIA Factbook – Mali: https://www.cia.gov/library/publications/the-world-factbook/geos/ml.html

Colonial Resources Limited, 2009: Acquisition of West African Gold Projects and Appointment of Managing Director: news release, 18 December 2009, 8 p.

Colonial Resources Limited, 2010: Prospectus for a Non-Renounceable Entitlements Offer: prospectus with the ASX, 25 January 2010, 83 p.

Deloitte, 2012: Mali Highlights, 2012: Mali factsheet produced by Deloitte, 3 p.

Dia. A., Van Schmus, W.R., and Kroner, A., 1997: Isotopic Constraints on the Age and Formation of a Paleo-Proterozoic Volcanic Arc Complex in the Kedougou Inlier, Eastern Senegal, West Africa: Journal of African Earth Sciences, vol 24, pp 197–213; cited in Lawrence et al., 2013a.

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Dincer, T., 2013: March 2013 Pre-Feasibility Study Mining Review Results Rev 06 (Accumulated Results): report prepared by Mining Solutions Pty Ltd for Papillon Resources, April 2013, 64 p.

Doherty, 2011: The Malian Legal Regime – Mining Law. www.miningmali. com/tag/mali-mining-code/

Dorling, S., 2013: Geological Review, Fekola Au Deposit, Médinandi Project, W-Mali, Stratigraphic–Structural Assessment: report prepared by CSA Global Pty Ltd. for Papillon Resources, 28 March, 2013, 40 p.

Dorling, S., 2014: Shear-hosted gold deposit of the Kédougou-Kéniéba Belt: PowerPoint presentation prepared by CSA Global Pty Ltd. for Papillon Resources, 12 January 2014.

DRA Mineral Projects (Pty) Ltd, 2013: Fekola Pre-Feasibility Study Report: confidential report to Papillon, June 2013, 20 vols.

Epoch Resources Pty Ltd., and Environment and Social Development Company sarl, 2013: ESIS for the Fekola Gold Project, Médinandi Tenement, Mali, Final Submission 19 April 2013: report prepared for Papillon Resources, 19 April 2013, vol 1, 457 p., plus two volumes of appendices.

Epoch Resources Pty Ltd, 2012: Blasting Impact Assessment for the Proposed Fekola Gold Mine Project: report prepared for Papillon Resources, October, 2012, 39 p.

Epoch Resources Pty Ltd, 2013: Conceptual Closure Plan, Fekola Gold Project: report prepared for Papillon Resources, June 2013, 30 p.

Fraser Institute, 2013. Fraser Institute Survey of Mining Companies 2012/2013, February 2013.

Goldfarb, R.J., Baker, T., Dube, B., Groves, D.I., Hart, C.J R. and Gosselin, P., 2005: Distribution, Characters and Genesis of Gold Deposits in Metamorphic Terranes: Economic Geology 100th Anniversary Volume, Society of Economic Geologists, Littleton, Colorado, USA, pp. 407–450.

Groves, D.I., Goldfarb, R.J., Gebre-Mariam, M., Hagemann, S.G., and Robert, F. 1998: Orogenic gold deposits: A Proposed Classification in the Context of their Crustal Distribution and Relationship to Other Gold Deposit Types: Ore Geology Review, Special Issue, Vol. 13, pp. 7–27.

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Groves, D.I., Goldfarb, R.J., Robert, F., and Hart, C.J.R., 2003: Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance: Economic Geology, Vol. 98, pp. 1–29.

Gueye, M., Ngom, P.M., Diene, M., Thiam, Y., Siegesmund, S., Wemmer, K., and Pawlig, S., 2008: Intrusive Rocks and Tectno-metamorphic Evolution of the Mako Paleoproterozoic Belt (Eastern Senegal, West Africa): Journal of African Earth Sciences, vol. 50, pp 88–110; cited in Lawrence et al., 2013a.

Hirdes W., and Davis, D.W., 2002: U-Pb Geochemistry of Paleoproterozoic Rocks in the Southern Part of the Kedougon-Kéniéba Inlier, Senegal, West Africa: Evidence of Diachronous Accretionary Development of the Eburnean Province: Precambrian Research, bol 118, pp. 83–89; cited in Lawrence et al., 2013a.

Lawrence D., Treloar P, Rankin A., Harbidge P., and Holliday J., 2013: The Geology and Mineralogy of the Loulo Mining District, Mali, West Africa: Evidence for Two Distinct Styles of Orogenic Gold Mineralization: Economic Geology, v108 pp. 199–227.

Lawrence, D.; Treloar, P.; Rankin, A.; Boyce, A.; and Harbidge, P., 2013: A Fluid Inclusion and Stable Isotope Study at the Loulo Mining District, Mali, West Africa: Implications for Multifluid Sources in the Generation of Orogenic Gold Deposits. Economic Geology, v. 108, pp. 229–257.

Moritz, R., 2000: What Have We Learnt About Orogenic Lode Gold Deposits Over The Past 20 Years? : article posted to University of Geneva, Switzerland, website, 7 p. accessed 8 February 2010, http://www.unige.ch/sciences/terre/mineral/publications/onlinepub/moritz_gold_ brgm_2000.doc.

MPR Geological Consultants Pty Ltd., 2013: Fekola Resource Estimate, Mali West Gold Project, Mali: report prepared for Papillon Resources, February 2013, 73 p.

MPR Geological Consultants Pty Ltd., 2013: Fekola Resource Estimate, Mali West Gold Project, Mali: report prepared for Papillon Resources, August 2013, 76 p.

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Norton Rose Fulbright, 2012: Amendments to the Malian Mining Code: http://www.nortonrosefulbright.com/knowledge/publications/70668/amendment s-to-the-malian-mining-code

Papillon Resources, 2011: Taking Flight: investor presentation release to the ASX, February 2011, 19 p.

Papillon Resources, 2013: Geological Procedures Manual, Médinandi Project: internal Papillon Resources report, January 2013, 119 p.

Papillon Resources, 2013: Developing a Significant Gold Project in West Africa: investor presentation release to the ASX, August 2013, 22 p.

Papillon Resources, 2013: Papillon Resumes Drilling along Fekola Corridor: news release to the ASX, 26 November 2013, 4 p.

Papillon Resources, 2014: Papillon Achieves Major Milestone with Granting of Fekola Mining Permit: news release to the ASX, 17 February 2014, 4 p.

Papillon Resources, 2014: New Gold Discovery 13 km North of Papillon’s Fekola Project: news release to the ASX, 24 February 2014, 13 p.

Papillon Resources, 2014: Shallow High Grade Intercepts Continue to Highlight Growth Potential near Fekola: news release to the ASX, 17 March 2014, 12 p.

Papillon Resources, 2014: Award and Commencement of Definitive Feasibility Study for Fekola Gold Project: news release to the ASX, 25 March 2014, 3 p.

Papillon Resources, 2014: Menankoto Sud Continues to Deliver Positive Drilling Results: news release to the ASX, 12 June, 2014, 15 p.

Papillon Resources, 2014: Additional Metallurgical Test Work At Fekola Identifies Further Improvements: news release to the ASX, 26 June, 2014, 4 p.

Papillon Resources, 2014: Papillon Delivers Outstanding Pre-Feasibility Study For Fekola Gold Project: news release to the ASX, 26 June, 2014, 17 p.

Papillon Resources, 2014: June Quarterly Report: news release to the ASX, 14 July 2014, 28 p.

Papillon Resources, 2014: Update on Merger with B2Gold: news release to the ASX, 15 July, 2014, 1 p.

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Pathfinder Exploration Pty Ltd, 2013a: Brief Petrographic Descriptions; report prepared for Papillon Resources, 24 March 2013, 40 p.

Pathfinder Exploration Pty Ltd, 2013b: Brief Petrographic Descriptions; report prepared for Papillon Resources, 9 April 2013, 16 p.

Pathfinder Exploration Pty Ltd, 2013c: Brief Petrographic Descriptions; report prepared for Papillon Resources, 16 August 2013, 20 p.

Randgold Resources, 2009: Randgold Resources Completes First Year Exploration Program and Commits to a Second Year of Exploration on Azco’s Gold Properties In Mali, West Africa: news release dated 1 October, 1999, 1 p.

Schandl, E.S., 2012: Petrographic Study of the Fekola Gold Property, Western Mali: report prepared for Papillon Resources, 17 June, 2012, 67 p.

Villeneuve M., and Cornée, J.J., 1994: Structure, Evolution and Paleoceanography of the West African Craton and Bordering Belts during the Neoproterozoic: Precambrian Research, Vol 69, pp. 307–326; cited in Lawrence et al., 2013a.

27.2	Abbreviations

Abbreviation/Acronym	Definition
%	percent
% w/w	Percentage weight/weight
($/oz Au	Gold price in US dollars per ounce
/	per
<	less than
>	greater than
°	degrees
3D	three-dimensional
a	annum/ year
AA	atomic absorption spectroscopy
AAS	Atomic absorption spectroscopy
Ag	Silver
AG	autonomous grind
ARD	acid-rock drainage
As	Arsenic
ASX	Australian Securities Exchange
Au	Gold
Axb	Grinding (comminution) parameters

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Abbreviation/Acronym	Definition
Azco	Azco Mining Inc
B2Gold	B2Gold Corp.
BBWi	Bond ball mill work index
BRGM	Bureau de Recherches Géologiques et Minières
BRWi	Bond rod mill index
BV/h	Bed volume per hour
Ca(OH)2	Sodium hydroxide
Central African	Central African Gold plc
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimetre
Co	Cobalt
CRM	Certified reference material
Cu	Copper
CV	Co-efficient of variation
CWi	Crusher work index
DNGM	Direction Nationale de la Geologie et des Mines
DTM	digital terrain model
DWi	drop weight index
Eagle River	Eagle River International Limited
EHS	Environmental, health and safety.
EM	electromagnetic
EMP	Environmental and Social Management Plan
EPCM	Engineering, procurement and contract management
Epoch	Epoch Resources Pty Ltd.
EZ-Track	Down-hole survey instrument
Fe	iron
g	gram
G&A	General and administrative
g/cm3	Grams per cubic centimeter
g/m3	Grams per cubic meter
g/t	Grams per tonne
GPS	global positioning instrument
GRG	Gravity recoverable gold
Guefest	The Guefest company
ha	hectares
HAZMAT	Hazardous materials
HDPE	High density polyethelene

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Abbreviation/Acronym	Definition
HFO	heavy fuel oil
HQ	63.5 mm core size diameter
I&AP	Interested and affected parties
ICC	International Chamber of Commerce
ICMI	International Cyanide Management Code
IDs	Identification numbers
IFC	International Finance Corp
IP	induced polarization
ISCP	Impôt Spécial sur Certains Produits
Jcon	Joint condition rating
JORC	The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia
JV	Joint venture
kg	kilogram
Km	Kilometre
Km2	Square kilometer
kWh/t	kilowatt hours per tonne
L	liter
LG	Lerchs–Grosmann
LiDAR	light detection and ranging
Lion Mining	Lion Mining Finance Limited
LOM	life-of-mine
LREE	Light rare earth elements
m	meters
m amsl	Metres above mean sea level
m/a	Metres per year
m/s	Metres per second
m/sec	Metres per second
m3	cubic meter
MagSus	Magnetic susceptibility
Mali Mining	Mali Mining House SA
Mani	Mani Sàrl
mE	Easting (m)
mg/L	Milligrams per liter
MIK	Multiple Indicator Kriging
mm	millimetre
MMM	Mining Code of Mali, 1999 Edition
mN	Northing (m)

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Abbreviation/Acronym	Definition
Mo	Molybdenum
MPR	MPR Geological Consultants Pty Ltd
MQes	Mine and Quarry Engineering Services, Inc.
mRL	Elevation (m)
Mt	Million tonnes
Mt/a	Million tonnes per year
MW	megawatts
NaCN	Sodium cyanide
ND	Nominal diameter
NGL	Natural Ground Level
Ni	Nickel
NI 43-101	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects
NQ	47.6 mm size core
º	degrees
ºC	degrees Celsius
OHMS	Open House Management Solutions
P	phosphorus
Pa	pascals
Papillon	Papillon Resources Limited
Pb	Lead
PEA	Preliminary economic assessment
PFS	Pre-feasibility study
pH	a figure expressing the acidity or alkalinity of a solution on a logarithmic scale
ppb	parts per billion
ppm	parts per million
PQ	85 mm size core
Project	Fekola Gold Project
PSD	Particle size distribution
PXRF	portable X-ray fluorescence
QA/QC	quality assurance and quality control
QPs

Qualified Persons; an individual who: (i) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (ii) has experience relevant to the subject matter of the mineral project; and (iii) is a member in good standing of a professional association as defined by NI 43-101

QQ	Quantile-quantile
QXRD	Quantitative X-ray diffraction
RAB	rotary air blast
Randgold	Randgold Resources Ltd.
RC	reverse circulation

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Abbreviation/Acronym	Definition
RC-DD	Drill hole that commenced with an RC collar but was completed with a core tail
REE	Rare earth elements
RMR	Rock mass rating
ROM	Run-of-mine
RQD	rock quality designation
SAG	semi-autogenous grind
SANAS	South African National Accreditation System
Sarl	société à responsabilité limitée
Se	Selenium
SG	Specific gravity
SGS	Analytical laboratory
SMBS	Sodium metabisulphate
SMU	selective mining unit
Sonarem	Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali
Songhoi	Songhoi Resources Sàrl
SRM	Standard reference material
t	metric tonne
t/a	tonnes per annum (tonnes per year)
t/d	tonnes per day
t/d	Tonnes/day
t/h	tonnes per hour
t/m3	Tonnes per cubic meter
TCR	Total core recovery
TD	Tailings dam
TSF	Tailings storage facility
UCS	uniaxial (unconfined) compressive strength
V:H	Vertical is to horizontal (ratio)
VAT	Value added tax
W	Tungsten
WAG	Western African Gold and Exploration S.A
WHO	World Health Organization
WRFs	Waste rock facilities
Zn	Zinc
ZTS	Zoumana Traore SARL
μm	Micrometer (micron)

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27.3	Glossary of Terms

Term	Meaning
acid rock drainage/ acid mine drainage	Characterized by low pH, high sulfate, and high iron and other metal species.
adjacent property

A property in which the issuer does not have an interest; has a boundary reasonably proximate to the property being reported on; and has geological characteristics similar to those of the property being reported on

ANFO	A free-running explosive used in mine blasting made of 94% prilled aluminum nitrate and 6% No. 3 fuel oil.
autogenous grinding	The process of grinding in a rotating mill which uses as a grinding medium large pieces or pebbles of the ore being ground, instead of conventional steel balls or rods.
azimuth

The direction of one object from another, usually expressed as an angle in degrees relative to true north. Azimuths are usually measured in the clockwise direction, thus an azimuth of 90 degrees indicates that the second object is due east of the first.

ball mill

A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.

carbon-in-leach (CIL)

A method of recovering gold and silver from fine ground ore by simultaneous dissolution and adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. The carbon flows counter currently to the head of the leaching circuit.

comminution/crushing/grinding

Crushing and/or grinding of ore by impact and abrasion. Usually, the word "crushing" is used for dry methods and "grinding" for wet methods. Also, "crushing" usually denotes reducing the size of coarse rock while "grinding" usually refers to the reduction of the fine sizes.

cutoff grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.
cyanidation	A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.
data verification

The process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation

density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimeter.
discounted cash flow (DCF)

Concept of relating future cash inflows and outflows over the life of a project or operation to a common base value thereby allowing more validity to comparison of projects with different durations and rates of cash flow.

effective date	With reference to a technical report, the date of the most recent scientific or technical information included in the technical report.
flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.
gravity separation	Exploitation of differences in the densities of particles to achieve separation. Machines utilizing gravity separation include jigs and shaking tables.

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Term	Meaning
historical estimate

An estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit

Indicated Mineral Resource (CIM 2010)

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource (CIM 2010)

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

internal rate of return (IRR)	The rate of return at which the Net Present Value of a project is zero; the rate at which the present value of cash inflows is equal to the present value of the cash outflows.
Knelson concentrator	a high-speed centrifuge that combines centrifugally enhanced gravitational force with a patented fluidization process to recover precious metals
life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.
Measured Mineral Resource (CIM 2010)

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral project

Any exploration, development or production activity, including a royalty or similar interest in these activities, in respect of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals

Mineral Resource (CIM 2010)

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

net present value (NPV)

The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.

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Term	Meaning
open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.
overburden	rock or soil overlying a mineral deposit
plant

A group of buildings, and especially to their contained equipment , in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.

producing issuer

An issuer with annual audited financial statements that disclose gross revenue, derived from mining operations, of at least $30 million Canadian for the issuer’s most recently completed financial year; and gross revenue, derived from mining operations, of at least $90 million Canadian in the aggregate for the issuer’s three most recently completed financial years

regolith	Layer of loose, heterogeneous material covering bedrock
royalty

An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

run-of-mine	A term used to describe ore of average grade for the deposit.
semi-autogenous grinding (SAG)	A method of grinding rock into fine powder whereby the grinding media consists of larger chunks of rocks and steel balls.
strike length	The horizontal distance along the long axis of a structural surface, rock unit, mineral deposit or geochemical anomaly.
stripping ratio	The ratio of tonnes removed as waste, to the number of tonnes of ore removed from an open pit mine.
tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.
World Geodetic Reference System of 1984 (WGS-84)-

The United States Defense Mapping Agency's Datum. This datum is a global datum based on electronic technology which is still to some degree classified. Data on the relationship of as many as 65 different datums to WGS-84 is available to the public. As a result, WGS-84 is becoming the base datum for the processing and conversion of data from one datum to any other datum. The Global Positioning System (GPS) is based on this datum.

written disclosure	Any writing, picture, map, or other printed representation whether produced, stored or disseminated on paper or electronically, including websites
XYZ coordinates

A grouping of three numbers which designate the position of a point in relation to a common reference frame. In common usage, the X and Y coordinate fix the horizontal position of the point, and Z refers to the elevation

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